As filed with the Securities and Exchange Commission on January 28, 2016


                                              Securities Act File No. 333-193931
                                       Investment Company Act File No. 811-22937


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM N-2

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933              [X]


                    Pre-Effective Amendment No.                              [ ]


                   Post-Effective Amendment No. 2                            [X]

                                     and/or

    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [X]


                                 Amendment No. 5                             [X]


                                 O'CONNOR EQUUS
               (Exact Name of Registrant as Specified in Charter)

                            ONE FREEDOM VALLEY DRIVE
                            OAKS, PENNSYLVANIA 19456
          (Address of Principal Executive Offices, including Zip Code)

      Registrant's Telephone Number, including Area Code:  1-888-793-8637

                                 NICHOLAS VAGRA
                                UBS O'CONNOR LLC
                       ONE NORTH WACKER DRIVE, 32ND FLOOR
                            CHICAGO, ILLINOIS 60606
                    (Name and Address of Agent for Service)

                        Copies of all communications to:

                               SEAN GRABER, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                               1701 MARKET STREET
                        PHILADELPHIA, PENNSYLVANIA 19103

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box....[X]

It is proposed that this filing will become effective (check appropriate box):

     [ ]     when declared effective pursuant to Section 8(c)
     [X]     immediately upon filing pursuant to paragraph (b)
     [ ]     on (date) pursuant to paragraph (b)
     [ ]     60 days after filing pursuant to paragraph (a)
     [ ]     on (date) pursuant to paragraph (a)

                                 O'CONNOR EQUUS

                                 CLASS A SHARES

                                   PROSPECTUS



                                JANUARY 28, 2016



                               INVESTMENT ADVISER
                                UBS O'CONNOR LLC

All dealers that buy, sell or trade the Fund's shares, whether or not participating in this offering, may be required to deliver a Prospectus when acting on behalf of the Fund's Distributor.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS                                                      January 28, 2016



                                 O'CONNOR EQUUS

                                 CLASS A SHARES


O'Connor EQUUS (the "Fund") is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The Fund's investment objective is to seek to consistently realize risk-adjusted appreciation in the value of its assets. Currently, the Fund uses a U.S.-centric equity-based long/short investment strategy, which generally has a low correlation to the equity markets.


The Fund's shares are only being sold to U.S. investors who the Fund (or its agent) reasonably believes meet the definition of "qualified clients" under Rule 205-3 under the Investment Advisers Act of 1940, as amended, and related guidance provided by the U.S. Securities and Exchange Commission (the "SEC") or its Staff. The Fund's shares are not currently available to non-U.S. investors. In order to purchase shares, a prospective investor must submit a completed investor certification to the Distributor (as defined below) or a selling agent or sub-distributor, who may be an affiliate of UBS O'Connor LLC, the Fund's investment adviser (the "Adviser"), prior to the Closing Time (as defined below). (A form of investor certification is included as an exhibit to this Prospectus, which may be modified or supplemented as necessary to comply with the certification and/or substantiation requirements of individual selling agents or sub-distributors.)


This Prospectus applies to the offering of Class A shares of beneficial interest in the Fund. The Fund has registered 150,000 Class A shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell 150,000 Class A shares (less shares previously sold) on a continuous basis monthly at net asset value ("NAV") per share plus the placement fee. Each investor is required to make a minimum initial investment of $50,000, unless this requirement is waived by the Fund, as further described herein. Pending the closing of any monthly offering, funds received from prospective investors will be placed in a non-interest-bearing account with Union Bank, N.A. On the date of any monthly closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. The Fund commenced operations on August 1, 2014. See "THE OFFERING."

The Fund operates as an "interval fund," which means that the Fund, subject to applicable law, will offer to repurchase a portion of its outstanding shares at per share NAV on a regular schedule. The schedule requires the Fund to make repurchase offers once every three months (generally on the last business day of each calendar quarter). For each repurchase offer, the Fund will offer to repurchase 5% of its total outstanding shares (including all classes of shares), unless the Fund's Board of Trustees has approved a higher amount (but not more than 25% of total outstanding shares) for a particular repurchase offer. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of the shares they request for repurchase actually repurchased. For more information on the Fund's interval structure, policies and related risks, see "RISKS--REPURCHASE OFFERS RISK" and "PERIODIC REPURCHASE OFFERS" below.


This Prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing. You must read it carefully before you invest, and keep it for future reference. The Fund has filed with the SEC a Statement of Additional Information ("SAI") dated January 28, 2016, as amended from time to time. The SAI is incorporated by reference into this Prospectus, which means it is part of this Prospectus for legal purposes. The SAI's table of contents appears at the end of this Prospectus. The SAI and annual and semi-annual reports to shareholders include additional information about the Fund. The Fund does not have a website, but you may get free copies of these materials and other fund documents or make shareholder inquiries by calling the Fund toll-free at 1-888-793-8637. You should read the SAI carefully before you invest, and keep it for future reference.



You may also review and copy information about the Fund, including its SAI, at the SEC's Public Reference Room in Washington, D.C. For information about the operation of the Public Reference Room, you may call the SEC at 1-202-551-8090. You may also access reports and other information about the Fund on the EDGAR Database on the SEC's website at http://www.sec.gov. You may get copies of this information, with payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-1520. You may need to refer to the Fund's file number.

THE FUND'S SECURITIES HAVE NO HISTORY OF PUBLIC TRADING AND THE FUND DOES NOT CURRENTLY INTEND TO LIST ITS SHARES FOR TRADING ON ANY NATIONAL SECURITIES EXCHANGE. THERE IS NO GUARANTEE THAT A SECONDARY MARKET FOR FUND SHARES WILL DEVELOP. THE SHARES, THEREFORE, MAY NOT BE READILY MARKETABLE. EVEN IF ANY SUCH MARKET WERE TO DEVELOP, CLOSED-END FUND SHARES MAY TRADE AT A DISCOUNT FROM NAV, WHICH CREATES A RISK OF LOSS FOR INVESTORS PURCHASING SHARES IN THE INITIAL PUBLIC OFFERING. EVEN THOUGH THE FUND WILL MAKE PERIODIC REPURCHASE OFFERS TO REPURCHASE A PORTION OF THE SHARES TO PROVIDE SOME LIQUIDITY TO SHAREHOLDERS, YOU SHOULD CONSIDER THE SHARES TO BE AN ILLIQUID INVESTMENT. AN INVESTMENT IN THE FUND IS SUITABLE ONLY FOR LONG-TERM INVESTORS WHO CAN BEAR THE RISKS ASSOCIATED WITH THE LIMITED LIQUIDITY OF THE SHARES. THE FUND IS NOT AN APPROPRIATE INVESTMENT FOR INVESTORS WHO DESIRE THE ABILITY TO REDUCE THEIR INVESTMENTS TO CASH ON A TIMELY BASIS. INVESTMENT IN THE FUND INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK OF THE LOSS OF THEIR INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THESE RISKS BEFORE INVESTING IN THE FUND. PLEASE SEE "RISKS" IN THIS PROSPECTUS.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS PROSPECTUS AS LEGAL, TAX OR FINANCIAL ADVICE. YOU SHOULD CONSULT WITH YOUR OWN PROFESSIONAL ADVISORS AS TO LEGAL, TAX, FINANCIAL OR OTHER MATTERS RELEVANT TO THE SUITABILITY OF AN INVESTMENT IN THE FUND.


THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                                            PAGE
PROSPECTUS SUMMARY                                                             1
SUMMARY OF FUND FEES AND EXPENSES                                              9
FINANCIAL HIGHLIGHTS                                                          12
THE FUND                                                                      13
USE OF PROCEEDS                                                               13
INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES                                 13
RISKS                                                                         15
MANAGEMENT OF THE FUND                                                        25
RELATED PERFORMANCE DATA OF THE ADVISER                                       28
SERVICE PROVIDERS                                                             30
THE OFFERING AND PLAN OF DISTRIBUTION                                         31
PERIODIC REPURCHASE OFFERS: REDEMPTIONS/REPURCHASES OF SHARES AND
TRANSFERS                                                                     34
DETERMINATION OF NET ASSET VALUE                                              37
DISTRIBUTIONS AND DISTRIBUTION REINVESTMENT                                   39
TAX CONSIDERATIONS                                                            39
DESCRIPTION OF CAPITAL STRUCTURE AND SHARES                                   41
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION                      43
EXHIBIT A: FORM OF INVESTOR CERTIFICATE                                       46

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS AND THE STATEMENT OF ADDITIONAL INFORMATION ("SAI").

THE FUND          O'Connor EQUUS (the "Fund") is a Delaware statutory trust registered as an investment company under the Investment Company Act of 1940, as amended
                  (the "1940 Act"). The Fund is a non-diversified, closed-end management investment company that operates as an "interval fund." (See "PERIODIC
                  REPURCHASE OFFERS" below.)

                  The Fund will initially offer a single class of shares of beneficial interest
                  ("shares") designated as "Class A shares" to investors eligible to invest in the
                  Fund. The Fund may in the future submit to the U.S. Securities and Exchange
                  Commission ("SEC") an application for an exemptive order to permit the
                  Fund to offer additional classes of shares. Although there is no assurance that the SEC would grant such an order, any additional class of shares would have certain differing characteristics, particularly in terms of the placement fee that investors in that class may bear, and differences in the distribution and/or shareholder servicing fees that each class may be charged.


THE OFFERING      Class A shares of beneficial interest in the Fund are offered on a continuous basis monthly (generally as of 4:00 p.m. Eastern Time on the last business day of each month, the "Closing Time") at net asset value ("NAV") per share plus a placement fee (a "Placement Fee") of up to 2.00%. At each Closing Time, purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund (after the Placement Fee, if applicable) as of the first business day of the next month following the acceptance of an investor's purchase order. For more information regarding the offering and possible waivers of the Placement Fees, see "THE OFFERING
                  AND PLAN OF DISTRIBUTION" below.


                  For each investor, the Fund requires a minimum initial investment of $50,000 and minimum subsequent investments of $10,000. The Fund may waive these minimum investment requirements for one or more investors in its sole discretion. The minimum investment requirement may be waived for current and former officers, partners, directors or employees of UBS O'Connor LLC, the Fund's investment adviser (the "Adviser") or any of its affiliates; any
                  Trustee (as defined below) or officer of the Fund; brokerage or advisory clients of the Adviser or any of its affiliates; accounts for which the Adviser or any of its affiliates acts in a fiduciary capacity (I.E., as agent or trustee); certain registered fund wrap programs at the discretion of the Fund's officers; and for other investors at the discretion of the Fund's officers. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this
                  Prospectus. Because the Fund will pay the Adviser an incentive fee based on the Fund's performance, each investor must also be a "qualified client" as that term is defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended, and related guidance provided by the SEC or its Staff. In order to purchase shares, a prospective investor must submit a completed investor certification to the






                                       1





                  Distributor (as defined below) or a selling agent or sub-distributor, who may be an affiliate of the Adviser, prior to the Closing Time. (A form of investor certification is included as an exhibit to this Prospectus, which may be modified or supplemented as necessary to comply with the certification and/or substantiation requirements of individual selling agents or sub-distributors.)


                  Class A shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. Shareholders will not have the right to redeem their shares. In addition, shares are subject to transfer restrictions, including a requirement that shares may be transferred only to persons who meet the Fund's eligibility requirements set forth in this
                  Prospectus. However, as described below, in order to provide some liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding shares.

                  AN INVESTMENT IN THE FUND IS SUITABLE ONLY FOR LONG-TERM INVESTORS WHO CAN BEAR
                  THE RISKS ASSOCIATED WITH THE LIMITED LIQUIDITY OF THE SHARES.


INTERVAL FUND;    As an interval fund, the Fund will make periodic offers to repurchase a portion
PERIODIC          of its outstanding shares at NAV per share. The Fund has adopted a fundamental
REPURCHASE        policy, which cannot be changed without shareholder approval, to make
OFFERS            repurchase offers once every three months.

                  For each repurchase offer, the Fund will offer to repurchase 5% of its total outstanding shares (including all classes of shares), unless the Fund's Board of Trustees (each, a "Trustee" and collectively, the "Board") has approved a higher amount (but not more than 25% of total outstanding shares) for a particular repurchase offer. There is no guarantee that the Fund will offer to repurchase more than 5% of its total outstanding shares (including all classes of shares) in any repurchase offer, and there is no guarantee that you will be able to sell shares in an amount or at the time that you desire.


                  The procedures that will apply to the Fund's repurchase offers are described in
                  "PERIODIC REPURCHASE OFFERS" below.


                  Proceeds from the repurchase of shares will be paid in cash (in U.S.
                  dollars).


DESCRIPTION OF    Shares of each class represent proportionate interests in the Fund's assets. On
CAPITAL           matters that affect the Fund as a whole, each class has the same voting and
STRUCTURE AND     other rights and preferences as any other class. On matters that affect only
SHARES            one class, only shareholders of that class may vote. Each class votes separately on matters affecting only that class, or matters expressly required to be voted on separately by state or federal law.

INVESTMENT        The Fund's investment objective is to seek to consistently realize
OBJECTIVE         risk-adjusted appreciation in the value of its assets.

INVESTMENT        Currently, the Fund uses a U.S.-centric equity-based long/short investment
STRATEGIES        strategy, which generally has a low correlation to the equity markets. The



                                        2


                  Adviser intends to principally invest in equity and equity related securities of companies of various capitalization ranges, which include shares of U.S.
                  listed companies ("U.S. Securities") and non-U.S. listed companies with substantial assets or sales in the U.S., as well as interests in any U.S. or
                  non-U.S. issuer exposed to global drivers consistent with those of the aforementioned companies ("U.S.-Linked Securities"). The Adviser intends to attempt to extract excess returns principally through single-security selection and secondarily by attempting to exploit systematic market volatility by taking net exposures to such market. In general, "excess returns" refer to the returns of a portfolio that exceed the returns of a benchmark (E.G., the S&P 500 Index)
                  with a similar level of risk.


                  Currently, the Adviser uses a proprietary stock selection process, which includes "bottom up" fundamental analysis as well as statistical analysis, to construct a focused portfolio. Generally, the Adviser will take long positions in those U.S. Securities and U.S.-Linked Securities that it expects to increase in value over a specific timeframe and take short positions in those U.S.
                  Securities and U.S.-Linked Securities that it expects to decrease in value over a specific timeframe. The Adviser intends to take directional views and therefore, at times, the Fund's portfolio will have a net long or net short exposure. The Fund generally expects that no more than 100% of its total assets would be represented by short sales of securities and no more than 150% of its total assets would be represented by long positions achieved through short sales. In addition to short sales, the Fund may obtain a higher degree of leverage through the use of derivatives (as further discussed below) in order to achieve aggregate exposures (long and short) substantially in excess of its net assets. To attempt to extract excess returns from systematic volatility, the Adviser may invest in equity index futures, registered investment companies, exchange-traded funds ("ETFs") and/or other instruments. The Fund may also invest in depositary receipts of non-U.S. issuers, including in emerging markets.

                  In addition, the Fund is permitted to invest in the broadest range of asset classes permissible under the 1940 Act, including equity securities, convertible securities, commodity investments and derivative instruments
                  (collectively, "Fund Investments"). Fund Investments may be made both on exchanges and over-the-counter, and through private placements. The Fund may hold both long and short positions in such Fund Investments. While the Fund intends to pursue a fundamental equity-based long/short investment strategy, the Fund may consider pursuing other investment strategies it considers appropriate and in the best interests of the Fund, and may invest in a broad range of securities and other instruments as further described herein and in the SAI.

                  Generally, the Fund holds derivatives for the purpose of hedging risk. For example, the Adviser may use index futures to attempt to hedge against broad, market risk in the portfolio. Similarly, the Adviser may use options to limit exposure to a particular issuer(s) in the portfolio. However, the Adviser may use derivatives for any other purpose to meet the Fund's investment objective
                  (e.g. to gain exposure to a company). For example, the Adviser may use contracts for difference (a form of equity swap whose value is based on the




                                        3



                  fluctuating value of an underlying instrument) to gain exposure to a non-U.S.
                  issuer because the derivative provides a more efficient use of capital compared to another financial instrument like an American Depositary Receipt ("ADR")
                  or when an ADR is unavailable.


                  Subject to the limitations of the 1940 Act, the Fund may employ leverage, which varies from time to time. Leverage may be achieved through, among other methods, short sales, borrowing, purchasing Fund Investments on margin and investing in derivative instruments that are inherently leveraged, such as options, futures, forward contracts, repurchase and reverse repurchase agreements and swaps.


                  For additional information about the Fund's investment strategies, see
                  "INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES" below.


BORROWINGS        To the extent consistent with the requirements of the 1940 Act, the Fund may borrow from prime brokers or borrow from or obtain a line of credit from other established financial institutions in order to, among other reasons, provide the Fund with liquidity for redemptions or other cash management purposes.

RISKS             THERE CAN BE NO ASSURANCE THAT THE FUND WILL ACHIEVE ITS INVESTMENT
                  OBJECTIVE. AN INVESTMENT IN THE FUND IS AN APPROPRIATE INVESTMENT ONLY FOR
                  THOSE INVESTORS WHO CAN TOLERATE A HIGH DEGREE OF RISK AND DO NOT REQUIRE A
                  LIQUID INVESTMENT. INVESTORS MAY LOSE SOME OR ALL OF THEIR INVESTMENT IN THE
                  FUND. THE FUND IS NOT DESIGNED TO BE A COMPLETE INVESTMENT PROGRAM AND
                  MAY NOT BE A SUITABLE INVESTMENT FOR ALL INVESTORS.

                  INVESTMENT AND MARKET RISK. An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund represents an investment in a portfolio of long and short positions in U.S. Securities and U.S.-Linked Securities and other investments, and the value of these investments may fluctuate. At any point in time an investment in the Fund's shares may be worth less than the original amount invested.

                  The Fund's shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the FDIC, the Federal Reserve Board or any other government agency.


                  Except to the extent used to satisfy periodic repurchase offers, the Adviser expects to be able to fully invest net proceeds in accordance with the Fund's investment objective and policies within three months of receipt of the proceeds. A delay in the anticipated use of proceeds could prevent the Fund from achieving its investment objective.


                  SHORT SALES RISK. The Fund may make short sales of securities. A short sale involves the sale of a security that the Fund does not own in the expectation of purchasing the same security (or a security exchangeable therefore) at a later date at a lower price. Short sales expose the Fund to the risk that it will be




                                        4


                  required to buy the security sold short (also known as "covering" the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund that is potentially unlimited. Investment in short sales may also cause the Fund to incur expenses related to borrowing securities.
                  Reinvesting proceeds received from short selling may create leverage, which can amplify the effects of market volatility on the Fund's share price.

                  DEPOSITARY RECEIPTS. Depositary receipts are typically issued by a U.S.
                  financial institution and evidence an ownership interest in a security or pool of securities issued by a foreign issuer. ADRs are listed and traded in the
                  United States. Global Depositary Receipts ("GDRs") are similar to ADRs but represent shares of foreign-based corporations generally issued by international banks in one or more markets around the world. ADRs and GDRs are subject to the risks associated with investing directly in foreign securities, which may result in increased exposure to foreign economic, political and legal developments, including favorable or unfavorable changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation or nationalization of assets, imposition of withholding taxes on payments, and possible difficulty in obtaining and enforcing judgments against foreign entities. Furthermore, issuers of foreign securities and obligations are subject to different, often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers. The securities and obligations of some foreign companies and foreign markets are less liquid and at times more volatile than comparable U.S. securities, obligations and markets. These risks may be more pronounced to the extent that the Fund invests a significant amount of its assets in depositary receipts that represent exposure to companies located in one country or region and to the extent that the Fund invests in depositary receipts of issuers in emerging markets.

                  SMALL AND MEDIUM CAPITALIZATION RISK. Small and medium capitalization companies may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, small and medium capitalization companies may have limited product lines, markets and financial resources and may depend upon a relatively small management group. Therefore, small and medium capitalization stocks may be more volatile than those of larger companies.
                  Small and medium capitalization stocks may be traded over-the-counter or listed on an exchange.

                  LIMITED OPERATING HISTORY RISK. The Fund commenced operations on August 1, 2014 and thus has limited operating history. The Fund has limited historical financial statements, operating data and financial data on which potential investors may evaluate the Fund and its performance.

                  NON-MARKETABILITY OF SHARES. The Fund's shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. The Fund's shares, therefore, may not be readily marketable.

                  REPURCHASE OFFERS RISK. An investment in the Fund is subject to the risk that



                                        5


                   the Fund's repurchases of shares may hurt investment performance by forcing the Fund to maintain a higher percentage of its assets in liquid investments or to liquidate certain investments when it is not desirable to do so. Repurchases may be oversubscribed, preventing shareholders from selling some or all of their tendered shares back to the Fund.

                   PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE RISKS INVOLVED IN AN
                   INVESTMENT IN THE FUND. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN
                   LEGAL, TAX AND FINANCIAL ADVISORS AS TO ALL OF THESE RISKS AND IN DETERMINING
                   WHETHER AN INVESTMENT IN THE FUND IS A SUITABLE INVESTMENT.


                   For additional information on these and other risks related to the Fund, see
                   "RISKS" below and "DESCRIPTION OF PERMITTED INVESTMENTS AND RELATED RISKS" IN THE
                   SAI.



INVESTMENT         UBS O'Connor LLC, a limited liability company organized under the laws of
 ADVISER           the State of Delaware and registered with the SEC as an investment adviser, serves as the investment manager of the Fund and is responsible for its investment activities. The Adviser is a wholly-owned subsidiary of UBS AG
                   ("UBS") and a member of the Global Asset Management division within
                   UBS. The Adviser provides investment advisory services to the Fund pursuant to a written investment advisory agreement (the "Advisory
                   Agreement"), as further described herein.


DISTRIBUTOR        SEI Investments Distribution Co. (the "Distributor"), a corporation organized in Pennsylvania and registered as a member of the Financial Industry
                   Regulatory Authority ("FINRA"), is the principal underwriter of shares of the
                   Fund. Shares may be purchased through the Distributor or other broker-
                   dealers (referred to herein as selling agents or sub-distributors) who have entered into a dealer agreement with the Distributor. The Distributor acts as the distributor of shares for the Fund on a best efforts and agency basis (not as principal). The Distributor is not obligated to sell any specific number of shares of the Fund.

FEES AND           MANAGEMENT FEE. Pursuant to the Advisory Agreement, the Fund will pay to
EXPENSES           the Adviser a monthly fee at the annual rate of 2.00%, which will be applied to the Fund's average net assets for the month.


                   INCENTIVE FEE. The Fund will pay to the Adviser a performance-based fee
                   ("Incentive Fee"), quarterly in arrears, generally accrued as of the end of each business day, equal to 20% of the Investment Profits (as defined below)
                   attributable to each share for such calendar quarter; PROVIDED, HOWEVER, that an
                   Incentive Fee with respect to a share will be paid only with respect to
                   Investment Profits for the applicable calendar quarter in excess of Unrecouped
                   Investment Losses (as defined below) as of the end of the previous calendar quarter. See "Management of the Fund" for a more complete discussion of the
                   Incentive Fee.


                   PLACEMENT FEE. Each initial and additional investment may be subject to a one time Placement Fee of up to 2.00%. The Placement Fee may be waived or adjusted for (i) affiliates of the Adviser; (ii) employees or directors of the




                                        6


                   Adviser and its affiliates, and members of their immediate families; (iii) certain investors with an established business relationship with the Adviser or its affiliates; or (iv) Trustees or officers of the Fund. The Placement Fee will be in addition to the subscription price for shares and will not form a part of an investor's investment in the Fund. The Placement Fee will be assessed by a selling agent or sub-distributor, who may be an affiliate of the Adviser. There are no Placement Fees on reinvested distributions.

                   OTHER EXPENSES. The Fund pays all other expenses incurred in the operation of the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.


                   REIMBURSEMENT OF FUND EXPENSES. The Adviser and/or its affiliates have contractually agreed to reimburse the Fund's expenses in order to keep the
                   Fund's Other Fund Operating Expenses (exclusive of interest from borrowing, brokerage commissions, legal fees in connection with due diligence on Fund portfolio transactions, acquired fund fees and expenses, taxes and other non-
                   routine expenses not incurred in the ordinary course of the Fund's business)
                   from exceeding 0.65%. This reimbursement agreement shall remain in effect until at least one year from the date of this Prospectus, and will continue thereafter for one year periods until terminated by the Board or terminated by the Adviser, upon thirty (30) days' prior notice to the Fund, effective as of the close of business on the last day of such one year period. If, at any point, the
                   Fund's Other Fund Operating Expenses (not including the excluded expense referenced above) are below the contractual cap, the Adviser is entitled to be reimbursed by the Fund in an amount equal to the difference between the
                   Fund's Other Fund Operating Expenses (not including the excluded expense referenced above) and the contractual cap to recapture all or a portion of its prior expense reimbursements made during the preceding three-year period during which the reimbursement agreement was in place.

                   For additional information on fees and expenses related to an investment in the Fund, see "SUMMARY OF FUND FEES AND EXPENSES" below.


DISTRIBUTIONS      The Fund expects to declare and pay dividends of net investment income annually and net realized capital gains annually. Unless shareholders specify otherwise, dividends will be reinvested in shares of the Fund.

TAX                Generally, the dividends and distributions you receive from the Fund are
CONSIDERATIONS     taxable and will be reported to you and the U.S. Internal Revenue Service (the
                   "IRS") as ordinary income, capital gains, or some combination of both, unless you are investing through a traditional tax deferred arrangement, such as a
                   401(k) plan or an individual retirement account, in which case your distributions generally will be taxed when withdrawn from the tax-deferred account.


                   The Fund intends to elect and to qualify each year to be treated as a regulated investment company under the provisions of Subchapter M of the U.S.
                   Internal Revenue Code of 1986, as amended (the "Code"). In order to so qualify, the Fund must meet certain requirements with respect to the sources





                                        7



                    of its income, the diversification of its assets and the distribution of its income. If the Fund qualifies as a regulated investment company, it will not be subject to federal income or excise tax on income it distributes in a timely manner to its shareholders in the form of investment company taxable income or net capital gain distributions.


                    Prospective investors should consult their tax advisors as to the federal, state and local tax consequences to them of the purchase, ownership and disposition of shares.


SUMMARY OF FUND FEES AND EXPENSES

SHAREHOLDER TRANSACTION EXPENSES
(FEES PAID DIRECTLY FROM YOUR INVESTMENT)

     Maximum Placement Fee (as a percentage of offering price)(1)         2.00%

ANNUAL EXPENSES
(AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO COMMON SHARES)


Management Fees                                                           2.00%
Incentive Fee (20% of net profits)(2)                        0.54%
Interest Payments on Borrowed Funds                                       0.01%
Other Expenses                                                           11.85%
                                                                         ------
     Expenses on Securities Sold Short                       1.53%
     Other Fund Operating Expenses                          10.32%
Acquired Fund Fees and Expenses                                           0.13%
Total Annual Expenses (including Incentive Fee
paid during the prior fiscal year)(3)                                     14.53%
Less Expense Reimbursements                                              (9.58)%
Total Annual Expenses (including Incentive Fee
paid during the prior fiscal year) Less Expense                            4.95%
Reimbursements (3,4)



(1) INVESTMENTS MAY BE SUBJECT TO A PLACEMENT FEE OF UP TO 2.00%, SUBJECT TO WAIVER OR ADJUSTMENT FOR (I) AFFILIATES OF THE ADVISER; (II) EMPLOYEES OR DIRECTORS OF THE ADVISER AND ITS AFFILIATES, AND MEMBERS OF THEIR IMMEDIATE FAMILIES (III) CERTAIN INVESTORS WITH AN ESTABLISHED BUSINESS RELATIONSHIP WITH THE ADVISER OR ITS AFFILIATES; OR (IV) TRUSTEES OR OFFICERS OF THE FUND. THE PLACEMENT FEE WILL BE IN ADDITION TO THE SUBSCRIPTION PRICE FOR SHARES AND WILL NOT FORM A PART OF AN INVESTOR'S INVESTMENT IN THE FUND.


(2) THE FUND WILL PAY TO THE ADVISER A PERFORMANCE-BASED INCENTIVE FEE, QUARTERLY IN ARREARS, GENERALLY ACCRUED AS OF THE END OF EACH BUSINESS DAY, EQUAL TO 20% OF THE INVESTMENT PROFITS ATTRIBUTABLE TO EACH SHARE FOR SUCH CALENDAR QUARTER; PROVIDED, HOWEVER, THAT AN INCENTIVE FEE WITH RESPECT TO A SHARE WILL BE PAID ONLY WITH RESPECT TO INVESTMENT PROFITS FOR THE APPLICABLE CALENDAR QUARTER IN EXCESS OF UNRECOUPED INVESTMENT LOSSES AS OF THE END OF THE PREVIOUS CALENDAR QUARTER. SEE "MANAGEMENT OF THE FUND" FOR A MORE COMPLETE DISCUSSION OF THE INCENTIVE FEE. FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2015, THE FUND PAID $38,531 IN INCENTIVE FEES TO THE ADVISER.

(3) "TOTAL ANNUAL EXPENSES" IN THIS FEE TABLE, BOTH BEFORE AND AFTER EXPENSE REIMBURSEMENTS, DO NOT CORRELATE TO THE EXPENSE RATIO IN THE FUND'S FINANCIAL HIGHLIGHTS BECAUSE THE FINANCIAL HIGHLIGHTS INCLUDE ONLY THE DIRECT OPERATING EXPENSES INCURRED BY THE FUND, AND EXCLUDE ACQUIRED FUND FEES AND EXPENSES.

(4) THE ADVISER AND/OR ITS AFFILIATES HAVE CONTRACTUALLY AGREED TO REIMBURSE THE FUND'S EXPENSES IN ORDER TO KEEP THE FUND'S OTHER FUND OPERATING EXPENSES (EXCLUSIVE OF INTEREST FROM BORROWING, BROKERAGE COMMISSIONS, LEGAL FEES IN CONNECTION WITH DUE DILIGENCE ON FUND PORTFOLIO TRANSACTIONS, EXPENSES ON SECURITIES SOLD SHORT, ACQUIRED FUND FEES AND EXPENSES, TAXES AND OTHER NON-ROUTINE EXPENSES NOT INCURRED IN THE ORDINARY COURSE OF THE FUND'S BUSINESS) FROM EXCEEDING 0.65%. THIS REIMBURSEMENT AGREEMENT SHALL REMAIN IN EFFECT UNTIL AT LEAST ONE YEAR FROM THE DATE OF THIS PROSPECTUS, AND WILL CONTINUE THEREAFTER FOR ONE YEAR PERIODS UNTIL TERMINATED BY THE BOARD OR TERMINATED BY THE ADVISER, UPON THIRTY (30) DAYS' PRIOR NOTICE TO THE FUND, EFFECTIVE AS OF THE CLOSE OF BUSINESS ON THE LAST DAY OF SUCH ONE YEAR PERIOD. IF, AT ANY POINT, THE FUND'S OTHER FUND OPERATING EXPENSES (NOT INCLUDING THE EXCLUDED EXPENSE REFERENCED ABOVE) ARE BELOW THE CONTRACTUAL CAP, THE ADVISER IS ENTITLED TO BE REIMBURSED BY THE FUND IN AN AMOUNT EQUAL TO THE DIFFERENCE BETWEEN THE FUND'S OTHER FUND OPERATING EXPENSES (NOT INCLUDING THE EXCLUDED EXPENSE REFERENCED ABOVE) AND THE CONTRACTUAL CAP TO RECAPTURE ALL OR A PORTION OF ITS PRIOR EXPENSE REIMBURSEMENTS MADE DURING THE PRECEDING THREE-YEAR PERIOD DURING WHICH THE REIMBURSEMENT AGREEMENT WAS IN PLACE.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants' services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with their services to the Fund, (iv) fees and expenses of Independent Trustees (defined below), (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund's officers and Trustees, (viii) errors and omissions insurance for the Fund's officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund's quarterly repurchase offers, (xii) servicing fees and (xiii) other non-routine or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.


The initial operating expenses for a new fund, including start-up costs, which may be significant, may be higher than the expenses of an established fund. Costs incurred in connection with the organization of the Fund were borne by the Fund. The Fund also paid offering costs in connection with the initial offering of the shares, including registration fees. These offering expenses will be amortized over the first twelve months of the Fund's operations. For tax purposes, offering costs cannot be deducted by the Fund or the Fund's shareholders. Therefore, for tax purposes, the expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.


Offering expenses generally include, but are not limited to, the preparation, review and filing with the SEC of the Fund's registration statement (including this Prospectus and the SAI), the preparation, review and filing of any associated marketing or similar materials, costs associated with the printing, mailing or other distribution of the Prospectus, SAI and/or marketing materials, associated filing fees, and legal and accounting fees associated with the offering.

The purpose of the above table is to assist an investor in understanding the fees and expenses that an investor in the Fund will bear directly or indirectly.

EXAMPLE

This example is based on the expenses set forth in the table and should not be considered a representation of the Fund's future expenses. Actual expenses of the Fund may be higher or lower than those shown.

------------------------------------------------------------------------------------------------------------
EXAMPLE                                                  1 YEAR      3 YEARS      5 YEARS      10 YEARS
------------------------------------------------------------------------------------------------------------
You would pay the following expenses (including the       $69          $327        $538         $914
Incentive Fee) on a $1,000 investment, assuming a
5% annual return and a Placement Fee of 2%(1)
------------------------------------------------------------------------------------------------------------

(1) Without the Placement Fee, your actual expenses would be $50 after 1 year, $313 after 3 years, $529 after 5 years and $912 after 10 years.


The Example assumes that the Fund's annual return is 5% before expenses. The Example also assumes that the Adviser will terminate its reimbursement agreement with the Fund after one year. If the reimbursement agreement is not terminated after one year, the expenses shown in the table will be lower. The Adviser currently does not anticipate terminating the reimbursement agreement. The Fund's fees and expenses, including the Incentive Fee, were then applied to the assumed 5% return. The Fund will pay to the Adviser a performance-based Incentive Fee, quarterly in arrears, generally accrued as of the end of each business day, equal to 20% of the Investment Profits attributable to each share for such calendar quarter; provided, however, that an Incentive Fee with respect to a share will be paid only with respect to Investment Profits for the applicable calendar quarter in excess of Unrecouped Investment Losses as of the end of the previous calendar quarter. As a result, the dollar amounts in the example could be (a) higher if the Fund's actual rate of return exceeds 5% or
(b) lower if Unrecouped Investment Losses exceed Investment Profits.

                              FINANCIAL HIGHLIGHTS


The table that follows presents performance information about Class A shares of the Fund. The financial highlights table is intended to help you understand the Fund's financial performance for the period of the Fund's operations. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). The information has been audited by Ernst & Young LLP, independent registered public accounting firm of the Fund. The financial statements and the unqualified opinion of Ernst & Young LLP are included in the 2015 Annual Report of the Fund, which is available upon request by calling the Fund at 1-888-793-8637.

----------------------------------------------------------------------------------------------------------------------------
                                                                                         FOR THE             FOR THE
                                                                                        YEAR ENDED        PERIOD ENDED
                                                                                        SEPTEMBER 30,     SEPTEMBER 30,
                                                                                            2015               2014*
----------------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period                                                       $990.24          $1,000.00
                                                                                           -------          ---------
INCOME (LOSS) FROM INVESTMENT OPERATIONS:
  Net investment loss (1)                                                                   (38.88)             (5.08)
  Net realized and unrealized gain (loss) on investment transactions                         53.54              (4.68)
                                                                                         ---------          ----------
       Total From investment operations                                                      14.66              (9.76)
                                                                                         ---------          ----------
NET ASSET VALUE, END OF YEAR/PERIOD                                                      $1,004.90            $990.24
                                                                                         =========          ==========
TOTAL RETURN PRIOR TO INCENTIVE FEE                                                           2.00%+            (0.98)%+
                                                                                         =========          ==========
TOTAL RETURN INCLUDING INCENTIVE FEE                                                          1.48%+            (0.98)%+
                                                                                         =========          ==========
RATIOS AND SUPPLEMENTAL DATA
   Net assets, end of year/period (000)                                                     $8,284             $4,262
                                                                                         =========          ==========
   Ratio of net expenses to average net assets, including dividend expense and                4.28%              4.58%**++
      stock loan fee, and excluding incentive fee
   Ratio of net expenses to average net assets, including dividend expense and                4.82%++            4.58%**++
      stock loan fee, and including incentive fee
   Ratio of total expenses to average net assets, including dividend expense and             14.40%             55.51%**
      stock loan fee
   Ratio of net investment loss to average net assets                                        (4.02)%            (3.06)%**
Portfolio turnover                                                                             146%                 9%***

*    Fund commenced operations on August 1, 2014.

**   Annualized.

***  Not Annualized.

++ Ratios would have been 3.28% and 2.65%, for years 2015 and 2014 respectively, if dividend and interest expense on securities sold short and stock loan fees had been excluded.

+    Total return is for the period indicated and has not been annualized.
     Total return would have been lower had certain expenses not been reimbursed by the Adviser during the period.

(1) Net Investment Loss per share was calculated using average shares for the period.

                                    THE FUND


The Fund is a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on February 4, 2014 and commenced operations on August 1, 2014. The Fund's principal office is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456, and its telephone number is 1-888-793-8637.


                                USE OF PROCEEDS


Pending the closing of any monthly offering, funds received from prospective investors will be placed in a non-interest-bearing account with Union Bank, N.A. On the date of termination of any monthly closing, the balance in such account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor. The Adviser will invest the net proceeds of such offerings of shares in accordance with the Fund's investment objective and investment policies. Except to the extent used to satisfy periodic repurchase offers, the Adviser expects to be able to fully invest net proceeds in accordance with the Fund's investment objective and investment policies within three months of receipt of the proceeds. A delay in the anticipated use of proceeds could prevent the Fund from achieving its investment objective.


                 INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES

INVESTMENT OBJECTIVE

The Fund's investment objective is to seek to consistently realize risk-adjusted appreciation in the value of its assets.

CHANGE IN INVESTMENT OBJECTIVE. The Fund's investment objective is not fundamental and may be changed by the Board without shareholder approval upon thirty (30) calendar days' prior written notice to shareholders.

INVESTMENT STRATEGIES


Currently, the Fund uses a U.S.-centric equity-based long/short investment strategy, which generally has a low correlation to the equity markets. In seeking to achieve the Fund's investment objective, the Adviser intends to principally invest in equity and equity related securities of companies of various capitalization ranges, which include shares of U.S. listed companies ("U.S. Securities") and non-U.S. listed companies with substantial assets or sales in the U.S., as well as interests in any U.S. or non-U.S. issuer exposed to global drivers consistent with those of the aforementioned companies ("U.S.-Linked Securities"). The Adviser intends to attempt to extract excess returns principally through single-security selection and secondarily by attempting to exploit systematic market volatility by taking net exposures to such market. In general, "excess returns" refer to the returns of a portfolio that exceed the returns of a benchmark (E.G., the S&P 500 Index) with a similar level of risk. The Fund generally expects that no more than 100% of its total assets would be represented by short sales of securities and no more than 150% of its total assets would be represented by long positions achieved through short sales. In addition to short sales, the Fund may obtain a higher degree of leverage through the use of derivatives (as further discussed below) in order to achieve aggregate exposures (long and short) substantially in excess of its net assets.

Currently, the Adviser uses a proprietary stock selection process, which includes "bottom-up" fundamental analysis as well as statistical analysis, to construct a focused portfolio. Generally, the Adviser will take long positions in those U.S. Securities and U.S.-Linked Securities that it expects to increase in value over a specific timeframe and take short positions in those U.S. Securities and U.S.-Linked Securities that it expects to decrease in value over a specific timeframe. The Adviser intends to take directional views and therefore, at times, the Fund's portfolio will have a net long or net short exposure. To attempt to extract excess returns from systematic volatility, the Adviser may invest in equity index futures, registered investment companies, ETFs and/or other instruments. The Fund may also invest in depositary receipts of non-U.S. issuers, including in emerging markets.

The Fund is permitted to invest in the broadest range of asset classes permissible under the 1940 Act, including equity securities, convertible securities, commodity investments and derivative instruments (collectively, "Fund Investments"). Fund Investments may be made both on exchanges and over-the-counter, and through private placements. The Fund may hold both long and short positions in such Fund Investments. While the Fund intends to pursue a fundamental equity-based long/short investment strategy, the Adviser may consider pursuing other investment strategies it considers appropriate and in the best interests of the Fund, and may invest in a broad range of securities and other instruments as further described herein and in the SAI.

Generally, the Fund holds derivatives for the purpose of hedging risk. For example, the Adviser may use index futures to attempt to hedge against broad, market risk in the portfolio. Similarly, the Adviser may use options to limit exposure to a particular issuer(s) in the portfolio. However, the Adviser may use derivatives for any other purpose to meet the Fund's investment objective (e.g. to gain exposure to a company). For example, the Adviser may use contracts for difference (a form of equity swap whose value is based on the fluctuating value of an underlying instrument) to gain exposure to a non-U.S. issuer because the derivative provides a more efficient use of capital compared to another financial instrument like an ADR or when an ADR is unavailable. The Fund may buy futures in an attempt to manage risk where the Fund's credit exposure to an issuer increases rapidly, and the Fund may sell futures to more efficiently gain exposure to an issuer during a liquidity event in the market. Additionally, the Fund may invest in other types of derivatives, primarily forwards, interest rate swaps and credit default swaps. For example, the Fund may buy credit default swaps in an attempt to manage credit risk where the Fund has credit exposure to an issuer, or the Fund may sell credit default swaps to more efficiently gain credit exposure to a security or basket of securities.


The Fund may hold excess cash balances in any short-term investments deemed appropriate by the Adviser.

Subject to the limitations of the 1940 Act, the Fund may employ leverage, which varies from time to time. Leverage may be achieved through, among other methods, short sales, borrowing, purchasing Fund

Investments on margin and investing in derivative instruments that are inherently leveraged, such as options, futures, forward contracts, repurchase and reverse repurchase agreements and swaps.


TEMPORARY DEFENSIVE POSITIONS. Finally, the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political or other conditions. For example, during such period, 100% of the Fund's assets may be invested in short-term, high-quality fixed income securities, cash or cash equivalents. Temporary defensive positions may be initiated by the Adviser when the Adviser judges that market conditions make pursuing the Fund's investment strategies inconsistent with the best interests of its shareholders. The Adviser then may temporarily use these alternative strategies that are mainly designed to limit the Fund's losses or to create liquidity in anticipation of redemptions. When the Adviser takes temporary defensive positions, it may be more difficult for the Fund to achieve its investment objective.


INVESTMENT PROCESS


EXCESS RETURN EXTRACTION THROUGH SINGLE-SECURITY SELECTION. The Adviser utilizes a proprietary stock selection process to identify U.S. Securities and U.S.-Linked Securities and will construct a portfolio after validating such securities in three consecutive, interrelated categories: Fundamental, Market and Statistical. The Adviser intends to use this process as the primary portfolio construction tool of the Fund. Through this process the Adviser seeks to identify the appropriate entry and exit points of each U.S. Security or U.S.-Linked Security and attempts to capture excess returns:


          o Fundamental -- First, the Adviser engages in systematic "bottom -up" analysis seeking to establish disproportionately wide gaps between a security's current market price and its intrinsic value. This is achieved by utilizing both relative and absolute metrics to determine a view on a selected security's intrinsic value. The Adviser will also use detailed modeling analysis to quantify its contention with the market's view.

          o Market -- Next, the Adviser will use macroeconomic and micro data points (e.g., catalysts, corporate activity, merger and acquisition) to inform the timing of the addition or deletion of a security to the portfolio. This analysis helps establish the relevance of the investment thesis in the prevailing market environment. Additionally, staying close to market information enables the Adviser to be responsive to new opportunities and threats.

          o Statistical -- Finally, the Adviser seeks to identify the hidden or unintended consequences of adding a security to the overall portfolio. Because it is expected that the Fund will hold a relatively small number of securities, the Adviser studies the correlation among the different positions and assesses the likelihood that the addition of the security will magnify or mitigate the existing thematic or factor exposures in the portfolio. Regular analysis is performed on the security's profitability and the underlying exposures in the portfolio.

EXCESS RETURN EXTRACTION BY EXPLOITING SYSTEMATIC VOLATILITY. The Adviser may seek to exploit the systematic volatility in the markets through timed net exposures to such markets. This process is largely informed by a dashboard of inputs, such as: normalized and current valuation analysis; profit cycle analysis; economic cycle analysis; sentiment indicators; fund flows; technical analysis and global macro analysis. These inputs are designed to be independent of the drivers that govern the exposures created through the single-security selection process, described above. Net exposures are typically expressed through the purchase or sale of futures on market indices and ETFs.


THE FUND'S INVESTMENT ACTIVITIES WILL NOT BE LIMITED TO THE INVESTMENT STRATEGIES, TRADING STRATEGIES OR FUND INVESTMENTS DISCUSSED ABOVE. THERE IS NO ASSURANCE THAT ANY OF THE INVESTMENT STRATEGIES, TRADING STRATEGIES OR FUND INVESTMENTS LISTED ABOVE WILL BE INCLUDED IN OR WILL REMAIN A COMPONENT OF THE FUND'S OVERALL INVESTMENT PROGRAM. (FOR ADDITIONAL INFORMATION, SEE "RISKS" BELOW.)


The SAI contains a list of the fundamental and non-fundamental investment policies of the Fund under the heading "INVESTMENT LIMITATIONS."

                                     RISKS

THERE CAN BE NO ASSURANCE THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE. AN INVESTMENT IN THE FUND IS AN APPROPRIATE INVESTMENT ONLY FOR THOSE INVESTORS WHO CAN TOLERATE A HIGH DEGREE OF RISK AND DO NOT REQUIRE A LIQUID INVESTMENT. INVESTORS MAY LOSE SOME OR ALL OF THEIR INVESTMENT IN THE FUND. THE FUND IS NOT DESIGNED TO BE A COMPLETE INVESTMENT PROGRAM AND MAY NOT BE A SUITABLE INVESTMENT FOR ALL INVESTORS. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISORS AS TO ALL OF THESE RISKS AND IN DETERMINING WHETHER AN INVESTMENT IN THE FUND IS A SUITABLE INVESTMENT.

RISKS RELATING TO THE OPERATIONS AND STRUCTURE OF THE FUND


          LIMITED OPERATING HISTORY. The Fund commenced operations on August 1, 2014 and thus has limited operating history. The Fund has limited historical financial statements, operating data and financial data on which potential investors may evaluate the Fund and its performance. Officers and employees of the Adviser have been using the core strategies described herein in connection with proprietary trading on behalf of UBS and in private investment funds for several years. However, the past performance of these officers and employees is not an indication of future success of the Fund.

          PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. Shareholders and prospective investors are cautioned that the past performance of the Adviser is not indicative of the future results of the Fund.

          LIMITED LIQUIDITY. The Fund's shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. The Fund's shares, therefore, may not be readily marketable. Even if any such market were to develop, closed-end fund shares may trade at a discount from NAV.


          BORROWING FOR OPERATIONS. The Fund has the authority to borrow money for, among other reasons, cash management purposes, to obtain leverage and to meet redemptions that would otherwise result in the premature liquidation of its investments, subject to the limitations of the 1940 Act. The use of short-term borrowing creates several additional risks. If the Fund is unable to service the debt, a secured lender could liquidate the Fund's position in some or all of the Fund Investments that have been pledged as collateral and cause the Fund to incur significant losses. The occurrence of defaults may trigger cross-defaults under the Fund's agreements with other brokers, lenders, clearing firms or other counterparties, creating or increasing a material adverse effect on the performance of the Fund.

          IN-KIND DISTRIBUTIONS. The Fund expects to distribute cash to a shareholder upon a redemption of shares. However, there can be no assurance that the Fund will have sufficient cash to satisfy redemption requests or that the Fund will be able to liquidate investments at the time of such redemption requests at favorable prices. Under the foregoing circumstances, and under other circumstances deemed appropriate by the Fund, a shareholder may receive in-kind distributions from the Fund. Notwithstanding the foregoing, with respect to its quarterly repurchase offers, the Fund will repurchase its shares in cash.

RISKS RELATING TO THE ADVISER AND OTHER SERVICE PROVIDERS

          DEPENDENCE ON THE ADVISER. The success of the Fund is significantly dependent upon the ability of the Adviser to develop and use investment techniques that effectively implement the Fund's investment strategies and thereby achieve the Fund's investment objective. Subjective decisions made by the Adviser may cause the Fund to incur losses or to miss profit opportunities on which it would otherwise have capitalized.

          INCENTIVE COMPENSATION TO ADVISER. The Adviser receives compensation based upon the appreciation of the Fund's assets. This performance compensation arrangement may create an incentive for the Adviser to make investments that are riskier or more speculative than would be the case if such compensation was not paid.


          RETENTION AND MOTIVATION OF KEY EMPLOYEES. The performance of the Fund is largely dependent on the talents and efforts of highly-skilled individuals. Competition in the financial services industry forqualified employees is intense. The Fund's continued ability to effectively manage its portfolio depends on the ability of the Adviser to attract, retain and motivate its principals and employees. While turnover is expected in the industry, shareholders should consider the effect of past and future turnover on the performance of the Fund.


RISKS RELATING TO THE INVESTMENT STRATEGIES OF THE FUND

          FUNDAMENTAL ARBITRAGE. The identification of investment opportunities in undervalued and overvalued securities is a difficult task, and there are no assurances that such opportunities will be successfully recognized or acquired. While investments in undervalued and overvalued securities offer opportunities for high or above market capital appreciation, these investments involve a high degree of financial risk and can result in substantial losses.

          DIRECTIONAL TRADING. Certain of the positions taken by the Adviser are designed to profit from forecasting absolute price movements in a particular instrument. Predicting future prices is inherently uncertain and the losses incurred, if the market moves against a position, will often not be hedged. The speculative aspect of attempting to predict absolute price movements is generally perceived to exceed that involved in attempting to predict relative price fluctuations.

          SECURITIES BELIEVED TO BE UNDERVALUED OR INCORRECTLY VALUED. Securities that the Adviser believes are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Adviser anticipates. As a result, the Fund may lose all or substantially all of its investment in any particular instance.

          MODEL RISK. The Adviser will use financial models in implementing the Fund's investment strategy. The success of the Fund's investment strategy is heavily dependent on the financial models used by the Adviser in attempting to accurately project a company's earnings, which will then form the basis of the Adviser's portfolio decisions. Financial models that have been formulated on the basis of past market data may not be predictive of future price movements. Financial models may not be reliable if unusual events specific to particular corporations, or major events external to the operations of markets, cause extreme market moves that are inconsistent with the historic correlation and volatility structure of the market. Financial models also may have hidden biases or exposure to broad structural or sentiment shifts. As market dynamics shift over time, a previously highly successful model could become outdated or inaccurate, perhaps without the Adviser recognizing that fact before substantial losses are incurred. There can be no assurance that the Adviser will be successful in developing and maintaining effective financial models.

          DISCRETIONARY TRADING STRATEGIES. The Adviser's trading decisions do not adhere rigidly to any particular trading formula or system, but rather are discretionary and based on the knowledge, judgment and fundamental views developed by its traders. There can be no assurance that the Adviser's trading methods and strategies and its trading decisions for the Fund will be successful under all or any market conditions.

          RELATIVE VALUE. The success of the Fund's relative value investment strategy depends on the Adviser's ability to identify and exploit perceived inefficiencies in the pricing of securities, financial products, or markets. Identification and exploitation of such discrepancies involve uncertainty. There can be no assurance that the Adviser will be able to locate investment opportunities or exploit pricing inefficiencies in the securities markets. A reduction in the pricing inefficiency of the markets in which the Adviser seeks to invest will reduce the scope for the Fund's investment strategies. In the event that the perceived mispricings underlying the Fund's positions were to fail to converge toward, or were to diverge further from, relationships expected by the Adviser, the Fund may incur losses. The Fund's relative value investment strategy may result in high portfolio turnover and, consequently, high transaction costs. In addition, the Fund's relative value strategy is designed to be uncorrelated with respect to the movements in equity markets and risk-free interest rates. Depending upon the investment strategies employed and market conditions, unforeseen events involving such matters as political crises, or changes in currency exchange rates or interest rates, forced redemptions of securities, or general lack of market liquidity may have a material adverse effect on the Fund. Moreover, there can be no assurance, particularly during periods of market disruption and stress when the risk control benefits of low correlation with traditional benchmarks may be most important, that the performance of the Fund will, in fact, exhibit low correlation with traditional benchmarks or will not be closely correlated with such benchmarks.

          COMPETITION. Certain markets in which the Fund may invest are extremely competitive for attractive investment opportunities. Thus, the Adviser might not be able to identify or successfully pursue attractive investment opportunities in such environments and, as a result, there may be reduced expected investment returns. For example, a portion of the Fund's business may be dependent on the new issue market, which will be influenced by the volume of available and suitable new issues as well as the Adviser's ability to receive a sufficient allocation of such new issues; there has been significant growth in the number of firms organized to make such investments, which may result in increased competition to the Fund in obtaining suitable investments.

RISKS RELATING TO THE INVESTMENT TECHNIQUES OF THE FUND

          NON-DIVERSIFICATION. The Fund is classified as "non-diversified" under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a ''diversified'' fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

          LEVERAGE RELATED TO INVESTMENTS. Consistent with the requirements of the 1940 Act, the Fund may obtain leverage by, among other methods, borrowing, purchasing securities on margin and purchasing or entering into derivative instruments that are inherently leveraged, such as options, futures, forward contracts, repurchase and reverse repurchase agreements and swaps. Although leverage may increase profits, it exposes the Fund to credit risk, greater market risks and higher current expenses. The effect of leverage with respect to any investment in a market that moves adversely to such investment could result in a loss to the investment portfolio of the Fund that would be substantially greater than if the investment were not leveraged. Also, access to leverage and financing could be impaired by many factors, including market forces or regulatory changes, and there can be no assurance that the Fund will be able to secure or maintain adequate leverage or financing.

          Margin borrowings and transactions involving forwards, swaps, futures, options and other derivative instruments could result in certain additional risks to the Fund. In such transactions, counterparties and lenders (including affiliates of the Fund as permitted by applicable law) will likely require the Fund to post collateral to support its obligations. Should the securities and other assets pledged as collateral decline in value, or should brokers increase their maintenance margin requirements (I.E., reduce the percentage of a position that can be financed), the Fund could be subject to a "margin call," pursuant to which it must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged assets to compensate for the decline in value. In the event of a precipitous drop in the value of pledged securities, the Fund might not be able to liquidate assets quickly enough to pay off the margin debt or provide additional collateral and may suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses.

          SHORT SELLING. Short selling involves selling securities which may or may not be owned by the Fund and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. Short selling allows the investor to profit from a decline in the price of a particular security to the extent that such decline exceeds the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, as the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the Fund will be able to maintain the ability to borrow securities sold short. In such cases, the Fund could be "bought in" (I.E., forced to repurchase securities in the open market in order to return them to the lender). In addition, there can be no assurance that the securities necessary to cover a short position will be available for purchase. In fact, purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss.

          From time to time, various regulatory authorities have imposed "short-selling bans" in selected securities (often, however, a wide population of securities), making it difficult if not impossible to continue to implement certain long-short (as well as other) equity strategies. The SEC has recently adopted a new "uptick rule" -- generally prohibiting short sales unless the last recorded sale price of a stock was higher than the previous transaction. Over time, the "uptick rule" could materially increase the Fund's transaction costs by requiring the Adviser to delay executing certain short sales (as well as to execute them at higher prices than would otherwise be the case), and in certain circumstances could prevent the Fund from acquiring a short position which the Adviser would otherwise have acquired for it.


          HEDGING TRANSACTIONS. The Fund may utilize a variety of derivative instruments, such as options, swaps, caps and floors, as well as futures and forward contracts and similar derivatives for hedging purposes. While the Fund may enter into hedging transactions to seek to reduce risk, such transactions may not be fully effective in mitigating the risks in all market environments, all types of undesired risk, or unidentified or unanticipated risks, which may result in losses to the Fund. Thus, such hedging transactions may result in a poorer overall performance than if the Fund had not engaged in such hedging transactions. Furthermore, hedging techniques involve one or more of the following risks: (i) imperfect correlation between the performance and value of the derivative instrument and the value of the Fund securities or other objective of the Adviser; (ii) possible lack of a secondary market for closing out a position in such derivative instrument; (iii) losses resulting from interest rate, spread or other market movements not anticipated by the Adviser;
(iv) the possible obligation to meet additional margin or other payment requirements, all of which could worsen the Fund's position; and (v) default or refusal to perform on the part of the counterparty with which the Fund trades. Additionally, to the extent that any hedging strategy involves the use of over-the-counter derivatives transactions, such a strategy would be affected by implementation of the various regulations adopted pursuant to the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Adviser may determine not to hedge against, or may not anticipate, certain risks. The Fund may also be exposed to certain risks that cannot be hedged.

          SHORT-TERM MARKET CONSIDERATIONS. The Adviser's trading decisions may be made on the basis of short-term market considerations. Therefore, the portfolio turnover rate could result in significant trading-related expenses.


          COUNTERPARTY RISK. Some of the markets in which the Fund may effect its transactions are over-the-counter or "interdealer" markets. The participants in such markets, including prime brokers, are typically not subject to independent credit ratings and regulatory oversight as are members of "exchange-based" markets. To the extent the Fund invests in swaps, derivative or synthetic instruments, or other transactions on these markets, the Fund may take a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. This will expose the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not BONA FIDE) or because of a credit or liquidity problem. The Fund will not be restricted from dealing with any particular counterparty or from concentrating any or all of its transactions with one counterparty. The ability of the Fund to transact business with any one or number of counterparties, the lack of any independent credit ratings on such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses to the Fund.

          ILLIQUID SECURITIES. The Fund may invest in illiquid securities. The Fund may invest in structured products, derivatives and other types of unregistered securities, which are generally not publicly traded. Such non-publicly traded Fund Investments may not be readily disposable, and in some cases, there may be contractual prohibitions on disposing of such Fund Investments for a specified period of time. Accordingly, the Fund may be forced to sell its more liquid positions at a disadvantageous time, resulting in a greater percentage of the portfolio consisting of illiquid Fund Investments. In addition, the market prices, if any, for such illiquid Fund Investments tend to be volatile, and certain Fund Investments may not be able to be sold when the Adviser desires or, in the event of a sale, the Adviser may not be able to realize what it perceives to be the fair value of such Fund Investments. The sale of illiquid securities also often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Furthermore, there may be limited information available about the assets of such issuers of the Fund Investments which may make valuation of such Fund Investments difficult or uncertain. Even those markets which the Adviser expects to be liquid can experience periods, possibly extended periods, of illiquidity.


RISKS RELATING TO THE FUND INVESTMENTS

          EQUITY SECURITIES. The Fund may invest in equity securities and equity derivatives. The value of these Fund Investments generally will vary with the performance of the issuer and movements in the equity markets. As a result, the Fund may suffer losses if it invests in equity instruments of issuers whose performance diverges from the Adviser's expectations or if equity markets generally move in a single direction and the Fund has not hedged against such a general move. The Fund also may be exposed to risks that issuers will not fulfill contractual obligations, such as, in the case of convertible securities or private placements, delivering marketable common stock upon conversions of convertible securities and registering restricted securities for public resale.

          CONVERTIBLE SECURITIES. Convertible securities are stocks or other securities that may be converted into, or exchanged for, a specified amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. Typically, the market value of a convertible security performs like that of a debt security. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock, or sell it to a third party. Any of these actions could have a material adverse effect on the Fund's performance. Convertible securities are also subject to liquidity risk based on market conditions.


          EXCHANGE-TRADED FUNDS. Subject to the limitations of the 1940 Act, the Fund may invest in ETFs, which are shares of publicly-traded unit investment trusts, open-end funds, or depository receipts that seek to track the performance and dividend yield of specific indexes or companies in related industries. These indexes may be either broad-based, sector, or international. However, ETF shareholders are generally subject to the same risk as holders of the underlying securities they are designed to track. ETFs are also subject to certain additional risks, including, without limitation, the risk that their prices may not correlate perfectly with changes in the prices of the underlying securities they are designed to track, and the risk of trading in an ETF halting due to market conditions or other reasons, based on the policies of the exchange upon which the ETF trades. In addition, the Fund may bear, along with other shareholders of an ETF, its PRO RATA portion of the ETF's expenses, including management fees. Accordingly, in addition to bearing their proportionate share of the Fund's expenses (E.G., Management Fee, Incentive Fee and operating expenses), shareholders may also indirectly bear similar expenses of an ETF, which may have a material adverse effect on the performance of the Fund.


          COMMODITY INVESTMENTS. The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investments in commodity investments, which are designed to provide this exposure without direct investment in physical commodities or commodities futures contracts. Commodity investments may be more volatile and less liquid than direct investments in the underlying commodities themselves. Commodity-related equity returns can also be affected by the issuer's financial structure or the performance of unrelated businesses. The value of a commodity investment or a derivative investment in commodities is typically based upon the price movements of a physical commodity, a commodity futures contract or commodity index or some other readily measurable economic variable that is dependent upon changes in the value of commodities or the commodities markets. The value of these securities will rise or fall in response to changes in the underlying commodity or related benchmark or investment, changes in interest rates or factors affecting a particular industry or commodity, such as natural disasters, weather and U.S. and international economic, political and regulatory developments.

          DERIVATIVE INSTRUMENTS GENERALLY. The Fund may enter into swaps and other derivative instruments, such as credit derivatives. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk, and operations risk. In addition, the Fund may, in the future, take advantage of opportunities with respect to certain other derivative instruments that are not presently contemplated for use or that are currently not available. Special risks may apply in the future that cannot be determined at this time. The regulatory and tax environment for derivative instruments in which the Fund may participate is evolving and changes in the regulation (including pursuant to the Dodd-Frank
Act) or taxation of such Fund Investments may have a material adverse effect on the Fund.


          The Fund's investments in over-the-counter derivatives are subject to greater risk of counterparty default and less liquidity than exchange-traded derivatives, although exchange-traded derivatives are subject to risk of failure of the exchange on which they are traded and the clearinghouse through which they are guaranteed. There was substantial disruption in the derivatives markets related to the 2008 bankruptcy of Lehman Brothers Holdings, Inc. and the administration of Lehman Brothers International (Europe) Limited and uncertainty relating to the U.S. government bailout of American International Group, Inc. and emergency short sales rules imposed in a number of jurisdictions. Disruptions and uncertainty can cause substantial losses if transactions are prematurely terminated, especially due to default when payment may be delayed or completely lost.

          OPTIONS. The seller (writer) of a call option which is covered (I.E., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically-unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire investment in the call option.

          The seller (writer) of a put option which is covered (I.E., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option.

          In the case of stock index options, successful use by the Fund of options on stock indices will be subject to the Adviser's ability to correctly predict movements in the direction of the stock market generally or of particular industries or market segments. This requires different skills and techniques than predicting changes in the price of individual stocks.


          When the Fund purchases an option on a futures contract in the United States, there is no margin requirement because the option premium is paid for in full. The premiums for certain options traded on foreign exchanges may be paid for on margin. When the Fund sells an option on a futures contract, it may be required to deposit margin in an amount that may be determined by the margin requirement established for the futures contract underlying the option and, in addition, an amount substantially equal to the current premium for the option. The margin requirements imposed on the writing of options, although adjusted to reflect the probability that out-of-the-money options will not be exercised, can in fact be higher than those imposed in dealing in the futures markets directly. Whether any margin deposit will be required for over-the-counter options (and other over-the-counter instruments, such as equity or currency forwards, swaps and certain other derivative instruments), will depend on the credit determinations and specific agreements of the parties to the transaction, which are individually negotiated.

      FUTURES CONTRACTS. The Fund may enter into futures contracts or related options on futures contracts that are traded on a domestic or foreign exchange or in the over-the-counter market. Generally, these investments may be made for the purpose of hedging against changes in the value of portfolio securities due to anticipated changes in interest rates, currency values and/or market conditions when the transactions are economically appropriate to the reduction of risks inherent in the management of the Fund. In addition, the Fund may enter into futures contracts for non-hedging purposes, I.E., to increase total return. The ability of the Fund to trade in futures contracts may be limited by the requirements of the Code applicable to a regulated investment company.


      No consideration will be paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 2% to 10% of the contract amount (this amount is subject to change by the exchange or board of trade on which the contract is traded and brokers or members of such board of trade may charge a higher amount). This amount is known as "initial margin" and is in the nature of a performance bond or good faith deposit on the contract, which is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. Subsequent payments, known as "variation margin," to and from the broker, will be made daily as the price of the index or securities underlying the futures contract fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as "marking-to-market." In addition, when the Fund enters into a long position in a futures contract or an option on a futures contract, it must maintain an amount of cash or cash equivalents equal to the total market value of the underlying futures contract, less amounts held in the Fund's commodity brokerage account at its broker. At any time prior to the expiration of a futures contract, the Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund's existing position in the contract.

      Positions in futures contracts may be closed out only on the exchange on which they were entered into (or through a linked exchange) and no secondary market exists for those contracts. In addition, although the Fund intends to enter into futures contracts only if there is an active market for the contracts, there is no assurance that an active market will exist for the contracts at any particular time. Most futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event, and in the event of adverse price movements, the Fund would be required to make daily cash payments of variation margin; in such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract. As described above, however, no assurance can be given that the price of the securities being hedged will correlate with the price movements in a futures contract and thus provide an offset to losses on the futures contract.


          In the case of stock index futures contracts, the price of stock index futures contracts may not correlate perfectly with the movement in the underlying stock index because of certain market distortions. Thus, successful use of stock index futures contracts by the Fund is subject to the Adviser's ability to correctly predict movements in the direction of the market.


          FORWARD CONTRACTS. The Fund may enter into forward contracts and options thereon which are not traded on exchanges and are not standardized. Instead, banks and dealers act as principals in these markets, negotiating each transaction on an individual basis. Neither the Commodity Futures Trading Commission ("CFTC") nor any banking authority currently regulates trading in forward contracts, although they may in the future become subject to regulation under the Dodd-Frank Act, a development which may entail increased costs and result in burdensome reporting requirements. There is currently no limitation on daily price movements of forward contracts and speculative position limits are not applicable. The principals who deal in the forward markets are not required to continue to make markets in the currencies or commodities they trade, and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in these markets have refused to quote prices for certain currencies or commodities, or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell. Disruptions can occur in forward markets due to unusually high trading volume, political intervention, or other factors. The imposition of controls by governmental authorities or the implementation of regulations pursuant to the Dodd-Frank Act might also limit such forward (and futures) trading to less than that which the Adviser would otherwise recommend, to the possible detriment of the Fund. Market illiquidity or disruption could result in significant losses to the Fund.

          SWAP AGREEMENTS GENERALLY. The Fund may enter into swap agreements and similar derivative transactions. Depending on their structure, swap agreements may increase or decrease the Fund's exposure to equity securities, long-term or short-term interest rates, foreign currency values, corporate borrowing rates or other factors. Depending on how they are used, swap agreements may increase or decrease the overall volatility of the Fund's portfolio. The most significant factors in the performance of swap agreements is the change in the individual equity values, the specific interest rate, the currency value and other factors that determine the amounts of payments due to the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due. Swap agreements and similar derivative transactions are not currently traded on exchanges; rather, banks and dealers act as principals in these markets. As a result, the Fund is subject to the risk of the inability or refusal to perform with respect to such contracts on the part of the counterparties with which the Fund trades. In addition, if a counterparty's creditworthiness declines, the value of swap agreements with such counterparty can be expected to decline, potentially resulting in losses by the Fund. Speculative position limits are not currently applicable to swap transactions, although the counterparties with which the Fund deals may limit the size or duration of positions available to the Fund as a consequence of credit considerations. Participants in the swap markets are not required to make continuous markets in the swap contracts they trade. The Dodd-Frank Act includes provisions that comprehensively regulate the over-the-counter derivatives markets for the first time. While the Dodd-Frank Act is intended in part to reduce certain of the risks described above, its success in this respect may not be evident for some time after the Dodd-Frank Act is fully implemented, a process that may take several years.


          CONTRACTS FOR DIFFERENCES ("CFDS"). The Fund may purchase CFDs. A CFD is a form of equity swap whose value is based on the fluctuating value of an underlying instrument (e.g., a single security, stock basket or index). CFDs are not registered with the SEC or any U.S. regulator. A CFD is a privately negotiated contract between two parties, buyer and seller, stipulating that the seller will pay to or receive from the buyer the difference between the nominal value of the underlying instrument at the opening of the contract and that instrument's value at the end of the contract. The buyer and seller are both required to post margin, which is adjusted daily, and adverse market movements against the underlying instrument may require the buyer to make additional margin payments. The buyer will also pay to the seller a financing rate on the notional amount of the capital employed by the seller less the margin deposit.


          A CFD can be set up to take either a short or long position on the underlying instrument and enables the Fund to potentially capture movements in the share prices of the underlying instrument without the need to own the underlying instrument. By entering into a CFD transaction, the Fund could incur losses because it would face many of the same types of risks as owning the underlying instrument directly. As with other types of swap transactions, CFDs also carry counterparty risk, which is the risk that the counterparty to the CFD transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract, that the parties to the transaction may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected. If the counterparty were to do so, the value of the contract, and of the Fund's shares, may be reduced.


          DEPOSITARY RECEIPTS. Depositary receipts are typically issued by a U.S. financial institution and evidence an ownership interest in a security or pool of securities issued by a foreign issuer. ADRs are listed and traded in the United States. GDRs are similar to ADRs but represent shares of foreign-based corporations generally issued by international banks in one or more markets around the world. ADRs and GDRs are subject to the risks associated with investing directly in foreign securities, which are described below. In addition, investments in ADRs and GDRs may be less liquid than the underlying shares in their primary trading markets and GDRs, many of which represent shares issued by companies in emerging markets, may be more volatile. Depositary receipts may be sponsored or unsponsored. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States, and, therefore, there may be less information available regarding such issuers, and there may not be a correlation between such information and the market value of the depositary receipts.


          FOREIGN INVESTMENT RISK. The Fund may invest in securities of non-U.S. issuers, including in emerging markets. Investing in foreign issuers may involve certain risks not typically associated with investing in securities of U.S. issuers due to increased exposure to foreign economic, political and legal developments, including favorable or unfavorable changes in currency exchange rates, exchange control regulations (including currency blockage), expropriation or nationalization of assets, imposition of withholding taxes on payments, and possible difficulty in obtaining and enforcing judgments against foreign entities. Furthermore, issuers of foreign securities and obligations are subject to different, often less comprehensive, accounting, reporting and disclosure requirements than domestic issuers. The securities and obligations of some foreign companies and foreign markets are less liquid and at times more volatile than comparable U.S. securities, obligations and markets. These risks may be more pronounced to the extent that the Fund invests a significant amount of its assets in companies located in one country or region and to the extent that the Fund invests in securities of issuers in emerging markets.

          SMALL AND MEDIUM CAPITALIZATION RISK. Small and medium capitalization companies may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, small and medium capitalization companies may have limited product lines, markets and financial resources and may depend upon a relatively small management group. Therefore, small and medium capitalization stocks may be more volatile than those of larger companies. Small and medium capitalization stocks may be traded over-the-counter or listed on an exchange.

          CREDIT DEFAULT SWAPS. The Fund may invest in credit default swaps. Credit default swaps can be used to implement the Adviser's view that a particular credit, or group of credits, will experience credit improvement or deterioration. In the case of expected credit improvement, the Fund may sell credit default protection in which it receives a premium to take on the risk. In such an instance, the obligation of the Fund to make payments upon the occurrence of a credit event creates leveraged exposure to the credit risk of the referenced entity. The Fund may also buy credit default protection with respect to a referenced entity if, in the judgment of the Adviser, there is a high likelihood of credit deterioration. In such instance, the Fund will pay a premium regardless of whether there is a credit event. The credit default swap market in high-yield securities (junk bonds) is comparatively new and rapidly evolving compared to the credit default swap market for more seasoned and liquid investment-grade securities, creating the risk that the newer markets will be less liquid, and making it potentially more difficult to exit or enter into a particular transaction.

THE FOREGOING LIST OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE ENUMERATION OR EXPLANATION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE FUND. PROSPECTIVE INVESTORS SHOULD READ THIS PROSPECTUS AND THE SAI IN THEIR ENTIRETY, AND CONSULT WITH THEIR OWN ADVISORS BEFORE DECIDING WHETHER TO INVEST IN THE FUND. IN ADDITION, AS THE FUND'S INVESTMENT PROGRAM DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE FUND MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISK FACTORS NOT DISCUSSED HEREIN.

                             MANAGEMENT OF THE FUND

BOARD OF TRUSTEES


The Board is responsible for the overall management of the Fund, including the supervision of the duties performed by the Adviser. The Board is comprised of four Trustees, three of whom are not "interested persons" of the Fund, as that term is defined by the 1940 Act. The Trustees are responsible for the Fund's overall management, including adopting the investment and other policies of the Fund, electing officers of the Fund and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under "TRUSTEES AND OFFICERS OF THE FUND" in the SAI.


INVESTMENT ADVISER

UBS O'Connor LLC, a limited liability company organized under the laws of the State of Delaware and registered with the SEC as an investment adviser, serves as the investment manager of the Fund and is responsible for its investment activities. The Adviser is a wholly-owned subsidiary of UBS AG and a member of the Global Asset Management division within UBS.

With respect to the Fund, the Adviser has claimed an exclusion from the definition of "commodity pool operator" ("CPO") under the Commodity Exchange Act ("CEA") and the rules of the CFTC and, therefore, is not subject to CFTC registration or regulation as a CPO. In addition, the Adviser is relying upon a related exclusion from the definition of "commodity trading advisor" ("CTA") under the CEA and the rules of the CFTC. Additional information regarding the Adviser's status as an excluded CPO with respect to the Fund is included in the SAI.

The Adviser makes investment decisions for the Fund and continuously reviews, supervises and administers the Fund's investment program. The Board supervises the Adviser and establishes policies that the Adviser must follow in its management activities.


MANAGEMENT FEE. For its advisory services to the Fund, the Adviser is entitled to a fee, which is calculated and paid monthly, at an annual rate of 2.00% of the average net assets of the Fund. For the fiscal year ended September 30, 2015, the Fund did not pay any advisory fees (after fee reductions) to the Adviser.

INCENTIVE FEE. The Fund will pay to the Adviser a performance based Incentive Fee, quarterly in arrears, generally accrued as of the end of each business day, equal to 20% of the Investment Profits attributable to each share for such calendar quarter; provided, however, that an Incentive Fee with respect to a share will be paid only with respect to Investment Profits for the applicable calendar quarter in excess of Unrecouped Investment Losses as of the end of the previous calendar quarter. The Adviser does not need to "earn back" Incentive Fees previously paid to it in order to recognize profits subject to additional Incentive Fees. For the fiscal year ended September 30, 2015, the Fund paid $38,531 in Incentive Fees to the Adviser.


The term "Investment Profits" refers to an increase in the NAV of a share attributable to the net realized and unrealized gains arising from the Fund's investment activities during the calendar quarter (after deducting Fund expenses other than any accrued Incentive Fee for the calendar quarter and after adjusting for any repurchase of shares made during the calendar quarter). The term "Unrecouped Investment Losses" refers to any decrease in the NAV of a share attributable to the net realized and unrealized losses arising from the Fund's investment activities (after deducting Fund expenses other than any accrued Incentive Fee for the calendar quarter and after adjusting for any repurchase of shares made during the calendar quarter) that have not been offset by subsequent Investment Profits since the formation of the Fund.

INCENTIVE FEE EXAMPLE. The Incentive Fee is accrued daily but only paid quarterly. When paid at the end of a quarter, the Incentive Fee is equal to 20% of the profits remaining after accruing all Fund expenses incurred during the quarter. Within a quarter, any such profits accrued (other than at the end of a quarter) are reversed by subsequent negative performance within the same quarter.

For example, if the Fund's performance was down 10% during the month of April, the Fund would have Unrecouped Investment Losses going into May. If the Fund had 5% Investment Profits during the month of May, the Fund would still have Unrecouped Investment Losses (but not as large) going into June. If during the month of June, the Fund had 15% Investment Profits, then the Fund would pay the Adviser an Incentive Fee equal to 20% of the Investment Profits earned between April 1st and June 30th in excess of Unrecouped Investment Losses. The Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee earned during one quarter will not be reversed by the subsequent decline in assets of the Fund or negative Fund performance in any subsequent quarter. The Incentive Fee presents certain risks that are not present in investment funds without incentive fees. In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are generally higher than those paid by most registered investment companies.

The Adviser may use certain personnel of one or more of its UBS affiliates to provide investment advice to the Fund. The Fund will not directly compensate any such affiliated service provider and such compensation, if any, would be paid by the Adviser. The Advisory Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund's procedures adopted in accordance with Rule 17e-1 under the 1940 Act.


A discussion regarding the basis for the Board's approval of the Advisory Agreement is available in the Fund's Annual Report to Shareholders, dated September 30, 2014, which covers the period from the Fund's inception to September 30, 2014.


PORTFOLIO MANAGER

Barry Gill has served as the portfolio manager of the Fund since the Fund's inception in 2014 and is primarily responsible for the day-to-day management of the Fund's portfolio.


Mr. Gill is a Managing Director and Senior Portfolio Manager of the long/short equity strategy primarily focusing on U.S. equities of the Adviser, based in New York. Mr. Gill is responsible for all aspects of portfolio management at the Adviser. Prior to assuming his current role, he was head of the Fundamental Investment Group (Americas) for 5 years within UBS Investment Bank, investing and trading the firm's principal capital. Previously, he ran the equity long/short portfolio for 7 years. Mr. Gill moved to the United States in 2000 from London to help rebuild the proprietary trading effort within the equities group following the creation of the Adviser, and subsequent move of most of the legacy proprietary traders to that unit. In his 5 years in London at SBC and UBS he was co-head of Pan-European Sector Trading, a proprietary book, and co-head of European Risk Program Trading for 2 years, preceded by 2 years as the head of the French trading book. He joined SBC's European derivatives desk as a graduate trainee in 1995. Mr. Gill holds a B.Commerce (Intl) w/ German from University College Dublin.

The SAI provides additional information about the portfolio manager's compensation, other accounts managed, and ownership of Fund shares.


The Adviser is dependent upon the experience and expertise of its portfolio manager to provide services with respect to the Fund's investments. If the Adviser were to lose the services of this individual, its ability to service the Fund could be adversely affected. The Adviser has informed the Fund that the portfolio manager is actively involved in other investment activities not concerning the Fund and will not be able to devote all of his time to the Fund's business and affairs.

POTENTIAL CONFLICTS OF INTEREST

The Adviser and the portfolio manager will be subject to certain conflicts of interest in their management of the Fund. These conflicts will arise primarily from the involvement of the Adviser and the portfolio manager in other activities, including the management of similar pooled investment vehicles, that may conflict with those of the Fund.

The Adviser believes that the portfolio manager has sufficient time and resources to discharge his responsibilities to the Fund. However, conflicts of interest may arise in allocating time, services or functions between the Fund and other entities or businesses to which the portfolio manager provides services. The portfolio manager will devote such time to the Fund as he believes is reasonably necessary to the conduct of the business of the Fund and its respective investments.

In the ordinary course of his business activities, the portfolio manager may engage in activities where the interests of the Fund and its shareholders conflict with the interest of other entities or businesses to which the portfolio manager provides services. Other present and future activities of the portfolio manager or such entities or businesses may give rise to additional conflicts of interest. In the event that a conflict of interest arises, the portfolio manager will attempt to resolve such conflicts in a fair and equitable manner and in accordance with the requirements and limitations of the 1940 Act.

                    RELATED PERFORMANCE DATA OF THE ADVISER


In addition to serving as investment adviser to the Fund, the Adviser is also primarily responsible for the day-to-day management of the O'Connor US Equities Long/Short Select Limited, a Cayman Islands exempted company (the "Comparable Fund"). The Comparable Fund is a private investment fund that invests substantially all of its assets through a master-feeder structure in O'Connor US Equities Long/Short Select Master Limited, a Cayman Islands exempted company (the "Master Fund"). Except with respect to the performance information below, references in this section to the Comparable Fund should be understood to include both the Comparable Fund and the Master Fund. Barry Gill, the portfolio manager of the Fund, is also primarily responsible for the day-to-day management of the Comparable Fund's portfolio. As such, Mr. Gill is responsible for exercising final decision-making authority over all material aspects concerning the investment objective, policies, strategies, and security selection decisions of the Fund and the Comparable Fund. Mr. Gill was primarily responsible for the management of the Comparable Fund throughout the entire period for which Comparable Fund performance is presented below. The investment objective, policies and strategies of the Comparable Fund are substantially similar in all material respects to those of the Fund. The Adviser does not manage any substantially similar accounts or funds other than the Comparable Fund.


The following tables set forth performance data relating to the historical performance of Class AS Shares of the Comparable Fund. The performance information of the Class AS Shares of the Comparable Fund has been adjusted to reflect the estimated fees and expenses to be borne by Class A shareholders of the Fund. For example, the Fund's management fee and other expenses (estimated and net of waivers and reimbursements) are expected to be higher than the management fee and other expenses of Class AS Shares of the Comparable Fund, however the Incentive Fee is the same in both funds. As such, the data underlying the management fee and other expenses of the Class AS Shares of the Comparable Fund was adjusted upward, to reflect the Fund's higher management fee and estimated other expenses, whereas no such adjustment was made to the rate used to calculate the Incentive Fee. This information may be useful to investors in that it illustrates the past performance of the Adviser in managing a substantially similar investment vehicle.

The Comparable Fund is not subject to the same diversification requirements, specific tax restrictions, and investment limitations, including limitations on the use of leverage, imposed by the 1940 Act or Subchapter M of the Code. Consequently, the performance results for the Comparable Fund expressed below could have been adversely affected if the Comparable Fund had been subject to the same restrictions as an investment company registered under the 1940 Act and subject to Subchapter M of the Code. In addition, the performance information shown below was not calculated in accordance with SEC standardized performance methodology, but instead was calculated using values from the official books and records of the Comparable Fund, which are kept in conformity with U.S. Generally Accepted Accounting Principles ("GAAP"). If the performance information was calculated in accordance with SEC standardized performance methodology, the performance results may have been different. THE COMPARABLE FUND IS A SEPARATE FUND AND ITS HISTORICAL PERFORMANCE IS NOT INDICATIVE OF THE POTENTIAL FUTURE PERFORMANCE OF THE FUND.

THE PAST PERFORMANCE OF THE COMPARABLE FUND IS NOT NECESSARILY AN INDICATION OF HOW THE FUND WILL PERFORM IN THE FUTURE, DOES NOT GUARANTEE SIMILAR RESULTS FOR THE FUND AND IS NOT THE FUND'S OWN HISTORICAL RECORD. YOU SHOULD NOT RELY ON THIS PERFORMANCE DATA AS AN INDICATION OF FUTURE PERFORMANCE OF THE ADVISER OR OF THE FUND. IN ADDITION, THE PERFORMANCE INFORMATION PRESENTED FOR THE COMPARABLE FUND IS CURRENT AS OF THE DATE SHOWN, BUT MAY NOT BE CURRENT AS OF THE DATE YOU ARE REVIEWING THIS PROSPECTUS. CONSEQUENTLY, THE PERFORMANCE OF THE COMPARABLE FUND MAY VARY FROM THAT SHOWN BELOW.

COMPARABLE FUND PERFORMANCE

THE FOLLOWING DATA ILLUSTRATES THE PAST PERFORMANCE OF THE ADVISER IN MANAGING THE COMPARABLE FUND AND DOES NOT REPRESENT THE PERFORMANCE OF THE FUND.


MONTHLY TOTAL RETURNS -- CLASS AS SHARES OF THE COMPARABLE FUND
(OCTOBER 1, 2012 TO DECEMBER 31, 2015)

--------------------------------------------------------------------------------
                               MONTH             PRE-TAX
                                                 RETURNS
--------------------------------------------------------------------------------
                         October 31, 2012         0.69%
--------------------------------------------------------------------------------
                         November 30, 2012       (0.27)%
--------------------------------------------------------------------------------
                         December 31, 2012        2.71%
--------------------------------------------------------------------------------
                         January 31, 2013        (0.09)%
--------------------------------------------------------------------------------
                         February 28, 2013       (3.32)%
--------------------------------------------------------------------------------
                         March 31, 2013           0.83%
--------------------------------------------------------------------------------
                         April 30, 2013           3.90%
--------------------------------------------------------------------------------
                         May 31, 2013             0.90%
--------------------------------------------------------------------------------
                         June 30, 2013            0.48%
--------------------------------------------------------------------------------
                         July 31, 2013            2.02%
--------------------------------------------------------------------------------
                         August 31, 2013          1.07%
--------------------------------------------------------------------------------
                         September 30, 2013      (0.05)%
--------------------------------------------------------------------------------
                         October 31, 2013        (0.39)%
--------------------------------------------------------------------------------
                         November 30, 2013        2.97%
--------------------------------------------------------------------------------
                         December 31, 2013        0.48%
--------------------------------------------------------------------------------
                         January 31, 2014         0.36%
--------------------------------------------------------------------------------
                         February 28, 2014        1.55%
--------------------------------------------------------------------------------
                         March 31, 2014          (0.58)%
--------------------------------------------------------------------------------
                         April 30, 2014          (0.40)%
--------------------------------------------------------------------------------
                         May 31, 2014             1.40%
--------------------------------------------------------------------------------
                         June 30, 2014            1.70%
--------------------------------------------------------------------------------
                         July 31, 2014           (0.81)%
--------------------------------------------------------------------------------
                         August 31, 2014         (0.11)%
--------------------------------------------------------------------------------
                         September 30, 2014      (0.86)%
--------------------------------------------------------------------------------
                         October 31, 2014        (3.00)%
--------------------------------------------------------------------------------
                         November 30, 2014       (1.51)%
--------------------------------------------------------------------------------
                         December 31, 2014        1.74%
--------------------------------------------------------------------------------

                         January 31, 2015        (1.56)%
--------------------------------------------------------------------------------
                         February 28, 2015        0.65%
--------------------------------------------------------------------------------
                         March 31, 2015           1.32%
--------------------------------------------------------------------------------
                         April 30, 2015          (0.28)%
--------------------------------------------------------------------------------
                         May 31, 2015             0.41%
--------------------------------------------------------------------------------
                         June 30, 2015            1.16%
--------------------------------------------------------------------------------
                         July 31, 2015           (0.30)%
--------------------------------------------------------------------------------
                         August 31, 2015          3.94%
--------------------------------------------------------------------------------
                         September 30, 2015      (0.08)%
--------------------------------------------------------------------------------
                         October 31, 2015         1.06%
--------------------------------------------------------------------------------
                         November 30, 2015        0.03%
--------------------------------------------------------------------------------
                         December 31, 2015       (2.32)%
--------------------------------------------------------------------------------

CALENDAR YEAR TOTAL RETURNS -- CLASS AS SHARES OF THE COMPARABLE FUND (FOR PERIODS ENDING DECEMBER 31)


                    ------------------------------------------------------------
                    CALENDAR YEAR
                    TOTAL PRE-TAX                2013      2014       2015
                    RETURNS(1)
                    ------------------------------------------------------------
                    Comparable Fund(2)           8.99%    (0.65)%     3.95%
                    ------------------------------------------------------------

AVERAGE ANNUAL TOTAL RETURNS - CLASS AS SHARES OF THE COMPARABLE FUND (FOR PERIODS ENDING DECEMBER 31, 2015)

               -----------------------------------------------------
               AVERAGE ANNUAL TOTAL      1 YEAR            SINCE
               PRE-TAX RETURNS(1)                       INCEPTION(2)
               -----------------------------------------------------
               Comparable Fund            3.95%            4.70%
               -----------------------------------------------------



(1)  After-tax returns would be lower than those shown.

(2) Class AS Shares of O'Connor US Equities Long/Short Select Limited commenced operations on October 1, 2012.

                               SERVICE PROVIDERS

ADMINISTRATOR AND FUND ACCOUNTANT

SEI Investments Global Funds Services (the "Administrator"), a Delaware statutory trust with its principal business offices at One Freedom Valley Drive, Oaks, Pennsylvania 19456, serves as administrator and fund accountant of the Fund. SEI Investments Management Corporation ("SIMC"), a wholly owned subsidiary of SEI Investments Company ("SEI Investments"), is the owner of all beneficial interest in the Administrator. SEI Investments and its subsidiaries and affiliates, including the Administrator, are leading providers of funds evaluation services, trust accounting systems, and brokerage and information services to financial institutions, institutional investors, and money managers. The Administrator and its affiliates also serve as administrator or sub-administrator to other investment companies.

Under an Administration Agreement with the Fund ("Administration Agreement"), the Administrator is responsible for managing the business affairs of the Fund, subject to the supervision of the Board, and receives an administration fee calculated and assessed monthly in arrears based on the aggregate net assets of the Fund as of the prior month-end, subject to a minimum annual fee. The Administrator's administrative services include the provision of regulatory reporting and all necessary office space, equipment, personnel and facilities and other administrative services necessary to conduct the Fund's business. As fund accountant, the Administrator provides accounting and bookkeeping services for the Fund, including the calculation of the Fund's
NAV.

TRANSFER AGENT

Atlantic Fund Services, LLC, Three Canal Plaza, Portland, Maine 04101 (the "Transfer Agent"), serves as the Fund's transfer agent and dividend disbursing agent under a transfer agency agreement with the Fund.

CUSTODIAN

Union Bank, N.A., 350 California Street, 6th Floor, San Francisco, CA 94104, serves as the custodian for the Fund.

DISTRIBUTOR

SEI Investments Distribution Co., One Freedom Valley Drive, Oaks, Pennsylvania 19456, serves as the distributor for the Fund.

LEGAL COUNSEL

Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, Pennsylvania 19103, serves as legal counsel to the Fund. Willkie Farr & Gallagher LLP serves as legal counsel to the Independent Trustees.


                     THE OFFERING AND PLAN OF DISTRIBUTION

THE OFFERING


The Fund's shares are only being sold to U.S. investors who the Fund (or its agent) reasonably believes meet the definition of "qualified clients" under Rule 205-3 under the Investment Advisers Act of 1940 and related guidance provided by the SEC or its Staff. The Fund's shares are not available to non-U.S. investors. In order to purchase shares, a prospective investor must submit a completed investor certification to the Distributor or a selling agent or sub-distributor, who may be an affiliate of the Adviser, prior to the Closing Time. (A form of investor certification is included as an exhibit to this Prospectus, which may be modified or supplemented as necessary to comply with the certification and/or substantiation requirements of individual selling agents or sub-distributors.)


Shares are offered on a continuous basis monthly generally as of the Closing Time at NAV per share plus the Placement Fee. At each Closing Time, purchase orders received in proper form will be accepted by the Fund and deposited monies will be invested in the Fund (after the Placement Fee, if applicable) as of the first business day of the next month following the acceptance of an investor's purchase order. During any continuous offering, shares may be purchased through the Distributor or selected selling agents or sub-distributors that have entered into dealer agreements with the Distributor. Any continuous offering may be discontinued at any time. The Fund will have the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part.

For each investor, the Fund requires a minimum initial investment of $50,000 and subsequent minimum investments of $10,000. The Fund may waive these minimum investment requirements for one or more investors in its sole discretion. The minimum investment requirement may be waived for current and former officers, partners, directors or employees of the Adviser or any of its affiliates; any Trustee or officer of the Fund; brokerage or advisory clients of the Adviser or any of its affiliates; accounts for which the Adviser or any of its affiliates acts in a fiduciary capacity (I.E., as agent or trustee); certain registered fund wrap programs at the discretion of the Fund's officers; and for other investors at the discretion of the Fund's officers. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus. The Fund may accept investments in the Fund on such other terms as it authorizes from time to time and may reject applications for shares for any or no reason, in its sole discretion. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. Pending the closing of any monthly offering, funds received from prospective investors will be placed in a non interest-bearing account with Union Bank, N.A. On the date of termination of any monthly closing, the balance in the account with respect to each investor whose investment is accepted will be invested in the Fund on behalf of such investor.

Each prospective investor must submit a completed application, including the investor certification, five business days prior and payment three business days prior to the purchase date (currently as of Closing Time on the last business day of the month) in U.S. funds. The Fund reserves the right to waive these requirements in its sole discretion.

The shares are not listed on any securities exchange. Shareholders will not have the right to redeem their shares. In addition, shares are subject to transfer restrictions, including a requirement that shares may be transferred only to persons who meet the Fund's eligibility requirements set forth in this Prospectus. However, as described below, in order to provide some liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding shares.

THE PLAN OF DISTRIBUTION

SEI Investments Distribution Co. is the principal distributor of shares of the Fund. The Distributor may enter into selected dealer agreements with other selling agents or sub-distributors for the sale and distribution of Fund shares. The Distributor acts as the distributor of shares for the Fund on a best efforts and agency basis (not as principal), subject to various conditions, pursuant to the terms of a distribution agreement with the Fund.

The Distributor is not obligated to sell any specific number or dollar amount of the Fund's shares, but will use reasonable efforts to sell the shares. There is no guarantee that a secondary market for Fund shares will develop.

To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund against certain liabilities under the Securities Act of 1933, as amended and in connection with the services rendered to the Fund. To the extent consistent with applicable law, the Fund has agreed to indemnify the Distributor against certain liabilities under the Securities Act of 1933, as amended. Such agreement does not include the indemnification of the Distributor against liability resulting from bad faith, gross negligence or fraud on the part of the Distributor.

PURCHASE TERMS

The price of the shares during the Fund's continuous offering will fluctuate over time with the NAV of the shares.

Investments may be subject to a Placement Fee of up to 2.00% . The Placement Fee may be waived or adjusted for (i) affiliates of the Adviser; (ii) employees or directors of the Adviser and its affiliates, and members of their immediate families (iii) certain investors with an established business relationship with the Adviser or its affiliates; or (iv) Trustees or officers of the Fund. The Placement Fee will be in addition to the subscription price for shares and will not form a part of an investor's investment in the Fund. The Placement Fee will be assessed by a selling agent or sub-distributor, who may be an affiliate of the Adviser. There are no Placement Fees on reinvested distributions.

Any amounts paid by an investor as a Placement Fee will not be part of the investor's investment in the Fund. For example, a subscription order for $10,200 will receive $10,000 in Fund shares and pay $200 in Placement Fees to the Distributor or a selling agent or sub-distributor, as applicable. It is the investor's responsibility to inform the Fund of the possible waiver of the Placement Fees. The Fund is not responsible for independently determining whether a possible waiver could apply.


UNCLAIMED PROPERTY

Each state has rules governing the definition and treatment of unclaimed property. Triggers include inactivity (e.g., no owner-generated activity for a certain period), returned mail (e.g., when mail sent to a shareholder is returned by the post office, or "RPO," as undeliverable), or a combination of both inactivity and returned mail. Once property is flagged as unclaimed, an attempt is made to contact the shareholder, but if that attempt is unsuccessful, the account may be considered abandoned and escheated to the state. More information on unclaimed property and how to maintain an active account is available through your state or by calling 1-888-793-8637.

PAYMENTS TO FINANCIAL INTERMEDIARIES

The Fund and/or the Adviser may compensate financial intermediaries for providing a variety of services to the Fund and/or its shareholders. Financial intermediaries include affiliated or unaffiliated brokers, dealers, banks (including bank trust departments), trust companies, registered investment advisers, financial planners, retirement plan administrators, insurance companies, and any other institution having a service, administration, or any similar arrangement with the Fund, its service providers or its respective affiliates. This section briefly describes how financial intermediaries may be paid for providing these services. For more information please see "Payments to Financial Intermediaries" in the SAI.

In addition to these payments, your financial intermediary may charge you account fees, transaction fees for buying or redeeming shares of the Fund, or other fees for servicing your account. Your financial intermediary should provide a schedule of its fees and services to you upon request.

PAYMENTS BY THE FUND

The Fund may enter into agreements with financial intermediaries pursuant to which the Fund may pay financial intermediaries for non-distribution related sub-transfer agency, administrative, sub-accounting, and other shareholder services. Payments made pursuant to such agreements are generally based on either (1) a percentage of the average daily net assets of Fund shareholders serviced by a financial intermediary, or (2) the number of Fund shareholders serviced by a financial intermediary.

OTHER  PAYMENTS  BY  THE  ADVISER

From time to time, the Adviser and/or its affiliates, in their discretion, may make payments to certain affiliated or unaffiliated financial intermediaries to compensate them for the costs associated with distribution, marketing, administration and shareholder servicing support for the Fund. These payments are sometimes characterized as "revenue sharing" payments and are made out of the Adviser's and/or its affiliates' own legitimate profits or other resources, and may be in addition to any payments made to financial intermediaries by the Fund. A financial intermediary may provide these services with respect to Fund shares sold or held through programs such as retirement plans, qualified tuition programs, fund supermarkets, fee-based advisory or wrap fee programs, bank trust programs, and insurance (e.g., individual or group annuity) programs. In addition, financial intermediaries may receive payments for making shares of the Fund available to their customers or registered representatives, including providing the Fund with "shelf space," placing it on a preferred or recommended fund list, or promoting the Fund in certain sales programs that are sponsored by financial intermediaries. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, the Adviser and/or its affiliates may pay or allow other promotional incentives or payments to financial intermediaries.

The level of payments made by the Adviser and/or its affiliates to individual financial intermediaries varies in any given year and may be negotiated on the basis of sales of Fund shares, the amount of Fund assets serviced by the financial intermediary or the quality of the financial intermediary's relationship with the Adviser and/or its affiliates. These payments may be more or less than the payments received by the financial intermediaries from other funds and may influence a financial intermediary to favor the sales of certain funds or share classes over others. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the NAV or price of the Fund's shares.


Please contact your financial intermediary for information about any payments it may receive in connection with the sale of Fund shares or the provision of services to Fund shareholders, as well as information about any fees and/or commissions it charges.


                          PERIODIC REPURCHASE OFFERS:
                REDEMPTIONS/REPURCHASES OF SHARES AND TRANSFERS

The Fund is a closed-end "interval" fund which, to provide some liquidity and the ability to receive NAV on a disposition of at least a portion of your shares, makes periodic offers to repurchase shares. Except as permitted by the Fund's interval structure, no shareholder will have the right to require the Fund to repurchase its shares.


The Fund has adopted, pursuant to Rule 23c-3(b) under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to

25% of its shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund's outstanding shares, for each repurchase offer, the Fund will offer to repurchase 5% of its outstanding shares, unless the Board has approved a higher amount (but not more than 25% of outstanding shares) for that repurchase offer. The schedule requires the Fund to make repurchase offers every three months. For each repurchase offer, if you own Fund shares on the Fund's record date, you will be entitled to participate in the repurchase offer. The Fund's record date will be established at the discretion of the Fund's officers, and generally will be set approximately two weeks before the mailing date of the repurchase offer materials.


When a repurchase offer commences, the Fund sends, at least 21 days before the repurchase request deadline, written notice to each shareholder setting forth, among other things:

o A statement that the Fund is offering to repurchase its securities from shareholders at NAV.

o    Any fees applicable to the repurchase.

o The percentage of outstanding shares that the Fund is offering to repurchase (the "repurchase offer amount") and how the Fund will purchase shares on a pro rata basis if the offer is oversubscribed.

o The date on which a shareholder's repurchase request is due (the "repurchase request deadline").

o The date that will be used to determine the Fund's NAV applicable to the repurchase offer (the "repurchase pricing date").

o The date by which the Fund will pay to shareholders the proceeds from their shares accepted for repurchase (the "repurchase payment deadline").

o The risk of fluctuation in NAV between the repurchase request deadline and the repurchase pricing date.

o The procedures by which shareholders may tender their shares and the right of shareholders to withdraw or modify their tenders before the repurchase request deadline.

o The circumstances in which the Fund may suspend or postpone the repurchase offer.

o The NAV of the shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.



This notice may be included in a shareholder report or other Fund document and may be sent electronically to those shareholders who have consented to electronic delivery. If a shareholder fails to submit a repurchase request in proper form (including a tender of stock in response to a repurchase offer) by the repurchase request deadline, the shareholder will be unable to liquidate shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in proper form at any point before the repurchase request deadline.

DETERMINATION OF REPURCHASE PRICE AND PAYMENT FOR SHARES


The repurchase price payable in respect of a tendered share is equal to the share's NAV as determined on the repurchase pricing date, which will be no later than the 14th day (or the next business day if the 14th day is not a business day) following the repurchase request deadline. The repurchase payment deadline will be seven days after the repurchase pricing date. The Fund's NAV per share may change materially between the date a repurchase offer is mailed and the repurchase request deadline, and it may also change materially between the repurchase request deadline and repurchase pricing date. The method by which the Fund calculates NAV is discussed under "DETERMINATION OF NET ASSET VALUE." During the period an offer to repurchase is open, the Fund calculates its NAV daily on the five business days preceding a repurchase request deadline. Shareholders may obtain the current NAV by calling 1-888-793-8637.


The Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00%, which the Fund would retain to help offset non-DE MINIMIS estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing shares, thus allocating estimated transaction costs to the shareholder whose shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or reduce the repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.

SUSPENSION OR POSTPONEMENT OF REPURCHASE OFFERS


The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not "interested persons" of the Fund ("Independent Trustees").

The Fund may suspend or postpone a repurchase offer only: (1) if the repurchase would cause the Fund to lose its status as a regulated investment company under the Code; (2) if making or effecting the repurchase offer would cause the shares that are subject to the offer that are quoted in an inter-dealer quotation system of a national securities association to not be quoted on any inter-dealer quotation system of a national securities association; (3) for any period during which the New York Stock Exchange ("NYSE") or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (4) for any period during which an emergency exists as a result of which disposal by the Fund of assets owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (5) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.


OVERSUBSCRIBED REPURCHASE OFFERS

There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the Board sets for each repurchase offer a maximum percentage of shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional shares up to a maximum amount of 2.00% of the outstanding shares of the Fund. If the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the shares tendered on a pro rata basis.

If any shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other shareholders' requests. Thus, there is a risk that the Fund may not purchase all of the shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer.

THERE IS NO ASSURANCE THAT YOU WILL BE ABLE TO TENDER YOUR SHARES WHEN OR IN THE AMOUNT THAT YOU DESIRE.

CONSEQUENCES OF REPURCHASE OFFERS

From the time the Fund distributes or publishes each repurchase offer notification until the repurchase pricing date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, "liquid assets" means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the repurchase request deadline and the repurchase payment date, or which mature by the repurchase payment date. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund's portfolio turnover. The Fund is also permitted to borrow to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing the Fund's expenses and reducing any net investment income. There is no assurance that the Fund will be able to sell a significant amount of additional shares so as to mitigate these effects.

These and other possible risks associated with the Fund's repurchase offers are described under "RISKS" above. In addition, the repurchase of shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see "TAX CONSIDERATIONS" below and "TAXES" in the SAI.

                        DETERMINATION OF NET ASSET VALUE

NAV for one Fund share is the value of that share's portion of the net assets of the Fund. In calculating NAV, the Fund generally values its investment portfolio at market price. You may obtain the current NAV of the Fund by calling 1-888-793-8637. The Fund will generally calculate its NAV for the last business day of every week and the last business day of every month as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern Time) by adding the total value of its assets, subtracting its liabilities and then dividing the result by the number of shares outstanding. The Fund also calculates its NAV in connection with periodic repurchase offers as described above.

When valuing portfolio securities, the Fund values securities listed on a securities exchange, market or automated quotation system for which quotations are readily available (other than securities traded on the National Association of Securities Dealers Automated Quotations ("NASDAQ")) at the last quoted sale price on the primary exchange or market (foreign or domestic) on which the securities are traded, or, if there is no such reported sale, at the most recent quoted bid price. The Fund values securities traded on NASDAQ at the NASDAQ Official Closing Price. If available, debt securities, swaps, bank loans or collateralized debt obligations, such as those held by the Fund, are priced based upon valuations provided by independent, third-party pricing agents. Such values generally reflect the last reported sales price if the security is actively traded. The third-party pricing agents may also value debt securities at an evaluated bid price by employing methodologies that utilize actual market transactions, broker-supplied valuations or other methodologies designed to identify the market value for such securities. Redeemable securities issued by open-end investment companies are valued at the investment company's applicable net asset value, with the exception of ETFs, which are priced as equity securities. The prices of foreign securities are reported in local currency and converted to U.S. dollars using currency exchange rates. If a security's price cannot be obtained, as noted above, the Fund will value the securities using a bid price from at least one independent broker. If such prices are not readily available or cannot be valued using the methodologies described above, the Fund will value the security using the Fund's Fair Valuation Procedures, as described below.


Securities held by the Fund with remaining maturities of sixty (60) days or less may be valued by the amortized cost method, which involves valuing a security at its cost on the date of purchase and thereafter (absent unusual circumstances) assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuations in general market rates of interest on the value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by this method, is higher or lower than the price the Fund would receive if it sold the instrument. Further, the value of securities in the Fund can be expected to vary inversely with changes in prevailing interest rates.


Prices for most securities held by the Fund are provided daily by third-party independent pricing agents. The Adviser reasonably believes that prices provided by independent pricing agents are reliable. However, there can be no assurance that such pricing service's prices will be reliable. The Adviser will continuously monitor the reliability of prices obtained from any pricing service and shall promptly notify the Administrator if it believes that a particular pricing service is no longer a reliable source of prices. The Administrator, in turn, will notify the Fund's Fair Valuation Committee (the "Committee") if it receives such notification from the Adviser or if the Administrator reasonably believes that a particular pricing service is no longer a reliable source for prices.


The Fund's Fair Valuation Procedures provide that any change in a primary pricing agent or a pricing methodology requires prior approval by the Board. However, when the change would not materially affect valuation of the Fund's net assets or involve a material departure in pricing methodology from that of the Fund's existing pricing agent or pricing methodology, approval may be obtained at the next regularly scheduled meeting of the Board.

Securities for which market prices are not "readily available" or may be unreliable are valued in accordance with Fair Valuation Procedures established by the Board. The Fund's Fair Valuation Procedures are implemented through the Committee.


Some of the more common reasons that may necessitate that a security be valued using Fair Valuation Procedures include: (i) the security's trading has been halted or suspended, (ii) the security has been de-listed from a national exchange, (iii) the security's primary trading market is temporarily closed at a time when under normal conditions it would be open, or (iv) the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Valuation Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. Examples of factors the Committee may consider include: (i) the facts giving rise to the need to fair value, (ii) the last trade price, (iii) the performance of the market or the issuer's industry, (iv) the liquidity of the security, (v) the size of the holding in the Fund, or (vi) any other appropriate information.

The determination of a security's fair value price often involves the consideration of a number of subjective factors, and is therefore subject to the unavoidable risk that the value assigned to a security may be higher or lower than the security's value would be if a reliable market quotation for the security was readily available.

For securities that principally trade on a foreign market or exchange, a significant gap in time can exist between the time of a particular security's last trade and the time at which the Fund calculates its NAV. The closing prices of such securities may no longer reflect their market value at the time the Fund calculates NAV if an event that could materially affect the value of those securities (a "Significant Event"), including substantial fluctuations in domestic or foreign markets or occurrences not tied directly to the securities markets, such as natural disasters, armed conflicts or significant governmental actions, has occurred between the time of the security's last close and the time that the Fund calculates NAV. The Fund may invest in securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares. As a result, the NAV of the Fund's shares may change on days when shareholders will not be able to purchase or redeem Fund shares.

A Significant Event may relate to a single issuer or to an entire market sector. If the Adviser becomes aware of a Significant Event that has occurred with respect to a security or group of securities after the closing of the exchange or market on which the security or securities principally trade, but before the time at which the Fund calculates NAV, it may request that a Committee meeting be called. In addition, the Administrator monitors price movements among certain selected indices, securities and/or baskets of securities that may be an indicator that the closing prices received earlier from foreign exchanges or markets may not reflect market value at the time the Fund calculates NAV. If price movements in a monitored index or security exceed levels established by the Administrator, the Administrator notifies the Adviser that such limits have been exceeded. In such event, the Adviser makes the determination whether a Committee meeting should be called based on the information provided.

                  DISTRIBUTIONS AND DISTRIBUTION REINVESTMENT

The Fund distributes its net investment income annually and distributes its net realized capital gains, if any, at least annually. If you own Fund shares on the Fund's record date, you will be entitled to receive the distribution.


All distributions will be reinvested in additional shares of the Fund, unless you choose to have distributions of net investment income or net realized capital gains or both paid in cash. If you wish to change your distribution option, call 1-888-793-8637 thirty (30) days in advance of the record date for the distributions. If you elect to receive distributions of net investment income and/or net realized capital gains paid in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Fund reserves the right to reinvest the distribution check in your account, at the Fund's current NAV, and to reinvest all subsequent distributions.

When the Fund declares a distribution, the Administrator, on the shareholder's behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund's NAV per share.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See "TAX CONSIDERATIONS" below.


The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.

Additional information about the policy is available from the Administrator at the address and phone number given above.

                               TAX CONSIDERATIONS


You should always consult your tax advisor for specific guidance regarding the federal, state and local tax effects of your investment in the Fund. The following is a summary of the U.S. federal income tax consequences of investing in the Fund. This summary does not apply to shares held in an IRA or other tax-qualified plan, which are not subject to current tax. Transactions relating to shares held in such accounts may, however, be taxable at some time in the future.


Distributions of the Fund's investment company taxable income (which includes, but is not limited to, interest, dividends, and net short-term capital gain), if any, are generally taxable to the Fund's shareholders as ordinary income (for non-corporate shareholders, currently taxed at a maximum rate of 39.6%) . For non-corporate shareholders, to the extent that the Fund's distributions of investment company taxable income are attributable to and reported as "qualified dividend" income, such income may be subject to tax at the reduced federal income tax rates applicable to long-term capital gains, if certain holding period requirements have been satisfied by the shareholder. For corporate shareholders, a portion of the Fund's distributions of investment company taxable income may qualify for the inter-corporate dividends-received deduction to the extent the Fund receives dividends directly or indirectly from U.S. corporations, reports the amount distributed as eligible for deduction and the corporate shareholder meets certain holding period requirements with respect to its shares. To the extent that the Fund's distributions of investment company taxable income are attributable to net short-term capital gain, such distributions will be treated as ordinary income and cannot be offset by a shareholder's capital losses from other investments.

For non-corporate shareholders, distributions of net capital gain (net long-term capital gain less net short-term capital loss) are generally taxable as long-term capital gains (currently taxed at a maximum rate of 20%) regardless of the length of time that a shareholder has owned Fund shares. Distributions of net capital gain are not eligible for qualified dividend income treatment or the dividends-received deduction described above.

Shareholders are taxed in the same manner whether they receive distributions in cash or reinvest them in additional Fund shares. Distributions are generally taxable when received. However, distributions declared to shareholders of record in October, November or December and actually paid the following January are taxable as if received on December 31. Under this rule, therefore, a shareholder may be taxed in one year on dividends or distributions actually received in January of the following year.

You should note that if you purchase shares just before a distribution, the purchase price would reflect the amount of the upcoming distribution. In this case, you would be taxed on the entire amount of the distribution received, even though, as an economic matter, the distribution simply constitutes a return of your investment. This is known as "buying a dividend" and should be avoided by taxable investors.


In addition to the federal income tax, certain individuals, trusts and estates may be subject to a Medicare tax of 3.8% . The Medicare tax is imposed on the lesser of a taxpayer's (i) investment income, net of deductions properly allocable to such income, or (ii) the amount by which the taxpayer's modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly, $200,000 for unmarried individuals and $125,000 for married individuals filing separately). The Fund's distributions are includable in a shareholder's investment income for purposes of this Medicare tax. In addition, any capital gain realized by a shareholder upon a repurchase of Fund shares is includable in such shareholder's investment income for purposes of this Medicare tax.


Shareholders whose shares are repurchased by the Fund may realize a capital gain or loss on the repurchase. For federal income tax purposes, a repurchase generally should be treated as a sale if, after the repurchase, the shareholder does not own any Fund shares and is not deemed to indirectly own any Fund shares under the attribution rules in Section 318 of the Code. Alternatively, if a shareholder's ownership interest in the Fund (taking into account attribution rules) is reduced by at least 20% following a repurchase, the repurchase generally should be treated as a sale. If the foregoing tests are not met, there is a risk that the proceeds from a repurchase could be taxable as a dividend to such shareholder. Furthermore, there is a risk that shareholders who do not participate in a repurchase could be treated as receiving a constructive dividend as a result of their proportionate increase in their ownership of the Fund resulting from the repurchase of other shareholders' shares. Shareholders would be notified of this treatment at year end and provided with a 1099-DIV form.

If a repurchase of Fund shares is treated as a sale, the amount of the capital gain or loss and the applicable tax rate will depend generally upon the amount paid for the shares, the amount received from the repurchase, and the length of time that the shares were held by the shareholder. Gain or loss realized upon a repurchase will generally be treated as long-term capital gain or loss if the shares have been held for more than one year, and as short-term capital gain or loss if the shares have been held for one year or less. Any loss arising from the repurchase of shares held for six months or less, however, is treated as a long-term capital loss to the extent of any distributions of net capital gain received or deemed to be received with respect to such shares. In determining the holding period of such shares for this purpose, any period during which a shareholder's risk of loss is offset by means of options, short sales or similar transactions is not counted. Different rules generally apply to shareholders who do not hold their Fund shares as a capital asset. If a shareholder purchases Fund shares (through reinvestment of distributions or otherwise) within thirty days before or after any Fund shares are repurchased at a loss, all or part of such loss will not be deductible and will instead increase the basis of the new shares.


By law, if you do not provide a Fund with your proper taxpayer identification number and certain required certifications, you may be subject to backup withholding on any distributions of income, capital gains, or proceeds from the sale of your shares. A Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 28% of any distributions or proceeds paid.


The Fund is required to report to certain shareholders and the IRS the cost basis of Fund shares that are repurchased by the Fund. The Fund will determine cost basis using the average cost method unless the shareholder elects in writing (and not over the telephone) any alternate IRS-approved cost basis method. Please see the SAI for more information regarding cost basis reporting.


To the extent the Fund invests in foreign securities, it may be subject to foreign withholding taxes with respect to dividends or interest the Fund received from sources in foreign countries. If more than 50% of the total assets of the Fund consist of foreign securities, the Fund will be eligible to elect to treat some of those taxes as a distribution to shareholders, which would allow shareholders to offset some of their U.S. federal income tax. The Fund will notify you if it makes such an election and provide you with the information necessary to reflect foreign taxes paid on your income tax return.


The federal income tax status of all distributions made by the Fund for the preceding year will be annually reported to all shareholders. Distributions made by the Fund may also be subject to state and local taxes. Additional tax information may be found in the SAI.

This section is not intended to be a full discussion of tax laws and the effect of such laws on you. There may be other federal, state, foreign, or local tax considerations applicable to your investment in the Fund. You are urged to consult your own tax advisor.

                  DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is a statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on February 4, 2014. The Fund's Agreement and Declaration of Trust (the "Declaration of Trust") authorizes the issuance of an unlimited number of shares of the Fund, each of which represents an equal proportionate interest in the Fund with each other share. Shares are entitled upon liquidation to a pro rata share in the net assets of the Fund. Shareholders have no pre-emptive rights. Currently there is one class of shares in the Fund. The Declaration of Trust provides that the Trustees may create additional classes of shares. Share certificates representing shares will not be issued. The Fund's shares, when issued, are fully paid and non-assessable. The Fund does not intend to hold annual meetings of its shareholders.


Set forth below is a chart describing shares outstanding as of January 14, 2016:

---------------------------------------------------------------------------------------------------
          (1)                  (2)                   (3)                        (4)
    TITLE OF CLASS      AMOUNT AUTHORIZED       AMOUNT HELD BY            AMOUNT OUTSTANDING
                                            REGISTRANT OR FOR ITS        EXCLUSIVE OF AMOUNT
                                                   ACCOUNT                 SHOWN UNDER (3)
---------------------------------------------------------------------------------------------------
   CLASS A SHARES            150,000                 0                        8,348.247
---------------------------------------------------------------------------------------------------



SHARES

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund. Holders of shares will be entitled to the payment of distributions when, as and if declared by the Board. The Fund currently intends to make distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than annually. Unless the registered owner of shares elects to receive cash, all distributions declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. The 1940 Act may limit the payment of distributions to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund (in cash or in kind) among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund's shareholders are not liable for any liabilities of the Fund.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board, and could have the effect of depriving the Fund's shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund's asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


THE FUND
DESCRIPTION OF PERMITTED INVESTMENTS AND RELATED RISKS
INVESTMENT LIMITATIONS
THE ADVISER
THE PORTFOLIO MANAGER
THE ADMINISTRATOR
THE TRANSFER AGENT
THE DISTRIBUTOR
PAYMENTS TO FINANCIAL INTERMEDIARIES
THE CUSTODIAN
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
LEGAL COUNSEL
TRUSTEES AND OFFICERS OF THE FUND
PURCHASING SHARES
DETERMINATION OF NET ASSET VALUE
TAXES
FUND TRANSACTIONS
PORTFOLIO HOLDINGS
DESCRIPTION OF SHARES
LIMITATION OF TRUSTEES' LIABILITY
PROXY VOTING
CODES OF ETHICS
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
FINANCIAL STATEMENTS

EXHIBIT A: FORM OF INVESTOR CERTIFICATE

O'CONNOR

SIGNATURE REQUIRED

ONLY COMPLETE THIS CERTIFICATE IF YOU HAVE RECEIVED AN O'CONNOR EQUUS PROSPECTUS AND IF YOU WISH TO INVEST IN THE FUND. IF YOU DO NOT WISH TO INVEST IN THE FUND, ANY FUNDS HELD IN ESCROW WILL BE RETURNED. PLEASE PROMPTLY RETURN A COMPLETED INVESTOR CERTIFICATE TO YOUR FINANCIAL ADVISOR. THIS INVESTOR CERTIFICATE MUST BE RECEIVED FOUR BUSINESS DAYS PRIOR TO MONTH'S END IN ORDER TO INVEST IN THE FUND'S NEXT MONTHLY CLOSING.

O'CONNOR EQUUS INVESTOR CERTIFICATE

This Certificate relates to a potential investment in O'Connor EQUUS (the
"Fund").

I hereby certify that I am: (A) a natural person, who either individually or together with my spouse has a net worth in excess of $2 million (the "Net Worth Requirement"); (B) an irrevocable trust that meets the Net Worth Requirement;
(C) a revocable trust and each grantor of the trust meets the Net Worth Requirement; (D) an employee benefit plan (a "Plan") that meets the Net Worth Requirement; (E) a participant-directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of Investment Company under Section 3(a) of the Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or (iii) above, and each equity owner meets the Net Worth Requirement. I AM NOT A CHARITABLE REMAINDER TRUST. As used herein, the term "net worth" means the excess of total assets at fair market value over total liabilities. In calculating "net worth": (i) exclude the fair market value of your primary residence; (ii) count as a liability any indebtedness secured by your primary residence in excess of its fair market value; and (iii) count as a liability any indebtedness secured by your primary residence in the 60 days prior to subscribing for this investment, unless such indebtedness was incurred as a result of the acquisition of your primary residence.


I understand that it may be a violation of law for me to provide this Certificate if I know that it is not true. I have read the Fund's prospectus dated January 28, 2016 (the "Prospectus"), including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that I may lose some or all of my investment. I acknowledge that in making a decision to invest in the Fund, I have relied solely upon the Prospectus, the Fund's Agreement and Declaration of Trust (the "Trust Agreement") and my independent investigation. I have evaluated the risks of investing, understand there are substantial risks of loss, and have determined that an investment is suitable for me. I UNDERSTAND THAT THERE IS VERY LIMITED LIQUIDITY ASSOCIATED WITH AN INVESTMENT IN THE FUND AND I HAVE CAREFULLY READ AND UNDERSTAND THE "REDEMPTIONS/REPURCHASES OF SHARES AND TRANSFERS" SECTION IN THE PROSPECTUS. I UNDERSTAND THAT I MAY NOT BE ABLE TO WITHDRAW FROM THE FUND AS I WANT OR HAVE A NEED TO.


I AM NOT (A) A NON-RESIDENT ALIEN OR (B) A FOREIGN CORPORATION, FOREIGN PARTNERSHIP, FOREIGN TRUST OR FOREIGN ESTATE (AS THOSE TERMS ARE DEFINED IN THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, INCLUDING INCOME TAX REGULATIONS (THE "CODE")) FOR PURPOSES OF U.S. FEDERAL INCOME TAXATION. I AGREE TO NOTIFY THE FUND WITHIN 30 DAYS OF THE DATE THAT I BECOME A FOREIGN PERSON OR ENTITY. I FURTHER CERTIFY THAT MY NAME, U.S. TAX IDENTIFICATION NUMBER, HOME ADDRESS (IN THE CASE OF AN INDIVIDUAL) AND BUSINESS ADDRESS (IN THE CASE OF AN ENTITY), AS THEY APPEAR IN YOUR RECORDS, ARE TRUE AND CORRECT. I UNDERSTAND THAT THESE CERTIFICATIONS, WHICH ARE MADE UNDER PENALTY OF PERJURY, MAY BE DISCLOSED TO THE INTERNAL REVENUE SERVICE AND THAT ANY FALSE STATEMENT CONTAINED IN THIS PARAGRAPH COULD BE PUNISHED BY FINE AND/OR IMPRISONMENT.

If I am a Plan, an IRA or another benefit plan investor (a "Benefit Plan"), I have consulted counsel as necessary concerning the propriety of making an investment in the Fund and its appropriateness under ERISA and the Code, and the fiduciary executing this certification on behalf of the Benefit Plan (the "Fiduciary"), which for an IRA, is the individual that established the IRA, represents and warrants that: A) the Fiduciary has considered the following items and has determined that an investment is consistent with the Fiduciary's responsibilities under ERISA: i) the Fiduciary's investment standards under ERISA in the context of the Benefit Plan's particular circumstances; ii) the permissibility of an investment under the documents governing the Benefit Plan and the Fiduciary; and iii) the risks associated with an investment and the fact that the Undersigned will be unable to redeem the investment except as set forth in the Prospectus; B) the Fiduciary: i) is solely responsible for the decision to invest; ii) is independent of the Fund, UBS Financial Services Inc. ("UBSFS"), the Adviser, the Trustees, or any of their affiliates (collectively, the "Affiliates"); iii) is qualified to make such investment decision; and iv) in making such decision, has not relied as the primary basis for its decision to invest in the Fund on any advice or recommendation of the Affiliates; and C) if UBS Trust Company is the corporate trustee of the Benefit Plan, the Fiduciary has directed UBS Trust Company to execute this certification and the Fiduciary agrees that all of the representations and covenants made hereunder apply solely to the Fiduciary and the Benefit Plan and not to UBS Trust Company.

I understand that the Fund and its affiliates are relying on the Certificate and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and I indemnify the Fund, UBSFS, the Adviser, the Trustees, or any of their affiliates, against any losses that they may incur, and hold them harmless from any liability that may arise as a result of this Certificate being untrue in any respect.

--------------------------------------------------------------------------------
DIVIDEND REINVESTMENT

I understand that if I do NOT check the following box, dividends and capital gains distributions for my account will be automatically reinvested in Shares of the Fund:

[ ]  I do not wish to have dividends and capital gains distributions reinvested in Shares of the Fund (all dividends and capital gains distributions will be paid in cash)
--------------------------------------------------------------------------------

BY SIGNING BELOW, I ("INVESTOR") CONFIRM THAT, as of the date of my investment and as of this date, the investment objective and primary risk profile applicable to such investment in the Fund are, respectively, "capital appreciation" and "aggressive". This objective and risk profile is applicable only to this investment and may differ from the investment goals and risk tolerance for the overall portfolio and the brokerage account in which this investment is held. I understand that an investment in the Fund may impact my future liquidity (either long or short-term) and represent that my investment goals are consistent with the time frame of the investment. I understand that UBSFS has entered into an agreement with the manager of the Fund, pursuant to which UBSFS will receive a substantial fee for its services from the manager, which may constitute a majority of the management fee otherwise received by the manager from the Fund with respect to such clients, and that such fee shall be payable to UBSFS with respect to clients that have invested in the Fund for as long as such clients remain invested in the Fund. The Investor agrees to keep confidential any information disclosed to Investor by UBSFS and its Financial Advisor relating to interests in the Fund. Notwithstanding anything expressed or implied to the contrary herein, the Investor is authorized to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated herein and all materials of any kind (including opinions or other tax analyses) that are provided relating to such tax treatment and tax structure. I will be subject to a placement fee charged by UBSFS of 2% (subject to waiver by UBSFS in certain limited circumstances) of my Investment Amount (including any additional subscriptions), which will not constitute assets of the Fund, but will be payable in addition to my Investment Amount. If the Placement Fee is reduced by agreement between UBSFS and the Investor, then the reduced Placement Fee to which the Investor has agreed will be reflected on the UBS trade confirmation. The Investor confirms that the Placement Fee has been discussed with his/her/its Financial Advisor and any additional questions will be addressed if requested. No Placement Fee is charged if this investment is made through a UBS advisory program. I authorize
(1) the debit of funds, from the UBS account specified herein or any other account maintained for the Investor at UBSFS ("Accounts"), any payments required to be made in connection with an investment in the Fund and (2) the credit of any funds to the Investor's Accounts, including any distributions made by the Fund.

I acknowledge that UBSFS and its agents and affiliates may receive requests for information from the Fund to comply with such demands that call for the disclosure of non-public personal information about me that is related or unrelated to my investment in the Fund. I acknowledge and agree that UBSFS and its agents and affiliates may disclose, at its discretion, such non-public account information in response to such requests. I further acknowledge that the Fund may provide any and all account information relating to my investment in the Fund to UBSFS and my UBSFS Financial Advisor (current or future). I understand that the Fund and its affiliates are relying on this Certificate and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and I indemnify the Fund, UBSFS, the Adviser, the Trustees, or any of their affiliates, against any losses that they may incur, and hold them harmless from any liability that may arise as a result of this Certificate being untrue in any respect. I understand the meaning and legal consequences of the representations, warranties, agreements, covenants, and confirmations set out herein and in the Fund's Subscription Agreement and agrees that the subscription made hereby may be accepted in reliance thereon. I agree to indemnify and hold harmless UBSFS, including its respective directors, officers, employees and any of its affiliates and service providers (collectively, the "Indemnified Party") from and against any and all loss, damage, liability or expense, including costs and attorneys' fees and disbursements, which the Indemnified Party may incur by reason of, or in connection with, any representation or warranty made herein or in any other document provided by the Investor not having been true when made, any misrepresentation made by the Investor or any failure by the Investor to fulfill any of the covenants or agreements set forth herein or in any other document provided by the Investor to the Fund's investment adviser, general partner, the Fund or any of their affiliates.

[ ] Please check this box if this is an additional investment in the Fund.      INVESTMENT AMOUNT: $ _________________________

UBS Account Number: ___________________________                                 SSN/TAX ID Number:   _________________________

Client Signatures (please sign below):

_______________________________________________                                 ______________________________________________
Signature                                  Date                                 Additional Investor Signature (e.g.,
                                                                                joint tenants)                            Date

_______________________________________________                                 ______________________________________________
Print Name                                                                      Print Name of Additional Investor


                         [IRS FORM W-9 GRAPHIC OMITTED]

FOR FINANCIAL ADVISORS AND BRANCH MANAGERS
I. INVESTOR SUITABILITY AND NFA BYLAW 1101:
With regard to the proposed investment of the aforementioned client in the Fund, I, as Financial Advisor to the client, by signing below, certify that I have:

(1) informed the client of all pertinent facts relating to the liquidity and transferability of the Fund, including the obligation to maintain sufficient liquidity to meet ongoing capital calls (if the Fund has a capital call structure) on potentially short notice and that the investment may impact the client's future liquidity;

(2) reasonable grounds to believe (on the basis of information obtained from the client concerning the client's age, investment objectives, investment experience, income, net worth, financial situation and needs, other investments and any other information known by me, including the attached
     CAI) that:

     (a) the Fund being subscribed for is suitable and appropriate for the client;

     (b) the client meets all applicable minimum income, net worth, liquid assets and other objective suitability standards;

     (c) the client can reasonably benefit (including realizing any intended tax benefit, if applicable) from the Fund based on the client's financial position, overall investment objectives and portfolio structure;

     (d)  the client can bear the economic risks of the investment in the Fund;

     (e) the client's goals are consistent with the time frame of the investment; and

     (f)  the client appears to have an understanding of:

          (i) the fundamental risks of the Fund (including that the client may lose his or her entire investment);

          (ii) the restrictions on the liquidity and transferability of the Fund;

         (iii) the background and qualifications of the sponsor(s) and investment manager(s) of the Fund; and

          (iv) the tax consequences with respect to an investment in the Fund;

(3) obtained a valid and duly completed Form W-9 or W-8, as applicable, or successor form thereto, signed under penalties of perjury by the client and I have properly placed such form on file pursuant to internal UBS policy; and

(4) confirmed, with reasonable due inquiry, including my review of relevant account documentation, that the client's representations provided in the NFA Bylaw 1101 Certification (if applicable).

Regarding Item 2(b) above, in the event that the client is an entity (such as a trust or partnership) that does not itself meet the minimum investment requirements (such as net worth) I have ascertained from the appropriate parties (such as the client's trustee or general partner) that all of the client's beneficial owners meet such requirements.

Will this investment result in the client holding more than 30% of his net
worth as evidenced on CAI in Alternative Investments?           [] YES     [] NO

By signing below, the undersigned FA acknowledges that the undersigned knows directly of his or her own knowledge that the Fund's governing documents have been previously delivered to the investor.

                If I assisted the client in completing any information that is required to be provided by the client in the Investor
                Application, I have done so pursuant to the client's authorization and direction solely based upon information that has been provided to me by the client. If I did not assist the client in completing any information in the Investor
[] I Agree      Application, I certify that I have reviewed the completed Investor Application Form, and I agree that all the information in connection with the client's investment in the Fund that is provided by the client is correct and accurate.

____________________________________________________________________________________________________________________________________

 II.     FINANCIAL ADVISOR SIGNATURE (PLEASE SIGN BELOW):

 Print Name of Financial Advisor: ______________________________                Account #: _________________________________________

 Financial Advisor Signature: __________________________________                Placement Fee:_____________________________________%
                                                                                             (2%, WAIVABLE IN LIMITED CIRCUMSTANCES)
                                                                                             (FEE WILL BE CHARGED IN ADDITION TO
                                                                                             CAPITAL CONTRIBUTION.)
 Date:                                       (MUST BE COMPLETED)
      __________________________________________________________

      NOTE: IF INSTRUCTED, THE CAI STATEMENT THAT ACCOMPANIES THIS
      FORM MUST BE DATED BEFORE OR                                              Branch Code/FA #/Division: _________________________
      THE SAME DAY THIS APPLICATION IS SIGNED.

      FINANCIAL ADVISORS MUST RECONCILE THE INFORMATION                         Financial Advisor Telephone #: _____________________
      LISTED ON THIS APPLICATION WITH THE CLIENT'S ACCOUNT
      RECORDS, INCLUDING UPDATING THE CLIENT'S NET WORTH,
      OBJECTIVES AND ANY OTHER RELEVANT INFORMATION.                            Financial Advisor E-mail Address: __________________

III. BRANCH MANAGER SIGNATURE:

I certify that I have reviewed the completed Investor Suitability and Investor Qualifications sections above, the client Investor Application Form and CAI, and if applicable, the "Country Qualifications" appendix to the Memorandum or the Subscription Agreement and any applicable supplement thereto or set forth in the instructions on the UBS intranet. In addition, it is critical that Financial Advisors review and understand the Rules of the Road ("ROTR"), with specific focus on alternative investments, for each country in which the Financial Advisor expects to conduct cross border business. I agree, based upon the information known to me, with the Financial Advisor's determination that the investment being subscribed for is suitable and appropriate for the client and the Financial Advisor has reviewed, understands and has complied with the applicable ROTR. I agree that, if the Financial Advisor assisted the client in completing any information that is required to be provided by the client in the Investor Application, based upon information known to me, that the Financial Advisor has done so pursuant to the client's authorization and direction solely based upon information that has been provided to the Financial Advisor by the client.

By signing below, if applicable, I have determined that (1) if the proposed investment is for an Access Person's (as defined in the Investment Adviser Code of Ethics) employee or employee-related account, my signature evidences my pre-approval of the trade and that (2) the Access Person's proposed investment:
a) will not unfairly limit the ability of eligible clients of UBS Financial Services Inc. ("the Firm") to participate in the proposed investment and (b) does not present a material conflict with the interests of the Firm's clients or the Firm.

Print Name of Branch Manager:

Branch Manager Signature:                                                       Date:                            (MUST BE COMPLETED)
                        __________________________________                            ______________________________________________

IF THE ABOVE NAMED ACCOUNT IS A UBS FINANCIAL SERVICES INC.                           NOTE: IF INSTRUCTED, THE CAI STATEMENT THAT
IRA, THEN THE BRANCH MANAGER, AS A RESULT, ALSO SIGNS AS                              ACCOMPANIES THIS FORM MUST BE DATED BEFORE OR
THE CUSTODIAN OF THE IRA AND ACCEPTS AND AGREES TO THIS                               THE SAME DAY THIS APPLICATION IS  SIGNED.
SUBSCRIPTION.

PLACEMENT FEE APPROVAL SECTION -- THIS SECTION IS ONLY REQUIRED IF A REDUCED PLACEMENT FEE IS CHARGED

To be completed by Complex Director or Complex Admin Manager as Delegate (if necessary) By signing below you have agreed and accepted the reduced placement fee above.

If you do not agree to the reduced placement fee, please inform the branch who is responsible for contacting AI Investor Service. Call AI Investor Services
(800) 580-2359 option #1 for questions.

Print Name of Complex Director: ________________________________________________

Complex Director Signature: ____________________________________________________

Date:                                                        (MUST BE COMPLETED)
      __________________________________________________________________________


                                                                 OCO-PS-001-0200

                      STATEMENT OF ADDITIONAL INFORMATION


                                JANUARY 28, 2016


                                 O'CONNOR EQUUS



This Statement of Additional Information ("SAI") is not a prospectus. This SAI is intended to provide additional information regarding the activities and operations of O'Connor EQUUS (the "Fund"). This SAI is incorporated by reference and should be read in conjunction with the Fund's prospectus dated January 28, 2016 (the "Prospectus"). The Fund's audited financial statements for the fiscal year ended September 30, 2015 are incorporated by reference to the Fund's 2015 Annual Report. You may obtain the Prospectus and the Annual Report, without charge, by calling the Fund at 1-888-793-8637. Capitalized terms not defined herein are defined in the Prospectus.

                               TABLE OF CONTENTS


THE FUND ................................................................    S-1
DESCRIPTION OF PERMITTED INVESTMENTS AND RELATED RISKS ..................    S-1
INVESTMENT LIMITATIONS ..................................................   S-49
THE ADVISER .............................................................   S-51
THE PORTFOLIO MANAGER ...................................................   S-53
THE ADMINISTRATOR .......................................................   S-55
THE TRANSFER AGENT ......................................................   S-56
THE DISTRIBUTOR .........................................................   S-56
PAYMENTS TO FINANCIAL INTERMEDIARIES ....................................   S-56
THE CUSTODIAN ...........................................................   S-57
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ...........................   S-57
LEGAL COUNSEL ...........................................................   S-57
TRUSTEES AND OFFICERS OF THE FUND .......................................   S-57
PURCHASING SHARES .......................................................   S-65
DETERMINATION OF NET ASSET VALUE ........................................   S-66
TAXES ...................................................................   S-68
FUND TRANSACTIONS .......................................................   S-75
PORTFOLIO HOLDINGS ......................................................   S-77
DESCRIPTION OF SHARES ...................................................   S-79
LIMITATION OF TRUSTEES' LIABILITY .......................................   S-79
PROXY VOTING ............................................................   S-79
CODES OF ETHICS .........................................................   S-79
CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS ..............................   S-80
FINANCIAL STATEMENTS ....................................................   S-81
APPENDIX A - PROXY VOTING POLICIES AND PROCEDURES .......................    A-1



January 28, 2016                                                 OCO-SX-001-0200

THE FUND


GENERAL. The Fund is a non-diversified, closed-end investment management company established under Delaware law as a Delaware statutory trust under an Agreement and Declaration of Trust dated February 3, 2014 (the "Declaration of Trust"). The Fund is a continuously offered (on a monthly basis) fund that is operated as an interval fund. UBS O'Connor LLC (the "Adviser") serves as the Fund's investment adviser.


The Fund will initially offer a single class of shares of beneficial interest ("shares") designated as "Class A shares" to investors eligible to invest in the Fund. The Fund may in the future submit to the Securities and Exchange Commission ("SEC") an application for an exemptive order to permit the Fund to offer additional classes of shares. Although there is no assurance that the SEC would grant such an order, any additional class of shares would have certain differing characteristics, particularly in terms of the placement fee that investors in that class may bear, and differences in the distribution and/or shareholder servicing fees that that each class may be charged.


Because the Fund will pay the Adviser an incentive fee based on the Fund's performance, each investor must also be a "qualified client" as that term is defined in Rule 205-3(d)(1) under the Investment Advisers Act of 1940, as amended, and related guidance provided by the SEC or its Staff.

VOTING RIGHTS. Each shareholder of record is entitled to one vote for each share held on the record date for the shareholder action or meeting. The Fund is not required, and does not intend, to hold annual meetings of shareholders. Approval of shareholders will be sought, however, for certain changes in the operation of the Fund and for the election of trustees of the Fund (each, a "Trustee") under certain circumstances. Under the Declaration of Trust, the Trustees have the power to liquidate the Fund without shareholder approval. While the Trustees have no present intention of exercising this power, they may do so if the Fund fails to reach a viable size within a reasonable amount of time or for such other reasons as may be determined by the Fund's Board of Trustees (the "Board").


Shares represent proportionate interests in the Fund's assets.

In addition, a Trustee may be removed by the remaining Trustees or by shareholders at a special meeting called upon written request of shareholders owning at least 10% of the outstanding shares of the Fund in the aggregate as provided in Section 16(c) of the Investment Company Act of 1940, as amended (the "1940 Act"). In the event that such a meeting is requested, the Fund will provide appropriate assistance and information to the shareholders requesting the meeting.

NON-DIVERSIFICATION. The Fund is non-diversified, as that term is defined in the 1940 Act, which means that a relatively high percentage of the assets of the Fund may be invested in securities of a limited number of issuers. The value of the shares of the Fund may be more susceptible to any single economic, political or regulatory occurrence than the shares of a diversified investment company would be. The Fund intends to satisfy the diversification requirements necessary to qualify as a regulated investment company (a "RIC") under the Internal Revenue Code of 1986, as amended (the "Code").

DESCRIPTION OF PERMITTED INVESTMENTS AND RELATED RISKS


The Fund's principal investment strategies and the risks associated with the same are described in the "Investment Objective, Strategies and Policies" and "Risks" sections of the Prospectus. The following discussion provides additional information about those principal investment strategies and related risks, as well as information about investment strategies (and related risks) that the Fund may utilize, even though they are not considered to be "principal" investment strategies. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in the Prospectus, should not be considered to be a principal strategy (or related risk) applicable to the Fund. The Fund's investment objective and any of its investment strategies or permitted investments may be changed without shareholder approval unless explicitly stated otherwise.


INVESTMENT OBJECTIVE

The Fund's investment objective is to seek to consistently realize risk-adjusted appreciation in the value of its assets.

CHANGE IN INVESTMENT OBJECTIVE. The Fund's investment objective is not fundamental and may be changed by the Board without shareholder approval upon thirty (30) calendar days' prior written notice to shareholders.

INVESTMENT STRATEGIES

Currently, the Fund uses a U.S.-centric equity-based long/short investment strategy, which generally has a low correlation to the equity markets. In seeking to achieve the Fund's investment objective, the Adviser intends to principally invest in equity and equity related securities of companies of various capitalization ranges, which include shares of U.S. listed companies ("U.S. Securities") and non-U.S. listed companies with substantial assets or sales in the U.S., as well as interests in any U.S. or non-U.S. issuer exposed to global drivers consistent with those of the aforementioned companies ("U.S.-Linked Securities"). The Adviser intends to attempt to extract excess returns principally through single-security selection and secondarily by attempting to exploit systematic market volatility by taking net exposures to such market. In general, "excess returns" refer to the returns of a portfolio that exceed the returns of a benchmark (E.G., the S&P 500 Index) with a similar level of risk. The Fund generally expects that no more than 100% of its total assets would be represented by short sales of securities and no more than 150% of its total assets would be represented by long positions achieved through short sales. In addition to short sales, the Fund may obtain a higher degree of leverage through the use of derivatives (as further discussed below) in order to achieve aggregate exposures (long and short) substantially in excess of its net assets.

Currently, the Adviser uses a proprietary stock selection process, which includes "bottom-up" fundamental analysis as well as statistical analysis, to construct a focused portfolio. Generally, the Adviser will take long positions in those U.S. Securities and U.S.-Linked Securities that it expects to increase in value over a specific timeframe and take short positions in those U.S. Securities and U.S.-Linked Securities that it expects to decrease in value over a specific timeframe. The Adviser intends to take directional views and therefore, at times, the Fund's portfolio will have a net long or net short exposure. To attempt to extract excess returns from systematic volatility, the Adviser intends to invest in equity index futures (E.G., futures on the S&P 500 Index or futures based on various components of the NASDAQ market index), registered investment companies, and/or exchange-traded funds ("ETFs"). The Fund may also invest in depositary receipts of non-U.S. issuers, including in emerging markets.

The Fund is permitted to invest in the broadest range of asset classes permissible under the 1940 Act, including, without limitation, share capital or other equity interests; U.S. and non-U.S. equity securities; stock; shares of beneficial interest; partnership interests, trust interests and similar financial instruments; bonds; bank obligations; trade claims; notes; debentures (whether subordinated, convertible or otherwise); commodities; currencies; interest rate, currency, commodity, equity and other derivative products, including, without limitation, (i) futures contracts (and options thereon) relating to stock indices, currencies, U.S. Government securities and securities of non-U.S. governments, other financial instruments and all other commodities, (ii) swaps, total return swaps; credit default swaps; notional principal contracts (financial instruments that provide for the payment of amounts by one party to another at specified intervals calculated by reference to a specified index upon a notional principal amount in exchange for specified consideration or a promise to pay similar amounts); equity indices; options, forward contracts; warrants, caps, collars, floors and forward rate agreements, (iii) spot and forward currency transactions and (iv) agreements relating to or securing such transactions; equipment lease certificates; equipment trust certificates; loans; credit paper; accounts and notes receivable and payable held by trade or other creditors; trade acceptances; contract and other claims; executory contracts; participations; mutual funds; investment funds; contracts based on indices; contracts that transfer risk; ETFs and similar financial instruments; structured securities; repurchase agreements; money market funds; obligations of the United States or any state thereof, non-U.S. governments and instrumentalities of any of them; commercial paper; certificates of deposit; bankers' acceptances; choses in action; trust receipts; and other obligations and instruments or evidences of indebtedness of whatever kind or nature; in each case, of any person, corporation, government or other entity whatsoever, whether or not publicly traded or readily marketable or such other form of security or financial instrument as the Adviser may from time to time determine. Investments may be made both on exchanges and over-the-counter, and through private placements. The Fund may hold both long and short positions. While the Fund intends to pursue a fundamental equity-based long/short investment strategy, the Adviser may consider pursuing other investment strategies it considers appropriate and in the best interests of the Fund, and may invest in other investment vehicles.

Generally, the Fund holds derivatives for the purpose of hedging risk. For example, the Adviser may use index futures to attempt to hedge against broad, market risk in the portfolio. Similarly, the Adviser may use options to limit exposure to a particular issuer(s) in the portfolio. However, the Adviser may use derivatives for any other purpose to meet the Fund's investment objective (e.g. to gain exposure to a company). For example, the Adviser may use contracts for difference ("CFDs"), a form of equity swap whose value is based on the fluctuating value of an underlying instrument, to gain exposure to a non-U.S. issuer because the derivative provides a more efficient use of capital compared to another financial instrument like an American Depositary Receipt ("ADR") or when an ADR is unavailable. The Fund may buy futures in an attempt to manage risk where the Fund's credit exposure to an issuer increases rapidly, and the Fund may sell futures to more efficiently gain exposure to an issuer during a liquidity event in the market. Additionally, the Fund may invest in other types of derivatives, primarily forwards, interest rate swaps and credit default swaps. For example, the Fund may buy credit default swaps in an attempt to manage credit risk where the Fund has credit exposure to an issuer, or the Fund may sell credit default swaps to more efficiently gain credit exposure to a security or basket of securities.


The Fund may hold excess cash balances in any short-term investments deemed appropriate by the Adviser.

Subject to the limitations of the 1940 Act, the Fund may employ leverage, which varies from time to time. Leverage may be achieved through, among other methods, short sales, borrowing, purchasing securities or other investments on margin and investing in derivative instruments that are inherently leveraged, such as options, futures, forward contracts, repurchase and reverse repurchase agreements and swaps.


TEMPORARY DEFENSIVE POSITIONS. Finally, the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political or other conditions. For example, during such period, 100% of the Fund's assets may be invested in short-term, high-quality fixed income securities, cash or cash equivalents. Temporary defensive positions may be initiated by the Adviser when the Adviser judges that market conditions make pursuing the Fund's investment strategies inconsistent with the best interests of its shareholders. The Adviser then may temporarily use these alternative strategies that are mainly designed to limit the Fund's losses or to create liquidity in anticipation of redemptions. When the Adviser takes temporary defensive positions, it may be more difficult for the Fund to achieve its investment objective.


INVESTMENT PROCESS

The Adviser will focus on making outright long and short investments in U.S. Securities and U.S.-Linked Securities but may also invest in credit and convertible bonds related to U.S. Securities and U.S.-Linked Securities. The Fund may hold industry-neutral investments; however, the Adviser does not expect the Fund to maintain market neutrality. The Adviser may also invest in equity index futures and ETFs to exploit trading opportunities created by systematic volatility and thereby extract excess returns.


EXCESS RETURN EXTRACTION THROUGH SINGLE-SECURITY SELECTION. The Adviser utilizes a proprietary stock selection process to identify U.S. Securities and U.S.-Linked Securities and will construct a portfolio after validating such securities in three consecutive, interrelated categories: Fundamental, Market and Statistical. The Adviser intends to use this process as the primary portfolio construction tool of the Fund. Through this process the Adviser seeks to identify the appropriate entry and exit points of each U.S. Security or U.S.-Linked Security and attempts to capture excess returns:


          o Fundamental -- First, the Adviser engages in rigorous "bottom-up" analysis seeking to establish disproportionately wide gaps between a security's current market price and its intrinsic value. This is achieved by utilizing both relative and absolute metrics to determine a view on a selected security's intrinsic value. The Adviser will also use detailed modeling analysis to quantify its contention with the market's view.

          o Market -- Next, the Adviser will use macroeconomic and micro data points (e.g., catalysts, corporate activity, merger and acquisition) to inform the timing of the addition or deletion of a security to the portfolio. This analysis helps establish the relevance of the investment thesis in the prevailing market environment. Additionally, staying close to market information enables the Adviser to be responsive to new opportunities and threats.

          o Statistical -- Finally, the Adviser seeks to identify the hidden or unintended consequences of adding a security to the overall portfolio. Because it is expected that the Fund will hold a relatively small number of securities, the Adviser studies the correlation among the different positions and assesses the likelihood that the addition of the security will magnify or mitigate the existing thematic or factor exposures in the portfolio. Regular analysis is performed on the security's profitability and the underlying exposures in the portfolio.

EXCESS RETURN EXTRACTION BY EXPLOITING SYSTEMATIC VOLATILITY. The Adviser may exploit the systematic volatility in the markets through well-timed net exposures to such markets. This process is largely informed by a dashboard of inputs, such as: normalized and current valuation analysis; profit cycle analysis; economic cycle analysis; sentiment indicators; fund flows; technical analysis and global macro analysis. These inputs are designed to be independent of the drivers that govern the exposures created through the single-security selection process, described above. Net exposures are typically expressed through the purchase or sale of futures on market indices and ETFs.

RISK MANAGEMENT AND PORTFOLIO HEDGING

Based on the selected single-security positions, the Adviser may utilize futures, swaps, options or other instruments as market hedges to minimize market directional exposure or tail risk from unintended market beta. The Adviser will continuously monitor the risk parameters and expected volatility of the individual positions and the Fund's aggregate portfolio in an effort to maximize risk-adjusted appreciation. The emphasis in the Adviser's trading will be on seeking to identify opportunities that the Adviser views as having superior risk/reward parameters. Additionally, the Adviser may periodically optimize the Fund's overall portfolio in an effort to ensure that the inclusion over time of numerous investments which, considered individually, have attractive risk-adjusted expected returns, has not resulted in an over concentration of the portfolio in any particular country, industry, instrument, strategy or market. The Adviser has also developed and will use proprietary statistical models to identify and hedge systemic portfolio risk as well as individual position-specific risk.


The Adviser will assess market risks through such measures as value-at-risk ("VaR"), stress loss and operational guideline monitoring. VaR methodology incorporates historical simulation using five years of historical data, for ten day holding periods, using a 99% confidence interval while stress loss analysis attempts to capture tail risk through various scenario analyses relating to price, volatility, interest rate, credit spread and merger arbitrage spread risk factors. The Adviser also has operational guidelines to risk manage the portfolio. A risk control group within the Adviser independently calculates and monitors these risk measures as required by UBS AG ("UBS") policy, and breaches are reported to senior management to ensure prompt attention.


In an effort to enhance the Fund's risk/reward profiles, the Adviser will typically attempt to hedge the risk exposures that are not expected to contribute to incremental performance. Hedging these risks is intended to increase the proportion of the Fund's return attributable to high value-added risk exposures.

The Adviser will not attempt to hedge all market or other risks inherent in the Fund's positions. Specifically, the Adviser may choose not to hedge, or may deem it to be economically unattractive to hedge, certain risks including, without limitation, risks related to changes in interest rates, exchange rates, equity prices, volatility, credit spreads and liquidity as well as buy-in-risk on short positions, either in respect of particular positions or in respect of the Fund's overall portfolio. There can be no assurance that the Adviser's risk management techniques and strategies will be successful at all times and in all market conditions.

LEVERAGE

Subject to the limitations of the 1940 Act, the Fund may employ leverage, which varies from time to time. It is expected that leverage will be provided by the Fund's prime brokers and that the securities and other assets of the Fund will be used as collateral. The Fund may obtain leverage from brokers, banks and other counterparties, including the Adviser's affiliates. Leverage may be achieved through, among other methods, borrowing, purchasing securities or other investments on margin and investing in derivative instruments that are inherently leveraged, such as options, futures, forward contracts, repurchase and reverse repurchase agreements and swaps.

SHORT-TERM CASH MANAGEMENT

The Fund may invest excess cash balances in short-term investments deemed appropriate by the Adviser. In order to provide the Fund with liquidity for redemptions or other cash management purposes, the Fund may borrow or obtain a line of credit from established financial institutions, including prime brokers. Such creditors will have priority over shareholders with respect to any distributions in liquidation of the Fund.

RISKS RELATING TO THE OPERATIONS AND STRUCTURE OF THE FUND


          LIMITED OPERATING HISTORY. The Fund commenced operations on August 1, 2014 and thus has limited operating history. The Fund has limited historical financial statements, operating data and financial data on which potential investors may evaluate the Fund and its performance. Officers and employees of the Adviser have been using the core strategies described herein in connection with proprietary trading on behalf of UBS and in private investment funds for several years. However, the past performance of these officers and employees is not an indication of future success of the Fund.


          PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. Investors and prospective investors are cautioned that the past performance of the Adviser is not indicative of the future results of the Fund.


          LIMITED LIQUIDITY. The Fund's shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. The Fund's shares, therefore, may not be readily marketable. Even if any such market were to develop, closed-end fund shares may trade at a discount from net asset value ("NAV").

          COSTS RELATED TO INVESTING IN THE FUND. Shareholders will bear a management fee, an Incentive Fee (as defined below), and other expenses of the Fund. These fees and expenses will reduce the value of any investment in the Fund. Moreover, these fees and expenses may be higher than the fees and expenses of other investment vehicles.


          OPERATIONAL RISK. The Fund depends on the Adviser to maintain appropriate procedures to control operational risk. Operational risks include, for example, mistakes made in the confirmation or settlement of transactions, transactions not being properly booked, evaluated or accounted for or other similar disruptions in the Fund's operations that may cause the Fund to suffer financial loss, disruption of its businesses, liability to clients or third parties, regulatory intervention or reputational damage. The Fund's business is highly dependent on its and its service providers' ability to process, on a daily basis, a large number of transactions across numerous and diverse markets. Consequently, the Fund relies heavily on financial, accounting and other data processing systems. The Fund depends on these systems to operate without material problems, although problems will arise from time to time and may have a material adverse effect on the Fund.

          SYSTEMS RISKS. The Fund depends on the Adviser and other service providers to maintain appropriate systems to facilitate the Fund's activities. The Adviser relies extensively on computer programs and systems to trade, clear and settle securities transactions, to evaluate certain securities based on real-time trading information, to monitor the Fund's portfolio and net capital, and to generate risk management and other reports that are critical to oversight of the Fund's activities. In addition, certain of the Adviser's operations interface with or depend on systems operated by third parties, including prime brokers, securities exchanges and other types of trading systems, market counterparties, custodians and other service providers. The Adviser may not be in a position to verify the risks or reliability of such third-party systems. Furthermore, these programs or systems may be subject to defects, failures or interruptions, including, without limitation, those caused by computer "worms," viruses and power failures. Any such defect or failure could have a material adverse effect on the Fund. For example, such failures could cause the settlement of trades to fail, lead to inaccurate accounting, recording or processing of trades, and cause inaccurate reports, which may affect the Adviser's ability to monitor the Fund's investment portfolios and risks.


          BORROWING FOR OPERATIONS. The Fund has the authority to borrow money for, among other reasons, obtaining leverage, cash management purposes and meeting redemptions that would otherwise result in the premature liquidation of its investments, subject to the limitations of the 1940 Act. The use of short-term borrowing creates several additional risks. If the Fund is unable to service the debt, a secured lender could liquidate the Fund's position in some or all of the securities or other investments of the Fund that have been pledged as collateral and cause the Fund to incur significant losses. The occurrence of defaults may trigger cross-defaults under the Fund's agreements with other brokers, lenders, clearing firms or other counterparties, creating or increasing a material adverse effect on the performance of the Fund.

          VALUATION OF THE FUND'S ASSETS AND LIABILITIES. For each period that the NAV of the Fund is calculated, the Administrator (as defined below) will generally obtain independent valuations of the portfolio securities and review any material discrepancies with the Adviser. Securities or other investments of the Fund for which neither market prices nor prices from third parties are available will be valued in good faith by the Fund's Fair Valuation Committee pursuant to the Fund's Fair Valuation Procedures. There is no guarantee that the value determined by the Fund will represent the value that will be realized by the Fund on the eventual disposition of the financial instrument or that would, in fact, be realized upon an immediate disposition of the financial instrument.


          IN-KIND DISTRIBUTIONS. The Fund expects to distribute cash to a shareholder upon a redemption of shares. However, there can be no assurance that the Fund will have sufficient cash to satisfy redemption requests or that the Fund will be able to liquidate investments at the time of such redemption requests at favorable prices. Under the foregoing circumstances, and under other circumstances deemed appropriate by the Fund, a shareholder may receive in-kind distributions from the Fund. Notwithstanding the foregoing, with respect to its quarterly repurchase offers, the Fund will repurchase its shares in cash.

          CURRENCIES. The Fund may invest a portion of its assets in non-U.S. currencies, or in instruments denominated in non-U.S. currencies, the prices of which are determined with reference to currencies other than the U.S. dollar. The Fund, however, values its securities and other assets in U.S. dollars. The Fund may or may not seek to hedge all or any portion of its foreign currency exposure. To the extent the Fund's investments are not hedged, the value of the Fund's assets will fluctuate with U.S. dollar exchange rates as well as the price changes of the Fund's investments in the various local markets and currencies. Thus, an increase in the value of the U.S. dollar compared to the other currencies in which the Fund makes its investments will reduce the effect of increases and magnify the effect of decreases in the value of the Fund's positions in its local markets. Conversely, a decrease in the value of the U.S. dollar will have the opposite effect on the Fund's non-U.S. dollar securities. The Fund also may utilize options and forward contracts to hedge against currency fluctuations, but there can be no assurance that such hedging transactions will be effective, and such techniques entail additional risks.

RISKS RELATING TO THE ADVISER AND OTHER SERVICE PROVIDERS


          DEPENDENCE ON THE ADVISER. The success of the Fund is significantly dependent upon the ability of the Adviser to develop and use investment techniques that effectively implement the Fund's investment strategies and thereby achieve the Fund's investment objective. Subjective decisions made by the Adviser may cause the Fund to incur losses or to miss profit opportunities on which it would otherwise have capitalized.

          RETENTION AND MOTIVATION OF KEY EMPLOYEES. The performance of the Fund is largely dependent on the talents and efforts of highly-skilled individuals. Competition in the financial services industry for qualified employees is intense. The Fund's continued ability to effectively manage its portfolio depends on the ability of the Adviser to attract, retain and motivate its principals and employees. While turnover is expected in the industry, investors should consider the effect of past and future turnover on the performance of the Fund.

          COMPETITION. Certain markets in which the Fund may invest are extremely competitive for attractive investment opportunities. Thus, the Adviser might not be able to identify or successfully pursue attractive investment opportunities in such environments and, as a result, there may be reduced expected investment returns. For example, a portion of the Fund's business may be dependent on the new issue market, which will be influenced by the volume of available and suitable new issues as well as the Adviser's ability to receive a sufficient allocation of such new issues; there has been significant growth in the number of firms organized to make such investments, which may result in increased competition to the Fund in obtaining suitable investments.

          INCENTIVE COMPENSATION TO ADVISER. The Adviser receives compensation based upon the appreciation of the Fund's assets. This performance compensation arrangement may create an incentive for the Adviser to make investments that are riskier or more speculative than would be the case if such compensation was not paid.

          SELECTION OF BROKERS. The Adviser may be subject to conflicts of interest relating to its selection of brokers. Portfolio transactions for the Fund will be allocated to brokers on the basis of, among other things, best execution and in consideration of a broker's ability to effect the transactions, its facilities, reliability and financial responsibility, as well as the provision or payment by the broker of the costs of research and research-related services. In addition, brokers may provide other services that are beneficial to the Adviser, but not necessarily beneficial to the Fund, including, without limitation, capital introduction, marketing assistance, consulting with respect to technology, operations or equipment, and other services or items. Affiliates of the brokers of the Fund may also be investing in the Fund. Such services and items may influence the Adviser's selection of brokers.


          REGULATORY RESTRICTIONS. From time to time, the activities of the Fund may be restricted because of regulatory requirements applicable to UBS and/or its internal policies designed to comply with, limit the applicability of, or otherwise relate to such requirements. A client not advised by UBS would not be subject to some of those considerations. There may be periods when the Adviser may not initiate or recommend certain types of transactions, or may otherwise restrict or limit its advice with respect to certain securities or instruments issued by or related to companies for which UBS is performing investment banking, market making or other services or has proprietary positions or otherwise has come into possession of material inside information. For example, when UBS is engaged in an underwriting or other distribution of securities of, or advisory services for, a company, the Fund may be prohibited from or limited in purchasing or selling securities of that company. Similar situations could arise if UBS personnel serve as directors of companies the securities of which the Fund wishes to purchase or sell. The larger UBS Asset Management's investment advisory business and UBS' businesses, the larger the potential that these restricted list policies will impact investment transactions. However, if permitted by applicable law, the Fund may purchase securities or instruments that are issued by such companies or are the subject of an underwriting, distribution, or advisory assignment by UBS, or in cases in which UBS personnel are directors or officers of the issuer.

          The investment activities of UBS for its proprietary accounts and for client accounts may also limit the investment strategies and rights of the Fund. For example, in regulated industries, in certain emerging or international markets, in corporate and regulatory ownership definitions, and in certain futures and derivative transactions, there may be limits on the aggregate amount of investment by affiliated investors that may not be exceeded without the grant of a license or other regulatory or corporate consent or, if exceeded, may cause UBS, the Fund or other client accounts to suffer disadvantages or business restrictions. If certain aggregate ownership thresholds are reached or certain transactions undertaken, the ability of the Adviser on behalf of the Fund to purchase or dispose of investments, or exercise rights or undertake business transactions, may be restricted by regulation or otherwise impaired. As a result, the Adviser on behalf of the Fund may limit purchases, sell existing investments, or otherwise restrict or limit the exercise of rights (including voting rights) when the Adviser, in its sole discretion, deems it appropriate.


          The Adviser, UBS Asset Management and its affiliates, including, without limitation, UBS and its advisory affiliates, have proprietary interests in, and may manage or advise with respect to, accounts or funds (including separate accounts, other funds and collective investment vehicles) that have investment objectives similar to those of the Fund and/or that engage in transactions in the same types of securities, currencies and instruments as the Fund. UBS and its affiliates are also major participants in the global currency, equities, swap and fixed income markets, in each case both on a proprietary basis and for the accounts of customers. As such, UBS and its affiliates may be actively engaged in transactions in the same securities, currencies, and instruments in which the Fund invests. Such activities could affect the prices and availability of the securities, currencies, and instruments in which the Fund invests, which could have an adverse impact on the Fund's performance. Such transactions, particularly in respect of most proprietary accounts or client accounts, will be executed independently of the Fund's transactions and thus at prices or rates that may be more or less favorable than those obtained by the Fund. The Adviser and UBS Asset Management have developed policies and procedures consistent with regulatory requirements that provide that the Adviser will allocate investment opportunities and make purchase and sale decisions among the Fund and other client accounts in a manner that it considers, in its sole discretion and consistent with its fiduciary obligation to each account, to be reasonable. Allocations may be based on numerous factors and may not always be pro rata based. Thus, this system may adversely affect the size or price of the assets purchased or sold for the Fund.

          The results of the Fund's investment activities may differ significantly from the results achieved by the Adviser, UBS Asset Management or its affiliates for their proprietary accounts or other accounts (including investment companies or collective investment vehicles) managed or advised by them. It is possible that the Adviser, UBS Asset Management and its affiliates and such other accounts will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which the Adviser, UBS Asset Management and/or its affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible.

          The investment activities of the Adviser, UBS Asset Management and its affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain emerging and other markets in which limitations are imposed upon the amount of investment, in the aggregate or in individual issuers, by affiliated foreign investors.


          From time to time, the Fund's activities may also be restricted because of regulatory restrictions applicable to the Adviser and its affiliates, and/or their internal policies designed to comply with such restrictions. As a result, there may be periods, for example, when the Adviser and/or its affiliates, will not initiate or recommend certain types of transactions in certain securities or instruments with respect to which the Adviser and/or its affiliates are performing services or when position limits have been reached where such securities or instruments otherwise would have been permissible investments for the Fund. Additionally, certain funds or accounts may be licensed to trade securities or engage in transactions in certain jurisdictions while other funds and accounts are not licensed.

          In addition, certain officers and certain employees of the Adviser are also officers or employees of UBS, or its affiliated entities. As a result, the performance by these officers and employees of their obligations to such other entities may be a consideration of which investors in the Fund should be aware.

          The Adviser may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund where customers of UBS or, to the extent permitted by the SEC, UBS itself, serves as the counterparty, principal or issuer. In such cases, such party's interests in the transaction will be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Adviser and/or UBS. UBS and its affiliates may also create, write or issue derivatives for customers of UBS or its affiliates, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by UBS or its affiliates and may also enter into transactions with other clients of the Adviser or its affiliates where such other clients have interests adverse to those of the Fund. At times, these activities may cause the Adviser or its affiliates to give advice to clients that may cause these clients to take actions adverse to the interests of the Fund. To the extent affiliated transactions are permitted, the Fund will deal with the Adviser, UBS and its affiliates on an arms-length basis. The Adviser or UBS may also have an ownership interest in certain trading or information systems used by the Fund. The Fund's use of such trading or information systems may enhance the profitability of the Adviser or its affiliates. It is also possible that, from time to time, the Adviser or any of its affiliates may, although they are not required to, purchase and hold shares of the Fund. Increasing the Fund's assets may enhance investment flexibility and diversification and may contribute to economies of scale that tend to reduce the Fund's expense ratio. The Adviser and its affiliates reserve the right to redeem at any time some or all of the shares of the Fund acquired for their own accounts. A large redemption of shares of the Fund by the Adviser or its affiliates could significantly reduce the asset size of the Fund, which might have an adverse effect on the Fund's investment flexibility, portfolio diversification, and expense ratio and may result in significant transaction costs. The Adviser will consider the effect of redemptions on the Fund and other shareholders in deciding whether and when to redeem its shares.


          It is possible that the Fund may invest in securities of companies with which UBS has or is trying to develop investment banking relationships as well as securities of entities in which the Adviser or its affiliates has significant debt or equity investments or in which UBS makes a market. The Fund also may invest in securities of companies to which the Adviser or UBS provides or may someday provide research coverage. Such investments could cause conflicts between the interests of the Fund and the interests of other Adviser or UBS clients. In making investment decisions for the Fund, the Adviser is not permitted to obtain or use material non-public information acquired by any division, department or affiliate of the Adviser or UBS Asset Management in the course of these activities. In addition, from time to time, UBS' activities may limit the Fund's flexibility in purchases and sales of securities. When UBS is engaged in an underwriting or other distribution of securities of an entity, the Adviser may be prohibited from purchasing or recommending the purchase of certain securities of that entity for the Fund.


          Present and future activities of the Adviser and its affiliates, in addition to those described in this section, may give rise to additional conflicts of interest.

          The Adviser may buy for the Fund securities or obligations of issuers in which UBS or other funds or accounts have made, or are making, an investment in securities or obligations that are subordinate or senior to securities of the Fund. For example, the Fund may invest in debt securities of an issuer at the same time that UBS or other funds or accounts are investing, or currently have an investment, in equity securities of the same issuer. To the extent that the issuer experiences financial or operational challenges which may impact the price of its securities and its ability to meet its obligations, decisions by UBS (including the Adviser) relating to what actions to be taken may also raise conflicts of interests and UBS may take actions for certain accounts that have negative impacts on other advisory accounts.

          While the Adviser will make proxy voting decisions as it believes appropriate and in accordance with its policies designed to help avoid conflicts of interest, proxy voting decisions made by the Adviser with respect to the Fund's portfolio securities may have the effect of favoring the interests of other clients or businesses of other divisions or units of UBS.


          DERIVATIVES REFERENCED TO THE FUND. The Adviser's affiliates may, and possibly others may, provide leveraged exposure to the Fund through over-the-counter call options and other derivative products referenced to the performance of the Fund. To hedge their exposure and manage their hedges, the issuers of the derivatives, including the Adviser's affiliates, may purchase, redeem or sell shares of the Fund. As a result of the leverage provided by and volatility associated with such leveraged structures, relatively small increases or decreases in the value of the Fund may result in the leverage provider seeking to purchase, redeem or sell a sizeable amount of shares of the Fund during a periodic repurchase of shares. The resulting increased possibility of requests for sizeable redemptions could generally result in reduced liquidity for other shareholders.


RISKS RELATING TO THE INVESTMENT STRATEGIES OF THE FUND

          FUNDAMENTAL ARBITRAGE. The identification of investment opportunities in undervalued and overvalued securities is a difficult task, and there are no assurances that such opportunities will be successfully recognized or acquired. While investments in undervalued and overvalued securities offer opportunities for high or above market capital appreciation, these investments involve a high degree of financial risk and can result in substantial losses.

          DIRECTIONAL TRADING. Certain of the positions taken by the Adviser are designed to profit from forecasting absolute price movements in a particular instrument. Predicting future prices is inherently uncertain and the losses incurred, if the market moves against a position, will often not be hedged. The speculative aspect of attempting to predict absolute price movements is generally perceived to exceed that involved in attempting to predict relative price fluctuations.

          SECURITIES BELIEVED TO BE UNDERVALUED OR INCORRECTLY VALUED. Securities that the Adviser believes are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Adviser anticipates. As a result, the Fund may lose all or substantially all of its investment in any particular instance.

          MODEL RISK. The Adviser will use financial models in implementing the Fund's investment strategy. The success of the Fund's investment strategy is heavily dependent on the financial models used by the Adviser in attempting to accurately project a company's earnings, which will then form the basis of the Adviser's portfolio decisions. Financial models that have been formulated on the basis of past market data may not be predictive of future price movements. Financial models may not be reliable if unusual events specific to particular corporations, or major events external to the operations of markets, cause extreme market moves that are inconsistent with the historic correlation and volatility structure of the market. Financial models also may have hidden biases or exposure to broad structural or sentiment shifts. As market dynamics shift over time, a previously highly successful model could become outdated or inaccurate, perhaps without the Adviser recognizing that fact before substantial losses are incurred. There can be no assurance that the Adviser will be successful in developing and maintaining effective financial models.

          DISCRETIONARY TRADING STRATEGIES. The Adviser's trading decisions do not adhere rigidly to any particular trading formula or system, but rather are discretionary and based on the knowledge, judgment and fundamental views developed by its traders. There can be no assurance that the Adviser's trading methods and strategies and its trading decisions for the Fund will be successful under all or any market conditions.

          RELATIVE VALUE. The success of the Fund's relative value investment strategy depends on the Adviser's ability to identify and exploit perceived inefficiencies in the pricing of securities, financial products, or markets. Identification and exploitation of such discrepancies involve uncertainty. There can be no assurance that the Adviser will be able to locate investment opportunities or exploit pricing inefficiencies in the securities markets. A reduction in the pricing inefficiency of the markets in which the Adviser seeks to invest will reduce the scope for the Fund's investment strategies. In the event that the perceived mispricings underlying the Fund's positions were to fail to converge toward, or were to diverge further from, relationships expected by the Adviser, the Fund may incur losses. The Fund's relative value investment strategy may result in high portfolio turnover and, consequently, high transaction costs. In addition, the Fund's relative value strategy is designed to be uncorrelated with respect to the movements in equity markets and risk-free interest rates. Depending upon the investment strategies employed and market conditions, unforeseen events involving such matters as political crises, or changes in currency exchange rates or interest rates, forced redemptions of securities, or general lack of market liquidity may have a material adverse effect on the Fund. Moreover, there can be no assurance, particularly during periods of market disruption and stress when the risk control benefits of low correlation with traditional benchmarks may be most important, that the performance of the Fund will, in fact, exhibit low correlation with traditional benchmarks or will not be closely correlated with such benchmarks.

RISKS RELATING TO THE SECURITIES AND OTHER INVESTMENTS OF THE FUND

          The following are descriptions of the permitted investments and investment practices. The Fund may purchase any of these instruments and/or engage in any of these investment practices if, in the opinion of the Adviser, such investments or investment practices will be advantageous to the Fund. The Fund is free to reduce or eliminate its activity in any of these areas. There is no assurance that any of these strategies or any other strategies and methods of investment available to the Fund will result in the achievement of the Fund's investment objective.


          AMERICAN DEPOSITARY RECEIPTS. ADRs, as well as other "hybrid" forms of ADRs, including European Depositary Receipts ("EDRs"), Continental Depositary Receipts ("CDRs") and Global Depositary Receipts ("GDRs"), are certificates evidencing ownership of shares of a foreign issuer. Depositary receipts may be sponsored or unsponsored. These certificates are issued by depositary banks and generally trade on an established market in the U.S. or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer's home country. The depositary bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. ADRs are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, ADRs continue to be subject to many of the risks associated with investing directly in foreign securities. Additional information about the risks associated with foreign securities is provided under "Foreign Securities" below.


          Although the two types of depositary receipt facilities (unsponsored and sponsored) are similar, there are differences regarding a holder's rights and obligations and the practices of market participants. A depository may establish an unsponsored facility without participation by (or acquiescence of) the underlying issuer; typically, however, the depository requests a letter of non-objection from the underlying issuer prior to establishing the facility. Holders of unsponsored depositary receipts generally bear all the costs of the facility. The depository usually charges fees upon the deposit and withdrawal of the underlying securities, the conversion of dividends into U.S. dollars or other currency, the disposition of non-cash distributions and the performance of other services. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the underlying issuer or to pass through voting rights to depositary receipt holders with respect to the underlying securities.

          Sponsored depositary receipt facilities are created in generally the same manner as unsponsored facilities, except that sponsored depositary receipts are established jointly by a depository and the underlying issuer through a deposit agreement. The deposit agreement sets out the rights and responsibilities of the underlying issuer, the depository and the depositary receipt holders. With sponsored facilities, the underlying issuer typically bears some of the costs of the depositary receipts (such as dividend payment fees of the depository), although most sponsored depositary receipt holders may bear costs such as deposit and withdrawal fees. Depositories of most sponsored depositary receipts agree to distribute notices of shareholder meetings, voting instructions and other shareholder communications and information to the depositary receipt holders at the underlying issuer's request.


          ASSET-BACKED SECURITIES. Asset-backed securities are securities backed by non-mortgage assets, such as company receivables, truck and auto loans, leases, home equity loans and credit card receivables.


          Other asset-backed securities may be created in the future. Asset-backed securities are generally issued as pass-through certificates, which represent undivided fractional ownership interests in the underlying pools of assets. Asset-backed securities may also be debt instruments, which are also known as collateralized obligations and are generally issued as the debt of a special purpose entity, such as a trust, organized solely for the purpose of owning such assets and issuing debt obligations.

          Asset-backed securities may be traded over-the-counter and typically have a short-intermediate maturity structure depending on the paydown characteristics of the underlying financial assets that are passed through to the security holder. Asset-backed securities are not issued or guaranteed by the U.S. Government, its agencies or instrumentalities; however, the payment of principal and interest on such obligations may be guaranteed up to certain amounts and, for a certain period, by a letter of credit issued by a financial institution (such as a bank or insurance company) unaffiliated with the issuers of such securities. The purchase of asset-backed securities raises risk considerations peculiar to the financing of the instruments underlying such securities.

          For example, there is a risk that another party could acquire an interest in the obligations superior to that of the holders of the asset-backed securities. There is also the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on those securities.

          COLLATERALIZED DEBT OBLIGATIONS ("CDOS"). CDOs are securitized interests in pools of non-mortgage assets. Such assets usually comprise loans or debt instruments. A CDO may be called a collateralized loan obligation ("CLO") if it holds only loans. Multiple levels of securities are issued by the

CDO, offering various maturity and credit risk characteristics that are characterized according to their degree of credit risk. Purchasers in CDOs are credited with their portion of the scheduled payments of interest and principal on the underlying assets plus all unscheduled prepayments of principal based on a predetermined priority schedule. Accordingly, the CDOs in the longer maturity series are less likely than other asset passthroughs to be prepaid prior to their stated maturity. The Fund may also invest in interests in warehousing facilities. Prior to the closing of a CDO, an investment bank or other entity that is financing the CDO's structuring may provide a warehousing facility to finance the acquisition of a portfolio of initial assets. Capital raised during the closing of the CDO is then used to purchase the portfolio of initial assets from the warehousing facility. A warehousing facility may have several classes of loans with differing seniority levels with a subordinated or "equity" class typically purchased by the manager of the CDO or other investors such as the Fund. One of the most significant risks to the holder of the subordinated class of a warehouse facility is the market value fluctuation of the loans acquired. Subordinated equity holders generally acquire the first loss positions which bear the impact of market losses before more senior positions upon settling the warehouse facility. Further, warehouse facility transactions often include event of default provisions and other collateral threshold requirements that grant senior holders or the administrator certain rights (including the right to liquidate warehouse positions) upon the occurrence of various triggering events including a decrease in the value of warehouse collateral. In addition, a subordinate noteholder may be asked to maintain a certain level of loan-to-value ratio to mitigate this market value risk. As a result, if the market value of collateral loans decreases the subordinated noteholder may need to provide additional funding to maintain the warehouse lender's loan-to-value ratio.

          Asset-backed securities entail prepayment risk, which may vary depending on the type of asset, but is generally less than the prepayment risk associated with mortgage-backed securities. In addition, credit card receivables are unsecured obligations of the card holder. There may be a limited secondary market for such securities.

          In addition to the general risks associated with debt securities discussed in this SAI and the Prospectus, asset-backed securities carry additional risks including, but not limited to, the possibilities that: (i) the pace of payments on underlying assets may be faster or slower than anticipated or payments may be in default; (ii) the creditworthiness of the credit support provider may deteriorate; and (iii) such securities may become less liquid or harder to value as a result of market conditions or other circumstances.


          COMMERCIAL PAPER. Commercial paper is the term used to designate unsecured, short-term promissory notes issued by corporations and other entities to finance short-term credit needs. Commercial paper is usually sold on a discount basis and has a maturity at the time of issuance generally not exceeding 270 days. The value of commercial paper may be affected by changes in the credit rating or financial condition of the issuing entities. The value of commercial paper will tend to fall when interest rates rise and rise when interest rates fall.


          COMMODITY INVESTMENTS. The value of commodity-linked derivative securities may be affected by a variety of factors, including, but not limited to, overall market movements and other factors affecting the value of particular industries or commodities, such as weather, disease, embargoes, acts of war or terrorism or political and regulatory developments. The prices of commodity-linked derivative securities may move in different directions than investments in traditional equity and debt securities when the value of those traditional securities is declining due to adverse economic conditions. For example, during periods of rising inflation, debt securities have historically tended to decline in value due to the general increase in prevailing interest rates. Conversely, during those same periods of rising inflation, the prices of certain commodities, such as oil and metals, have historically tended to increase in value. Of course, there can be no guarantee that these investments will perform in the same manner in the future, and at certain times the price movements of commodity investments have been parallel to those of debt and equity securities. In general, commodities have historically tended to increase and decrease in value during different parts of the business cycle than financial assets. Nevertheless, at various times, commodity prices may move in tandem with the prices of financial assets and thus may not provide overall portfolio diversification benefits. Certain commodity-linked derivative securities will not produce qualifying income for purposes of the Qualifying Income Test (as defined below in the section entitled "Taxes") which must be met in order for the Fund to maintain its status as a RIC under the Code. The Fund intends to monitor such investments to ensure that any non-qualifying income does not exceed permissible limits, but the Fund may not be able to accurately predict the non-qualifying income from these investments (see more information in the "Taxes" section of this SAI).


          CONSTRUCTION LOANS. In general, construction loans are mortgages on multifamily homes that are insured by the Federal Housing Administration ("FHA") under various federal programs of the National Housing Act of 1934 and its amendments. Several FHA programs have evolved to ensure the construction financing and permanent mortgage financing on multifamily residences, nursing homes, elderly residential facilities and health care units. Project loans typically trade in two forms: either as FHA-insured or Government National Mortgage Association ("GNMA") insured pass-through securities. In this case, a qualified issuer issues the pass-through securities while holding the underlying mortgage loans as collateral. Regardless of form, all projects are government-guaranteed by the U.S. Department of Housing and Urban Development ("HUD") through the FHA insurance fund. The credit backing of all FHA and GNMA projects derives from the FHA insurance fund, so projects issued in either form enjoy the full faith and credit backing of the U.S. Government.

          Most project pools consist of one large mortgage loan rather than numerous smaller mortgages, as is typically the case with agency single-family mortgage securities. As such, prepayments on projects are driven by the incentives most mortgagors have to refinance and are very project-specific in nature. However, to qualify for certain government programs, many project securities contain specific prepayment restrictions and penalties.

          Under multifamily insurance programs, the government insures the construction financing of projects as well as the permanent mortgage financing on the completed structures. This is unlike the single-family mortgage market, in which the government only insures mortgages on completed homes. Investors purchase new projects by committing to fund construction costs on a monthly basis until the project is built. Upon project completion, an investor's construction loan commitments are converted into a proportionate share of the final permanent project mortgage loan. The construction financing portion of a project trades in the secondary market as an insured Construction Loan Certificate ("CLC"). When the project is completed, the investor exchanges all the monthly CLCs for an insured Permanent Loan Certificate ("PLC"). The PLC is an insured pass-through security backed by the final mortgage on the completed property. As such, PLCs typically have a thirty-five to forty year maturity, depending on the type of final project. There are vastly more PLCs than CLCs in the market, owing to the long economic lives of the project structures. While neither CLCs nor PLCs are as liquid as agency single-family mortgage securities, both are traded on the secondary market and would generally not be considered illiquid. The benefit to owning these securities is a relatively high yield combined with significant prepayment protection, which generally makes these types of securities more attractive when prepayments are expected to be high in the mortgage market. CLCs typically offer a higher yield due to the fact that they are somewhat more administratively burdensome to account for.

          DEMAND INSTRUMENTS. Certain instruments may entail a demand feature that permits the holder to demand payment of the principal amount of the instrument. Demand instruments may include variable amount master demand notes. Demand instruments with demand notice periods exceeding seven days are considered to be illiquid securities. Additional information about illiquid securities is provided under "Illiquid Securities" below.

          DISTRESSED SECURITIES. Distressed securities are securities of issuers that are in transition, out of favor, financially leveraged or troubled or potentially troubled and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. Distressed securities are considered risky investments, although they may also offer the potential for correspondingly high returns. Such issuers' securities may be considered speculative, and the ability of such issuers to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within such issuers.

          EQUITY-LINKED WARRANTS. Equity-linked warrants provide a way for investors to access markets where entry is difficult and time consuming due to regulation. Typically, a broker issues warrants to an investor and purchases shares in the local market. The broker then issues a call warrant hedged on the underlying holding. If the investor exercises his call and closes his position, the shares are sold and the warrant is redeemed with the proceeds.

          Each warrant represents one share of the underlying stock. Therefore, the price, performance and liquidity of the warrant are all directly linked to the underlying stock. The warrant can be redeemed for 100% of the value of the underlying stock (less transaction costs). American style warrants can be exercised at any time. The warrants are U.S. dollar-denominated and priced daily on several international stock exchanges. There are risks associated with equity-linked warrants. The investor will bear the full counterparty risk to the issuing broker; however, the Adviser may select to mitigate this risk by only purchasing from issuers with high credit ratings. Equity-linked warrants also have a longer settlement period because they go through the same registration process as the underlying shares (about three weeks), and during this time the shares cannot be sold. There is currently no active trading market for equity-linked warrants. Certain issuers of such warrants may be deemed to be "investment companies" as defined in the 1940 Act. As a result, the Fund's investment in such warrants may be limited by certain investment restrictions contained in the 1940 Act.

          EQUITY SECURITIES. Equity securities represent ownership interests in a company and include common stocks, preferred stocks, warrants to acquire common stock and securities convertible into common stock. Investments in equity securities in general are subject to market risks, which may cause their prices to fluctuate over time. Further, fluctuations in the value of equity securities in which the Fund invests will cause the NAV of the Fund to fluctuate. The Fund purchases and sells equity securities in various ways, including through recognized foreign exchanges, registered exchanges in the U.S. or the over-the-counter market. Equity securities are described in more detail below:

          COMMON STOCK. Common stock represents an equity or ownership interest in an issuer. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds and preferred stock take precedence over the claims of those who own common stock.

          PREFERRED STOCK. Preferred stock represents an equity or ownership interest in an issuer that pays dividends at a specified rate and that has precedence over common stock in the payment of dividends. In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds take precedence over the claims of those who own preferred and common stock. The Fund may purchase preferred stock of all ratings as well as unrated stock.

          WARRANTS. Warrants are instruments that entitle the holder to buy an equity security at a specific price for a specific period of time. Changes in the value of a warrant do not necessarily correspond to changes in the value of its underlying security. The price of a warrant may be more volatile than the price of its underlying security, and a warrant may offer greater potential for capital appreciation as well as capital loss. Warrants do not entitle a holder to dividends or voting rights with respect to the underlying security and do not represent any rights in the assets of the issuing company. A warrant ceases to have value if it is not exercised prior to its expiration date. These factors can make warrants more speculative than other types of investments.

          CONVERTIBLE SECURITIES. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted or exchanged by the holder or by the issuer into shares of the underlying common stock (or cash or securities of equivalent value) at a stated exchange ratio. A convertible security may also be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue. If a convertible security held by the Fund is called for redemption or conversion, the Fund could be required to tender it for redemption, convert it into the underlying common stock or sell it to a third party.

          Convertible securities generally have less potential for gain or loss than common stocks. Convertible securities generally provide yields that are higher than the underlying common stocks, but generally lower than comparable non-convertible securities. Because of this higher yield, convertible securities generally sell at a price above their "conversion value," which is the current market value of the stock to be received upon conversion. The difference between this conversion value and the price of convertible securities will vary over time depending on changes in the value of the underlying common stocks and interest rates. When the underlying common stocks decline in value, convertible securities will tend not to decline to the same extent because of the interest or dividend payments and the repayment of principal at maturity for certain types of convertible securities. However, securities that are convertible other than at the option of the holder generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. When the underlying common stocks rise in value, the value of convertible securities may also be expected to increase. At the same time, however, the difference between the market value of convertible securities and their conversion value will narrow, which means that the value of convertible securities will generally not increase to the same extent as the value of the underlying common stocks. Because convertible securities may also be interest rate sensitive, their value may increase as interest rates fall and decrease as interest rates rise. Convertible securities are also subject to credit risk and are often lower-quality securities. The Fund may purchase convertible securities of all ratings, as well as unrated securities.

          INITIAL PUBLIC OFFERINGS ("IPOS"). The Fund may invest a portion of its assets in securities of companies offering shares in IPOs. IPOs may have a magnified performance impact on a fund with a small asset base. The Fund may hold IPO shares for a very short period of time, which may increase the turnover of the Fund's portfolio and may lead to increased expenses for the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable gains it will subsequently distribute to shareholders. In addition, the market for IPO shares can be speculative and/or inactive for extended periods of time. The limited number of shares available for trading in some IPOs may make it more difficult for the Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing prices. Holders of IPO shares can be affected by substantial dilution in the value of their shares, by sales of additional shares and by concentration of control in existing management and principal shareholders.

          The Fund's investment in IPO shares may include the securities of unseasoned companies (companies with less than three years of continuous operations), which presents risks considerably greater than common stocks of more established companies. These companies may have limited operating histories and their prospects for profitability may be uncertain. These companies may be involved in new and evolving businesses and may be vulnerable to competition and changes in technology, markets and economic conditions. They may be more dependent on key managers and third parties and may have limited product lines.

          SMALL AND MEDIUM CAPITALIZATION ISSUERS. Investing in equity securities of small and medium capitalization companies often involves greater risk than is customarily associated with investments in larger capitalization companies. This increased risk may be due to the greater business risks of smaller size, limited markets and financial resources, narrow product lines and the frequent lack of depth of management. The securities of smaller companies typically have lower trading volumes and consequently are often less liquid. Such securities may also have less market stability and may be subject to more severe, abrupt or erratic market movements than securities of larger, more established companies or the market averages in general.

          EUROBONDS. A Eurobond is a fixed income security denominated in U.S. dollars or another currency and sold to investors outside of the country whose currency is used. Eurobonds may be issued by government or corporate issuers and are typically underwritten by banks and brokerage firms from numerous countries. While Eurobonds typically pay principal and interest in Eurodollars or U.S. dollars held in banks outside of the United States, they may pay principal and interest in other currencies.

          EXCHANGE-TRADED PRODUCTS ("ETPS"). The Fund may directly purchase shares of or interests in exchange-traded products ("ETPs") (including ETFs, exchange-traded notes ("ETNs") and exchange-traded commodity pools).

          The risks of owning interests of ETPs generally reflect the risks of owning the underlying securities or other instruments that the ETP is designed to track. The shares of certain ETPs may trade at a premium or discount to their intrinsic value (I.E., the market value may differ from the NAV of an ETP's shares). For example, supply and demand for shares of an ETF or market disruptions may cause the market price of the ETF to deviate from the value of the ETF's investments, which may be emphasized in less liquid markets. The value of an ETN may also differ from the valuation of its reference market or instrument due to changes in the issuer's credit rating. By investing in an ETP, the Fund indirectly bears the proportionate share of any fees and expenses of the ETP in addition to the fees and expenses that the Fund and its shareholders directly bear in connection with the Fund's operations. Because certain ETPs may have a significant portion of their assets exposed directly or indirectly to commodities or commodity-linked securities, developments affecting commodities may have a disproportionate impact on such ETPs and may subject the ETPs to greater volatility than investments in traditional securities.

          ETFS. ETFs are investment companies that are registered under the 1940 Act as open-end funds or unit investment trusts. ETFs are actively traded on national securities exchanges and are generally based on specific domestic and foreign market indices. An "index-based ETF" seeks to track the performance of an index by holding in its portfolio either the contents of the index or a representative sample of the securities in the index. Because ETFs are based on an underlying basket of stocks or an index, they are subject to the same market fluctuations as these types of securities in volatile market swings.

          ETNS. ETNs are generally senior, unsecured, unsubordinated debt securities issued by a sponsor. ETNs are designed to provide investors with a different way to gain exposure to the returns of market benchmarks, particularly those in the natural resource and commodity markets. An ETN's returns are based on the performance of a market index minus fees and expenses. ETNs are not equity investments or investment companies, but they do share some characteristics with those investment vehicles. As with equities, ETNs can be shorted, and as with ETFs and index funds, ETNs are designed to track the total return performance of a benchmark index. Like ETFs, ETNs are traded on an exchange and can be bought and sold on the listed exchange. However, unlike an ETF, an ETN can be held until the ETN's maturity, at which time the issuer will pay a return linked to the performance of the market index to which the ETN is linked minus certain fees. Unlike regular bonds, ETNs do not make periodic interest payments, and principal is not protected. The market value of an ETN is determined by supply and demand, the current performance of the market index to which the ETN is linked and the credit rating of the ETN issuer.

          The market value of ETN shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for ETN shares at any point in time is not always identical to the supply and demand in the market for the securities/commodities/instruments underlying the index that the ETN seeks to track. The value of an ETN may also change due to a change in the issuer's credit rating. As a result, there may be times when an ETN share trades at a premium or discount to its NAV.

          Certain ETNs may not produce qualifying income for purposes of the Qualifying Income Test (as defined below in the section entitled "Taxes"), which must be met in order for the Fund to maintain its status as a RIC under the Code. The Fund intends to monitor such investments to ensure that any non-qualifying income does not exceed permissible limits, but the Fund may not be able to accurately predict the non-qualifying income from these investments (see more information in the "Taxes" section of this SAI).


          EXCHANGE-TRADED COMMODITY POOLS. Exchange-traded commodity pools are similar to ETFs in some ways, but are not structured as registered investment companies. Shares of exchange-traded commodity pools trade on an exchange and are registered under the Securities Act of 1933, as amended (the "1933 Act"). Unlike mutual funds, exchange-traded commodity pools generally will not distribute dividends to shareholders. There is a risk that the changes in the price of an exchange-traded commodity pool's shares on the exchange will not closely track the changes in the price of the underlying commodity or index that the pool is designed to track. This could happen if the price of shares does not correlate closely with the pool's NAV, the changes in the pool's NAV do not correlate closely with the changes in the price of the pool's benchmark, or the changes in the benchmark do not correlate closely with the changes in the cash or spot price of the commodity that the benchmark is designed to track. Exchange-traded commodity pools are often used as a means of investing indirectly in a particular commodity or group of commodities, and there are risks involved in such investments. Commodity prices are inherently volatile, and the market value of a commodity may be influenced by many unpredictable factors which interrelate in complex ways, such that the effect of one factor may offset or enhance the effect of another. Supply and demand for certain commodities tends to be particularly concentrated. Commodity markets are subject to temporary distortions or other disruptions due to various factors, including periodic illiquidity in the markets for certain positions, the participation of speculators, and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These and other risks and hazards that are inherent in a commodity or group of commodities may cause the price of that commodity or group of commodities to fluctuate widely, which will, in turn, affect the price of the exchange-traded commodity pool that invests in that commodity or group of commodities. The regulation of commodity interest transactions in the United States is a rapidly changing area of law and is subject to ongoing modification by governmental and judicial action. Considerable regulatory attention has been focused on non-traditional investment pools that are publicly distributed in the United States. There is a possibility of future regulatory changes within the United States altering, perhaps to a material extent, the nature of an investment in exchange-traded commodity pools or the ability of an exchange-traded commodity pool to continue to implement its investment strategy. In addition, various national governments outside of the United States have expressed concern regarding the disruptive effects of speculative trading in the commodities markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change on exchange-traded commodity pools is impossible to predict, but could be substantial and adverse.


          Certain exchange-traded commodity pools may not produce qualifying income for purposes of the Qualifying Income Test (as defined below in the section entitled "Taxes"), which must be met in order for the Fund to maintain its status as a RIC under the Code. The Fund intends to monitor such investments to ensure that any non-qualifying income does not exceed permissible limits, but the Fund may not be able to accurately predict the non-qualifying income from these investments (see more information in the "Taxes" section of this SAI).


          FIXED INCOME SECURITIES. Fixed income securities consist primarily of debt obligations issued by governments, corporations, municipalities and other borrowers, but may also include structured securities that provide for participation interests in debt obligations. The market value of the fixed income securities in which the Fund invests will change in response to interest rate changes and other factors. During periods of falling interest rates, the value of outstanding fixed income securities generally rises. Conversely, during periods of rising interest rates, the value of such securities generally declines. Moreover, while securities with longer maturities tend to produce higher yields, the prices of longer maturity securities are also subject to greater market fluctuations as a result of changes in interest rates. Changes by recognized agencies in the rating of any fixed income security and in the ability of an issuer to make payments of interest and principal also affect the value of these investments. Changes in the value of these securities will not necessarily affect cash income derived from these securities, but will affect the Fund's NAV.

          Securities held by the Fund that are guaranteed by the U.S. Government, its agencies or instrumentalities guarantee only the payment of principal and interest and do not guarantee the yield or value of the securities or the yield or value of the Fund's shares.

          There is a risk that the current interest rate on floating and variable rate instruments may not accurately reflect existing market interest rates.

          Additional information regarding fixed income securities is described below:

          DURATION. Duration is a measure of the expected change in value of a fixed income security for a given change in interest rates. For example, if interest rates changed by one percent, the value of a security having an effective duration of two years generally would vary by two percent. Duration takes the length of the time intervals between the present time and time that the interest and principal payments are scheduled or, in the case of a callable bond, expected to be received, and weighs them by the present values of the cash to be received at each future point in time.

          INVESTMENT GRADE FIXED INCOME SECURITIES. Fixed income securities are considered investment grade if they are rated in one of the four highest rating categories by a Nationally Recognized Statistical Rating Organization ("NRSRO") or, if not rated, are determined to be of comparable quality by the Adviser. Ratings of each NRSRO represent its opinion of the safety of principal and interest payments, not the market risk, of bonds and other fixed income securities it undertakes to rate at the time of issuance. Ratings are not absolute standards of quality and may not reflect changes in an issuer's creditworthiness. Securities rated Baa3 or higher by Moody's Investors Service, Inc. ("Moody's") or BBB- or higher by Standard & Poor's Rating Group ("S&P") are considered by those rating agencies to be "investment grade" securities, although securities rated Baa3 or BBB- lack outstanding investment characteristics and have speculative characteristics. While issuers of bonds rated BBB by S&P are considered to have adequate capacity to meet their financial commitments, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and principal for debt in this category than debt in higher-rated categories. In the event a security owned by the Fund is downgraded below investment grade, the Adviser will review the situation and take appropriate action with regard to the security.

          LOWER-RATED SECURITIES. Lower-rated bonds or non-investment grade bonds are commonly referred to as "junk bonds" or high yield/high-risk securities. Lower-rated securities are defined as securities rated below the fourth highest rating category by an NRSRO. Such obligations are speculative and may be in default.

          Fixed income securities are subject to the risk of an issuer's ability to meet principal and interest payments on the obligation (known as "credit risk") and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (known as "market risk"). Lower-rated or unrated (I.E., high yield) securities are more likely to react to developments affecting market and credit risk than are more highly rated securities, which primarily react to movements in the general level of interest rates. Yields and market values of high yield securities will fluctuate over time, reflecting not only changing interest rates but also the market's perception of credit quality and the outlook for economic growth. When economic conditions appear to be deteriorating, medium- to lower-rated securities may decline in value due to heightened concern over credit quality, regardless of prevailing interest rates. Investors should carefully consider the relative risks of investing in high yield securities and understand that such securities are not generally meant for short-term investing.


          Adverse economic developments can disrupt the market for high yield securities and severely affect the ability of issuers, especially highly leveraged issuers, to service their debt obligations or to repay their obligations upon maturity, which may lead to a higher incidence of default on such securities. In addition, the secondary market for high yield securities may not be as liquid as the secondary market for more highly rated securities. As a result, it may be more difficult for the Fund to sell these securities, or the Fund may only be able to sell the securities at prices lower than if such securities were highly liquid. Furthermore, the Fund may experience difficulty in valuing certain high yield securities at certain times. Under these circumstances, prices realized upon the sale of such lower-rated or unrated securities may be less than the prices used in calculating the Fund's NAV. Prices for high yield securities may also be affected by legislative and regulatory developments.


          SENSITIVITY TO INTEREST RATE AND ECONOMIC CHANGES. Lower-rated bonds are very sensitive to adverse economic changes and corporate developments. During an economic downturn, highly leveraged issuers may experience financial stress that would adversely affect their ability to service their principal and interest payment obligations, to meet projected business goals and to obtain additional financing. If the issuer of a bond defaulted on its obligations to pay interest or principal or entered into bankruptcy proceedings, the Fund may incur losses or expenses in seeking recovery of amounts owed to it. In addition, periods of economic uncertainty and change can be expected to result in increased volatility of market prices of high-yield, high-risk bonds (junk bonds) and the Fund's NAV.


          PAYMENT EXPECTATIONS. High-yield, high-risk bonds (junk bonds) may contain redemption or call provisions. If an issuer exercised these provisions in a declining interest rate market, the Fund would have to replace the security with a lower-yielding security, resulting in a decreased return for investors. Conversely, a high-yield, high-risk bond's (junk bond's) value may decrease in a rising interest rate market, as will the value of the Fund's assets. If the Fund experiences significant unexpected net redemptions, it may be forced to sell high-yield, high-risk bonds (junk bonds) without regard to their investment merits, thereby decreasing the asset base upon which expenses can be spread and possibly reducing the Fund's rate of return. Alternatively, the Fund may be forced to sell its higher-rated securities, resulting in a decline in the overall credit quality of the Fund's investment portfolio and increasing the Fund's exposure to the risks of high yield securities.


          LIQUIDITY AND VALUATION. There may be little trading in the secondary market for particular bonds, which may adversely affect the Fund's ability to value accurately or dispose of such bonds. Adverse publicity and investor perception, whether or not based on fundamental analysis, may decrease the value and liquidity of high-yield, high-risk bonds (junk bonds), especially in a thin market.

          TAXES. The Fund may purchase debt securities (such as zero coupon or pay-in-kind securities) that contain original issue discount. Original issue discount that accretes in a taxable year is treated as earned by the Fund and is therefore subject to the distribution requirements applicable to RICs under the Code. Because the original issue discount earned by the Fund in a taxable year may not be represented by cash income, the Fund may have to dispose of other securities and use the proceeds to make distributions to shareholders.


          FOREIGN SECURITIES. Foreign securities are securities issued by non-U.S. issuers. Investments in foreign securities may subject the Fund to investment risks that differ in some respects from those related to investments in securities of U.S. issuers. Such risks include future adverse political and economic developments, possible imposition of withholding taxes on income, possible seizure, nationalization or expropriation of foreign deposits, possible establishment of exchange controls or taxation at the source or greater fluctuations in value due to changes in exchange rates. Foreign issuers of securities often engage in business practices that differ from those of domestic issuers of similar securities, and there may be less information publicly available about foreign issuers. In addition, foreign issuers are, generally speaking, subject to less government supervision and regulation and different accounting treatment than are those in the United States. Foreign branches of U.S. banks and foreign banks may be subject to less stringent reserve requirements than those applicable to domestic branches of U.S. banks.

          The value of the Fund's investments denominated in foreign currencies will depend on the relative strengths of those currencies and the U.S. dollar, and the Fund may be affected favorably or unfavorably by changes in the exchange rates or exchange or currency control regulations between foreign currencies and the U.S. dollar. Changes in foreign currency exchange rates may also affect the value of dividends and interest earned, gains and losses realized on the sale of securities and net investment income and gains, if any, to be distributed to shareholders by the Fund. Such investments may also entail higher custodial fees and sales commissions than domestic investments.

          The Fund's investments in emerging markets can be considered speculative and may therefore offer higher potential for gains and losses than investments in developed markets. With respect to an emerging market country, there may be a greater potential for nationalization, expropriation or confiscatory taxation, political changes, government regulation, social instability or diplomatic developments (including war), which could adversely affect the economies of such countries or investments in such countries. The economies of developing countries are generally heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange or currency controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

          In addition to the risks of investing in emerging market debt securities, the Fund's investments in government or government-related securities of emerging market countries and restructured debt instruments in emerging markets are subject to special risks, including the inability or unwillingness to repay principal and interest, requests to reschedule or restructure outstanding debt and requests to extend additional loan amounts. The Fund may have limited recourse in the event of default on such debt instruments.

          FORWARD FOREIGN CURRENCY CONTRACTS. A forward foreign currency contract involves a negotiated obligation to purchase or sell a specific currency at a future date (with or without delivery required), which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market conducted directly between currency traders (usually large, commercial banks) and their customers. A forward foreign currency contract generally has no deposit requirement, and no commissions are charged at any stage for trades.

          Forward contracts generally may not be liquidated prior to the stated maturity date, although the parties to a contract may agree to enter into a second offsetting transaction with the same maturity, thereby fixing each party's profit or loss on the two transactions. Nevertheless, each position must still be maintained to maturity unless the parties separately agree on an earlier settlement date. As a result, a party to a forward contract must be prepared to perform its obligations under each such contract in full. Parties to a forward contract may also separately agree to extend the contract by "rolling" it over prior to the originally scheduled settlement date. The Fund may use forward contracts for cash equitization purposes, which allows the Fund to invest consistent with its benchmark while managing daily cash flows, including significant client inflows and outflows.

          The Fund may use currency instruments as part of a hedging strategy, as described below:

          TRANSACTION HEDGING. Transaction hedging is when the Fund enters into a currency transaction with respect to specific assets or liabilities of the Fund, which generally arises in connection with the purchase or sale of its portfolio securities or the receipt of income therefrom. The Fund may enter into transaction hedging out of a desire to preserve the U.S. dollar price of a security when it enters into a contract for the purchase or sale of a security denominated in a foreign currency. The Fund may be able to protect itself against possible losses resulting from changes in the relationship between the U.S. dollar and foreign currencies during the period between the date the security is purchased or sold and the date on which payment is made or received by entering into a forward contract for the purchase or sale, for a fixed amount of U.S. dollars, of the amount of the foreign currency involved in the underlying security transaction.

          POSITION HEDGING. The Fund may sell a non-U.S. currency and purchase U.S. currency to reduce exposure to the non-U.S. currency (called "position hedging"). The Fund may use position hedging when the Adviser believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar. The Fund may enter into a forward foreign currency contract to sell, for a fixed amount of U.S. dollars, the amount of foreign currency approximating the value of some or all of its portfolio securities denominated in such foreign currency. The precise matching of the forward foreign currency contract amount and the value of the portfolio securities involved may not have a perfect correlation since the future value of the securities hedged will change as a consequence of the market between the date the forward contract is entered into and the date it matures. The projection of short-term currency market movement is difficult, and the successful execution of this short-term hedging strategy is uncertain.

          CROSS HEDGES. The Fund may also cross-hedge currencies by entering into transactions to purchase or sell one or more currencies that are expected to decline in value relative to other currencies to which the Fund has, or in which the Fund expects to have, portfolio exposure.

          PROXY HEDGES. The Fund may engage in proxy hedging. Proxy hedging is often used when the currency to which the Fund's portfolio is exposed is difficult to hedge or to hedge against the U.S. dollar. Proxy hedging entails entering into a forward contract to sell a currency whose changes in value are generally considered to be linked to a currency or currencies in which some or all of the Fund's portfolio securities are or are expected to be denominated and to buy U.S. dollars. The amount of the contract would not exceed the value of the Fund's securities denominated in linked currencies.


          In addition to the hedging transactions described above, the Fund may also engage in currency transactions in an attempt to take advantage of certain inefficiencies in the currency exchange market, to increase its exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one currency to another.


          Unless consistent with and permitted by its stated investment policies, the Fund will not enter into a transaction to hedge currency exposure to an extent greater, after netting all transactions intended wholly or partially to offset other transactions, than the aggregate market value (at the time of entering into the transaction) of the securities held in its portfolio that are denominated or generally quoted in or currently convertible into such currency other than with respect to proxy hedging, described above. If consistent with and permitted by its stated investment policies, the Fund may take long and short positions in foreign currencies in excess of the value of the Fund's assets denominated in a particular currency or when the Fund does not own assets denominated in that currency.

          The Fund may engage in non-deliverable forward transactions. A non-deliverable forward transaction is a transaction that represents an agreement between the Fund and a counterparty (usually a commercial bank) to buy or sell a specified (notional) amount of a particular currency at an agreed-upon foreign exchange rate on an agreed-upon future date. The non-deliverable forward transaction position is closed using a fixing rate, as defined by the central bank in the country of the currency being traded, that is generally publicly stated within one or two days prior to the settlement date. Unlike other currency transactions, there is no physical delivery of the currency on the settlement of a non-deliverable forward transaction. Rather, the Fund and the counterparty agree to net the settlement by making a payment in U.S. dollars or another fully convertible currency that represents any differential between the foreign exchange rate agreed upon at the inception of the non-deliverable forward agreement and the actual exchange rate on the agreed-upon future date. Thus, the actual gain or loss of a given non-deliverable forward transaction is calculated by multiplying the transaction's notional amount by the difference between the agreed-upon forward exchange rate and the actual exchange rate when the transaction is completed.

          The Fund may invest in options on foreign currencies and futures contracts. Trading options on currency futures is relatively new, and the ability to establish and close out positions on such options is subject to the maintenance of a liquid market, which may not always be available. An option on a currency provides the purchaser, or "holder," with the right, but not the obligation, to purchase, in the case of a "call" option, or sell, in the case of a "put" option, a stated quantity of the underlying currency at a fixed exchange rate up to a stated expiration date (or, in the case of certain options, on such date). The holder generally pays a nonrefundable fee for the option, referred to as the "premium," but cannot lose more than this amount, plus related transaction costs. Thus, where the Fund is a holder of options contracts, such losses will be limited in absolute amount. In contrast to a forward contract, an option imposes a binding obligation only on the seller, or "writer." If the holder exercises the option, the writer is obligated to complete the transaction in the underlying currency. An option generally becomes worthless to the holder when it expires. In addition, in the context of an exchange-traded option, the writer is often required to deposit initial margin and may be required to increase the margin on deposit if the market moves against the writer's position. Options on currencies may be purchased in the over-the-counter market between commercial entities dealing directly with each other as principals. In purchasing an over-the-counter currency option, the holder is subject to the risk of default by the writer and, for this reason, purchasers of options on currencies may require writers to post collateral or other forms of performance assurance.

          Buyers and sellers of currency futures contracts are subject to the same risks that apply to the use of futures contracts generally, which are described elsewhere in this SAI.

          RISKS. Currency hedging involves some of the same risks and considerations as other transactions with similar instruments. Currency transactions can result in losses to the Fund if the currency being hedged fluctuates in value to a degree in a direction that is not anticipated. Furthermore, there is risk that the perceived linkage between various currencies may not be present or may not be present during the particular time that the Fund is engaging in proxy hedging. Suitable hedging transactions may not be available in all circumstances. Hedging transactions may also eliminate any chance for the Fund to benefit from favorable fluctuations in relevant foreign currencies. If the Fund enters into a currency hedging transaction, the Fund will "cover" its position as required by the 1940 Act.

          The Fund may take active positions in currencies, which involve different techniques and risk analyses than the Fund's purchase of securities. Active investment in currencies may subject the Fund to additional risks, and the value of the Fund's investments may fluctuate in response to broader macroeconomic risks than if the Fund invested only in fixed income securities.

          Currency transactions are subject to risks different from those of other portfolio transactions. Currency exchange rates may fluctuate based on factors extrinsic to that country's economy. Although forward foreign currency contracts and currency futures tend to minimize the risk of loss due to a decline in the value of the hedged currency, at the same time they tend to limit any potential gain that might result should the value of such currency increase. Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchase and sales of currency and related instruments can be negatively affected by government exchange controls, blockages and manipulations or exchange restrictions imposed by governments. These can result in losses to the Fund if it is unable to deliver or receive currency or funds in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs. Buyers and sellers of currency futures are subject to the same risks that apply to the use of futures generally. Further, settlement of a currency futures contract for the purchase of most currencies must occur at a bank based in the issuing nation. Trading options on currency futures is relatively new, and the ability to establish and close out positions on such options is subject to the maintenance of a liquid market, which may not always be available.

          The Fund may take long and short positions in foreign currencies in excess of the value of the Fund's assets denominated in a particular currency or when the Fund does not own assets denominated in that currency. If the Fund enters into currency transactions when it does not own assets denominated in that currency, the Fund's volatility may increase and losses on such transactions will not be offset by increases in the value of the Fund's assets.


          Risks associated with entering into forward foreign currency contracts include the possibility that the market for forward foreign currency contracts may be limited with respect to certain currencies and, upon a contract's maturity, the inability of the Fund to negotiate with the dealer to enter into an offsetting transaction. As mentioned above, forward foreign currency contracts may be closed out only by the parties entering into an offsetting contract. This creates settlement risk in forward foreign currency contracts, which is the risk of loss when one party to the forward foreign currency contract delivers the currency it sold but does not receive the corresponding amount of the currency it bought. Settlement risk arises in deliverable forward foreign currency contracts where the parties have not arranged to use a mechanism for payment-versus-payment settlement, such as an escrow arrangement. In addition, the correlation between movements in the prices of those contracts and movements in the price of the currency hedged or used for cover will not be perfect. There is no assurance an active forward foreign currency contract market will always exist. These factors will restrict the Fund's ability to hedge against the risk of devaluation of currencies in which the Fund holds a substantial quantity of securities and are unrelated to the qualitative rating that may be assigned to any particular security. In addition, if a currency devaluation is generally anticipated, the Fund may not be able to contract to sell currency at a price above the devaluation level it anticipates. The successful use of forward foreign currency contracts as a hedging technique draws upon special skills and experience with respect to these instruments and usually depends on the ability of an adviser to forecast interest rate and currency exchange rate movements correctly. Should interest or exchange rates move in an unexpected manner, the Fund may not achieve the anticipated benefits of forward foreign currency contracts or may realize losses and thus be in a worse position than if those strategies had not been used. Many forward foreign currency contracts are subject to no daily price fluctuation limits so adverse market movements could continue with respect to those contracts to an unlimited extent over a period of time.


          FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS. Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a specific security at a specified future time and at a specified price. An option on a futures contract gives the purchaser the right, in exchange for a premium, to assume a position in a futures contract at a specified exercise price during the term of the option. An index futures contract is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the bond index value at the close of trading of the contract and the price at which the futures contract is originally struck. No physical delivery of the securities comprising the index is made, and generally contracts are closed out prior to the expiration date of the contract.

          The Fund may also invest in Treasury futures, interest rate futures, interest rate swaps, and interest rate swap futures. A Treasury futures contract involves an obligation to purchase or sell Treasury securities at a future date at a price set at the time of the contract. The sale of a Treasury futures contract creates an obligation by the Fund to deliver the amount of certain types of Treasury securities called for in the contract at a specified future time for a specified price. A purchase of a Treasury futures contract creates an obligation by the Fund to take delivery of an amount of securities at a specified future time at a specific price. Interest rate futures can be sold as an offset against the effect of expected interest rate increases and purchased as an offset against the effect of expected interest rate declines. Interest rate swaps are an agreement between two parties where one stream of future interest rate payments is exchanged for another based on a specified principal amount. Interest rate swaps often exchange a fixed payment for a floating payment that is linked to a particular interest rate. Interest rate swap futures are instruments that provide a way to gain swap exposure and the structure features of a futures contract in a single instrument. Swap futures are futures contracts on interest rate swaps that enable purchasers to cash settle at a future date at the price determined by the benchmark rate at the end of a fixed period.

          The Fund will reduce the risk that it will be unable to close out a futures contract by only entering into futures contracts that are traded on national futures exchanges regulated by the U.S. Commodity Futures Trading Commission ("CFTC"). The Fund may use futures contracts and related options for hedging, risk management or other purposes, as permitted by its stated investment policies. Instances in which the Fund may use futures contracts and related options for risk management purposes include: (i) attempting to offset changes in the value of securities held or expected to be acquired or be disposed of; (ii) attempting to minimize fluctuations in foreign currencies;
(iii) attempting to gain exposure to a particular market, index or instrument; or (iv) other risk management purposes. The Fund may use futures contracts for cash equitization purposes, which allows the Fund to invest consistent with its benchmark while managing daily cash flows, including significant client inflows and outflows.


          When the Fund purchases or sells a futures contract, or sells an option thereon, the Fund is required to "cover" its position as required by the 1940 Act. The Fund may "cover" its long position in a futures contract by purchasing a put option on the same futures contract with a strike price (I.E., an exercise price) as high as or higher than the price of the futures contract. In the alternative, if the strike price of the put is less than the price of the futures contract, the Fund will earmark on the books of the Fund or place in a segregated account cash or liquid securities equal in value to the difference between the strike price of the put and the price of the futures contract. The Fund may also "cover" its long position in a futures contract by taking a short position in the instruments underlying the futures contract or by taking positions in instruments with prices that are expected to move relatively consistently with the futures contract. The Fund may "cover" its short position in a futures contract by taking a long position in the instruments underlying the futures contract or by taking positions in instruments with prices that are expected to move relatively consistently with the futures contract. The Fund may enter into agreements with broker-dealers which require the broker-dealers to accept physical settlement for certain futures contracts. If this occurs, the Fund would treat the futures contract as being cash-settled for purposes of determining the Fund's coverage requirements.


          The Fund may "cover" its sale of a call option on a futures contract by taking a long position in the underlying futures contract at a price less than or equal to the strike price of the call option. In the alternative, if the long position in the underlying futures contract is established at a price greater than the strike price of the written (sold) call, the Fund will earmark on the books of the Fund or place in a segregated account cash or liquid securities equal in value to the difference between the strike price of the call and the price of the futures contract. The Fund may also "cover" its sale of a call option by taking positions in instruments with prices that are expected to move relatively consistently with the call option. The Fund may "cover" its sale of a put option on a futures contract by taking a short position in the underlying futures contract at a price greater than or equal to the strike price of the put option, or, if the short position in the underlying futures contract is established at a price less than the strike price of the written put, the Fund will earmark on the books of the Fund or place in a segregated account cash or liquid securities equal in value to the difference between the strike price of the put and the price of the futures contract. The Fund may also "cover" its sale of a put option by taking positions in instruments with prices that are expected to move relatively consistently with the put option.


          There are significant risks associated with the Fund's use of futures contracts and options on futures contracts, including those discussed in the Prospectus, as well as the following: (i) the success of a hedging strategy may depend on the Adviser's ability to predict movements in the prices of individual securities, fluctuations in markets and movements in interest rates; (ii) there may be an imperfect or no correlation between the changes in market value of the securities held by the Fund and the prices of futures and options on futures;
(iii) there may not be a liquid secondary market for a futures contract or option; (iv) trading restrictions or limitations may be imposed by an exchange; and (v) government regulations may restrict trading in futures contracts and options on futures contracts. In addition, some strategies reduce the Fund's exposure to price fluctuations, while others tend to increase its market exposure.

          GOVERNMENT NATIONAL MORTGAGE ASSOCIATION SECURITIES. The Fund may invest in securities issued by GNMA, a wholly owned U.S. Government corporation that guarantees the timely payment of principal and interest. However, any premiums paid to purchase these instruments are not subject to GNMA guarantees.


          GNMA securities represent ownership in a pool of federally insured mortgage loans. GNMA certificates consist of underlying mortgages with a maximum maturity of 30 years. However, due to scheduled and unscheduled principal payments, GNMA certificates have a shorter average maturity and therefore less principal volatility than a comparable 30-year mortgage-backed bond. Since prepayment rates vary widely, it is not possible to accurately predict the average maturity of a particular GNMA pool. The scheduled monthly interest and principal payments relating to mortgages in the pool will be "passed through" to investors. GNMA securities differ from conventional bonds in that principal is paid back to the certificate holders over the life of the loan rather than at maturity. As a result, the Fund will receive monthly scheduled payments of principal and interest. In addition, the Fund may receive unscheduled principal payments representing prepayments on the underlying mortgages. Any prepayments will be reinvested at the then-prevailing interest rate.

          Although GNMA certificates may offer yields higher than those available from other types of U.S. Government securities, GNMA certificates may be less effective than other types of securities as a means of "locking in" attractive long-term rates because of the prepayment feature. The market value and interest yield of these instruments can vary due to market interest rate fluctuations and early prepayments of underlying mortgages. Due to this prepayment feature, GNMA certificates tend not to increase in value as much as most other debt securities when interest rates decline.

          HIGH YIELD FOREIGN SOVEREIGN DEBT SECURITIES. Investing in fixed and floating rate high yield foreign sovereign debt securities will expose the Fund to the direct or indirect consequences of political, social or economic changes in the countries that issue the securities. The ability of a foreign sovereign obligor to make timely payments on its external debt obligations will also be strongly influenced by the obligor's balance of payments, including export performance, its access to international credits and investments, fluctuations in interest rates and the extent of its foreign reserves. Countries such as those in which the Fund may invest have historically experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate or trade difficulties and extreme poverty and unemployment. Many of these countries are also characterized by political uncertainty or instability. Additional factors that may influence the ability or willingness to service debt include, but are not limited to, a country's cash flow situation, the availability of sufficient foreign exchange on the date a payment is due, the relative size of its debt service burden to the economy as a whole and its government's policy towards the International Monetary Fund, the World Bank and other international agencies. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. To the extent that a country receives payment for its exports in currencies other than dollars, its ability to make debt payments denominated in dollars could be adversely affected. If a foreign sovereign obligor cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multilateral organizations and inflows of foreign investment. The commitment on the part of these foreign governments, multilateral organizations and others to make such disbursements may be conditioned on the government's implementation of economic reforms and/or economic performance and the timely service of its obligations. Failure to implement such reforms, achieve such levels of economic performance or repay principal or interest when due may result in the cancellation of such third parties' commitments to lend funds, which may further impair the obligor's ability or willingness to timely service its debts.

          ILLIQUID SECURITIES. Because of their illiquid nature, illiquid securities may be priced at fair value as determined in good faith pursuant to procedures approved by the Board. Despite such good faith efforts to determine fair value prices, the Fund's illiquid securities are subject to the risk that the security's fair value price may differ from the actual price that the Fund may ultimately realize upon its sale or disposition. Difficulty in selling illiquid securities may result in a loss or may be costly to the Fund. Under the supervision of the Board, the Adviser determines the liquidity of the Fund's investments. In determining liquidity, the Adviser may consider various factors, including: (i) the frequency and volume of trades and quotations; (ii) the number of dealers and prospective purchasers in the marketplace; (iii) dealer undertakings to make a market; and (iv) the nature of the security and the market in which it trades (including any demand, put or tender features, the mechanics and other requirements for transfer, any letters of credit or other credit enhancement features, any ratings, the number of holders, the method of soliciting offers, the time required to dispose of the security and the ability to assign or offset the rights and obligations of the security).

          INSURANCE FUNDING AGREEMENTS ("IFAS"). An IFA is normally a general obligation of the issuing insurance company and not a separate account. The purchase price paid for an IFA becomes part of the general assets of the insurance company, and the obligation is repaid from the company's general assets. Generally, IFAs are not assignable or transferable without the permission of the issuing insurance company, and an active secondary market in IFAs may not exist. Therefore, IFAs will be subject to the Fund's limitation on investment in illiquid securities when the Fund may not demand payment of the principal amount within seven days and a reliable trading market is absent. Additional information about illiquid securities is provided under "Illiquid Securities" above.

          INVESTMENT COMPANIES. Securities of other investment companies, including shares of closed-end investment companies, unit investment trusts and open-end investment companies represent interests in professionally managed portfolios that may invest in various types of instruments. Investing in other investment companies involves substantially the same risks as investing directly in the underlying instruments, but may involve additional expenses at the investment company-level, such as portfolio management fees and operating expenses. Certain types of investment companies, such as closed-end investment companies, issue a fixed number of shares that trade on a stock exchange or over-the-counter at a premium or a discount to their NAV. Others are continuously offered at NAV, but may also be traded in the secondary market at a premium or discount to their NAV.

          Generally, the federal securities laws limit the extent to which investment companies can invest in securities of other investment companies, subject to certain statutory, regulatory and other exceptions. For example, an investment company is generally prohibited under Section 12(d)(1)(A) of the 1940 Act from acquiring the securities of another investment company if, as a result of such acquisition: (i) the acquiring investment company would own more than 3% of the total voting stock of the other company; (ii) securities issued by any one investment company represent more than 5% of the acquiring investment company's total assets; or (iii) securities (other than treasury stock) issued by all investment companies represent more than 10% of the total assets of the Fund, subject to certain statutory, regulatory or other exceptions. Pursuant to Rule 12d1-1 under the 1940 Act, the Fund may invest in one or more affiliated or unaffiliated investment companies that comply with Rule 2a-7 under the 1940 Act (to the extent required by Rule 12d1-1), in excess of the limits of Section 12(d)(1)(A) of the 1940 Act. The Fund may invest in such Rule 2a-7 compliant investment companies for cash management purposes, including as discussed in the "Securities Lending" section below, and to serve as collateral for derivatives positions. When the Fund invests in an affiliated or unaffiliated investment company, it will bear a pro rata portion of the investment company's expenses in addition to directly bearing the expenses associated with its own operations.


          The Fund could invest in an unaffiliated mutual fund without regard to the Section 12(d)(1)(A) limitations if such investment meets the requirements of
Section 12(d)(1)(F) of the 1940 Act. Section 12(d)(1)(F) allows the Fund to invest in another investment company without regard to the Section 12(d)(1)(A) limitations if, immediately after the acquisition of the acquired fund's securities, (i) not more than 3% of the total outstanding stock of the acquired fund is owned by the Fund and its affiliates; and (ii) the sales loads or service fees charged with respect to the Fund's shares, if any, do not exceed the limits set forth in Rule 2830 of the Financial Industry Regulatory Authority, Inc. ("FINRA") Conduct Rules applicable to a fund-of-funds.


          Pursuant to orders issued by the SEC to each of certain iShares, Market Vectors, SSgA, and SPDR ETFs (collectively, the "Underlying Funds") and procedures approved by the Board, the Fund may invest in an Underlying Fund in excess of the 3% limit described above, provided that the Fund otherwise complies with the conditions of the Underlying Fund's SEC order, as it may be amended, and any other applicable investment limitations. Neither the Underlying Funds nor their investment advisers make any representations regarding the advisability of investing in the Fund.


          The Fund may invest in other investment companies, including those managed by the Adviser, to the extent permitted by any rule or regulation of the SEC or any order or interpretation thereunder.

          EXCHANGE-TRADED FUNDS. ETFs are investment companies that are registered under the 1940 Act as open-end funds or unit investment trusts. ETFs are actively traded on national securities exchanges and are generally based on specific domestic and foreign market indices. An index-based ETF seeks to track the performance of an index by holding in its portfolio either the contents of the index or a representative sample of the securities in the index. Because ETFs are based on an underlying basket of stocks or an index, they are subject to the same market fluctuations as these types of securities in volatile market swings.


          Leveraged ETFs contain all of the risks that non-leveraged ETFs present. Additionally, to the extent the Fund invests in ETFs that achieve leveraged exposure to their underlying indexes through the use of derivative instruments, the Fund will indirectly be subject to leveraging risk and other risks associated with derivatives. The more these ETFs invest in derivative instruments that give rise to leverage, the more this leverage will magnify any losses on those investments. Because leverage tends to exaggerate the effect of any increase or decrease in the value of an ETF's portfolio securities or other investments, leverage will cause the value of an ETF's shares to be more volatile than if the ETF did not use leverage. A leveraged ETF will engage in transactions and purchase instruments that give rise to forms of leverage, including, among others, the use of reverse repurchase agreements and other borrowings, the investment of collateral from loans of portfolio securities, the use of when issued, delayed-delivery or forward commitment transactions or short sales. The use of leverage may also cause a leveraged ETF to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations or to meet segregation requirements. Certain types of leveraging transactions, such as short sales that are not "against the box," could theoretically be subject to unlimited losses in cases where a leveraged ETF, for any reason, is unable to close out the transaction. In addition, to the extent a leveraged ETF borrows money, interest costs on such borrowed money may not be recovered by any appreciation of the securities purchased with the borrowed funds and could exceed the ETF's investment income, resulting in greater losses. Such ETFs often "reset" daily, meaning that they are designed to achieve their stated objectives on a daily basis. Due to the effect of compounding, their performance over longer periods of time can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time, which may be enhanced during the periods of increased market volatility. Consequently, leveraged ETFs may not be suitable as long-term investments.


          Leveraged inverse ETFs contain all of the risks that regular ETFs present. Additionally, to the extent the Fund invests in ETFs that seek to provide investment results that match a negative multiple of the performance of an underlying index, the Fund will indirectly be subject to the risk that the performance of such ETF will fall as the performance of that ETF's benchmark rises--a result that is the opposite from traditional mutual funds. Leveraged inverse ETFs contain all of the risks that regular ETFs present, but also pose all of the risks associated with other leveraged ETFs as well as other inverse ETFs. These investment vehicles may be extremely volatile and can potentially expose an investing fund to theoretically unlimited losses.

          LOAN PARTICIPATIONS AND ASSIGNMENTS. Loan participations are interests in loans to corporations or governments that are administered by the lending bank or agent for a syndicate of lending banks and then sold by the lending bank, financial institution or syndicate member ("intermediary bank"). In a loan participation, the borrower will be deemed to be the issuer of the participation interest, except to the extent that the Fund derives its rights from the intermediary bank. Because the intermediary bank does not guarantee a loan participation in any way, a loan participation is subject to the credit risks generally associated with the underlying borrower. In the event of the bankruptcy or insolvency of the borrower, a loan participation may be subject to certain defenses that can be asserted by such borrower as a result of improper conduct by the intermediary bank. In addition, in the event the underlying borrower fails to pay principal and interest when due, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of such borrower. Under the terms of a loan participation, the Fund may be regarded as a creditor of the intermediary bank (rather than of the underlying borrower). Therefore, the Fund may also be subject to the risk that the intermediary bank may become insolvent.

          Loan assignments are investments in assignments of all or a portion of certain loans from third parties. When the Fund purchases assignments from lenders, it will acquire direct rights against the borrower on the loan. Since assignments are arranged through private negotiations between potential assignees and assignors, however, the rights and obligations acquired by the Fund may differ from, and be more limited than, those held by the assigning lender. Loan participations and assignments may be considered liquid, as determined by the Adviser based on criteria approved by the Board.

          MASTER LIMITED PARTNERSHIPS ("MLPS"). Investments in units of MLPs involve risks that differ from an investment in common stock. Holders of the units of MLPs have more limited control and limited rights to vote on matters affecting the partnership. There are also certain tax risks associated with an investment in units of MLPs. In addition, conflicts of interest may exist between common unit holders, subordinated unit holders and the general partner of a MLP, including a conflict arising as a result of incentive distribution payments. The benefit the Fund derives from investment in MLP units is largely dependent on the MLPs being treated as partnerships and not as corporations for U.S. federal income tax purposes. If an MLP were classified as a corporation for federal income tax purposes, there would be a reduction in the after-tax return to the Fund of distributions from the MLP, likely causing a reduction in the value of the Fund's shares. MLP entities are typically focused in the energy, natural resources and real estate sectors of the economy. A downturn in the energy, natural resources or real estate sectors of the economy could have an adverse impact on the Fund. At times, the performance of securities of companies in the energy, natural resources and real estate sectors of the economy may lag the performance of other sectors or the broader market as a whole. The Code provides that the Fund is permitted to invest up to 25% of its assets in one or more qualified publicly traded partnerships ("QPTPs"), which will include certain MLPs, and treat the income distributed by such QPTPs as qualifying income for purposes of the RIC annual qualifying income requirements described in the "Taxes" section below.

          MONEY MARKET SECURITIES. Money market securities include: (i) short-term U.S. Government securities; (ii) custodial receipts evidencing separately traded interest and principal components of securities issued by the U.S. Treasury; (iii) commercial paper rated in the highest short-term rating category by an NRSRO, such as S&P or Moody's, or determined by the Adviser to be of comparable quality at the time of purchase; (iv) short-term bank obligations (certificates of deposit, time deposits and bankers' acceptances) of U.S. commercial banks with assets of at least $1 billion as of the end of their most recent fiscal year; and (v) repurchase agreements involving such securities.

          MORTGAGE-BACKED SECURITIES. Mortgage-backed securities are instruments that entitle the holder to a share of all interest and principal payments from mortgages underlying the security. The mortgages backing these securities include conventional fifteen- and thirty-year fixed-rate mortgages, graduated payment mortgages, adjustable rate mortgages and floating mortgages. Mortgage-backed securities are described in more detail below:


          GOVERNMENT PASS-THROUGH SECURITIES. Government pass-through securities are securities that are issued or guaranteed by a U.S. Government agency representing an interest in a pool of mortgage loans. The primary issuers or guarantors of these mortgage-backed securities are GNMA, the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). GNMA, Fannie Mae and Freddie Mac each guarantee timely distributions of interest to certificate holders. GNMA and Fannie Mae also each guarantee timely distributions of scheduled principal. In the past, Freddie Mac has only guaranteed the ultimate collection of principal of the underlying mortgage loan; however, Freddie Mac now issues mortgage-backed securities ("Freddie Mac Gold PC securities"), which also guarantee timely payment of monthly principal reductions. Government and private guarantees do not extend to the securities' value, which is likely to vary inversely with fluctuations in interest rates.


          There are a number of important differences among the agencies and instrumentalities of the U.S. Government that issue mortgage-backed securities and among the securities that they issue. GNMA is a wholly owned U.S. Government corporation within the Department of Housing and Urban Development. Therefore, mortgage-backed securities or certificates issued by GNMA, including GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes"), are guaranteed as to the timely payment of principal and interest by GNMA and are backed by the full faith and credit of the U.S. Government. GNMA certificates are also supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Fannie Mae, on the other hand, is a government-sponsored organization owned by private stockholders. The U.S. Treasury owns Fannie Mae's senior preferred stock as well as a warrant to purchase 79.9% of Fannie Mae's common stock. Still, mortgage-backed securities issued by Fannie Mae, which include Fannie Mae Guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes"), are solely the obligations of Fannie Mae and are not backed by or entitled to the full faith and credit of the U.S. Government. Fannie Maes are guaranteed as to timely payment of the principal and interest by Fannie Mae. Freddie Mac is a corporate instrumentality of the U.S. Government, created pursuant to an Act of Congress, and is owned entirely by private stockholders. Mortgage-backed securities issued by Freddie Mac include Freddie Mac Mortgage Participation Certificates (also known as "Freddie Macs" or "PCs"). Freddie Macs are not backed by the full faith and credit of the U.S. Government and therefore are not guaranteed by the U.S. Government or by any Federal Home Loan Bank and do not constitute a debt or obligation of the U.S. Government or of any Federal Home Loan Bank. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by Freddie Mac. Freddie Mac guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. When Freddie Mac does not guarantee timely payment of principal, Freddie Mac may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.


          The volatility and disruption that impacted the capital and credit markets during late 2008 and into 2009 have led to increased market concerns about Fannie Mae's and Freddie Mac's ability to withstand future credit losses associated with securities held in their investment portfolios, and on which they provide guarantees, without the direct support of the federal government. On September 6, 2008, the Federal Housing Finance Agency ("FHFA") and the U.S. Treasury began a federal takeover of Fannie Mae and Freddie Mac, placing the two federal instrumentalities under conservatorship with the FHFA. Under the plan of conservatorship, the FHFA has assumed control of, and generally has the power to direct, the operations of Fannie Mae and Freddie Mac, and is empowered to exercise all powers collectively held by their respective shareholders, directors and officers, including the power to (1) take over the assets of and operate Fannie Mae and Freddie Mac with all the powers of the shareholders, the directors, and the officers of Fannie Mae and Freddie Mac and conduct all business of Fannie Mae and Freddie Mac; (2) collect all obligations and money due to Fannie Mae and Freddie Mac; (3) perform all functions of Fannie Mae and Freddie Mac which are consistent with the conservator's appointment; (4) preserve and conserve the assets and property of Fannie Mae and Freddie Mac; and
(5) contract for assistance in fulfilling any function, activity, action or duty of the conservator. Under the takeover, the U.S. Treasury agreed to acquire $1 billion of senior preferred stock of each instrumentality and obtained warrants for the purchase of common stock of each instrumentality. Under these Senior Preferred Stock Purchase Agreements ("SPAs"), the U.S. Treasury has pledged to provide up to $100 billion per instrumentality as needed, including the contribution of cash capital to the instrumentalities in the event that their liabilities exceed their assets. The conditions attached to the financial contribution made by the Treasury to Fannie Mae and Freddie Mac and the issuance of this senior preferred stock place significant restrictions on the activities of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac must each obtain the consent of the Treasury to (i) make any payment to purchase or redeem its capital stock or pay any dividend other than in respect of the senior preferred stock issued to the Treasury, (ii) issue capital stock of any kind, (iii) terminate the conservatorship of the FHFA except in connection with a receivership, or (iv) increase its debt beyond certain specified levels. In addition, significant restrictions were placed on the maximum size of each of Fannie Mae's and Freddie Mac's respective portfolios of mortgages and mortgage-backed securities, and the purchase agreements entered into by Fannie Mae and Freddie Mac provide that the maximum size of their portfolios of these assets must decrease by a specified percentage each year. On May 6, 2009, the U.S. Treasury increased its maximum commitment to each instrumentality under the SPAs to $200 billion per instrumentality. On December 24, 2009, the U.S. Treasury further amended the SPAs to allow the cap on the U.S. Treasury's funding commitment to increase as necessary to accommodate any cumulative reduction in Fannie Mae's and Freddie Mac's net worth through the end of 2012. At the conclusion of 2012, the remaining U.S. Treasury commitment will then be fully available to be drawn per the terms of the SPAs. In December 2009, the U.S. Treasury also amended the SPAs to provide Fannie Mae and Freddie Mac with some additional flexibility to meet the requirement to reduce their mortgage portfolios. The unlimited support the U.S. Treasury extended to the two companies expired at the beginning of 2013-Fannie Mae's support is now capped at $125 billion and Freddie Mac has a limit of $149 billion.


          On August 17, 2012, the U.S. Treasury announced that it was again amending the SPAs to terminate the requirement that Fannie Mae and Freddie Mac each pay a 10% annual dividend. Instead, the companies will transfer to the U.S. Treasury on a quarterly basis all profits earned during a quarter that exceed a capital reserve amount of $3 billion. It is believed that the new amendment puts Fannie Mae and Freddie Mac in a better position to service their debt because the companies no longer have to borrow from the U.S. Treasury to make fixed dividend payments. As part of the new terms, Fannie Mae and Freddie Mac also will be required to reduce their investment portfolios at an annual rate of 15 percent instead of the previous 10 percent, which puts each of them on track to cut their portfolios to a targeted $250 billion in 2018.

          Fannie Mae and Freddie Mac are the subject of several continuing class action lawsuits and investigations by federal regulators over certain accounting, disclosure or corporate governance matters, which (along with any resulting financial restatements) may adversely affect the guaranteeing entities. Importantly, the future of the entities is in serious question as the U.S. Government reportedly is considering multiple options, ranging from nationalization, privatization, consolidation, or abolishment of the entities.


          The actions of the U.S. Treasury are intended to ensure that Fannie Mae and Freddie Mac maintain a positive net worth and meet their financial obligations preventing mandatory triggering of receivership. No assurance can be given that the U.S. Treasury initiatives will be successful. The future status and role of Fannie Mae and Freddie Mac could be impacted by (among other things) the actions taken and restrictions placed on Fannie Mae and Freddie Mac by the FHFA in its role as conservator, the restrictions placed on Fannie Mae's and Freddie Mac's operations and activities as a result of the senior preferred stock investment made by the Treasury, market responses to developments at Fannie Mae and Freddie Mac, and future legislative and regulatory action that alters the operations, ownership, structure and/or mission of these institutions, each of which may, in turn, impact the value of, and cash flows on, any mortgage-backed securities guaranteed by Fannie Mae and Freddie Mac, including any such mortgage-backed securities held by the Fund.

          The market value and interest yield of these mortgage-backed securities can vary due to market interest rate fluctuations and early prepayments of underlying mortgages. These securities represent ownership in a pool of federally insured mortgage loans with a maximum maturity of 30 years. However, due to scheduled and unscheduled principal payments on the underlying loans, these securities have a shorter average maturity and, therefore, less principal volatility than a comparable 30-year bond. Since prepayment rates vary widely, it is not possible to accurately predict the average maturity of a particular mortgage-backed security. The scheduled monthly interest and principal payments relating to mortgages in the pool will be "passed through" to investors.

          Government mortgage-backed securities differ from conventional bonds in that principal is paid back to the certificate holders over the life of the loan rather than at maturity. As a result, there will be monthly scheduled payments of principal and interest. In addition, there may be unscheduled principal payments representing prepayments on the underlying mortgages. Although these securities may offer higher yields than those available from other types of U.S. Government securities, the prepayment feature may cause mortgage-backed securities to be less effective than other types of securities as a means of "locking in" attractive long-term rates. For instance, when interest rates decline, the value of these securities likely will not rise as much as comparable debt securities due to the prepayment feature. In addition, these prepayments can cause the price of a mortgage-backed security originally purchased at a premium to decline in price to its par value, which may result in a loss.

          PRIVATE PASS-THROUGH SECURITIES. Private pass-through securities are mortgage-backed securities issued by a non-governmental entity, such as a trust. While they are generally structured with one or more types of credit enhancement, private pass-through securities generally lack a guarantee by an entity having the credit status of a governmental agency or instrumentality. The two principal types of private mortgage-backed securities are collateralized mortgage obligations ("CMOs") and real estate mortgage investment conduits ("REMICs").

          COMMERCIAL MORTGAGE-BACKED SECURITIES ("CMBS"). CMBS are generally multi-class or pass-through securities backed by a mortgage loan or a pool of mortgage loans secured by commercial property, such as industrial and warehouse properties, office buildings, retail space and shopping malls, multifamily properties and cooperative apartments. The commercial mortgage loans that underlie CMBS are generally not amortizing or not fully amortizing; that is, at their maturity date, repayment of the remaining principal balance or "balloon" is due and is repaid through the attainment of an additional loan or sale of the property.


          CMOS. CMOs are securities collateralized by mortgages, mortgage pass-throughs, mortgage pay-through bonds (bonds representing an interest in a pool of mortgages where the cash flow generated from the mortgage collateral pool is dedicated to bond repayment) and mortgage-backed bonds (general obligations of the issuers payable out of the issuers' general funds and additionally secured by a first lien on a pool of single family detached properties). To the extent the Fund invests in CMOs, the Fund typically will seek to invest in CMOs rated in one of the two highest categories by S&P or Moody's. Many CMOs are issued with a number of classes or series that have different expected maturities. Investors purchasing such CMOs are credited with their portion of the scheduled payments of interest and principal on the underlying mortgages plus all unscheduled prepayments of principal based on a predetermined priority schedule. Accordingly, the CMOs in the longer maturity series are less likely than other mortgage pass-through securities to be prepaid prior to their stated maturity. Although some of the mortgages underlying CMOs may be supported by various types of insurance and some CMOs may be backed by GNMA certificates or other mortgage pass-through securities issued or guaranteed by U.S. Government agencies or instrumentalities, the CMOs themselves are not generally guaranteed.


          REMICS. REMICs are private entities formed for the purpose of holding a fixed pool of mortgages secured by interests in real property. Guaranteed REMIC pass-through certificates ("REMIC Certificates") issued by Fannie Mae or Freddie Mac represent beneficial ownership interests in a REMIC trust consisting principally of mortgage loans or Fannie Mae, Freddie Mac or GNMA-guaranteed mortgage pass-through certificates. For Freddie Mac REMIC Certificates, Freddie Mac guarantees the timely payment of interest. GNMA REMIC Certificates are backed by the full faith and credit of the U.S. Government.


          PARALLEL PAY SECURITIES; PLANNED AMORTIZATION CLASS CMOS ("PAC BONDS"). Parallel pay CMOs and REMICs are structured to provide payments of principal on each payment date to more than one class. These simultaneous payments are taken into account in calculating the stated maturity date or final distribution date of each class, which must be retired by its stated maturity date or final distribution date but may be retired earlier. PAC Bonds generally require payments of a specified amount of principal on each payment date. PAC Bonds are always parallel pay CMOs, with the required principal payment on such securities having the highest priority after interest has been paid to all classes.


          ADJUSTABLE RATE MORTGAGE SECURITIES ("ARMS"). ARMS are a form of pass-through security representing interests in pools of mortgage loans whose interest rates are adjusted from time to time. The adjustments are usually determined in accordance with a predetermined interest rate index and may be subject to certain limits. While the value of ARMS, like other debt securities, generally varies inversely with changes in market interest rates (increasing in value during periods of declining interest rates and decreasing in value during periods of increasing interest rates), the value of ARMS should generally be more resistant to price swings than other debt securities because the interest rates of ARMS move with market interest rates. The adjustable rate feature of ARMS will not, however, eliminate fluctuations in the prices of ARMS, particularly during periods of extreme fluctuations in interest rates. Also, since many adjustable rate mortgages only reset on an annual basis, it can be expected that the prices of ARMS will fluctuate to the extent that changes in prevailing interest rates are not immediately reflected in the interest rates payable on the underlying adjustable rate mortgages.

          STRIPPED MORTGAGE-BACKED SECURITIES. Stripped mortgage-backed securities are securities that are created when a U.S. Government agency or a financial institution separates the interest and principal components of a mortgage-backed security and sells them as individual securities. The holder of the "principal-only" security ("PO") receives the principal payments made by the underlying mortgage-backed security, while the holder of the "interest-only" security ("IO") receives interest payments from the same underlying security. The prices of stripped mortgage-backed securities may be particularly affected by changes in interest rates. As interest rates fall, prepayment rates tend to increase, which tends to reduce prices of IOs and increase prices of POs. Rising interest rates can have the opposite effect.

          PFANDBRIEFE. A Pfandbriefe is a fixed-term, fixed-rate bond issued by a German mortgage bank or a public-sector bank to finance secured real estate loans or public sector loans. Although Pfandbriefe are collateralized securities, the issuer assumes all of the prepayment risk.

          ESTIMATED AVERAGE LIFE. Due to the possibility of prepayments of the underlying mortgage instruments, mortgage-backed securities generally do not have a known maturity. In the absence of a known maturity, market participants generally refer to an "average life estimate." An average life estimate is a function of an assumption regarding anticipated prepayment patterns and is based upon current interest rates, current conditions in the relevant housing markets and other factors. The assumption is necessarily subjective, and thus different market participants can produce different average life estimates with regard to the same security. There can be no assurance that estimated average life will be a security's actual average life.

          MORTGAGE-DOLLAR ROLLS. Mortgage dollar rolls, or "covered rolls," are transactions in which the Fund sells securities (usually mortgage-backed securities) and simultaneously contracts to repurchase, typically in 30 or 60 days, substantially similar, but not identical, securities on a specified future date. During the roll period, the Fund forgoes principal and interest paid on such securities. The Fund is compensated by the difference between the current sales price and the forward price for the future purchase (often referred to as the "drop") as well as by the interest earned on the cash proceeds of the initial sale. At the end of the roll commitment period, the Fund may or may not take delivery of the securities it has contracted to purchase. Mortgage dollar rolls may be renewed prior to cash settlement and initially may involve only a firm commitment agreement by the Fund to buy a security. A "covered roll" is a specific type of mortgage dollar roll for which there is an offsetting cash position or cash equivalent securities position that matures on or before the forward settlement date of the mortgage dollar roll transaction. As used herein, the term "mortgage dollar roll" refers to mortgage dollar rolls that are not "covered rolls." If the broker-dealer to whom the Fund sells the security becomes insolvent, the Fund's right to repurchase the security may be restricted. Other risks involved in entering into mortgage dollar rolls include the risk that the value of the security may change adversely over the term of the mortgage dollar roll and that the security the Fund is required to repurchase may be worth less than the security that the Fund originally held. To avoid senior security concerns, the Fund will "cover" any mortgage dollar roll as required by the 1940 Act.

          MUNICIPAL SECURITIES. Municipal securities consist of: (i) debt obligations issued by or on behalf of public authorities to obtain funds to be used for various public facilities, for refunding outstanding obligations, for general operating expenses and for lending such funds to other public institutions and facilities, and (ii) certain private activity and industrial development bonds issued by or on behalf of public authorities to obtain funds to provide for the construction, equipment, repair or improvement of privately operated facilities.

          Additional information regarding municipal securities is described below:

          MUNICIPAL BONDS. Municipal bonds are debt obligations issued to obtain funds for various public purposes. Municipal bonds include general obligation bonds, revenue or special obligation bonds, private activity and industrial development bonds, moral obligation bonds and participation interests in municipal bonds. General obligation bonds are backed by the taxing power of the issuing municipality. Revenue bonds are backed by the revenues of a project or facility, such as tolls from a toll bridge. Certificates of participation represent an interest in an underlying obligation or commitment, such as an obligation issued in connection with a leasing arrangement. The payment of principal and interest on private activity and industrial development bonds is generally dependent solely on the ability of the facility's user to meet its financial obligations and the pledge, if any, of real and personal property financed as security for such payment. The Fund may purchase private activity or industrial development bonds if, in the opinion of counsel for the issuers, the interest paid is exempt from federal income tax. Municipal bonds are issued by or on behalf of public authorities to raise money to finance various privately-owned or operated facilities for business and manufacturing, housing, sports and pollution control. These bonds are also used to finance public facilities such as airports, mass transit systems, ports, parking, sewage or solid waste disposal facilities and certain other facilities. The payment of the principal and interest on such bonds is dependent solely on the ability of the facility's user to meet its financial obligations and the pledge, if any, of real and personal property financed as security for such payment. Moral obligation bonds are normally issued by special purpose authorities. Moral obligation bonds are not backed by the full faith and credit of the state, but are generally backed by the agreement of the issuing authority to request appropriations from the state legislative body.

          MUNICIPAL LEASES. Municipal leases are instruments, or participations in instruments, issued in connection with lease obligations or installment purchase contract obligations of municipalities ("municipal lease obligations"). Although municipal lease obligations do not constitute general obligations of the issuing municipality, a lease obligation may be backed by the municipality's covenant to budget for, appropriate funds for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses, which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose in the relevant years. Municipal lease obligations are a relatively new form of financing, and the market for such obligations is still developing.

          Municipal leases will be treated as liquid only if they satisfy criteria set forth in guidelines established by the Board, and there can be no assurance that a market will exist or continue to exist for any municipal lease obligation. Information regarding illiquid securities is provided under the section "Illiquid Securities" above.

          MUNICIPAL NOTES. Municipal notes consist of general obligation notes, tax anticipation notes (notes sold to finance working capital needs of the issuer in anticipation of receiving taxes on a future date), revenue anticipation notes (notes sold to provide needed cash prior to receipt of expected non-tax revenues from a specific source), bond anticipation notes, tax and revenue anticipation notes, certificates of indebtedness, demand notes, construction loan notes and participation interests in municipal notes. The maturities of the instruments at the time of issue will generally range from three months to one year.

          NON-DIVERSIFICATION. The Fund is a non-diversified investment company, as defined in the 1940 Act, which means that a relatively high percentage of the Fund's assets may be invested in the obligations of a limited number of issuers. The value of the shares of the Fund may be more susceptible to any single economic, political or regulatory occurrence than the shares of a diversified investment company would be. The Fund intends to satisfy the diversification requirements necessary to qualify as a RIC under the Code, which requires in part that the Fund be diversified (I.E., not invest more than 5% of its assets in the securities in any one issuer) as to 50% of its assets.

          OBLIGATIONS OF DOMESTIC BANKS, FOREIGN BANKS AND FOREIGN BRANCHES OF U.S. BANKS. Investments in bank obligations include obligations of domestic branches of foreign banks and foreign branches of domestic banks. Such investments in domestic branches of foreign banks and foreign branches of domestic banks may involve risks that are different from investments in securities of domestic branches of U.S. banks. These risks may include unfavorable future political and economic developments, possible withholding taxes on interest income, seizure or nationalization of foreign deposits, currency controls, interest limitations or other governmental restrictions that might affect the payment of principal or interest on the securities held by the Fund.

          Additionally, these institutions may be subject to less stringent reserve requirements and to different accounting, auditing, reporting and recordkeeping requirements than those applicable to domestic branches of U.S. banks. Bank obligations include the following:

          BANKERS' ACCEPTANCES. Bankers' acceptances are bills of exchange or time drafts drawn on and accepted by a commercial bank. Corporations use bankers' acceptances to finance the shipment and storage of goods and to furnish dollar exchange. Maturities are generally six months or less.

          BANK NOTES. Bank notes are notes used to represent debt obligations issued by banks in large denominations.

          CERTIFICATES OF DEPOSIT. Certificates of deposit are interest-bearing instruments with a specific maturity. They are issued by banks and savings and loan institutions in exchange for the deposit of funds and can normally be traded in the secondary market prior to maturity. Certificates of deposit with penalties for early withdrawal are considered to be illiquid. Additional information about illiquid securities is provided under the section "Illiquid Securities" above.

          TIME DEPOSITS. Time deposits are non-negotiable receipts issued by a bank in exchange for the deposit of funds. Like a certificate of deposit, a time deposit earns a specified rate of interest over a definite period of time; however, it cannot be traded in the secondary market. Time deposits with a withdrawal penalty or that mature in more than seven days are considered to be illiquid. Additional information about illiquid securities is provided under the section "Illiquid Securities" above.


          OBLIGATIONS OF SUPRANATIONAL ENTITIES. Supranational entities are entities established through the joint participation of several governments, including the Asian Development Bank, the Inter-American Development Bank, the International Bank for Reconstruction and Development (or "World Bank"), the

African Development Bank, the European Economic Community, the European Investment Bank and the Nordic Investment Bank. The governmental members, or "stockholders," usually make initial capital contributions to the supranational entity and, in many cases, are committed to make additional capital contributions if the supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and the Fund may lose money on such investments. Currently, the Fund intends to invest only in obligations issued or guaranteed by the Asian Development Bank, the Inter-American Development Bank, the European Coal and Steel Community, the European Economic Community, the European Investment Bank and the Nordic Investment Bank.


          OPTIONS. The Fund may purchase and write put and call options on indices and enter into related closing transactions. A put option on a security gives the purchaser of the option the right to sell, and the writer of the option the obligation to buy, the underlying security at any time during the option period, or, for certain types of options, at the conclusion of the option period or only at certain times during the option period. A call option on a security gives the purchaser of the option the right to buy, and the writer of the option the obligation to sell, the underlying security at any time during the option period, or, for certain types of options, at the conclusion of the option period or only at certain times during the option period. The premium paid to the writer is the consideration for undertaking the obligations under the option contract.


          The Fund may purchase and write put and call options on foreign currencies (traded on U.S. and foreign exchanges or over-the-counter markets) to manage its exposure to exchange rates. Call options on foreign currency written by the Fund will be "covered" as required by the 1940 Act. The Fund may enter into agreements with broker-dealers which require the broker-dealers to accept physical settlement for certain option contracts. If this occurs, the Fund would treat the option contract as being cash-settled for purposes of determining the Fund's coverage requirements.


          Put and call options on indices are similar to options on securities except that options on an index give the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the underlying index is greater than (or less than, in the case of puts) the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option, expressed in dollars multiplied by a specified number. Thus, unlike options on individual securities, all settlements are in cash, and gain or loss depends on price movements in the particular market represented by the index generally, rather than the price movements in individual securities. All options written on indices or securities must be "covered" as required by the 1940 Act. Options on indices may, depending on circumstances, involve greater risk than options on securities. Because stock index options are settled in cash, when the Fund writes a call on an index it may not be able to provide in advance for its potential settlement obligations by acquiring and holding the underlying securities.


          The Fund may trade put and call options on securities, securities indices and currencies, as the Adviser determines is appropriate in seeking the Fund's investment objective.

          The initial purchase (sale) of an option contract is an "opening transaction." In order to close out an option position, the Fund may enter into a "closing transaction," which is simply the sale (purchase) of an option contract on the same security with the same exercise price and expiration date as the option contract originally opened. If the Fund is unable to effect a closing purchase transaction with respect to an option it has written, it will not be able to sell the underlying security until the option expires or the Fund delivers the security upon exercise.

          The Fund may purchase put and call options on securities for any lawful purpose, including to protect against a decline in the market value of the securities in its portfolio or to anticipate an increase in the market value of securities that the Fund may seek to purchase in the future. A fund purchasing put and call options pays a premium for such options. If price movements in the underlying securities are such that exercise of the options would not be profitable for the Fund, loss of the premium paid may be offset by an increase in the value of the Fund's securities or by a decrease in the cost of acquisition of securities by the Fund.

          The Fund may write (I.E., sell) "covered" call options on securities for any lawful purpose, including as a means of increasing the yield on its assets and as a means of providing limited protection against decreases in its market value. The Fund may engage in a covered call option writing (selling) program in an attempt to generate additional income or provide a partial hedge to another position of the Fund. A call option is "covered" if the Fund either owns the underlying instrument or has an absolute and immediate right (such as a call with the same or a later expiration date) to acquire that instrument. The underlying instruments of such covered call options may consist of individual equity securities, pools of equity securities, ETFs or indices. The writing of covered call options is a more conservative investment technique than writing of naked or uncovered options, but capable of enhancing the Fund's total return. When the Fund writes a covered call option, it profits from the premium paid by the buyer but gives up the opportunity to profit from an increase in the value of the underlying security above the exercise price. At the same time, the Fund retains the risk of loss from a decline in the value of the underlying security during the option period. Although the Fund may terminate its obligation by executing a closing purchase transaction, the cost of effecting such a transaction may be greater than the premium received upon its sale, resulting in a loss to the Fund. If such an option expires unexercised, the Fund realizes a gain equal to the premium received. Such a gain may be offset or exceeded by a decline in the market value of the underlying security during the option period. If an option is exercised, the exercise price, the premium received and the market value of the underlying security determine the gain or loss realized by the Fund.

          When the Fund writes an option, if the underlying securities do not increase or decrease, as applicable, to a price level that would make the exercise of the option profitable to the holder thereof, the option will generally expire without being exercised and the Fund will realize as profit the premium received for such option. When a call option of which the Fund is the writer is exercised, the Fund will be required to sell the underlying securities to the option holder at the strike price and will not participate in any increase in the price of such securities above the strike price. When a put option of which the Fund is the writer is exercised, the Fund will be required to purchase the underlying securities at a price in excess of the market value of such securities.

          The Fund may purchase and write options on an exchange or over-the-counter. Over-the-counter options ("OTC options") differ from exchange-traded options in several respects. First, OTC options are transacted directly with dealers and not with a clearing corporation and therefore entail the risk of non-performance by the dealer. In addition, OTC options are available for a greater variety of securities and for a wider range of expiration dates and exercise prices than are available for exchange-traded options. Because OTC options are not traded on an exchange, pricing is normally done by reference to information from a market maker. It is the SEC's position that OTC options are generally illiquid.

          The market value of an option generally reflects the market price of an underlying security. Other principal factors affecting market value include supply and demand, interest rates, the pricing volatility of the underlying security and the time remaining until the expiration date of the option.


          RISKS. Risks associated with options transactions include those discussed in the Prospectus, as well as: (i) the success of a hedging strategy may depend on an ability to predict movements in the prices of individual securities, fluctuations in markets and movements in interest rates; (ii) there may be an imperfect correlation between the movement in prices of options and the underlying securities; (iii) there may not be a liquid secondary market for options; and (iv) while the Fund will receive a premium when it writes covered call options, it may not participate fully in a rise in the market value of the underlying security.


          PAY-IN-KIND BONDS. Pay-in-kind bonds are securities that, at the issuer's option, pay interest in either cash or additional securities for a specified period. Pay-in-kind bonds, like zero coupon bonds, are designed to give an issuer flexibility in managing cash flow. Pay-in-kind bonds are expected to reflect the market value of the underlying debt plus an amount representing accrued interest since the last payment. Pay-in-kind bonds are usually less volatile than zero coupon bonds, but more volatile than cash pay securities.

          PRIVATIZATIONS. Privatizations are foreign government programs for selling all or part of the interests in government owned or controlled enterprises. The ability of a U.S. entity to participate in privatizations in certain foreign countries may be limited by local law, or the terms on which the Fund may be permitted to participate may be less advantageous than those applicable for local investors. There can be no assurance that foreign governments will continue to sell their interests in companies currently owned or controlled by them or that privatization programs will be successful.

          PUT TRANSACTIONS. The Fund may purchase securities at a price that would result in a yield to maturity lower than generally offered by the seller at the time of purchase when the Fund can simultaneously acquire the right to sell the securities back to the seller, the issuer or a third party (the "writer") at an agreed-upon price at any time during a stated period or on a certain date. Such a right is generally denoted as a "standby commitment" or a "put." The purpose of engaging in transactions involving puts is to maintain flexibility and liquidity to permit the Fund to meet redemptions and remain as fully invested as possible in municipal securities. The Fund reserves the right to engage in put transactions. The right to put the securities depends on the writer's ability to pay for the securities at the time the put is exercised. The Fund will limit its put transactions to institutions that the Adviser believes present minimum credit risks, and the Adviser will use its best efforts to initially determine and continue to monitor the financial strength of the sellers of the options by evaluating their financial statements and such other information as is available in the marketplace. It may, however, be difficult to monitor the financial strength of the writers because adequate current financial information may not be available. In the event that any writer is unable to honor a put for financial reasons, the Fund would be a general creditor (I.E., on a parity with all other unsecured creditors) of the writer. Furthermore, particular provisions of the contract between the Fund and the writer may excuse the writer from repurchasing the securities; for example, a change in the published rating of the underlying municipal securities or any similar event that has an adverse effect on the issuer's credit or a provision in the contract that the put will not be exercised except in certain special cases, such as to maintain Fund liquidity. The Fund could, however, at any time sell the underlying portfolio security in the open market or wait until the portfolio security matures, at which time it should realize the full par value of the security.


          The securities purchased subject to a put may be sold to third persons at any time, even though the put is outstanding, but the put itself, unless it is an integral part of the security as originally issued, may not be marketable or otherwise assignable. Therefore, the put would have value only to the Fund. Sale of the securities to third parties or lapse of time with the put unexercised may terminate the right to put the securities. Prior to the expiration of any put option, the Fund could seek to negotiate terms for the extension of such an option. If such a renewal cannot be negotiated on terms satisfactory to the Fund, the Fund could, of course, sell the portfolio security. The maturity of the underlying security will generally be different from that of the put. For the purpose of determining the "maturity" of securities purchased subject to an option to put, and for the purpose of determining the dollar-weighted average maturity of the Fund including such securities, the Fund will consider "maturity" to be the first date on which it has the right to demand payment from the writer of the put (although the final maturity of the security is later than such date).


          RECEIPTS. Receipts are interests in separately traded interest and principal component parts of U.S. Government obligations that are issued by banks or brokerage firms and are created by depositing U.S. Government obligations into a special account at a custodian bank. The custodian holds the interest and principal payments for the benefit of the registered owners of the certificates or receipts. The custodian arranges for the issuance of the certificates or receipts evidencing ownership and maintains the register. Receipts include "Treasury Receipts" ("TRs"), "Treasury Investment Growth Receipts" ("TIGRs"), "Liquid Yield Option Notes" ("LYONs") and "Certificates of Accrual on Treasury Securities" ("CATS"). LYONs, TIGRs and CATS are interests in private proprietary accounts while TRs and Separately Traded Registered Interest and Principal Securities ("STRIPS") (see "U.S. Treasury Obligations" below) are interests in accounts sponsored by the U.S. Treasury. Receipts are sold as zero coupon securities, which means that they are sold at a substantial discount and redeemed at face value at their maturity date without interim cash payments of interest or principal. This discount is accreted over the life of the security, and such accretion will constitute the income earned on the security for both accounting and tax purposes. For tax purposes, original issue discount that accretes in a taxable year is treated as earned by the Fund and therefore is subject to distribution requirements applicable to RICs under Subchapter M of the Code. Because of these features, such securities may be subject to greater interest rate volatility than interest paying fixed income securities.

          REAL ESTATE INVESTMENT TRUSTS("REITs"). REITs are trusts that invest primarily in commercial real estate or real estate-related loans. A REIT is not taxed on income distributed to its shareholders or unitholders if it complies with certain requirements under the Code relating to its organization, ownership, assets and income, as well as with a requirement that it distribute to its shareholders or unitholders at least 90% of its taxable income for each taxable year. Generally, REITs can be classified as Equity REITs, Mortgage REITs and Hybrid REITs. Equity REITs invest the majority of their assets directly in real property and derive their income primarily from rents and capital gains from appreciation realized through property sales. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both Equity and Mortgage REITs. By investing in REITs indirectly through the Fund, shareholders will bear not only the proportionate share of the expenses of the Fund, but also, indirectly, similar expenses of underlying REITs.

          The Fund may be subject to certain risks associated with the direct investments of REITs. REITs may be affected by changes in the value of their underlying properties and by defaults by borrowers or tenants. Mortgage REITs may be affected by the quality of the credit extended. Furthermore, REITs are dependent on specialized management skills. Some REITs may have limited diversification and may be subject to risks inherent in financing a limited number of properties. REITs generally depend on their ability to generate cash flow to make distributions to shareholders or unitholders and may be subject to defaults by borrowers and to self-liquidations. In addition, a REIT may be affected by its failure to qualify for tax-free pass-through of income under the Code or its failure to maintain exemption from registration under the 1940 Act.

          REAL ESTATE OPERATING COMPANIES ("REOCS"). REOCs are real estate companies that engage in the development, management or financing of real estate. Typically, REOCs provide services such as property management, property development, facilities management and real estate financing. REOCs are publicly traded corporations that have not elected to be taxed as REITs. The three primary reasons for such an election are: (i) availability of tax-loss carry-forwards, (ii) operation in non-REIT-qualifying lines of business; and
(iii) the ability to retain earnings.

          REPURCHASE AGREEMENTS. A repurchase agreement is an agreement in which one party sells securities to another party in return for cash with an agreement to repurchase equivalent securities at an agreed-upon price and on an agreed-upon future date. The Fund may enter into repurchase agreements with financial institutions and follow certain procedures designed to minimize the risks inherent in such agreements. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions deemed creditworthy by the Adviser. The repurchase agreements entered into by the Fund will provide that the underlying collateral shall have a value equal to at least 102% of the resale price stated in the agreement at all times. The Adviser monitors compliance with this requirement as well as the ongoing financial condition and creditworthiness of the counterparty. Under all repurchase agreements entered into by the Fund, the custodian or its agent must take possession of the underlying collateral.

          In the event of a default or bankruptcy by a selling financial institution, the Fund will seek to liquidate such collateral. However, the exercising of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss. The Fund may enter into "tri-party" repurchase agreements. In "tri-party" repurchase agreements, an unaffiliated third party custodian maintains accounts to hold collateral for the Fund and its counterparties and, therefore, the Fund may be subject to the credit risk of those custodians. At times, the investments of the Fund in repurchase agreements may be substantial when, in the view of the Adviser, liquidity or other considerations so warrant.


          RESTRICTED SECURITIES. Restricted securities are securities that may not be sold to the public without registration under the 1933 Act, or an exemption from registration. In purchasing such restricted securities, the Adviser intends to purchase securities that are exempt from registration under Rule 144A under the 1933 Act and Section 4(a)(2) commercial paper issued in reliance on an exemption from registration under Section 4(a)(2) of the 1933 Act, including, but not limited to, Rules 506(b) or 506(c) under Regulation D.

          REVERSE REPURCHASE AGREEMENTS AND SALE-BUYBACKS. Reverse repurchase agreements are transactions in which the Fund sells portfolio securities to financial institutions, such as banks and broker-dealers, and agrees to repurchase them at a mutually agreed-upon date and price that is higher than the original sale price. Reverse repurchase agreements are similar to a fully collateralized borrowing by the Fund. At the time the Fund enters into a reverse repurchase agreement, it will earmark on the books of the Fund or place in a segregated account cash or liquid securities having a value equal to the repurchase price (including accrued interest) and will subsequently monitor the account to ensure that such equivalent value is maintained.

          Reverse repurchase agreements involve risks. Reverse repurchase agreements are a form of leverage, and the use of reverse repurchase agreements by the Fund may increase the Fund's volatility. Reverse repurchase agreements are also subject to the risk that the other party to the reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase agreements also involve the risk that the market value of the securities sold by the Fund may decline below the price at which it is obligated to repurchase the securities. In addition, when the Fund invests the proceeds it receives in a reverse repurchase transaction, there is a risk that those investments may decline in value. In this circumstance, the Fund could be required to sell other investments in order to meet its obligations to repurchase the securities.

          In a sale-buyback transaction, the Fund sells an underlying security for settlement at a later date. A sale-buyback is similar to a reverse repurchase agreement, except that in a sale-buyback the counterparty who purchases the security is entitled to receive any principal or interest payments made on the underlying security pending settlement of the Fund's repurchase of the underlying security. The Fund's obligations under a sale-buyback would typically be offset by earmarking on the books of the Fund or placing in a segregated account cash or liquid securities having a value equal to the amount of the Fund's forward commitment to repurchase the underlying security.

          SECURITIES LENDING. The Fund may lend portfolio securities to brokers, dealers and other financial organizations that meet capital and other credit requirements or other criteria established by the Board. These loans, if and when made, may not exceed 33 1/3% of the total asset value of the Fund (including the loan collateral). The Fund will not lend portfolio securities to the Adviser or its affiliates unless it has applied for and received specific authority to do so from the SEC. Loans of portfolio securities will be fully collateralized by cash, letters of credit or U.S. Government securities, and the collateral will be maintained in an amount equal to at least 100% of the current market value of the loaned securities by marking to market daily, although the borrower will be required to deliver collateral of 102% and 105% of the market value of borrowed securities for domestic and foreign issuers, respectively. Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would be for the account of the Fund.

          The Fund may pay a part of the interest earned from the investment of collateral or other fee to an unaffiliated third party for acting as the Fund's securities lending agent.

               By lending its securities, the Fund may increase its income by receiving payments from the borrower that reflect the amount of any interest or dividends payable on the loaned securities as well as by either investing cash collateral received from the borrower in short-term instruments or obtaining a fee from the borrower when U.S. Government securities or letters of credit are used as collateral. The Fund will adhere to the following conditions whenever its portfolio securities are loaned: (i) the Fund must receive at least 100% cash collateral or equivalent securities of the type discussed in the preceding paragraph from the borrower; (ii) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (iii) the Fund must be able to terminate the loan on demand; (iv) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities and any increase in market value; (v) the Fund may pay only reasonable fees in connection with the loan (which fees may include fees payable to the lending agent, the borrower, the Fund's administrator and the custodian); and (vi) voting rights on the loaned securities may pass to the borrower, provided, however, that if a material event adversely affecting the investment occurs, the Fund must terminate the loan and regain the right to vote the securities. The Board has adopted procedures reasonably designed to ensure that the foregoing criteria will be met. Loan agreements involve certain risks in the event of default or insolvency of the borrower, including possible delays or restrictions upon the Fund's ability to recover the loaned securities or dispose of the collateral for the loan, which could give rise to loss because of adverse market action, expenses and/or delays in connection with the disposition of the underlying securities.

          The Fund will invest the cash received as collateral through loan transactions in other eligible securities, which may include shares of an affiliated or unaffiliated registered money market fund, or of an affiliated or unaffiliated unregistered money market fund that complies with the requirements of Rule 2a-7 under the 1940 Act to the extent required by the 1940 Act. Such money market funds might not seek or be able to maintain a stable $1.00 per share NAV.

          Investing the cash collateral subjects the Fund to market risk. The Fund remains obligated to return all collateral to the borrower under the terms of its securities lending arrangements even if the value of the investments made with the collateral has declined. Accordingly, if the value of a security in which the cash collateral has been invested declines, the loss would be borne by the Fund, and the Fund may be required to liquidate other investments in order to return collateral to the borrower at the end of a loan.


          SHORT SALES. The Fund may engage in short sales that are either "against the box" or "uncovered." A short sale is "against the box" if, at all times during which the short position is open, the Fund owns at least an equal amount of the securities or securities convertible into, or exchangeable without further consideration for, securities of the same issue as the securities that are sold short. A short sale against the box is a taxable transaction to the Fund with respect to the securities that are sold short. Uncovered short sales are transactions under which the Fund sells a security it does not own. To complete such a transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan. To borrow the security, the Fund also may be required to pay a premium, which would increase the cost of the security sold. The proceeds of the short sale may be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. Pursuant to the Fund's investment strategy, the Adviser may have a net short exposure in the portfolio.

          Until the Fund closes its short position or replaces the borrowed security, the Fund will: (i) earmark on the books of the Fund or place in a segregated account cash or liquid securities at such a level that the amount earmarked or deposited in the segregated account plus the amount deposited with the broker as collateral will equal the current value of the security sold short; or (ii) otherwise "cover" the

Fund's short position as required by the 1940 Act. When the Fund sells securities short, it may use the proceeds from the sales to purchase long positions in additional securities that it believes will outperform the market or its peers. This strategy may effectively result in the Fund having a leveraged investment portfolio, which results in greater potential for loss. Leverage can amplify the effects of market volatility on the Fund's share price and make the Fund's returns more volatile. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of the Fund's portfolio securities. The use of leverage may also cause the Fund to liquidate portfolio positions when it would not be advantageous to do so or in order to satisfy its obligations.

          SOVEREIGN DEBT. The cost of servicing external debt will also generally be adversely affected by rising international interest rates because many external debt obligations bear interest at rates that are adjusted based upon international interest rates. The ability to service external debt will also depend on the level of the relevant government's international currency reserves and its access to foreign exchange. Currency devaluations may affect the ability of a sovereign obligor to obtain sufficient foreign exchange to service its external debt.

          As a result of the foregoing or other factors, a governmental obligor may default on its obligations. If such an event occurs, the Fund may have limited legal recourse against the issuer and/or guarantor. Remedies must, in some cases, be pursued in the courts of the defaulting party itself, and the ability of the holder of foreign sovereign debt securities to obtain recourse may be subject to the political climate in the relevant country. In addition, no assurance can be given that the holders of commercial bank debt will not contest payments to the holders of other foreign sovereign debt obligations in the event of default under their commercial bank loan agreements.


          STRUCTURED SECURITIES. The Fund may invest a portion of its assets in entities organized and operated solely for the purpose of restructuring the investment characteristics of sovereign debt obligations of emerging market issuers. This type of restructuring involves the deposit with, or purchase by, an entity, such as a corporation or trust, of specified instruments (such as commercial bank loans or Brady Bonds) and the issuance by that entity of one or more classes of securities ("Structured Securities") backed by, or representing interests in, the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued Structured Securities to create securities with different investment characteristics, such as varying maturities, payment priorities and interest rate provisions, and the extent of the payments made with respect to Structured Securities is dependent on the extent of the cash flow on the underlying instruments. Because Structured Securities of the type in which the Fund anticipates it will invest typically involve no credit enhancement, their credit risk will generally be equivalent to that of the underlying instruments. The Fund is permitted to invest in a class of Structured Securities that is either subordinated or unsubordinated to the right of payment of another class. Subordinated Structured Securities typically have higher yields and present greater risks than unsubordinated Structured Securities. Structured Securities are typically sold in private placement transactions, and there is currently no active trading market for Structured Securities. Certain issuers of such structured securities may be deemed to be "investment companies" as defined in the 1940 Act. As a result, the Fund's investment in such securities may be limited by certain investment restrictions contained in the 1940 Act.


          SWAPS, CAPS, FLOORS, COLLARS AND SWAPTIONS. Swaps are centrally-cleared or over-the-counter derivative products in which two parties agree to exchange payment streams calculated in relation to a rate, index, instrument or certain securities (referred to as the "underlying") and a predetermined amount (referred to as the "notional amount"). The underlying for a swap may be an interest rate (fixed or floating), a currency exchange rate, a commodity price index, a security, group of securities or a securities index, a combination of any of these or various other rates, securities, instruments, assets or indices. Swap agreements generally do not involve the delivery of the underlying or principal, and a party's obligations are generally equal to only the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the swap agreement. A great deal of flexibility is possible in the way swaps may be structured. For example, in a simple fixed-to-floating interest rate swap, one party makes payments equivalent to a fixed interest rate and the other party makes payments calculated with reference to a specified floating interest rate, such as the London Interbank Offered Rate ("LIBOR") or the prime rate. In a currency swap, the parties generally enter into an agreement to pay interest streams in one currency based on a specified rate in exchange for receiving interest streams denominated in another currency. Currency swaps may involve initial and final exchanges of the currency that correspond to the agreed upon notional amount. The use of currency swaps is a highly specialized activity which involves special investment techniques and risks, including settlement risk, non-business day risk, the risk that trading hours may not align, and the risk of market disruptions and restrictions due to government action or other factors.

          The Fund may engage in simple or more complex swap transactions involving a wide variety of underlyings for various reasons. For example, the Fund may enter into a swap: (i) to gain exposure to investments (such as an index of securities in a market) or currencies without actually purchasing those stocks or currencies; (ii) to make an investment without owning or taking physical custody of securities or currencies in circumstances in which direct investment is restricted for legal reasons or is otherwise impracticable; (iii) to hedge an existing position; (iv) to obtain a particular desired return at a lower cost to the Fund than if it had invested directly in an instrument that yielded the desired return; or (v) for various other reasons.


          The Fund may enter into credit default swaps as a buyer or a seller. The buyer in a credit default contract is obligated to pay the seller a periodic stream of payments over the term of the contract provided no event of default has occurred. If an event of default occurs, the seller must pay the buyer the full notional value ("par value") of the underlying in exchange for the underlying. If the Fund is a buyer and no event of default occurs, the Fund will have made a stream of payments to the seller without having benefited from the default protection it purchased. However, if an event of default occurs, the Fund, as a buyer, will receive the full notional value of the underlying that may have little or no value following default. As a seller, the Fund receives a fixed rate of income throughout the term of the contract, provided there is no default. If an event of default occurs, the Fund would be obligated to pay the notional value of the underlying in return for the receipt of the underlying. The value of the underlying received by the Fund, coupled with the periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Fund. Credit default swaps involve different risks than if the Fund invests in the underlying directly. For example, credit default swaps would increase credit risk by providing the Fund with exposure to both the issuer of the referenced obligation (typically a debt obligation) and the counterparty to the credit default swap. Credit default swaps may in some cases be illiquid. Furthermore, the definition of a "credit event" triggering the seller's payment obligations obligation under a credit default swap may not encompass all of the circumstances in which the buyer may suffer credit-related losses on an obligation of a referenced entity.



          The Fund may purchase contracts for differences. A CFD is a form of equity swap whose value is based on the fluctuating value of an underlying instrument (e.g., a single security, stock basket or index). CFDs are not registered with the SEC or any U.S. regulator. A CFD is a privately negotiated contract between two parties, buyer and seller, stipulating that the seller will pay to or receive from the buyer the difference between the nominal value of the underlying instrument at the opening of the contract and that instrument's value at the end of the contract. The buyer and seller are both required to post margin, which is adjusted daily, and adverse market movements against the underlying instrument may require the buyer to make additional margin payments. The buyer will also pay to the seller a financing rate on the notional amount of the capital employed by the seller less the margin deposit.

          A CFD can be set up to take either a short or long position on the underlying instrument and enables the Fund to potentially capture movements in the share prices of the underlying instrument without the need to own the underlying instrument. By entering into a CFD transaction, the Fund could incur losses because it would face many of the same types of risks as owning the underlying instrument directly. As with other types of swap transactions, CFDs also carry counterparty risk, which is the risk that the counterparty to the CFD transaction may be unable or unwilling to make payments or to otherwise honor its financial obligations under the terms of the contract, that the parties to the transaction may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected. If the counterparty were to do so, the value of the contract, and of the Fund's shares, may be reduced.

          Caps, floors, collars and swaptions are privately-negotiated option-based derivative products. Like a put or call option, the buyer of a cap or floor pays a premium to the writer. In exchange for that premium, the buyer receives the right to a payment equal to the differential if the specified index or rate rises above (in the case of a cap) or falls below (in the case of a floor) a pre-determined strike level. Like swaps, obligations under caps and floors are calculated based upon an agreed notional amount, and, like most swaps (other than foreign currency swaps), the entire notional amount is not exchanged. A collar is a combination product in which one party buys a cap from and sells a floor to another party. Swaptions give the holder the right to enter into a swap. The Fund may use one or more of these derivative products in addition to or in lieu of a swap involving a similar rate or index.

          Under current market practice, swaps, caps, collars and floors between the same two parties are generally documented under a "master agreement." In some cases, options and forwards between the parties may also be governed by the same master agreement. In the event of a default, amounts owed under all transactions entered into under, or covered by, the same master agreement would be netted, and only a single payment would be made.

          Generally, the Fund would calculate the obligations of the swap agreements' counterparties on a "net basis." Consequently, the Fund's current obligation (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each counterparty to the swap agreement (the "net amount"). The Fund's current obligation under a swap agreement will be accrued daily (offset against any amounts owed to the Fund), and any accrued but unpaid net amounts owed to a swap counterparty will be "covered" as required by the 1940 Act. While the Fund has no current intention to do so, the Fund may write (sell) credit default swaps. If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions. The Fund will not enter into a swap agreement with any single party if the net amount owed or to be received under the existing agreements with that party would exceed 5% of the Fund's total assets.

          The swap market has grown substantially in recent years, with a large number of banks and investment banking firms acting both as principals and as agents using standardized swap agreements. As a result, the use of swaps has become more prevalent in comparison with the markets for other similar instruments that are also traded in over-the-counter markets.

          Swaps and other derivatives involve risks. One significant risk in a swap, cap, floor, collar or swaption is the volatility of the specific interest rate, currency or other underlying that determines the amount of payments due to and from the Fund. This is true whether these derivative products are used to create additional risk exposure for the Fund or to hedge, or manage, existing risk exposure. If under a swap, cap, floor, collar or swaption agreement, the Fund is obligated to make a payment to the counterparty, the Fund must be prepared to make the payment when due. The Fund could suffer losses with respect to such an agreement if the Fund is unable to terminate the agreement or reduce its exposure through offsetting transactions. Further, the risks of caps, floors and collars, like put and call options, may be unlimited for the seller if the cap or floor is not hedged or covered, but is limited for the buyer.


          Because under swap, cap, floor, collar and swaption agreements a counterparty may be obligated to make payments to the Fund, these derivative products are subject to risks related to the counterparty's creditworthiness, in addition to other risks discussed in this SAI and in the Prospectus. If a counterparty defaults, the Fund's risk of loss will consist of any payments that the Fund is entitled to receive from the counterparty under the agreement (this may not be true for currency swaps that require the delivery of the entire notional amount of one designated currency in exchange for the other). Upon default by a counterparty, however, the Fund may have contractual remedies under the swap agreement.

          The Fund will enter into swaps only with counterparties that the Adviser believes to be creditworthy. In addition, the Fund will earmark on the books of the Fund or segregate cash or liquid securities in an amount equal to any liability amount owned under a swap, cap, floor, collar or swaption agreement or will otherwise "cover" its position as required by the 1940 Act.


          U.S. GOVERNMENT SECURITIES. Examples of types of U.S. Government obligations in which the Fund may invest include U.S. Treasury obligations and the obligations of U.S. Government agencies or U.S. Government sponsored entities such as Federal Home Loan Banks, Federal Farm Credit Banks, Federal Land Banks, the FHA, the Farmers Home Administration, the Export-Import Bank of the United States, the Small Business Administration, Fannie Mae, GNMA, the General Services Administration, the Student Loan Marketing Association, the Central Bank for Cooperatives, Freddie Mac, Federal Intermediate Credit Banks, the Maritime Administration and other similar agencies. Whether backed by the full faith and credit of the U.S. Treasury or not, U.S. Government securities are not guaranteed against price movements due to fluctuating interest rates.

          RECEIPTS. Receipts are interests in separately-traded interest and principal component parts of U.S. Government obligations that are issued by banks or brokerage firms and are created by depositing U.S. Government obligations into a special account at a custodian bank. The custodian holds the interest and principal payments for the benefit of the registered owners of the certificates or receipts. The custodian arranges for the issuance of the certificates or receipts evidencing ownership and maintains the register. TRs and STRIPS are interests in accounts sponsored by the U.S. Treasury. Receipts are sold as zero coupon securities, which means that they are sold at a substantial discount and redeemed at face value at their maturity date without interim cash payments of interest or principal.

          U.S. TREASURY OBLIGATIONS. U.S. Treasury obligations consist of bills, notes and bonds issued by the U.S. Treasury and separately traded interest and principal component parts of such obligations that are transferable through the federal book-entry system known as STRIPS and TRs.


          U.S. GOVERNMENT ZERO COUPON SECURITIES. STRIPS and receipts are sold as zero coupon securities; that is, fixed income securities that have been stripped of their unmatured interest coupons. Zero coupon securities are sold at a (usually substantial) discount and redeemed at face value at their maturity date without interim cash payments of interest or principal. The amount of this discount is accreted over the life of the security, and the accretion constitutes the income earned on the security for both accounting and tax purposes. Because of these features, the market prices of zero coupon securities are generally more volatile than the market prices of securities that have similar maturity but that pay interest periodically. Zero coupon securities are likely to respond to a greater degree to interest rate changes than are non-zero coupon securities with similar maturities and credit qualities.

          U.S. GOVERNMENT AGENCIES. Some obligations issued or guaranteed by agencies of the U.S. Government are supported by the full faith and credit of the U.S. Treasury (E.G., Treasury bills, notes and bonds, and securities guaranteed by GNMA), others are supported by the right of the issuer to borrow from the U.S. Treasury (E.G., obligations of Federal Home Loan Banks), while still others are supported only by the credit of the instrumentality (E.G., obligations of Fannie Mae). Guarantees of principal by agencies or instrumentalities of the U.S. Government may be a guarantee of payment at the maturity of the obligation so that, in the event of a default prior to maturity, there might not be a market and thus no means of realizing on the obligation prior to maturity. Guarantees as to the timely payment of principal and interest do not extend to the value or yield of these securities nor to the value of the Fund's shares.

          VARIABLE AND FLOATING RATE INSTRUMENTS. Certain obligations may carry variable or floating rates of interest and may involve a conditional or unconditional demand feature. Such instruments bear interest at rates that are not fixed, but that vary with changes in specified market rates or indices. The interest rates on these securities may be reset daily, weekly, quarterly or some other reset period. There is a risk that the current interest rate on such obligations may not accurately reflect existing market interest rates.

A demand instrument with a demand notice exceeding seven days may be considered illiquid if there is no secondary market for such security.


          WHEN-ISSUED AND DELAYED DELIVERY SECURITIES. When-issued and delayed delivery basis, including "TBA" (to be announced) basis, transactions involve the purchase of an instrument with payment and delivery taking place in the future. Delivery of and payment for these securities may occur a month or more after the date of the purchase commitment. A TBA transaction is a method of trading mortgage-backed securities. In a TBA transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered are generally determined two days prior to the settlement date. The interest rate realized on these securities is fixed as of the purchase date, and no interest accrues to the Fund before settlement. These securities are subject to market fluctuation due to changes in market interest rates, and it is possible that the market value of these securities at the time of settlement could be higher or lower than the purchase price if the general level of interest rates has changed. Although the Fund generally purchases securities on a when-issued or forward commitment basis with the intention of actually acquiring securities for its portfolio, the Fund may dispose of a when-issued security or forward commitment prior to settlement if the Adviser deems it appropriate. When the Fund purchases when-issued or delayed delivery securities, it will "cover" its position as required by the 1940 Act.


          YANKEE OBLIGATIONS ("YANKEES"). Yankees are U.S. dollar-denominated instruments of foreign issuers who either register with the SEC or issue securities under Rule 144A of the 1933 Act. These obligations consist of debt securities (including preferred or preference stock of non-governmental issuers), certificates of deposit, fixed time deposits and bankers' acceptances issued by foreign banks, and debt obligations of foreign governments or their subdivisions, agencies and instrumentalities, international agencies and supranational entities. Some securities issued by foreign governments or their subdivisions, agencies and instrumentalities may not be backed by the full faith and credit of the foreign government.

          Yankees selected for the Fund will adhere to the same quality standards as those utilized for the selection of domestic debt obligations.

          ZERO COUPON SECURITIES. Zero coupon securities are securities that are sold at a discount to par value and securities on which interest payments are not made during the life of the security. Upon maturity, the holder is entitled to receive the par value of the security. While interest payments are not made on such securities, holders of such securities are deemed to have received "phantom income" annually. Because the Fund will distribute its "phantom income" to shareholders, to the extent that shareholders elect to receive dividends in cash rather than reinvesting such dividends in additional shares, the Fund will have fewer assets with which to purchase income producing securities. Pay-in-kind securities pay interest in either cash or additional securities, at the issuer's option, for a specified period. Pay-in-kind bonds, like zero coupon bonds, are designed to give an issuer flexibility in managing cash flow. Pay-in-kind bonds are expected to reflect the market value of the underlying debt plus an amount representing accrued interest since the last payment. Pay-in-kind bonds are usually less volatile than zero coupon bonds, but more volatile than cash pay securities. Pay-in-kind securities are securities that have interest payable by delivery of additional securities. Upon maturity, the holder is entitled to receive the aggregate par value of the securities. Deferred payment securities are securities that remain zero coupon securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. To avoid any leveraging concerns, the Fund will "cover" its position as required by the 1940 Act. Zero coupon, pay-in-kind and deferred payment securities may be subject to greater fluctuation in value and lesser liquidity in the event of adverse market conditions than comparably rated securities paying cash interest at regular interest payment periods. STRIPS and receipts (TRs, TIGRs, LYONs and CATS) are sold as zero coupon securities; that is, fixed income securities that have been stripped of their unmatured interest coupons. Zero coupon securities are sold at a (usually substantial) discount and redeemed at face value at their maturity date without interim cash payments of interest or principal. The amount of this discount is accreted over the life of the security, and the accretion constitutes the income earned on the security for both accounting and tax purposes. Because of these features, the market prices of zero coupon securities are generally more volatile than the market prices of securities that have similar maturities but that pay interest periodically. Zero coupon securities are likely to respond to a greater degree to interest rate changes than are non-zero coupon securities with similar maturities and credit qualities.

          Corporate zero coupon securities are: (i) notes or debentures that do not pay current interest and are issued at substantial discounts from par value; or (ii) notes or debentures that pay no current interest until a stated date one or more years into the future, after which date the issuer is obligated to pay interest until maturity, usually at a higher rate than if interest were payable from the date of issuance, and may also make interest payments in kind (E.G., with identical zero coupon securities). Such corporate zero coupon securities, in addition to the risks identified above, are subject to the risk of the issuer's failure to pay interest and repay principal in accordance with the terms of the obligation. The Fund must accrete the discount or interest on high-yield bonds (junk bonds) structured as zero coupon securities as income even though it does not receive a corresponding cash interest payment until the security's maturity or payment date. For tax purposes, original issue discount that accretes in a taxable year is treated as earned by the Fund and is therefore subject to the distribution requirements applicable to RICs under Subchapter M of the Code. The Fund may have to dispose of its securities under disadvantageous circumstances to generate cash or may have to leverage itself by borrowing cash to satisfy distribution requirements. The Fund accrues income with respect to the securities prior to the receipt of cash payments.


          SPECIAL RISKS OF CYBER ATTACKS. As with any entity that conducts business through electronic means in the modern marketplace, the Fund, and its service providers, may be susceptible to operational and information security risks resulting from cyber attacks. Cyber attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential information, unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund's operations, operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers, or various other forms of cyber security breaches. Cyber attacks affecting the Fund or the Adviser, the Fund's distributor, custodian, or any other of the Fund's intermediaries or service providers may adversely impact the Fund and its shareholders, potentially resulting in, among other things, financial losses or the inability of Fund shareholders to transact business. For instance, cyber attacks may interfere with the processing of shareholder transactions, impact the Fund's ability to calculate its NAV, cause the release of private shareholder information or confidential business information, impede trading, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cyber security risk management purposes designed to mitigate or prevent the risk of cyber attacks. Such costs may be ongoing because threats of cyber attacks are constantly evolving as cyber attackers become more sophisticated and their techniques become more complex. Similar types of cyber security risks are also present for issuers of securities in which the Fund may invest, which could result in material adverse consequences for such issuers and may cause the Fund's investments in such companies to lose value. There can be no assurance that the Fund, the Fund's service providers, or the issuers of the securities in which the Fund invests will not suffer losses relating to cyber attacks or other information security breaches in the future.


THE FUND'S INVESTMENT ACTIVITIES WILL NOT BE LIMITED TO THE INVESTMENT STRATEGIES, TRADING STRATEGIES, SECURITIES OR OTHER INVESTMENTS DISCUSSED ABOVE. THERE IS NO ASSURANCE THAT ANY OF THE INVESTMENT STRATEGIES, TRADING STRATEGIES, SECURITIES OR OTHER INVESTMENTS LISTED ABOVE WILL BE INCLUDED IN OR WILL REMAIN A COMPONENT OF THE FUND'S OVERALL INVESTMENT PROGRAM.

INVESTMENT LIMITATIONS

FUNDAMENTAL POLICIES. The following investment limitations are fundamental, which means that the Fund cannot change them without approval by the vote of a majority of the outstanding shares of the Fund. The phrase "majority of the outstanding shares" means the vote of (i) 67% or more of the Fund's shares present at a meeting, if more than 50% of the outstanding shares of the Fund are present or represented by proxy, or (ii) more than 50% of the Fund's outstanding shares, whichever is less.

1. The Fund may make loans, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

2. The Fund may borrow money, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

3. The Fund may not issue senior securities, as such term is defined under the 1940 Act, the rules or regulations thereunder or any exemption therefrom as amended or interpreted from time to time, except as permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

4. The Fund may not concentrate its investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time, except that the Fund may invest without limitation in: (i) securities issued or guaranteed by the U. S. Government, its agencies or instrumentalities; and (ii) tax-exempt obligations of state or municipal governments and their political subdivisions. For purposes of this fundamental policy, investments in securities of other investment companies are not deemed to be "investments in a particular industry."

5. The Fund may purchase or sell commodities and real estate, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

6. The Fund may underwrite securities issued by other persons, except as prohibited under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

In addition, the Fund has adopted the following fundamental investment policies relating to periodic repurchase offers:

1. The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as such rule may be amended or interpreted from time to time. Currently, Rule 23c-3 requires repurchase offer amounts to be not less than 5% and not more than 25% of the common stock outstanding on the repurchase request deadline.

2.   The periodic intervals between repurchase request deadlines will be three
     (3) months.

3. Each repurchase request deadline will be determined in accordance with Rule 23c-3. Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to shareholders of the repurchase offer.

4. Each repurchase pricing date will be determined in accordance with Rule 23c-3. Currently, Rule 23c-3 requires the repurchase pricing date to be no later than the 14th day after a repurchase request deadline, or the next business day if the 14th day is not a business day.

In addition, the investment objective of the Fund is a non-fundamental policy that may be changed by the Board without shareholder approval upon thirty (30) calendar days' prior written notice to shareholders.

Except with respect to Fund policies concerning borrowing, if a percentage restriction is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in values or assets will not constitute a violation of such restriction.

The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:

BORROWING. The 1940 Act presently allows a fund to borrow (including pledging, mortgaging or hypothecating assets) in an amount up to 33 1/3% of its total assets (including the amount borrowed) and to borrow for temporary purposes in an amount not exceeding 5% of the value of its total assets.

SENIOR SECURITIES. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

Under Section 18(a) of the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund's total assets, less all liabilities and indebtedness of the Fund other than senior securities, is at least 200% of the liquidation value of the outstanding preferred shares (i.e., the liquidation value may not exceed 50% of the Fund's total assets less all liabilities and indebtedness of the Fund other than senior securities).

LENDING. The 1940 Act does not prohibit a fund from making loans. The Fund may make loans to corporations or other business entities. The Fund also may acquire securities subject to repurchase agreements.

UNDERWRITING. Under the 1940 Act, underwriting securities involves a fund purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

REAL ESTATE. The Fund will not purchase or sell real estate, except that the Fund may purchase and sell instruments secured by real estate or interests in real estate and securities issued by companies which own or invest in real estate (including REITs). The Fund may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Fund's ownership of such other assets.

COMMODITIES. The Fund will not purchase or sell physical commodities.

CONCENTRATION. The SEC has defined concentration as investing 25% or more of an investment company's net assets in an industry, with certain exceptions. Securities of the U.S. Government, its agencies or instrumentalities and securities backed by the credit of a U.S. governmental entity are not considered to represent industries. In the case of loan participations, both the financial intermediary and the ultimate borrower are considered issuers where the loan participation does not shift to the Fund the direct debtor/creditor relationship with the borrower.

THE ADVISER


GENERAL. UBS O'Connor LLC, a limited liability company organized under the laws of the State of Delaware and registered with the SEC as an investment adviser, serves as the investment manager of the Fund and is responsible for its investment activities. The Adviser is a wholly-owned subsidiary of UBS and a member of the Global Asset Management division within UBS.


With respect to the Fund, the Adviser has claimed an exclusion from the definition of "commodity pool operator" ("CPO") under the Commodity Exchange Act ("CEA") and the rules of the CFTC and, therefore, is not subject to CFTC registration or regulation as a CPO. In addition, the Adviser is relying upon a related exclusion from the definition of "commodity trading advisor" ("CTA") under the CEA and the rules of the CFTC. The terms of the CPO exclusion require the Fund, among other things, to adhere to certain limits on its investments in futures, commodity options, swaps and non-deliverable foreign currency forwards (used for purposes other than bona fide hedging). Because the Adviser and the Fund intend to comply with the terms of the CPO exclusion, the Fund may, in the future, need to adjust its investment strategies, consistent with its investment objective, to limit its investments in these types of instruments. The Fund is not intended as a vehicle for trading in the futures, commodity options, non-deliverable foreign currency forwards or swaps markets. The CFTC has neither reviewed nor approved the Adviser's reliance on these exclusions, or the Fund, its investment strategies or its registration statement.

ADVISORY AGREEMENT WITH THE FUND. The Fund and the Adviser have entered into an investment advisory agreement (the "Advisory Agreement"). Under the Advisory Agreement, the Adviser serves as the investment adviser and makes investment decisions for the Fund and continuously reviews, supervises and administers the investment program of the Fund, subject to the supervision of, and policies established by, the Trustees.

After the initial two-year term, the continuance of the Advisory Agreement must be specifically approved at least annually: (i) by the vote of the Trustees or by a vote of the majority of the shareholders of the Fund; and (ii) by the vote of a majority of the Trustees who are not parties to the Advisory Agreement or "interested persons" of any party thereto, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement will terminate automatically in the event of its assignment, and is terminable at any time without penalty by the Fund, the Board or a majority of the outstanding shares of the Fund, on not less than 60 days' written notice to the Adviser, or by the Adviser on 60 days' written notice to the Fund. As used in the Advisory Agreement, the terms "majority of the outstanding voting securities," "interested persons" and "assignment" have the same meaning as such terms in the 1940 Act.

ADVISORY AND INCENTIVE FEES PAID TO THE ADVISER. For its services under the Advisory Agreement, the Adviser is entitled to a fee, which is calculated and paid monthly, at an annual rate of 2.00% of the average net assets of the Fund.


INCENTIVE FEE. The Fund will pay to the Adviser a performance based incentive fee (the "Incentive Fee"), quarterly in arrears, generally accrued as of the end of each business day, equal to 20% of the Investment Profits (as defined below) attributable to each share for such calendar quarter; provided, however, that an Incentive Fee with respect to a share will be paid only with respect to Investment Profits for the applicable calendar quarter in excess of Unrecouped Investment Losses (as defined below) as of the end of the previous calendar quarter. The Adviser does not need to "earn back" Incentive Fees previously paid to it in order to recognize profits subject to additional Incentive Fees.

The term "Investment Profits" refers to an increase in the NAV of a share attributable to the net realized and unrealized gains arising from the Fund's investment activities during the calendar quarter (after deducting Fund expenses other than any accrued Incentive Fee for the calendar quarter and after adjusting for any repurchase of shares made during the calendar quarter). The term "UnrecoupedInvestment Losses" refers to any decrease in the NAV of a share attributable to the net realized and unrealized losses arising from the Fund's investment activities (after deducting Fund expenses other than any accrued Incentive Fee for the calendar quarter and after adjusting for any repurchase of shares made during the calendar quarter) that have not been offset by subsequent Investment Profits since the formation of the Fund.


INCENTIVE FEE EXAMPLE. The Incentive Fee is accrued daily but only paid quarterly. When paid at the end of a quarter, the Incentive Fee is equal to 20% of the profits remaining after accruing all Fund expenses incurred during the quarter. Within a quarter, any such profits accrued (other than at the end of a quarter) are reversed by subsequent negative performance within the same quarter.

For example, if the Fund's performance was down 10% during the month of April, the Fund would have Unrecouped Investment Losses going into May. If the Fund had 5% Investment Profits during the month of May, the Fund would still have Unrecouped Investment Losses (but not as large) going into June. If during the month of June, the Fund had 15% Investment Profits, then the Fund would pay the Adviser an Incentive Fee equal to 20% of the Investment Profits earned between April 1st and June 30th in excess of Unrecouped Investment Losses. The Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee earned during one quarter will not be reversed by the subsequent decline in assets of the Fund or negative Fund performance in any subsequent quarter. The Incentive Fee presents certain risks that are not present in investment funds without incentive fees. In addition, although the aggregate fees payable by the Fund to the Adviser are similar to those of private investment funds, they are generally higher than those paid by most registered investment companies.

The Adviser may use certain personnel of one or more of its UBS affiliates to provide investment advice to the Fund. The Fund will not directly compensate any such affiliated service provider and such compensation, if any, would be paid by the Adviser. The Advisory Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund's procedures adopted in accordance with Rule 17e-1 under the 1940 Act.


For the fiscal period from August 1, 2014 (commencement of Fund operations) to September 30, 2014 and the fiscal year ended September 30, 2015, the Fund paid the Adviser the following in advisory fees:

--------------------------------------------------------------------------------------------------------
          CONTRACTUAL ADVISORY FEE PAID      FEE WAIVED BY ADVISER      TOTAL FEE PAID (AFTER WAIVER)
--------------------------------------------------------------------------------------------------------
2014                  $ 12,760                       $ 12,760                        $0
--------------------------------------------------------------------------------------------------------
2015                  $148,636                       $148,636                        $0
--------------------------------------------------------------------------------------------------------

The advisory fees in the table above do not include any Incentive Fees received by the Adviser. For the fiscal year ended September 30, 2015, the Fund paid $38,531 in Incentive Fees to the Adviser.

THE PORTFOLIO MANAGER

This section includes information about the Fund's portfolio manager, including information about other accounts he manages, the dollar range of Fund shares he owns and how he is compensated.


As stated in the Prospectus, Barry Gill has served as the portfolio manager of the Fund since the Fund's inception in 2014 and is primarily responsible for the day-to-day management of the Fund's portfolio.



COMPENSATION. The Adviser's compensation and benefits programs are designed to provide its investment professionals with incentives to excel, and to promote an entrepreneurial, performance-oriented culture with clear accountability. They also align the interests of investment professionals with those of the Adviser's clients and other stakeholders.


In general, the total compensation received by the portfolio managers and analysts at the Adviser consists of two elements: a fixed component (base salary and benefits) and an annual discretionary performance award.

Fixed component (base salary and benefits):

     o Set with the aim of being competitive in the industry and monitored and adjusted periodically with reference to the relevant local labor market in order to remain so.

     o The fixed component is used to recognize the experience, skills and knowledge that each portfolio manager and analyst brings to their role.

Performance award:

     o    Determined annually on a discretionary basis.

     o Based on the individual's financial and non-financial contribution--as assessed through a rigorous performance assessment process--as well as the performance of their respective function, of the Adviser and of UBS as a whole.

     o Delivered in cash and, when total compensation is over a defined threshold, partly in deferral vehicles.

     o For awards subject to deferral, the deferred amount is calculated using graduated marginal deferral rates, which increase as the value of the performance award increases.

     o Deferred amounts are then delivered via two deferral vehicles -- 75% in the Adviser's Equity Ownership Plan ("O'Connor EOP") and 25% in the Deferred Contingent Capital Plan ("DCCP"):


          o O'Connor EOP awards generally vest over five years with 40% of the award vesting in year two, 40% in year three and 20% in year five provided the vesting conditions, including continued service, are met and the awards have not been forfeited on or before the vesting dates. The Notional Funds awarded under the Global AM EOP are aligned to selected funds of the Adviser. They provide for a high level of transparency and correlation between an employee's compensation and the investment performance of the Adviser. This alignment with funds of the Adviser enhances the alignment of investment professionals' and other employees' interests with those of our clients.

          o The DCCP is a mandatory deferral plan introduced for performance year 2012. Awards under the DCCP vest 100% in year five, subject to vesting conditions, including continued employment, and subject to forfeiture.

The Adviser believes that not only do these deferral plans reinforce the critical importance of creating long-term business value, but both plans also serve as alignment and retention tools.

FUND SHARES OWNED BY PORTFOLIO MANAGER. The following table shows the dollar amount range of the portfolio manager's "beneficial ownership" of shares of the Fund as of the end of the most recently completed fiscal year. Dollar amount ranges disclosed are established by the SEC. "Beneficial ownership" is determined in accordance with Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the "1934 Act").


--------------------------------------------------------------------------------
    NAME                            DOLLAR RANGE OF FUND SHARES OWNED(1)
--------------------------------------------------------------------------------
    Barry Gill                                $50,001 - $100,000
--------------------------------------------------------------------------------

(1)  Valuation date is September 30, 2015.

OTHER ACCOUNTS. In addition to the Fund, Mr. Gill is responsible for the day-to-day management of certain other accounts, as listed below. The information provided below is as of September 30, 2015.


--------------------------------------------------------------------------------------------------------
                              REGISTERED                  OTHER POOLED
                        INVESTMENT COMPANIES          INVESTMENT VEHICLES            OTHER ACCOUNTS
                     -----------------------------------------------------------------------------------
                     NUMBER OF                      NUMBER OF   TOTAL ASSETS     NUMBER OF
NAME                 ACCOUNTS      TOTAL ASSETS     ACCOUNTS    ($ MILLIONS)     ACCOUNTS   TOTAL ASSETS
--------------------------------------------------------------------------------------------------------
Barry Gill               0           $0               1*           $92*             0          $0
--------------------------------------------------------------------------------------------------------



* This account is subject to a performance-based advisory fee.

CONFLICTS OF INTERESTS. The portfolio manager's management of other accounts may give rise to potential conflicts of interest in connection with his management of the Fund's investments, on the one hand, and the investments of the other accounts, on the other. The other accounts may have the same investment objectives as the Fund. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby the portfolio manager could favor one account over another. Another potential conflict could include the portfolio manager's knowledge about the size, timing and possible market impact of Fund trades, whereby the portfolio manager could use this information to the advantage of other accounts and to the disadvantage of the Fund. However, the Adviser has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated.

THE ADMINISTRATOR

SEI Investments Global Funds Services (the "Administrator"), a Delaware statutory trust with its principal business offices at One Freedom Valley Drive, Oaks, Pennsylvania 19456, serves as administrator and fund accountant of the Fund. SEI Investments Management Corporation ("SIMC"), a wholly owned subsidiary of SEI Investments Company ("SEI Investments"), is the owner of all beneficial interest in the Administrator. SEI Investments and its subsidiaries and affiliates, including the Administrator, are leading providers of funds evaluation services, trust accounting systems, and brokerage and information services to financial institutions, institutional investors, and money managers. The Administrator and its affiliates also serve as administrator or sub-administrator to other investment companies.

Under an Administration Agreement with the Fund ("Administration Agreement"), the Administrator is responsible for managing the business affairs of the Fund, subject to the supervision of the Board, and receives an administration fee calculated and assessed monthly in arrears based on the aggregate net assets of the Fund as of the prior month-end. The Administrator's administrative services include the provision of regulatory reporting and all necessary office space, equipment, personnel and facilities and other administrative services necessary to conduct the Fund's business. As fund accountant, the Administrator provides accounting and bookkeeping services for the Fund, including the calculation of the Fund's NAV.


ADMINISTRATION FEES PAID TO THE ADMINISTRATOR.   For its services under the
Administration Agreement, the Administrator is paid a fee, which varies based on the average daily net assets of the Fund, subject to certain minimums. For the fiscal period from August 1, 2014 (commencement of Fund operations) to September 30, 2014 and the fiscal year ended September 30, 2015, the Fund paid $25,069 and $150,006, respectively, for these services.



THE TRANSFER AGENT

Atlantic Fund Services, LLC, Three Canal Plaza, Portland, Maine 04101 (the "Transfer Agent"), serves as the Fund's transfer agent and dividend disbursing agent under a transfer agency agreement with the Fund.

THE DISTRIBUTOR

GENERAL. The Fund and SEI Investments Distribution Co. (the "Distributor") are parties to a distribution agreement ("Distribution Agreement"), whereby the Distributor acts as principal underwriter for the Fund's shares. The principal business address of the Distributor is One Freedom Valley Drive, Oaks, Pennsylvania 19456. The offering of the Fund's shares is continuous on a monthly basis and the Distributor distributes the Fund's shares on a best efforts and agency basis (not as principal).


The continuance of the Distribution Agreement must be specifically approved at least annually (i) by the vote of the Trustees or by a vote of the majority of the shareholders of the Fund and (ii) by the vote of a majority of the Trustees who are not "interested persons" of the Fund and have no direct or indirect financial interest in the operations of the Distribution Agreement or any related agreement, cast in person at a meeting called for the purpose of voting on such approval. The Distribution Agreement will terminate automatically in the event of its assignment (as such term is defined in the 1940 Act), and is terminable at any time without penalty by the Board or, by a majority of the outstanding shares of the Fund, upon not more than 60 days' written notice by either party.


PAYMENTS TO FINANCIAL INTERMEDIARIES


PAYMENTS BY THE FUND

The Fund may enter into agreements with financial intermediaries pursuant to which the Fund may pay financial intermediaries for non-distribution related sub-transfer agency, administrative, sub-accounting, and other shareholder services. Payments made pursuant to such agreements are generally based on either (1) a percentage of the average daily net assets of Fund shareholders serviced by a financial intermediary, or (2) the number of Fund shareholders serviced by a financial intermediary.

OTHER PAYMENTS BY THE ADVISER


The Adviser and/or its affiliates, in their discretion, may make payments from their own resources and not from Fund assets to affiliated or unaffiliated brokers, dealers, banks (including bank trust departments), trust companies, registered investment advisers, financial planners, retirement plan administrators, insurance companies, and any other institution having a service, administration, or any similar arrangement with the Fund, its service providers or their respective affiliates, as incentives to help market and promote the Fund and/or in recognition of their distribution, marketing, administrative services, and/or processing support.


These additional payments may be made to financial intermediaries that sell
Fund shares or provide services to the Fund, the Distributor or shareholders of the Fund through the financial intermediary's retail distribution channel and/or fund supermarkets. Payments may also be made through the financial intermediary's retirement, qualified tuition, fee-based advisory, wrap fee, bank trust, or insurance (e.g., individual or group annuity) programs. These payments may include, but are not limited to, placing the Fund in a financial intermediary's retail distribution channel or on a preferred or recommended fund list; providing business or shareholder financial planning assistance; educating financial intermediary personnel about the Fund; providing access to sales and management representatives of the financial intermediary; promoting sales of Fund shares; providing marketing and educational support; maintaining share balances and/or for sub-accounting, administrative or shareholder transaction processing services. A financial intermediary may perform the services itself or may arrange with a third party to perform the services.

The Adviser and/or its affiliates may also make payments from their own resources to financial intermediaries for costs associated with the purchase of products or services used in connection with sales and marketing, participation in and/or presentation at conferences or seminars, sales or training programs, client and investor entertainment and other sponsored events. The costs and expenses associated with these efforts may include travel, lodging, sponsorship at educational seminars and conferences, entertainment and meals to the extent permitted by law.


Revenue sharing payments may be negotiated based on a variety of factors, including the level of sales, the amount of Fund assets attributable to investments in the Fund by financial intermediaries customers, a flat fee or other measures as determined from time to time by the Adviser and/or its affiliates. A significant purpose of these payments is to increase the sales of Fund shares, which in turn may benefit the Adviser through increased fees as Fund assets grow.


Investors should understand that some financial intermediaries may also charge their clients fees in connection with purchases of shares or the provision of shareholder services.


THE CUSTODIAN

Union Bank, N.A., 350 California Street, 6th Floor, San Francisco, CA 94104, serves as the custodian for the Fund.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, with its principal business office located at One Commerce Square, 2005 Market Street, Suite 700, Philadelphia, Pennsylvania 19103, serves as the independent registered public accounting firm for the Fund.

LEGAL COUNSEL


Morgan, Lewis & Bockius LLP, with its principal business office located at 1701 Market Street, Philadelphia, Pennsylvania 19103, serves as legal counsel to the Fund. Willkie Farr & Gallagher LLP serves as legal counsel to the Fund's Independent Trustees (defined below).


TRUSTEES AND OFFICERS OF THE FUND

BOARD RESPONSIBILITIES. The management and affairs of the Fund are overseen by the Trustees. The Board has approved contracts, as described above, under which certain companies provide essential management services to the Fund.


The day-to-day business of the Fund, including the management of risk, is performed by third party service providers, such as the Adviser, the Distributor and the Administrator. The Trustees are responsible for overseeing the Fund's service providers and, thus, have oversight responsibility with respect to risk management performed by those service providers. Risk management seeks to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the Fund. The Fund and its service providers employ a variety of processes, procedures and controls to identify various possible events or circumstances, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each service provider is responsible for one or more discrete aspects of the Fund's business (e.g., the Adviser is responsible for the day-to-day management of the Fund's portfolio investments) and, consequently, for managing the risks associated with that business. The Board has emphasized to the Fund's service providers the importance of maintaining vigorous risk management.


The Trustees' role in risk oversight begins before the inception of the Fund, at which time certain of the Fund's service providers present the Board with information concerning the investment objective, strategies and risks of the Fund as well as proposed investment limitations for the Fund. Additionally, the Adviser provides the Board with an overview of, among other things, its investment philosophy, brokerage practices and compliance infrastructure. Thereafter, the Board continues its oversight function as various personnel, including the Fund's Chief Compliance Officer (the "Chief Compliance Officer"), as well as personnel of the Adviser and other service providers such as the Fund's independent accountants, make periodic reports to the Audit Committee or to the Board with respect to various aspects of risk management. The Board and the Audit Committee oversee efforts by management and service providers to manage risks to which the Fund may be exposed.


The Board is responsible for overseeing the services provided to the Fund by the Adviser and receives information about those services at its regular meetings. In addition, following an initial two-year term, on an annual basis, in connection with its consideration of whether to renew the advisory agreement with the Adviser, the Board meets with the Adviser to review such services. Among other things, the Board regularly considers the Adviser's adherence to the Fund's investment restrictions and compliance with various Fund policies and procedures and with applicable securities regulations. The Board also reviews information about the Fund's investments, including, for example, portfolio holdings schedules.

The Chief Compliance Officer reports regularly to the Board to review and discuss compliance issues and Fund and Adviser risk assessments. At least annually, the Chief Compliance Officer provides the Board with a report reviewing the adequacy and effectiveness of the Fund's policies and procedures and those of its service providers, including the Adviser. The report addresses the operation of the policies and procedures of the Fund and each service provider since the date of the last report; any material changes to the policies and procedures since the date of the last report; any recommendations for material changes to the policies and procedures; and any material compliance matters since the date of the last report.


The Board receives reports from the Fund's service providers regarding operational risks and risks related to the valuation and liquidity of portfolio securities. The Fund's Fair Valuation Committee makes regular reports to the Board concerning investments for which market quotations are not readily available. Annually, the Fund's independent registered public accounting firm reviews with the Audit Committee its audit of the Fund's financial statements, focusing on major areas of risk encountered by the Fund and noting any significant deficiencies or material weaknesses in the Fund's internal controls. Additionally, in connection with its oversight function, the Board oversees Fund management's implementation of disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Fund in its periodic reports with the SEC are recorded, processed, summarized, and reported within the required time periods. The Board also oversees the Fund's internal controls over financial reporting, which comprise policies and procedures designed to provide reasonable assurance regarding the reliability of the Fund's financial reporting and the preparation of the Fund's financial statements.

From their review of these reports and discussions with the Adviser, the Chief Compliance Officer, the independent registered public accounting firm and other service providers, the Board and the Audit Committee learn in detail about the material risks of the Fund, thereby facilitating a dialogue about how management and service providers identify and mitigate those risks.

The Board recognizes that not all risks that may affect the Fund can be identified and/or quantified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve the Fund's goals, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of the relevant information. Most of the Fund's investment management and business affairs are carried out by or through the Adviser and other service providers each of which has an independent interest in risk management but whose policies and the methods by which one or more risk management functions are carried out may differ from the Fund's and each other's in the setting of priorities, the resources available or the effectiveness of relevant controls. As a result of the foregoing and other factors, the Board's ability to monitor and manage risk, as a practical matter, is subject to limitations.


MEMBERS OF THE BOARD. There are four members of the Board, three of whom are not "interested persons" of the Fund, as that term is defined in the 1940 Act ("Independent Trustees"). Mr. Doran, an interested person of the Fund, serves as Chairman of the Board. Mr. Hunt, an Independent Trustee, serves as the lead Independent Trustee. The Fund has determined its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. The Fund made this determination in consideration of, among other things, the fact that the Independent Trustees constitute three-quarters of the Board, the fact that the chairperson of each Committee of the Board is an Independent Trustee, the amount of assets under management in the Fund, and the number of funds overseen by the Board. The Board also believes that its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from Fund management.


The Board has two standing committees: the Audit Committee and the Governance Committee. The Audit Committee and Governance Committee are chaired by an Independent Trustee and composed of all of the Independent Trustees.

In his role as lead Independent Trustee, Mr. Hunt, among other things: (i) presides over Board meetings in the absence of the Chairman of the Board; (ii) presides over executive sessions of the Independent Trustees; (iii) along with the Chairman of the Board, oversees the development of agendas for Board meetings; (iv) facilitates communication between the Independent Trustees and management, and among the Independent Trustees; (v) serves as a key point person for dealings between the Independent Trustees and management; and (vi) has such other responsibilities as the Board or Independent Trustees determine from time to time.

TRUSTEES AND OFFICERS OF THE FUND. Set forth below are the names, years of birth, position with the Fund, and the principal occupations and other directorships held during at least the last five years of each of the persons currently serving as a Trustee or officer of the Fund. There is no stated term of office for the Trustees and officers of the Fund. Unless otherwise noted, the business address of each Trustee or officer is c/o O'Connor EQUUS, One Freedom Valley Drive, Oaks, Pennsylvania 19456. The Fund is the only fund in the Fund Complex.

--------------------------------------------------------------------------------------------------
NAME AND               POSITION WITH       PRINCIPAL OCCUPATIONS    OTHER DIRECTORSHIPS HELD IN
YEAR OF BIRTH          TRUST               IN THE PAST 5 YEARS      THE PAST 5 YEARS
--------------------------------------------------------------------------------------------------
INTERESTED TRUSTEE (1)
--------------------------------------------------------------------------------------------------

William M. Doran       Chairman of the     Self-Employed Consultant Current Directorships:
(Born: 1940)           Board of Trustees,  since 2003. Partner at   Trustee of The Advisors'
                       Interested Trustee, Morgan, Lewis & Bockius  Inner Circle Fund, The
                       President and       LLP (law firm) from 1976 Advisors' Inner Circle Fund
                       Principal           to 2003. Counsel to the  II, Bishop Street Funds,
                       Executive Officer   Trust, SEI Investments,  The KP Funds, The Advisors' Inner
                       (since 2014)        SIMC, the Administrator  Circle Fund III, Winton Series
                                           and the Distributor.     Trust, Winton Diversified
                                                                    Opportunities Fund (closed-end
                                                                    investment company), Gallery
                                                                    Trust, SEI Daily  Income Trust,
                                                                    SEI Institutional
                                                                    International Trust, SEI
                                                                    Institutional Investments Trust, SEI
                                                                    Institutional Managed Trust,
                                                                    SEI Liquid Asset Trust, SEI
                                                                    Asset Allocation Trust, SEI
                                                                    Tax Exempt Trust, Adviser
                                                                    Managed Trust, New
                                                                    Covenant Funds, SEI
                                                                    Insurance Products Trust and
                                                                    SEI Catholics Values Trust.
                                                                    Director of SEI Investments
                                                                    (Europe), Limited, SEI
                                                                    Investments-- Global Funds
                                                                    Services,  Limited, SEI Investments
                                                                    Global, Limited, SEI
                                                                    Investments (Asia), Limited,
                                                                    SEI Global Nominee Ltd.,
                                                                    SEI Investments -- Unit Trust
                                                                    Management (UK) Limited and SEI
                                                                    Investments Co.
                                                                    Director of the Distributor
                                                                    since 2003.

                                                                    Former Directorships:
                                                                    Director of SEI Alpha
                                                                    Strategy Portfolios, LP to
                                                                    2013.

--------------------------------------------------------------------------------------------------
INDEPENDENT
TRUSTEES
--------------------------------------------------------------------------------------------------

Jon C. Hunt            Trustee (since      Retired since 2013.      Current Directorships: Trustee
(Born: 1951)           2014)               Consultant to            of City National Rochdale
                                           Management, Convergent   Funds, The Advisors' Inner
                                           Capital Management, LLC  Circle Fund III,  Winton Series
                                           ("CCM") from 2012 to     Trust, Winton Diversified
                                           2013. Managing Director  Opportunities Fund (closed-end
                                           and Chief Operating      investment company)and Gallery
                                           Officer, CCM from        Trust. Member of Independent
                                           1998 to 2012.            Committee  of Nuveen
                                                                    Commodities Asset Management.

--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

Thomas P. Lemke   Trustee (since      Retired since 2013.        Current Directorships: Trustee
(Born: 1954)      2014)               Executive Vice President   of AXA Premier VIP Trust, The
                                      and General Counsel,       Advisors' Inner Circle Fund
                                      Legg Mason, Inc. from      III, Winton Series
                                      2005 to 2013.              Trust, Winton Diversified
                                                                 Opportunities Fund (closed-end
                                                                 investment company), Gallery Trust
                                                                 and JP Morgan Active ETFs.

                                                                 Former Directorships: Director of
                                                                 Victory Funds to 2015.
--------------------------------------------------------------------------------------------------
Randall S. Yanker Trustee (since      Co-Founder and Senior      Current Directorships: Trustee of
(Born: 1960)      2014)               Partner, Alternative Asset The Advisors' Inner Circle Fund
                                      Managers, L.P. since 2004. III, Winton Series
                                                                 Trust, Winton Diversified
                                                                 Opportunities Fund (closed-end
                                                                 investment company) and Gallery
                                                                 Trust. Independent Non-Executive
                                                                 Director of HFA Holdings Limited.

--------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------
NAME AND               POSITION WITH TRUST               PRINCIPAL OCCUPATION IN PAST 5 YEARS
YEAR OF BIRTH
------------------------------------------------------------------------------------------------------------
OTHER OFFICERS
------------------------------------------------------------------------------------------------------------
Nicholas Vagra         President                         Chief Operating Officer, UBS O'Connor LLC,
(Born: 1968)           (since 2014)                      since 1991.
------------------------------------------------------------------------------------------------------------
Michael Beattie        Vice President                    Director of Client Service, SEI Investments
(Born: 1965)           (since 2014)                      Company, since 2004.
------------------------------------------------------------------------------------------------------------

Robert Nesher          Vice Chairman                     SEI employee 1974 to present; currently
(Born: 1946)           (since 2014)                      performs various services on behalf of SEI
                                                         Investments for which Mr. Nesher is
                                                         compensated. Vice Chairman of The Advisors'
                                                         Inner Circle Fund III, Winton Series
                                                         Trust, Winton Diversified
                                                         Opportunities Fund (closed-end
                                                         investment company) and Gallery Trust.
                                                         President, Chief Executive Officer and Trustee of
                                                         SEI Daily Income Trust, SEI Liquid Asset Trust,
                                                         SEI Tax Exempt Trust, SEI Institutional
                                                         Managed Trust, SEI Institutional International
                                                         Trust, SEI Institutional Investments Trust, SEI
                                                         Asset Allocation Trust, Adviser Managed Trust,
                                                         New Covenant Funds, SEI Insurance Products Trust
                                                         and SEI Catholic Values Trust.
                                                         President and Director of SEI
                                                         Structured Credit Fund, LP. President, Chief
                                                         Executive Officer and Director of SEI Alpha
                                                         Strategy Portfolios, LP, June 2007 to September 2013.
                                                         President and Director of SEI Opportunity Fund,
                                                         L.P. to 2010.

------------------------------------------------------------------------------------------------------------
Robert Kerns           Treasurer, Controller and Chief   Fund Accounting Director, SEI Alternative
(Born: 1967)           Financial Officer                 Investment Financial Services, since 2003.
                       (since 2014)
------------------------------------------------------------------------------------------------------------
Dianne M.              Vice President and Secretary      Counsel at SEI Investments since 2010.
Descoteaux             (since 2014)                      Associate at Morgan, Lewis & Bockius LLP
(Born: 1977)                                             from 2006 to 2010.
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
Lisa Whittaker         Vice President and Assistant      Counsel at SEI Investments since 2012.
(Born: 1978)           Secretary                         Associate Counsel and Compliance Officer at
                       (since 2014)                      The Glenmede Trust Company, N.A. from 2011
                                                         to 2012. Associate at Drinker Biddle & Reath
                                                         LLP from 2006 to 2011.
------------------------------------------------------------------------------------------------------------

Russell Emery          Chief Compliance Officer          Chief Compliance Officer of SEI Structured
(Born: 1962)           (since 2014)                      Credit Fund, LP since June 2007. Chief
                                                         Compliance Officer of SEI Alpha Strategy
                                                         Portfolios, LP from June 2007 to September
                                                         2013. Chief Compliance Officer of The
                                                         Advisors' Inner Circle Fund, The Advisors' Inner
                                                         Circle Fund II,  The Advisors' Inner Fund III,
                                                         Bishop Street Funds, Winton Series Trust,
                                                         Winton Diversified Opportunities Fund (closed-end
                                                         investment company), Gallery Trust
                                                         SEI Institutional Managed Trust, SEI Asset
                                                         Allocation Trust, SEI Institutional International
                                                         Trust, SEI Institutional Investments Trust, SEI
                                                         Daily Income Trust, SEI Liquid Asset Trust,
                                                         SEI Tax Exempt Trust, Adviser Managed Trust,
                                                         New Covenant Funds, SEI Insurance Products
                                                         Trust, The KP Funds and SEI Catholics Values
                                                         Trust. Chief Compliance Officer of SEI Opportunity
                                                         Fund, L.P. until 2010.

------------------------------------------------------------------------------------------------------------
John Y. Kim            Vice President and Assistant      Attorney, SEI Investments Company (2014-
(Born: 1981)           Secretary                         present). Associate, Stradley Ronon Stevens &
                       (since 2014)                      Young, LLP (2009-2014).
------------------------------------------------------------------------------------------------------------

Bridget E. Sudall      Privacy Officer (since 2015)      Senior Associate and AML Officer, Morgan
(Born: 1980)           Anti-Money Laundering             Stanley Alternative Investment Partners (2011-
                       Officer (since 2015)              2015). Investor Services Team Lead, Morgan
                                                         Stanley Alternative Investment Partners (2007-
                                                         2011).

------------------------------------------------------------------------------------------------------------

(1) Mr. Doran is deemed to be an "interested person" of the Fund as that term is defined in the 1940 Act by virtue of his positions with the Distributor and its affiliates.

INDIVIDUAL TRUSTEE QUALIFICATIONS. The Fund has concluded that each of the Trustees should serve on the Board because of their ability to review and understand information about the Fund provided to them by management, to identify and request other information they may deem relevant to the performance of their duties, to question management and other service providers regarding material factors bearing on the management and administration of the Fund, and to exercise their business judgment in a manner that serves the best interests of the Fund's shareholders. The Fund has concluded that each of the Trustees should serve as a Trustee based on their own experience, qualifications, attributes and skills as described below.


The Fund has concluded that Mr. Doran should serve as Trustee because of the experience he gained serving as a Partner in the Investment Management and Securities Industry Practice of a large law firm, his experience in and knowledge of the financial services industry, and the experience he has gained serving on other investment company boards.


The Fund has concluded that Mr. Hunt should serve as Trustee because of the experience he gained in a variety of leadership roles with different investment management institutions, his experience in and knowledge of the financial services industry, and the experience he has gained as a board member of open-end, closed-end and private funds investing in a broad range of asset classes, including alternative asset classes.

The Fund has concluded that Mr. Lemke should serve as Trustee because of the extensive experience he gained in the financial services industry, including experience in various senior management positions with financial services firms and multiple years of service with a regulatory agency, his background in controls, including legal, compliance and risk management, and his service as general counsel for several financial services firms.

The Fund has concluded that Mr. Yanker should serve as Trustee because of the experience he gained in a variety of leadership roles with the alternative asset management divisions of various financial services firms, his experience in and knowledge of the financial services industry, and the experience he has gained advising institutions on alternative asset management.




In its periodic assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board's overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Fund.

BOARD COMMITTEES. The Board has established the following standing committees:


     o AUDIT COMMITTEE. The Board has a standing Audit Committee that is composed of each of the Independent Trustees. The Audit Committee operates under a written charter approved by the Board. The principal responsibilities of the Audit Committee include: (i) recommending which firm to engage as the Fund's independent registered public accounting firm and whether to terminate this relationship; (ii) reviewing the independent registered public accounting firm's compensation, the proposed scope and terms of its engagement, and the firm's independence; (iii) pre-approving audit and non-audit services provided by the Fund's independent registered public accounting firm to the Fund and certain other affiliated entities; (iv) serving as a channel of communication between the independent registered public accounting firm and the Trustees; (v) reviewing the results of each external audit, including any qualifications in the independent registered public accounting firm's opinion, any related management letter, management's responses to recommendations made by the independent registered public accounting firm in connection with the audit, reports submitted to the Committee by the internal auditing department of the Administrator that are material to the Fund as a whole, if any, and management's responses to any such reports; (vi) reviewing the Fund's audited financial statements and considering any significant disputes between the Fund's management and the independent registered public accounting firm that arose in connection with the preparation of those financial statements; (vii) considering, in consultation with the independent registered public accounting firm and the Fund's senior internal accounting executive, if any, the independent registered public accounting firms' reports on the adequacy of the Fund's internal financial controls; (viii) reviewing, in consultation with the Fund's independent registered public accounting firm, major changes regarding auditing and accounting principles and practices to be followed when preparing the Fund's financial statements; and (ix) other audit related matters. Mr. Hunt, Mr. Lemke and Mr. Yanker currently serve as members of the Audit Committee. Mr. Lemke serves as the Chairman of the Audit Committee. The Audit Committee meets periodically, as necessary, and met four (4) times during the most recently completed fiscal year.

     o GOVERNANCE COMMITTEE. The Board has a standing Governance Committee that is composed of each of the Independent Trustees of the Fund. The Governance Committee operates under a written charter approved by the Board. The principal responsibilities of the Governance Committee include: (i) considering and reviewing Board governance and compensation issues; (ii) conducting a self-assessment of the Board's operations; (iii) selecting and nominating all persons to serve as Independent Trustees and evaluating the qualifications of "interested" Trustee candidates; and (iv) reviewing shareholder recommendations for nominations to fill vacancies on the Board if such recommendations are submitted in writing and addressed to the Committee at the Fund's office. Mr. Hunt, Mr. Lemke and Mr. Yanker currently serve as members of the Governance Committee. Mr. Lemke serves as the Chairman of the Governance Committee. The Governance Committee meets periodically, as necessary, and met four (4) times during the most recently completed fiscal year.


FAIR VALUATION COMMITTEE. The Board has also established a standing Fair Valuation Committee that is composed of various representatives of the Fund's service providers, as appointed by the Board. The Fair Valuation Committee operates under procedures approved by the Board. The principal responsibility of the Fair Valuation Committee is to determine the fair value of securities for which current market quotations are not readily available. The Fair Valuation Committee's determinations are reviewed by the Board.


FUND SHARES OWNED BY BOARD MEMBERS. The following table shows the dollar amount range of each Trustee's "beneficial ownership" of shares of the Fund as of the end of the most recently completed calendar year. Dollar amount ranges disclosed are established by the SEC. "Beneficial ownership" is determined in accordance with Rule 16a-1(a)(2) under the 1934 Act. The Trustees and officers of the Fund own less than 1% of the outstanding shares of the Fund.

----------------------------------------------------------------------------------------------------------
                                                               AGGREGATE DOLLAR RANGE OF SHARES
         NAME             DOLLAR RANGE OF FUND SHARES (1)      (ALL FUNDS IN THE FUND COMPLEX) (1,2)
----------------------------------------------------------------------------------------------------------
INTERESTED TRUSTEE
----------------------------------------------------------------------------------------------------------
 William M. Doran                    None                                     None
----------------------------------------------------------------------------------------------------------
INDEPENDENT TRUSTEES
----------------------------------------------------------------------------------------------------------
  Jon C. Hunt                        None                                     None
----------------------------------------------------------------------------------------------------------
 Thomas P. Lemke                     None                                     None
----------------------------------------------------------------------------------------------------------
 Randall S. Yanker                   None                                     None
----------------------------------------------------------------------------------------------------------



(1)  Valuation date is December 31, 2015.

(2)  The Fund is the only investment company in the Fund Complex.

BOARD COMPENSATION. The Fund paid the following fees to the Trustees during the fiscal year ended September 30, 2015.

---------------------------------------------------------------------------------------------------------
                                        AGGREGATE
                                 COMPENSATION FROM THE              TOTAL COMPENSATION
NAME                                       FUND                        FROM THE FUND
---------------------------------------------------------------------------------------------------------
INTERESTED TRUSTEE
---------------------------------------------------------------------------------------------------------
William M. Doran                            $0                 $0 for service on one (1) board
---------------------------------------------------------------------------------------------------------
INDEPENDENT TRUSTEES
---------------------------------------------------------------------------------------------------------
Jon C. Hunt                              $15,000                $15,000 for service on one (1) board
---------------------------------------------------------------------------------------------------------
Terrence O. Jones(1)                     $11,250                $11,250 for service on one (1) board
---------------------------------------------------------------------------------------------------------
Thomas P. Lemke                          $15,000                $15,000 for service on one (1) board
---------------------------------------------------------------------------------------------------------
Randall S. Yanker                        $15,000                $15,000 for service on one (1) board
---------------------------------------------------------------------------------------------------------

(1)  Resigned from the Board effective September 16, 2015.




PURCHASING SHARES


Shares are offered on a continuous monthly basis at NAV per share plus a placement fee (a "Placement Fee") of up to 2.00% and may be purchased generally as of 4:00 p.m. Eastern Time on the last business day of any month (the "Closing Time"), provided the New York Stock Exchange ("NYSE") is open for business, or at such other times as the Fund may determine. Currently, the Fund is closed for business when the following holidays are observed: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. During any continuous offering, shares may be purchased through the Distributor or selected selling agents or sub-distributors that have entered into dealer agreements with the Distributor. Any continuous offering, if commenced, may be discontinued at any time. The Fund will have the sole right to accept orders to purchase shares and reserves the right to reject any order in whole or in part.

The Placement Fee may be waived or adjusted for (i) affiliates of the Adviser;
(ii) employees or directors of the Adviser and its affiliates, and members of their immediate families; (iii) certain investors with an established business relationship with the Adviser or its affiliates; or (iv) Trustees or officers of the Fund. The Placement Fee will be in addition to the subscription price for shares and will not form a part of an investor's investment in the Fund. The Placement Fee will be assessed by the selling agent or sub-distributor, who may be an affiliate of the Adviser. There are no Placement Fees on reinvested distributions.


The Fund requires a minimum initial investment of $50,000 and minimum subsequent investments of $10,000. The Fund may waive these minimum investment requirements for one or more investors in its sole discretion. The minimum investment requirement may be waived for current and former officers, partners, directors or employees of the Adviser or any of its affiliates; any Trustee or officer of the Fund; brokerage or advisory clients of the Adviser or any of its affiliates; accounts for which the Adviser or any of its affiliates acts in a fiduciary capacity (I.E., as agent or trustee); certain registered fund wrap programs at the discretion of the Fund's officers; and for other investors at the discretion of the Fund's officers. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in the Prospectus. The Adviser may accept investments in the Fund on such other terms as it authorizes from time to time and may reject applications for shares for any or no reason, in its sole discretion.


Each prospective investor must submit a completed application, including the investor certification, five business days prior and payment three business days prior to the purchase date (currently as of Closing Time on the last business day of the month) in U.S. funds. The Fund reserves the right to waive these requirements in its sole discretion.

Class A shares are not listed on any securities exchange. There is no guarantee that a secondary market for Fund shares will develop. Shareholders will not have the right to redeem their shares. In addition, shares are subject to transfer restrictions, including a requirement that shares may be transferred only to persons who meet the Fund's eligibility requirements set forth in the Prospectus. However, the Fund will conduct periodic repurchase offers for a portion of its outstanding shares.

DETERMINATION OF NET ASSET VALUE


GENERAL POLICY. In general, securities for which market quotations are readily available are valued at current market value, and all other securities are valued at fair value in accordance with procedures adopted by the Board. In complying with the 1940 Act, the Fund relies on guidance provided by the SEC and by the SEC staff in various interpretive letters and other guidance.


The Fund will generally calculate its NAV for the last business day of every week and the last business day of every month as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern Time) by adding the total value of its assets, subtracting its liabilities and then dividing the result by the number of shares outstanding. The Fund also calculates its NAV in connection with periodic repurchase offers as described in the Prospectus.


EQUITY SECURITIES. Securities listed on a securities exchange, market or automated quotation system for which quotations are readily available (except for securities traded on NASDAQ), including securities traded over the counter, are valued at the last quoted sale price on an exchange or market (foreign or domestic) on which they are traded on the valuation date (or at approximately 4:00 p.m., Eastern Time, if such exchange is normally open at that time), or, if there is no such reported sale on the valuation date, at the most recent quoted bid price. For securities traded on NASDAQ, the NASDAQ Official Closing Price will be used. If such prices are not available or determined to not represent the fair value of the security as of the Fund's pricing time, the security will be valued at fair value as determined in good faith using methods approved by the Board.


MONEY MARKET SECURITIES AND OTHER DEBT SECURITIES. If available, money market securities and other debt securities are priced based upon valuations provided by recognized independent, third-party pricing agents. Such values generally reflect the last reported sales price if the security is actively traded. The third-party pricing agents may also value debt securities by employing methodologies that utilize actual market transactions, broker-supplied valuations, or other methodologies designed to identify the market value for such securities. Such methodologies generally consider such factors as security prices, yields, maturities, call features, ratings and developments relating to specific securities in arriving at valuations. Money market securities and other debt securities with remaining maturities of sixty days or less may be valued at their amortized cost, which approximates market value. If such prices are not available or determined to not represent the fair value of the security as of the Fund's pricing time, the security will be valued at fair value as determined in good faith using methods approved by the Board.


FOREIGN SECURITIES. The prices for foreign securities are reported in local currency and converted to U.S. dollars using currency exchange rates. Exchange rates are provided daily by recognized independent pricing agents.


DERIVATIVES AND OTHER COMPLEX SECURITIES. Exchange-traded options on securities and indices purchased by the Fund generally are valued at their last trade price or, if there is no last trade price, the last bid price. Exchange-traded options on securities and indices written by the Fund generally are valued at their last trade price or, if there is no last trade price, the last asked price. In the case of options traded in the over-the-counter market, if the OTC option is also an exchange-traded option, the Fund will follow the rules regarding the valuation of exchange-traded options. If the OTC option is not also an exchange-traded option, the Fund will value the option at fair value in accordance with procedures adopted by the Board.

Futures and swaps cleared through a central clearing house ("centrally cleared swaps") are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source. On days when there is excessive volume or market volatility, or the future or centrally cleared swap does not end trading by the time the Fund calculates NAV, the settlement price may not be available at the time at which the Fund calculates its NAV. On such days, the best available price (which is typically the last sales price) may be used to value the Fund's futures or centrally cleared swaps position.

Foreign currency forward contracts are valued at the current day's interpolated foreign exchange rate, as calculated using the current day's spot rate, and the thirty, sixty, ninety and one-hundred eighty day forward rates provided by an independent source.

If available, non-centrally cleared swaps, collateralized debt obligations, collateralized loan obligations and bank loans are priced based on valuations provided by an independent third party pricing agent. If a price is not available from an independent third party pricing agent, the security will be valued at fair value as determined in good faith using methods approved by the Board.

USE OF THIRD-PARTY INDEPENDENT PRICING AGENTS AND INDEPENDENT BROKERS. Pursuant to contracts with the Administrator, prices for most securities held by the Fund are provided daily by third-party independent pricing agents that are approved by the Board. The valuations provided by third-party independent pricing agents are reviewed daily by the Administrator.

If a security price cannot be obtained from an independent, third-party pricing agent, the Administrator shall seek to obtain a bid price from at least one independent broker.

FAIR VALUE PROCEDURES. Securities for which market prices are not "readily available" or which cannot be valued using the methodologies described above are valued in accordance with Fair Value Procedures established by the Board and implemented through the Fair Valuation Committee. The members of the Fair Valuation Committee report, as necessary, to the Board regarding portfolio valuation determinations. The Board, from time to time, will review these methods of valuation and will recommend changes which may be necessary to assure that the investments of the Fund are valued at fair value.

Some of the more common reasons that may necessitate a security being valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; the security has not been traded for an extended period of time; the security's primary pricing source is not able or willing to provide a price; trading of the security is subject to local government-imposed restrictions; or a significant event with respect to a security has occurred after the close of the market or exchange on which the security principally trades and before the time the Fund calculates NAV. When a security is valued in accordance with the Fair Value Procedures, the Fair Valuation Committee will determine the value after taking into consideration relevant information reasonably available to the Fair Valuation Committee.


TAXES

The following is only a summary of certain additional U.S. federal income tax considerations generally affecting the Fund and its shareholders that is intended to supplement the discussion contained in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its shareholders, and the discussion here and in the Prospectus is not intended as a substitute for careful tax planning. The following general discussion of certain federal income tax consequences is based on the Code and the regulations issued thereunder as in effect on the date of this SAI. New legislation, as well as administrative changes or court decisions, may significantly change the conclusions expressed herein, and may have a retroactive effect with respect to the transactions contemplated herein. Shareholders are urged to consult their tax advisors with specific reference to their own tax situations, including their foreign, state and local tax liabilities.


QUALIFICATION AS A REGULATED INVESTMENT COMPANY. The Fund intends to qualify and elect to be treated as a RIC. By following such a policy, the Fund expects to eliminate or reduce to a nominal amount the federal taxes to which it may be subject. If the Fund qualifies as a RIC, it will generally not be subject to federal income taxes on the net investment income and net realized capital gains that it timely distributes to its shareholders. The Board reserves the right not to maintain the Fund's qualification as a RIC if it determines such course of action to be beneficial to the Fund's shareholders.


In order to qualify as a RIC under the Code, the Fund must distribute annually to its shareholders at least 90% of its net investment income (which, includes dividends, taxable interest, and the excess of net short-term capital gains over net long-term capital losses, less operating expenses) and at least 90% of its net tax exempt interest income, for each tax year, if any, to its shareholders (the "Distribution Requirement") and also must meet certain additional requirements. Among these requirements are the following: (i) at least 90% of the Fund's gross income each taxable year must be derived from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities, or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and net income derived from an interest in a qualified publicly traded partnership (the "Qualifying Income Test"); and (ii) at the close of each quarter of the Fund's taxable year: (A) at least 50% of the value of its total assets must be represented by cash and cash items, U.S. Government securities, securities of other RICs and other securities, with such other securities limited, in respect to any one issuer, to an amount not greater than 5% of the value of the Fund's total assets and that does not represent more than 10% of the outstanding voting securities of such issuer, including the equity securities of a qualified publicly traded partnership, and
(B) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or securities of other RICs) of any one issuer or the securities (other than the securities of another RIC) of two or more issuers that the Fund controls and which are engaged in the same or similar trades or businesses or related trades or businesses, or the securities of one or more qualified publicly traded partnerships (the "Asset Diversification Test"). Although the Fund intends to distribute substantially all of its investment company taxable income and net capital gain for any taxable year, the Fund will be subject to federal income taxation to the extent such income or gains are not distributed.

For purposes of satisfying the Asset Diversification Test described above, it may be difficult for the Fund in all cases to identify the "issuer" of a particular Fund investment. There is a risk that the Internal Revenue Service (the "IRS") could make an adverse determination with respect to identifying the issuer of Fund investments. Such an adverse determination could adversely affect the Fund's ability to meet the Asset Diversification Test described above and could therefore jeopardize the Fund's status as a RIC.

Certain securities in which the Fund may invest may not produce qualifying income for purposes of the Qualifying Income Test (as described above) which must be met for the Fund to maintain its status as a RIC. For example, for purposes of the Qualifying Income Test, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the Fund. However, 100% of the net income derived from an interest in a "QPTP" (generally, a partnership (i) interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, (ii) that derives at least 90% of its income from the passive income sources specified in Code section 7704(d), and (iii) that derives less than 90% of its income from the qualifying income described in (i) of the prior paragraph) will be treated as qualifying income. In addition, although in general the passive loss rules of the Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a QPTP. The Fund intends to monitor its investments to ensure that any non-qualifying income does not exceed permissible limits, but the Fund may not be able to accurately predict the non-qualifying income from these investments, which could cause the Fund to inadvertently fail to qualify as a RIC.


If the Fund fails to satisfy the Qualifying Income or Asset Diversification tests in any taxable year, the Fund may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the diversification requirements where the Fund corrects the failure within a specified period. If the Fund fails to maintain qualification as a RIC for a tax year, and the relief provisions are not available, the Fund will be subject to federal income tax at regular corporate rates without any deduction for distributions to shareholders. In such case, its shareholders would be taxed as if they received ordinary dividends, although corporate shareholders could be eligible for the dividends received deduction (subject to certain limitations) and individuals may be able to benefit from the lower tax rates available to qualified dividend income. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before requalifying as a RIC. The Board reserves the right not to maintain the qualification of the Fund as a RIC if it determines such course of action to be beneficial to shareholders.

FEDERAL EXCISE TAX. If the Fund fails to distribute in a calendar year at least 98% of its ordinary income for the year and 98.2% of its capital gain net income (the excess of capital gains over capital losses without regard to holding periods) for the one-year period ending October 31 of that calendar year (and any retained amount from the prior calendar year on which the Fund paid no federal income tax), the

Fund will be subject to a nondeductible 4% federal excise tax on the undistributed amounts. The Fund intends to make sufficient distributions to avoid imposition of this tax, or to retain, at most its net capital gains and pay tax thereon. The Fund may in certain circumstances be required to liquidate Fund investments in order to make sufficient distributions to avoid federal excise tax liability at a time when the Adviser might not otherwise have chosen to do so, and liquidation of investments in such circumstances may affect the ability of the Fund to satisfy the requirement for qualification as a RIC.

The Fund may elect to treat part or all of any "qualified late year loss" as if it had been incurred in the succeeding taxable year in determining the Fund's taxable income, net capital gain, net short-term capital gain, and earnings and profits. The effect of this election is to treat any such "qualified late year loss" as if it had been incurred in the succeeding taxable year in characterizing Fund distributions for any calendar. A "qualified late year loss" generally includes net capital loss, net long-term capital loss, or net short-term capital loss incurred after October 31 of the current taxable year (commonly referred to as "post-October losses") and certain other late-year losses.


CAPITAL LOSS CARRYOVERS. The treatment of capital loss carryovers for the Fund is similar to the rules that apply to capital loss carryovers of individuals and provide that such losses are carried over by the Fund indefinitely. If the Fund has a "net capital loss" (that is, capital losses in excess of capital gains) for a taxable year, the excess of the Fund's net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of the Fund's next taxable year, and the excess of the Fund's net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Fund's next taxable year. Realized capital losses may be carried forward indefinitely until used, subject to limitations if the Fund undergoes a change in ownership as defined.


DISTRIBUTIONS TO SHAREHOLDERS. The Fund may realize capital gains and losses in connection with sales or other dispositions of its portfolio securities. Distributions of investment company taxable income, which includes interest, dividends, and net short-term capital gain, will be taxable to non-corporate shareholders as ordinary income. Distributions of net capital gain will be taxable to non-corporate shareholders as long-term capital gain regardless of how long such shareholder held its shares.

For non-corporate shareholders, certain distributions of investment company taxable income from the Fund may qualify as qualified dividend income. Qualified dividend income distributed to a non-corporate shareholder is taxable at lower long-term capital gains rates if the shareholder satisfies certain holding period requirements. A distribution of investment company taxable income from the Fund generally qualifies for such treatment to the extent it is attributable to and reported as qualified dividend income, and provided that certain holding period requirements are met by the shareholder. Long-term capital gains and qualified dividend income are currently taxable to non-corporate shareholders at a maximum rate of 20% (lower rates apply to taxpayers in lower tax brackets).


The Fund will report to you the amount of distributions of ordinary income, qualified dividend income and capital gain, if any, at the time they are paid and will report to you their tax status for federal income tax purposes shortly after the close of each calendar year. If you have not held Fund shares for a full year, the Fund may report and distribute to you, as ordinary income, qualified dividend income or capital gain, a percentage of income that is not equal to the actual amount of such income earned during the period of your investment in the Fund.

A dividend or distribution received shortly after the purchase of shares reduces the NAV of the shares by the amount of the dividend or distribution and, although in effect a return of capital, will be taxable to the shareholder. If the NAV of shares were reduced below the shareholder's cost by dividends or distributions representing gains realized on sales of securities, such dividends or distributions would be a return of investment though taxable to the shareholder in the same manner as other dividends or distributions.

In the case of corporate shareholders, the Fund's distributions (other than capital gain distributions) generally qualify for the dividend-received deduction to the extent such distributions are so reported and do not exceed the gross amount of qualifying dividends received by the Fund for the year. Generally, and subject to certain limitations (including certain holding period limitations), a dividend will be treated as a qualifying dividend if it has been received from a domestic corporation. All such qualifying dividends (including the deducted portion) must be included in your alternative minimum taxable income calculation.


To the extent that the Fund makes a distribution of income received by the Fund in lieu of dividends (a "substitute payment") with respect to securities on loan pursuant to a securities lending transaction, such income will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends received deduction for corporate shareholders.

Dividends declared to shareholders of record in October, November or December and actually paid in January of the following year will be treated as having been received by shareholders on December 31 of the calendar year in which declared. Under this rule, therefore, a shareholder may be taxed in one year on dividends or distributions actually received in January of the following year.

If the Fund's distributions exceed its current and accumulated earnings and profits, all or a portion of the distributions made in the same taxable year may be characterized as a return of capital to shareholders. A return of capital distribution will generally not be taxable, but will reduce each shareholder's cost basis in its Fund shares and result in a higher capital gain or lower capital loss when those shares on which the distribution was received are repurchased by the Fund.


In addition to the U.S. federal income tax, certain individuals, trusts, and estates may be subject to a Medicare tax of 3.8% . The Medicare tax is imposed on the lesser of a taxpayer's (i) investment income, net of deductions properly allocable to such income, or (ii) the amount by which the taxpayer's modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly, $200,000 for unmarried individuals, and $125,000 for married individuals filing separately). The Fund's distributions are includable in a shareholder's investment income for purposes of this Medicare tax. In addition, any capital gain realized by a shareholder upon a repurchase of Fund shares is includable in the shareholder's investment income for purposes of this Medicare tax.


The Fund may invest in complex securities. These investments may be subject to numerous special and complex tax rules. These rules could affect whether gains and losses recognized by the Fund are treated as ordinary income or capital gain, or long-term or short-term capital gain, and could accelerate the recognition of income to the Fund and/or defer the Fund's ability to recognize losses. In turn, those rules may affect the amount, timing or character of the income distributed to you by the Fund.


The Fund is required for federal income tax purposes to mark to market and recognize as income for each taxable year its net unrealized gains and losses on certain futures contracts as of the end of the year as well as those actually realized during the year. Gain or loss from futures and options contracts on broad-based indexes required to be marked to market will be 60% long-term and 40% short-term capital gain or loss. Application of this rule may alter the timing and character of distributions to shareholders. The Fund may be required to defer the recognition of losses on futures contracts, options contracts and swaps to the extent of any unrecognized gains on offsetting positions held by the Fund. These provisions may also require the Fund to mark to market certain types of positions in its portfolio (i.e., treat them as if they were closed out), which may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirement and for avoiding the excise tax discussed above. Accordingly, in order to avoid certain income and excise taxes, the Fund may be required to liquidate its investments at a time when the Adviser might not otherwise have chosen to do so.


With respect to investments in STRIPS, TRs, and other zero coupon securities which are sold at original issue discount and thus do not make periodic cash interest payments, the Fund will be required to include as part of its current income the imputed interest on such obligations even though the Fund has not received any interest payments on such obligations during that period. Because the Fund intends to distribute all of its investment company taxable income to its shareholders, the Fund may have to sell its portfolio securities to generate sufficient cash to distribute such imputed income, which may occur at a time when the Adviser would not have chosen to sell such securities, and which may result in taxable gain or loss.

Any market discount recognized on a bond is taxable as ordinary income. A market discount bond is a bond acquired in the secondary market at a price below redemption value or adjusted issue price if issued with original issue discount. Absent an election by the Fund to include the market discount in income as it accrues, gain on the Fund's disposition of such an obligation will be treated as ordinary income rather than capital gain to the extent of the accrued market discount.


The Fund may invest in certain MLPs which may be treated as QPTPs. Income from QPTPs is qualifying income for purposes of the Qualifying Income Test, but the Fund's investment in one or more of such QPTPs is limited under the Asset Diversification Test to no more than 25% of the value of the Fund's assets. MLPs deliver Form K-1s to the Fund to report its share of income, gains, losses, deductions and credits of the MLP. These Form K-1s may be delayed and may not be received until after the time that the Fund issues its tax reporting statements. As a result, the Fund may at times find it necessary to reclassify the amount and character of its distributions to you after it issues you your tax reporting statement.


The Fund may invest in REITs. Investments in REIT equity securities may require the Fund to accrue and distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. The Fund's investments in REIT equity securities may at other times result in the Fund's receipt of cash in excess of the REIT's earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to the Fund's shareholders for federal income tax purposes. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income.

Dividends and interest received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield on the Fund's stock or securities. Tax conventions between certain countries and the United States may reduce or eliminate these taxes. Foreign countries generally do not impose taxes on capital gains with respect to investments by foreign investors.

The Fund's transactions in foreign currencies and forward foreign currency contracts will generally be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer losses. These rules could therefore affect the character, amount and timing of distributions to shareholders. These provisions also may require the Fund to mark to market certain types of positions in its portfolio (i.e., treat them as if they were closed out) which may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the Distribution Requirements and for avoiding the excise tax described above. The Fund intends to monitor its transactions, intends to make the appropriate tax elections, and intends to make the appropriate entries in its books and records when it acquires any foreign currency or forward foreign currency contract in order to mitigate the effect of these rules so as to prevent disqualification of the Fund as a RIC and minimize the imposition of income and excise taxes.

If the Fund owns shares in certain foreign investment entities, referred to as "passive foreign investment companies" or "PFICs," the Fund will generally be subject to one of the following special tax regimes: (i) the Fund may be liable for U.S. federal income tax, and an additional interest charge, on a portion of any "excess distribution" from such foreign entity or any gain from the disposition of such shares, even if the entire distribution or gain is paid out by the Fund as a dividend to its shareholders; (ii) if the Fund were able and elected to treat a PFIC as a "qualified electing fund" or "QEF," the Fund would be required each year to include in income, and distribute to shareholders in accordance with the distribution requirements set forth above, the Fund's pro rata share of the ordinary earnings and net capital gains of the PFIC, whether or not such earnings or gains are distributed to the Fund; or (iii) the Fund may be entitled to mark to market annually shares of the PFIC, and in such event would be required to distribute to shareholders any such mark to market gains in accordance with the distribution requirements set forth above. The Fund may have to distribute to its shareholders certain "phantom" income and gain the Fund accrues with respect to its investment in a PFIC in order to satisfy the Distribution Requirement and to avoid imposition of the 4% excise tax described above. The Fund will make the appropriate tax elections, if possible, and take any additional steps that are necessary to mitigate the effect of these rules.

The Fund (or its administrative agent) must report to the IRS and furnish to certain Fund shareholders cost basis information for Fund shares that are repurchased by the Fund. In addition to reporting the gross proceeds from the repurchase of Fund shares, the Fund is also required to report the cost basis information for such shares and indicate whether these shares had a short-term or long-term holding period. These cost basis reporting requirements do not apply to shares held through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account, or to shares held by tax-exempt organizations, financial institutions, corporations (other than S corporations), banks, credit unions, and certain other entities and governmental bodies. For each repurchase of Fund shares, the Fund will permit shareholders to elect from among several IRS-approved cost basis methods. In the absence of an election, the Fund will use the average cost method as the default cost basis method. The cost basis method elected by the Fund shareholder (or the Fund's default cost basis method) for each repurchase of Fund shares may not be changed after the settlement date of each such repurchase of Fund shares. Fund shareholders should consult their tax advisors to determine which IRS-approved cost basis method is appropriate for their tax situation and to obtain more information about how cost basis reporting applies to them. Shareholders also should carefully review the cost basis information provided to them by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns.


REPURCHASES OF FUND SHARES. Shareholders whose shares are repurchased by the Fund may realize a capital gain or loss on the repurchase. For federal income tax purposes, a repurchase generally should be treated as a sale if, after the repurchase, the shareholder does not own any Fund shares and is not deemed to indirectly own any Fund shares under the attribution rules in Section 318 of the Code. Alternatively, if a shareholder's ownership interest in the Fund (taking into account attribution rules) is reduced by at least 20% following a repurchase, the repurchase generally should be treated as a sale. If the foregoing tests are not met, there is a risk that the proceeds from a repurchase could be taxable as a dividend to such shareholder. Furthermore, there is a risk that shareholders who do not participate in a repurchase could be treated as receiving a constructive dividend as a result of their proportionate increase in their ownership of the Fund resulting from the repurchase of other shareholders' shares.

If a repurchase of Fund shares is treated as a sale, the amount of the capital gain or loss and the applicable tax rate will depend generally upon the amount paid for the shares, the amount received from the repurchase, and the length of time that the shares were held by the shareholder. Gain or loss realized upon a repurchase will generally be treated as long-term capital gain or loss if the shares have been held for more than one year, and as short-term capital gain or loss if the shares have been held for one year or less. Any loss arising from the repurchase of shares held for six months or less, however, is treated as a long-term capital loss to the extent of any distributions of net capital gain received or deemed to be received with respect to such shares. In determining the holding period of such shares for this purpose, any period during which a shareholder's risk of loss is offset by means of options, short sales or similar transactions is not counted. Different rules generally apply to shareholders who do not hold their Fund shares as a capital asset. If a shareholder purchases Fund shares (through reinvestment of distributions or otherwise) within thirty days before or after any Fund shares are repurchased at a loss, all or part of such loss will not be deductible and will instead increase the basis of the new shares.


BACKUP WITHHOLDING. In certain cases, the Fund will be required to withhold at the applicable withholding rate, and remit to the U.S. Treasury, backup withholding on any distributions paid to a shareholder who (1) has failed to provide a correct Social Security number or taxpayer identification number, (2) is subject to backup withholding by the IRS, (3) has not certified to the Fund that such shareholder is not subject to backup withholding, or (4) has failed to certify that he or she is a U.S. citizen or U.S. resident alien.


TAX-EXEMPT SHAREHOLDERS. Certain tax-exempt shareholders, including qualified pension plans, individual retirement accounts, salary deferral arrangements, 401(k)s, and other tax-exempt entities, generally are exempt from federal income taxation except with respect to their unrelated business taxable income ("UBTI"). Under current law, the Fund generally serves to block UBTI from being realized by its tax-exempt shareholders. However, notwithstanding the foregoing, the tax-exempt shareholder could realize UBTI by virtue of an investment in the Fund where, for example: (i) the Fund invests in residual interests of REMICs, (ii) the Fund invests in a REIT that is a taxable mortgage pool ("TMP") or that has a subsidiary that is TMP or that invests in the residual interest of a REMIC, or (iii) shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of section 514(b) of the Code. Charitable remainder trusts are subject to special rules and should consult their tax advisor. The IRS has issued guidance with respect to these issues and prospective shareholders, especially charitable remainder trusts, are strongly encouraged to consult their tax advisors regarding these issues.

TAX SHELTER REPORTING REGULATIONS. Under U.S. Treasury regulations, generally, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC such as the Fund are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

The Fund's shares held in a tax-qualified retirement account will generally not be subject to federal taxation on income and capital gains distribution from the Fund until a shareholder begins receiving payments from its retirement account. Because each shareholder's tax situation is different, shareholders should consult their tax advisor about the tax implications of an investment in the Fund.

There may be other federal, state, local or foreign tax considerations applicable to prospective shareholders. Please consult your tax advisor regarding an investment in the Fund.

FUND TRANSACTIONS


BROKERAGE TRANSACTIONS. Generally, equity securities, both listed and over-the-counter, are bought and sold through brokerage transactions for which commissions are payable. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer's mark-up or reflect a dealer's mark-down. Money market securities and other debt securities are usually bought and sold directly from the issuer or an underwriter or market maker for the securities. Generally, the Fund will not pay brokerage commissions for such purchases. When a debt security is bought from an underwriter, the purchase price will usually include an underwriting commission or concession. The purchase price for securities bought from dealers serving as market makers will similarly include the dealer's mark up or reflect a dealer's mark down. When the Fund executes transactions in the over-the-counter market, it will generally deal with primary market makers unless prices that are more favorable are otherwise obtainable.

In addition, the Adviser may place a combined order for two or more accounts it manages, including the Fund, engaged in the purchase or sale of the same security if, in its judgment, joint execution is in the best interest of each participant and will result in best price and execution. Transactions involving commingled orders are allocated in a manner deemed equitable to each account or fund. Although it is recognized that, in some cases, the joint execution of orders could adversely affect the price or volume of the security that a particular account or the Fund may obtain, it is the opinion of the Adviser that the advantages of combined orders outweigh the possible disadvantages of separate transactions.


For the fiscal period from August 1, 2014 (commencement of Fund operations) to September 30, 2014 and the fiscal year ended September 30, 2015, the Fund paid $2,636.54 and $17,982.64, respectively, in aggregate brokerage commissions on portfolio transactions.


BROKERAGE SELECTION. The Fund does not expect to use one particular broker or dealer, and when one or more brokers is believed capable of providing the best combination of price and execution, the Adviser may select a broker based upon brokerage or research services provided to the Adviser. The Adviser may pay a higher commission than otherwise obtainable from other brokers in return for such services only if a good faith determination is made that the commission is reasonable in relation to the services provided.

Section 28(e) of the 1934 Act permits the Adviser, under certain circumstances, to cause the Fund to pay a broker or dealer a commission for effecting a transaction in excess of the amount of commission another broker or dealer would have charged for effecting the transaction in recognition of the value of brokerage and research services provided by the broker or dealer. In addition to agency transactions, the Adviser may receive brokerage and research services in connection with certain riskless principal transactions, in accordance with applicable SEC guidance. Brokerage and research services include: (1) furnishing advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; (2) furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts; and (3) effecting securities transactions and performing functions incidental thereto (such as clearance, settlement, and custody). In the case of research services, the Adviser believes that access to independent investment research is beneficial to its investment decision-making processes and, therefore, to the Fund.

To the extent research services may be a factor in selecting brokers, such services may be in written form or through direct contact with individuals and may include information as to particular companies and securities as well as market, economic, or institutional areas and information which assists in the valuation and pricing of investments. Examples of research-oriented services for which the Adviser might utilize Fund commissions include research reports and other information on the economy, industries, sectors, groups of securities, individual companies, statistical information, political developments, technical market action, pricing and appraisal services, credit analysis, risk measurement analysis, performance and other analysis. The Adviser may use research services furnished by brokers in servicing all client accounts and not all services may necessarily be used by the Adviser in connection with the Fund or any other specific client account that paid commissions to the broker providing such services. Information so received by the Adviser will be in addition to and not in lieu of the services required to be performed by the Adviser under the Advisory Agreement. Any advisory or other fees paid to the Adviser are not reduced as a result of the receipt of research services.

In some cases the Adviser may receive a service from a broker that has both a "research" and a "non-research" use. When this occurs, the Adviser makes a good faith allocation, under all the circumstances, between the research and non-research uses of the service. The percentage of the service that is used for research purposes may be paid for with client commissions, while the Adviser will use its own funds to pay for the percentage of the service that is used for non-research purposes. In making this good faith allocation, the Adviser faces a potential conflict of interest, but the Adviser believes that its allocation procedures are reasonably designed to ensure that it appropriately allocates the anticipated use of such services to their research and non-research uses.


From time to time, the Adviser may purchase new issues of securities for clients, including the Fund, in a fixed price offering. In these situations, the seller may be a member of the selling group that will, in addition to selling securities, provide the Adviser with research services. FINRA has adopted rules expressly permitting these types of arrangements under certain circumstances. Generally, the seller will provide research "credits" in these situations at a rate that is higher than that which is available for typical secondary market transactions. These arrangements may not fall within the safe harbor of Section 28(e).


For the fiscal year ended September 30, 2015, the Fund paid no commissions on brokerage transactions directed to brokers pursuant to an agreement or understanding whereby the broker provides research or other brokerage services to the Adviser.


BROKERAGE WITH FUND AFFILIATES. The Fund may execute brokerage or other agency transactions through registered broker-dealer affiliates of either the Fund, the Adviser or the Distributor for a commission in conformity with the 1940 Act, the 1934 Act and rules promulgated by the SEC. These rules require that commissions paid to the affiliate by the Fund for exchange transactions not exceed "usual and customary" brokerage commissions. The rules define "usual and customary" commissions to include amounts which are "reasonable and fair compared to the commission, fee or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time." The Trustees, including those who are not "interested persons" of the Fund, have adopted procedures for evaluating the reasonableness of commissions paid to affiliates and review these procedures periodically.


For the fiscal period from August 1, 2014 (commencement of Fund operations) to September 30, 2014 and the fiscal year ended September 30, 2015, the Fund paid the following aggregate brokerage commissions on portfolio transactions effected by affiliated brokers:

-----------------------------------------------------------------------------------------------------------
                 AGGREGATE DOLLAR AMOUNT OF           PERCENTAGE OF TOTAL            PERCENTAGE OF TOTAL
               BROKERAGE COMMISSIONS PAID TO      BROKERAGE COMMISSIONS           BROKERAGE TRANSACTIONS
                    AFFILIATED BROKERS           PAID TO AFFILIATED BROKERS          EFFECTED THROUGH
                                                                                     AFFILIATED BROKERS
-----------------------------------------------------------------------------------------------------------
2014                       $4                              0.17%                            0.41%
-----------------------------------------------------------------------------------------------------------
2015                     $683                              3.67%                           13.83%
-----------------------------------------------------------------------------------------------------------

SECURITIES OF "REGULAR BROKER-DEALERS." The Fund is required to identify any securities of its "regular brokers and dealers" (as such term is defined in the 1940 Act) which the Fund held during its most recent fiscal year. During the fiscal year ended September 30, 2015, the Fund did not hold any securities of its regular brokers or dealers.

PORTFOLIO TURNOVER RATES. Portfolio turnover rate is defined under SEC rules as the greater of the value of the securities purchased or securities sold, excluding all securities whose maturities at the time of acquisition were one-year or less, divided by the average monthly value of such securities owned during the year. Based on this definition, instruments with remaining maturities of less than one-year are excluded from the calculation of the portfolio turnover rate. The Fund may at times hold investments in other short-term instruments, such as repurchase agreements, which are excluded for purposes of computing portfolio turnover. Portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund and, therefore, the Fund's annual portfolio turnover rate may exceed 100% under normal circumstances. Because it is difficult to predict accurately portfolio turnover rates, actual turnover may be higher or lower than expected. Higher portfolio turnover results in increased Fund costs, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of securities and on the reinvestment in other securities. For the fiscal period from August 1, 2014 (commencement of Fund operations) to September 30, 2014 and the fiscal year ended September 30, 2015, the portfolio turnover rates for the Fund were as follows:

                         -------------------------
                         PORTFOLIO TURNOVER RATES
                         -------------------------
                         2014(1)            2015
                         -------------------------
                          9%                146%
                         -------------------------

                         (1)  Not Annualized.


PORTFOLIO HOLDINGS

The Board has approved policies and procedures that govern the timing and circumstances regarding the disclosure of Fund portfolio holdings information to shareholders and third parties. These policies and procedures are designed to ensure that disclosure of information regarding the Fund's portfolio securities is in the best interests of Fund shareholders, and include procedures to address conflicts between the interests of the Fund's shareholders, on the one hand, and those of the Adviser, principal underwriter or any affiliated person of the Fund, the Adviser, or the principal underwriter, on the other. Pursuant to such procedures, the Board has authorized the Adviser's Chief Compliance Officer (the "Authorized Person") to authorize the release of the Fund's portfolio holdings, as necessary, in conformity with the foregoing principles. The Authorized Person reports at least quarterly to the Board regarding the implementation of such policies and procedures.

Pursuant to applicable law, the Fund is required to disclose its complete portfolio holdings quarterly, within 60 days of the end of each fiscal quarter (currently, each September 30, December 31, March 31, and June 30). The Fund will disclose a complete or summary schedule of investments (which includes the Fund's 50 largest holdings in unaffiliated issuers and each investment in unaffiliated issuers that exceeds one percent of the Fund's NAV ("Summary Schedule")) in its Semi-Annual and Annual Reports which are distributed to the Fund's shareholders. The Fund's complete schedule of investments following the first and third fiscal quarters will be available in quarterly holdings reports filed with the SEC on Form N-Q, and the Fund's complete schedule of investments following the second and fourth fiscal quarters will be available in shareholder reports filed with the SEC on Form N-CSR.

Reports filed with the SEC on Form N-Q and Form N-CSR are not distributed to the Fund's shareholders but are available, free of charge, on the EDGAR database on the SEC's website at www.sec.gov. Should the Fund includes only a Summary Schedule rather than a complete schedule of investments in its Semi-Annual and Annual Reports, its Form N-CSR will be available without charge, upon request, by calling 1-888-793-8637.

In addition to information provided to shareholders and the general public, portfolio holdings information may be disclosed as frequently as daily to certain service providers, such as the custodian, Administrator or Transfer Agent, in connection with their services to the Fund. From time to time rating and ranking organizations, such as S&P, Lipper and Morningstar, Inc., may request non-public portfolio holdings information in connection with rating the Fund. Similarly, institutional investors, financial planners, pension plan sponsors and/or their consultants or other third-parties may request portfolio holdings information in order to assess the risks of the Fund's portfolios along with related performance attribution statistics. The lag time for such disclosures will vary. The Fund believes that these third parties have legitimate objectives in requesting such portfolio holdings information.


The Fund's policies and procedures provide that the Authorized Person may authorize disclosure of non-public portfolio holdings information to such parties at differing times and/or with different lag times. Prior to making any disclosure to a third party, the Authorized Person must determine that such disclosure serves a reasonable business purpose, is in the best interests of the Fund's shareholders and that to the extent conflicts between the interests of the Fund's shareholders and those of the Adviser, principal underwriter, or any affiliated person of the Fund exists, such conflicts are addressed. Portfolio holdings information may be disclosed no more frequently than monthly to ratings agencies, consultants and other qualified financial professionals or individuals. The disclosures will not be made sooner than three days after the date of the information. The Authorized Person will regularly review these arrangements and will make periodic reports to the Board regarding disclosure pursuant to such arrangements.


With the exception of disclosures to rating and ranking organizations as described above, the Fund requires any third party receiving non-public holdings information to enter into a confidentiality agreement with the Adviser. The confidentiality agreement provides, among other things, that non-public portfolio holdings information will be kept confidential and that the recipient has a duty not to trade on the non-public information and will use such information solely to analyze and rank the Fund, or to perform due diligence and asset allocation, depending on the recipient of the information.

The Fund's policies and procedures prohibit any compensation or other consideration from being paid to or received by any party in connection with the disclosure of portfolio holdings information, including the Fund, the Adviser and its affiliates or recipients of the Fund's portfolio holdings information.

In addition, the Fund's service providers, such as the custodian, Administrator and Transfer Agent, may receive portfolio holdings information as frequently as daily in connection with their services to the Fund. In addition to any contractual provisions relating to confidentiality of information that may be included in the service providers contract with the Fund, these arrangements impose obligations on the Fund's service providers that would prohibit them from disclosing or trading on the Fund's non-public information. Financial printers and pricing information vendors may receive portfolio holdings information, as necessary, in connection with their services to the Fund.

DESCRIPTION OF SHARES


The Declaration of Trust authorizes the issuance of an unlimited number of shares of the Fund, each of which represents an equal proportionate interest in the Fund with each other share. Shares are entitled upon liquidation to a pro rata share in the net assets of the Fund. Shareholders have no pre-emptive rights. The Declaration of Trust provides that the Trustees may create additional classes of shares. Share certificates representing shares will not be issued. The Fund's shares, when issued, are fully paid and non-assessable.

LIMITATION OF TRUSTEES' LIABILITY

The Declaration of Trust provides that a Trustee shall be liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard for the duties involved in the conduct of his or her office and, if reasonable care has been exercised in the selection of officers, agents, employees or investment advisers, shall not be liable for any neglect or wrongdoing of any such person. The Declaration of Trust also provides that the Fund will indemnify its Trustees against liabilities and expenses incurred in connection with actual or threatened litigation in which they may be involved because of their offices with the Fund unless it is determined in the manner provided in the Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the Fund. However, nothing in the Declaration of Trust shall protect or indemnify a Trustee against any liability for his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. Nothing contained in this section attempts to disclaim a Trustee's individual liability in any manner inconsistent with the federal securities laws.

PROXY VOTING


The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Adviser. The Adviser will vote such proxies in accordance with its proxy policies and procedures, which are included in Appendix A to this SAI.

The Fund is required to disclose annually the Fund's complete proxy voting record on Form N-PX. A description of the policies and procedures that the Adviser uses to determine how to vote proxies relating to portfolio securities, as well as information relating to how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30, will be available on Form N-PX: (i) without charge, upon request, by calling 1-888-793-8637 and (ii) on the SEC's website at http://www.sec.gov.


CODES OF ETHICS


The Board, on behalf of the Fund, has adopted a Code of Ethics pursuant to Rule 17j-1 under the 1940 Act. In addition, the Adviser and the Distributor have adopted Codes of Ethics pursuant to Rule 17j-1. These Codes of Ethics apply to the personal investing activities of trustees, directors, officers, and certain employees ("Access Persons"). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons. Under each Code of Ethics, Access Persons are permitted to engage in personal securities transactions, but are generally required to pre clear their personal securities transactions, including private investments and IPOs and must report their holdings for monitoring purposes. Access Persons may engage in personal securities transactions in securities that are held by the Fund, subject to the limitations of the Codes of Ethics. Copies of these Codes of Ethics are on file with the SEC, and are available to the public.


CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS


As of January 14, 2016, the following persons were record owners (or to the knowledge of the Trust, beneficial owners) of 5% and 25% or more of the Fund. Any shareholders listed below as owning, of record or beneficially, more than 25% of the Fund's outstanding shares may be deemed to control the Fund within the meaning of the 1940 Act. Shareholders controlling the Fund may have a significant impact on any shareholder vote of the Fund.

--------------------------------------------------------------------------------
 NAME AND ADDRESS OF RECORD           NUMBER OF SHARES      PERCENT OF FUND
        OWNER
--------------------------------------------------------------------------------
CLASS A SHARES
--------------------------------------------------------------------------------
JOHN C SIMPSON                            460.041                5.51%
PO BOX 11636
ALEXANDRIA, LA 71315-1636
--------------------------------------------------------------------------------
S3 DYNAMICS LP
ATTN SIMEON A THIBEAUX
PO BOX 11636
ALEXANDRIA, LA 71315-1636                 417.797                5.00%
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS


The financial statements of the Fund and the independent registered public accounting firm's report appearing in the Fund's Annual Report for the fiscal year ended September 30, 2015 are hereby incorporated by reference. Shareholders may obtain copies of the Fund's Prospectus, SAI or Annual Report free of charge by calling the Fund toll-free at 1-888-793-8637.

                APPENDIX A- PROXY VOTING POLICIES AND PROCEDURES

                                UBS O'CONNOR LLC

                              PROXY VOTING POLICY

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                                 POLICY SUMMARY

           UBS O'Connor LLC ("O'Connor") has a fiduciary obligation to vote proxies in the best interest of its clients. The SEC also mandates that investment advisers adopt written policies for voting proxies which includes addressing material conflicts of interests. Investment advisers must also disclose in Part II of Form ADV how clients may obtain voting information.
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                         RISKS ADDRESSED BY THIS POLICY

     The policy is designed to address the following risk:

     o Failure to provided required disclosures for investment advisers and registered investment companies

     o    Failure to vote proxies in best interest of clients and funds

     o    Failure to identify and address conflicts of interest

     o    Failure to provide adequate oversight of third party service providers
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          Unless a client has reserved voting rights or has communicated voting guidance to O'Connor, O'Connor will direct the voting of proxies on securities held in their accounts in accordance with this policy. O'Connor's proxy voting policy is based on O'Connor's belief that voting rights have economic value and must be treated accordingly. Generally, O'Connor expects the boards of directors of companies issuing securities held in client accounts to act as stewards of the financial assets of the company, to exercise good judgment and practice diligent oversight with the management of the company. While there is no absolute set of rules that determine appropriate corporate governance under all circumstances and no set of rules will guarantee ethical behavior, there are certain benchmarks, which, if substantial progress is made toward, give evidence of good corporate governance.

          O'Connor has retained Institutional Shareholder Services Inc. ("ISS") to assist in voting proxies on behalf of clients. O'Connor reviews and monitors ISS' voting manual. Should O'Connor disagree with the ISS proxy voting recommendation, O'Connor will instruct ISS to vote the proxy in accordance with O'Connor's wishes. A summary of ISS' proxy voting guidelines can be obtained at www.issgovernance.com/policy-gateway/2015-policy-information.

CONFLICTS OF INTEREST

          Conflicts may arise when voting proxies as a result of O'Connor or its affiliates' client relationships and marketing efforts, investment, business banking, or corporate advisory activities or other affiliations

          To address such conflicts, ISS has been engaged to independently vote proxies on behalf of our clients. In addition, O'Connor has imposed information barriers between it and its affiliates who conduct commercial banking, investment banking and other activities. If a conflict is identified relating to proxies that the manager does vote directly, such as merger arbitrage, Legal & Compliance should be contacted and consulted before voting any such proxies.

          However, even proxy voting services can be conflicted from time-to-time with the varied services they offer to corporate issuers. Proxy voting services such as ISS have adopted their own conflicts policies:
ISS' can be viewed at
www.issgovernance.com/policy-gateway/2015-policy-information.

          O'Connor has an obligation to periodically review our proxy voting services' conflicts policies and procedures in order to assess their ability to independently perform that function.

DISAGGREGATION

          In general, O'Connor investment professionals should not discuss their voting sentiment nor agree to vote on a particular matter with other affiliated or unaffiliated investment advisers or broker-dealers. This could trigger an aggregation requirement in which we would have to file a combined schedule 13D or 13G with the SEC, the applicable stock exchange, and the issuer itself. Additionally, we could be subject to "insider status" and be subject to short-swing profit disgorgement.

          For the aforementioned reasons, any communication on proxy voting with any other firms, affiliated or unaffiliated, must be discussed with Legal & Compliance in advance of any substantive communication or agreement.

                                                                           ISS >

United States

Concise Proxy Voting Guidelines
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2015 Benchmark Policy Recommendations



EFFECTIVE FOR MEETINGS ON OR AFTER FEBRUARY 1, 2015

PUBLISHED JANUARY 7, 2015


















WWW. ISSGOVERNANCE.COM
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[C] 2015 ISS | Institutional ShareholderServices

ISS >                                  2015 U.S. Concise Proxy Voting Guidelines
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 THE POLICIES CONTAINED HEREIN ARE A SAMPLING OF SELECT, KEY U.S. PROXY VOTING
  GUIDELINES AND ARE NOT EXHAUSTIVE. A FULL LISTING OF ISS' 2015 PROXY VOTING
                          GUIDELINES CAN BE FOUND AT:
      HTTP://WWW.ISSGOVERNANCE.COM/POLICY-GATEWAY/2015-POLICY-INFORMATION/

ROUTINE/MISCELLANEOUS

AUDITOR RATIFICATION


> GENERAL RECOMMENDATION: Vote for proposals to ratify auditors unless any of the following apply:

     > An auditor has a financial interest in or association with the company, and is therefore not independent;

     > There is reason to believe that the independent auditor has rendered an opinion that is neither accurate nor indicative of the company's financial position;

     > Poor accounting practices are identified that rise to a serious level of concern, such as: fraud; misapplication of GAAP; and material weaknesses identified in Section 404 disclosures; or

     >    Fees for non-audit services ("Other" fees) are excessive.

Non-audit fees are excessive if:

     > Non-audit ("other") fees > audit fees + audit-related fees + tax compliance/preparation fees

BOARD OF DIRECTORS:

VOTING ON DIRECTOR NOMINEES IN UNCONTESTED ELECTIONS

> GENERAL RECOMMENDATION: Generally vote for director nominees, except under the following circumstances:

1. ACCOUNTABILITY

Vote against (1) or withhold from the entire board of directors (except new nominees (2), who should be considered case-by-case) for the following:

PROBLEMATIC TAKEOVER DEFENSES

     CLASSIFIED BOARD STRUCTURE:

----------------------
 (1) In general, companies with a plurality vote standard use "Withhold" as the contrary vote option in director elections; compan ies with a majority vote standard use "Against". However, it will vary by company and the proxy must be checked to determine the valid contrary vote option for the particular company.

 (2) A "new nominee" is any current nominee who has not already been elected by shareholders and who joined the board after the problematic action in question transpired. If ISS cannot determine whether the nominee joined the board before or after the problematic action transpired, the nominee will be considered a "new nominee" if he or she joined the board within the 12 mon ths prior to the upcoming shareholder meeting.

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Enabling the financial community to manage governance risk for the benefit of shareholders.

[C] 2015 ISS | Institutional Shareholder Services                        2 of 16

ISS >                                  2015 U.S. Concise Proxy Voting Guidelines
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1.1. The board is classified, and a continuing directorresponsiblefora problematic governanceissueatthe board/committeelevel thatwouldwarranta withhold/againstvoterecommendation is notup for election. All appropriatenominees (except new) may beheld accountable.

DIRECTOR PERFORMANCE EVALUATION:

1.2. The board lacks accountability and oversight, coupled with sustained poor performance relative to peers. Sustained poor performance is measured by one- and three-year total shareholder returns in the bottom half of a company's four-digit GICS industry group (Russell 3000 companies only). Take into consideration the company's five-year total shareholder return and operational metrics. Problematic provisions include but are not limited to:

     >    A classified board structure;

     >    A supermajority vote requirement;

     > Either a plurality vote standard in uncontested director elections or a majority vote standard with no plurality carve-out for contested elections;

     >    The inability of shareholders to call special meetings;

     >    The inability of shareholders to act by written consent;

     >    A dual-class capital structure; and/or

     >    A non--shareholder-approved poison pill.

POISON PILLS:

1.3. The company's poison pill has a "dead- hand" or "modified dead - hand" feature. Vote against or withhold from nominees every year until this feature is removed;

1.4. The board adopts a poison pill with a term of more than 12 months ("long-term pill"), or renews any existing pill, including any "short-term" pill (12 months or less), without shareholder approval. A commitment or policy that puts a newly adopted pill to a binding shareholder vote may potentially offset an adverse vote recommendation. Review such companies with classified boards every year, and such companies with annually elected boards at least once every three years, and vote against or withhold votes from all nominees if the company still maintains a non-shareholder-approved poison pill; or

1.5. The board makes a material adverse change to an existing poison pill without shareholder approval.

Vote case-by-case on all nominees if:

1.6. The board adopts a poison pill with a term of 12 months or less ("short -term pill") without shareholder approval, taking into account the following factors:

     > The date of the pill's adoption relative to the date of the next meeting of shareholders -- i. e. whether the company had time to put the pill on the ballot for shareholder ratification given the circumstances;

     >    The issuer's rationale;

     >    The issuer's governance structure and practices; and

     >    The issuer's track record of accountability to shareholders.

PROBLEMATIC AUDIT-RELATED PRACTICES

Generally vote against or withhold from the members of the Audit Committee if:

1.7. The non-auditfees paidto theauditor areexcessive(seediscussionunder"AUDITOR RATIFICATION");

1.8. The companyreceives anadverseopinionon thecompany's financial statements fromits auditor;or

1.9. Thereis persuasiveevidencethatthe Audit Committeeentered into an inappropriateindemnification agreementwith its auditor that limits theability of thecompany, or its shareholders, to pursuelegitimate legal recourseagainsttheauditfirm.

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Vote case-by-case on members of the Audit Committee and potentially the full board if:

1.10. Poor accounting practices areidentified that riseto a level of serious concern, suchas:fraud;misapplication of GAAP; and material weaknesses identified in Section404disclosures. Examinetheseverity, breadth, chronological sequence, and duration, as well as thecompany's efforts atremediation or correctiveactions, in determining whether withhold/against votes arewarranted.

PROBLEMATIC COMPENSATION PRACTICES/PAY FOR PERFORMANCE MISALIGNMENT

In the absence of an Advisory Vote on Executive Compensation ballot item or in egregious situations, vote against or withhold from the members of the Compensation Committee and potentially the full board if:

1.11. Thereis a significantmisalignmentbetween CEO pay and companyperformance (pay forperformance);

1.12. The companymaintains significant problematicpay practices;

1.13. The board exhibits a significantlevel of poorcommunication and responsiveness to shareholders;

1.14. The companyfails to submitone-timetransfers of stock options to a shareholder vote;or

1.15. The companyfails to fulfill theterms of a burn ratecommitment madeto shareholders.

Vote case-by-case on Compensation Committee members (or, in exceptional cases, the full board) and the Management Say-on-Pay proposal if:

1.16. The company's previous say-on-pay received the support of less than 70 percent of votes cast, taking into account:

     >    The company's response, including:

          > Disclosure of engagement efforts with major institutional investors regarding the issues that contributed to the low level of support;

          > Specific actions taken to address the issues that contributed to the low level of support;

          >    Other recent compensation actions taken by the company;

     >    Whether the issues raised are recurring or isolated;

     >    The company's ownership structure; and

     > Whether the support level was less than 50 percent, which would warrant the highest degree of responsiveness.

UNILATERAL BYLAW/CHARTER AMENDMENTS

1.17. Generally vote against or withhold from directors individually, committee members, or the entire board (except new nominees, who should be
considered case-by-case)   if the board amends the company's bylaws or charter
without shareholder approval in a manner that materially diminishes shareholders' rights or that could adversely impact shareholders, considering the following factors, as applicable:

     > The board's rationale for adopting the bylaw/charter amendment without shareholder ratification;

     > Disclosure by the company of any significant engagement with shareholders regarding the amendment;

     > The level of impairment of shareholders' rights caused by the board's unilateral amendment to the bylaws/charter;

     > The board's track record with regard to unilateral board action on bylaw/charter amendments or other entrenchment provisions;

     >    The company's ownership structure;

     >    The company's existing governance provisions;

     > Whether the amendment was made prior to or in connection with the company's initial public offering;

     > The timing of the board's amendment to the bylaws/charter in connection with a significant business development;

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     > Other factors, as deemed appropriate, that may be relevant to determine the impact of the amendment on shareholders.

GOVERNANCE FAILURES

Under extraordinary circumstances, vote against or withhold from directors individually, committee members, or the entire board, due to:

1.18. Material failures of governance, stewardship, risk oversight (3) , or fiduciaryresponsibilities atthecompany;

1.19. Failureto replacemanagementas appropriate;or

1.20. Egregious actions related to a director's serviceon other boards thatraisesubstantial doubtabouthis or her ability to effectivelyoverseemanagementand servethebestinterests of shareholders at any company.

2. RESPONSIVENESS

Vote case-by-case on individual directors, committee members, or the entire board of directors as appropriate if:

2.1. The board failed to act on a shareholder proposal that received the support of a majority of the shares cast in the previous year. Factors that will be considered are:

     > Disclosed outreach efforts by the board to shareholders in the wake of the vote;

>    Rationale provided in the proxy statement for the level of implementation;

     >    The subject matter of the proposal;

     > The level of support for and opposition to the resolution in past meetings;

     > Actions taken by the board in response to the majority vote and its engagement with shareholders;

     > The continuation of the underlying issue as a voting item on the ballot (as either shareholder or management proposals); and

     >    Other factors as appropriate.

2.2. The board failed to act on takeover offers where the majority of shares are tendered;

2.3. At the previous board election, any director received more than 50 percent withhold/against votes of the shares cast and the company has failed to address the issue(s) that caused the high withhold/against vote; 2.4. The board implements an advisory vote on executive compensation on a less frequent basis than the frequency that received the majority of votes cast at the most recent shareholder meeting at which shareholders voted on the say-on-pay frequency; or 2.5. The board implements an advisory vote on executive compensation on a less frequent basis than the frequency that received a plurality, but not a majority, of the votes cast at the most recent shareholder meeting at which shareholders voted on the say-on-pay frequency, taking into account: > The board's rationale for selecting a frequency that is different from the frequency that received a plurality; > The company's ownership structure and vote results; > ISS' analysis of whether there are compensation concerns or a history of problematic compensation practices; and > The previous year's support level on the company's say-on-pay proposal.

3. COMPOSITION

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 (3) Examples of failure of risk oversight include, but are not limited to: bribery; large or serial fines or sanctions from regulatory bodies; significant adverse legal judgments or settlements; hedging of company stock; or significant pledging of company stoc k.

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ATTENDANCE AT BOARD AND COMMITTEE MEETINGS:

3.1. Generally vote against or withhold from directors (except new nominees, who should be considered case-by- case (4)) who attend less than 75 percent of the aggregate of their board and committee meetings for the period for which they served, unless an acceptable reason for absences is disclosed in the proxy or another SEC filing. Acceptable reasons for director absences are generally limited to the following:

     >    Medical issues/illness;

     >    Family emergencies; and

     > Missing only one meeting (when the total of all meetings is three or fewer).

3.2. If the proxy disclosure is unclear and insufficient to determine whether a director attended at least 75 percent of the aggregate of his/her board and committee meetings during his/her period of service, vote against or withhold from the director(s) in question.

OVERBOARDED DIRECTORS:

Vote against or withhold from individual directors who:

3.3. Siton morethan six publiccompany boards;or

3.4. Are CEOs of publiccompanies who siton theboards of morethan two publiccompanies besides their own-- withholdonly attheir outsideboards (5)
     .

4. INDEPENDENCE

Vote against or withhold from Inside Directors and Affiliated Outside Directors (per the CATEGORIZATION OF DIRECTORS) when:

4.1. The insideor affiliated outsidedirectorserves on any of thethreekey committees:audit, compensation, or nominating;

4.2. The companylacks anaudit, compensation, or nominating committeeso thatthefull boardfunctions as that committee;

4.3. The companylacks a formal nominating committee, even if theboardattests thattheindependentdirectors fulfill thefunctions of such a committee;or

4.4. Independentdirectors makeup less than a majority of thedirectors.

INDEPENDENT CHAIR (SEPARATE CHAIR/CEO)


GENERAL RECOMMENDATION: Generally vote for shareholder proposals requiring that the chairman's position be filled by an independent director, taking into consideration the following:

> The scope of the proposal;

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 (4) For new nominees only, schedule conflicts due to commitments made prior to their appointment to the board are considered if disclosed in the proxy or another SEC filing.

 (5) Although all of a CEO's subsidiary boards will be counted as separate boards, ISS will not recommend a withhold vot e from the CEO of a parent company board or any of the controlled (>50 percent ownership) subsidiaries of that parent, but may do so at subsidiaries that are less than 50 percent controlled and boards outside the parent/subsidiary relationships.

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     >    The company's current board leadership structure;

     >    The company's governance structure and practices;

     >    Company performance; and

     >    Any other relevant factors that may be applicable.

PROXY ACCESS

ISS supports proxy access as an important shareholder right, one that is complementary to other best-practice corporate governance features. However, in the absence of a uniform standard, proposals to enact proxy access may vary widely; as such, ISS is not setting forth specific parameters at this time and will take a case-by-case approach in evaluating these proposals.

GENERAL RECOMMENDATION: Vote case-by-case on proposals to enact proxy access, taking into account, among other factors:

     >    Company-specific factors; and

     >    Proposal-specific factors, including:

          > The ownership thresholds proposed in the resolution (i. e. , percentage and duration);

          > The maximum proportion of directors that shareholders may nominate each year; and

          > The method of determining which nominations should appear on the ballot if multiple shareholders submit nominations.

PROXY CONTESTS--VOTING FOR DIRECTOR NOMINEES IN CONTESTED ELECTIONS

GENERAL RECOMMENDATION: Vote case-by-case on the election of directors in contested elections, considering the following factors:

     > Long-term financial performance of the target company relative to its industry;

     >    Management's track record;

     >    Background to the proxy contest;

     >    Nominee qualifications and any compensatory arrangements;

     > Strategic plan of dissident slate and quality of critique against management;

     > Likelihood that the proposed goals and objectives can be achieved (both slates);

     >    Stock ownership positions.

When the addition of shareholder nominees to the management card ("proxy access nominees") results in a number of nominees on the management card which exceeds the number of seats available for election, vote case-by-case considering the same factors listed above.

1. SHAREHOLDER RIGHTS & DEFENSES

LITIGATION RIGHTS (INCLUDING EXCLUSIVE VENUE AND FEE-SHIFTING BYLAW PROVISIONS)

Bylaw provisions impacting shareholders' ability to bring suit against the company may include exclusive venue provisions, which provide that the state of incorporation shall be the sole venue for certain types of litigation, and fee-shifting provisions that require a shareholder who sues a company unsuccessfully to pay all litigation expenses of the defendant corporation.

GENERAL RECOMMENDATION: Vote case-by-case on bylaws which impact shareholders' litigation rights, taking into account factors such as:

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     >    The company's stated rationale for adopting such a provision;

     > Disclosure of past harm from shareholder lawsuits in which plaintiffs were unsuccessful or shareholder lawsuits outside the jurisdiction of incorporation;

     > The breadth of application of the bylaw, including the types of lawsuits to which it would apply and the definition of key terms; and

     > Governance features such as shareholders' ability to repeal the provision at a later date (including the vote standard applied when shareholders attempt to amend the bylaws) and their ability to hold directors accountable through annual director elections and a majority vote standard in uncontested elections.

Generally vote against bylaws that mandate fee-shifting whenever plaintiffs are not completely successful on the merits (i.e., in cases where the plaintiffs are partially successful).

Unilateral adoption by the board of bylaw provisions which affect shareholders' litigation rights will be evaluated under ISS' policy on UNILATERAL BYLAW/CHARTER AMENDMENTS.

CAPITAL/RESTRUCTURING

COMMON STOCK AUTHORIZATION

> GENERAL RECOMMENDATION: Vote for proposals to increase the number of authorized common shares where the primary purpose of the increase is to issue shares in connection with a transaction on the same ballot that warrants support.

Vote against proposals at companies with more than one class of common stock to increase the number of authorized shares of the class of common stock that has superior voting rights.

Vote against proposals to increase the number of authorized common shares if a vote for a reverse stock split on the same ballot is warranted despite the fact that the authorized shares would not be reduced proportionally.

Vote case-by-case on all other proposals to increase the number of shares of common stock authorized for issuance.
Take into account company-specific factors that include, at a minimum, the following:

     >    Past Board Performance:

          > The company's use of authorized shares during the last three years

     >    The Current Request:

          > Disclosure in the proxy statement of the specific purposes of the proposed increase;

          > Disclosure in the proxy statement of specific and severe risks to shareholders of not approving the request; and

          > The dilutive impact of the request as determined by an allowable increase calculated by ISS (typically 100 percent of existing authorized shares) that reflects the company's need for shares and total shareholder returns.

PREFERRED STOCK AUTHORIZATION

GENERAL RECOMMENDATION: Vote for proposals to increase the number of authorized preferred shares where the primary purpose of the increase is to issue shares in connection with a transaction on the same ballot that warrants support.

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Vote against proposals at companies with more than one class or series of preferred stock to increase the number of authorized shares of the class or series of preferred stock that has superior voting rights.

Vote case-by-case on all other proposals to increase the number of shares of preferred stock authorized for issuance.
Take into account company-specific factors that include, at a minimum, the following:

     >    Past Board Performance:

          > The company's use of authorized preferred shares during the last three years;

     >    The Current Request:

          > Disclosure in the proxy statement of the specific purposes for the proposed increase;

          > Disclosure in the proxy statement of specific and severe risks to shareholders of not approving the request;

          > In cases where the company has existing authorized preferred stock, the dilutive impact of the request as determined by an allowable increase calculated by ISS (typically 100 percent of existing authorized shares) that reflects the company's need for shares and total shareholder returns; and

          > Whether the shares requested are blank check preferred shares that can be used for antitakeover purposes.

MERGERS AND ACQUISITIONS


> GENERAL RECOMMENDATION: Vote case-by-case on mergers and acquisitions. Review and evaluate the merits and drawbacks of the proposed transaction, balancing various and sometimes countervailing factors including:

     > VALUATION - Is the value to be received by the target shareholders (or paid by the acquirer) reasonable? While the fairness opinion may provide an initial starting point for assessing valuation reasonableness, emphasis is placed on the offer premium, market reaction and strategic rationale.

     > MARKET REACTION - How has the market responded to the proposed deal? A negative market reaction should cause closer scrutiny of a deal.

     > STRATEGIC RATIONALE - Does the deal make sense strategically? From where is the value derived? Cost and revenue synergies should not be overly aggressive or optimistic, but reasonably achievable. Management should also have a favorable track record of successful integration of historical acquisitions.

     > NEGOTIATIONS AND PROCESS - Were the terms of the transaction negotiated at arm's-length? Was the process fair and equitable? A fair process helps to ensure the best price for shareholders. Significant negotiation "wins" can also signify the deal makers' competency. The comprehensiveness of the sales process (E. G. , full auction, partial auction, no auction) can also affect shareholder value.

     > CONFLICTS OF INTEREST - Are insiders benefiting from the transaction disproportionately and inappropriately as compared to non-insider shareholders? As the result of potential conflicts, the directors and officers of the company may be more likely to vote to approve a merger than if they did not hold these interests. Consider whether these interests may have influenced these directors and officers to support or recommend the merger. The CIC figure presented in the "ISS Transaction Summary" section of this report is an aggregate figure that can in certain cases be a misleading indicator of the true value transfer from shareholders to insiders. Where such figure appears to be excessive, analyze the underlying assumptions to determine whether a potential conflict exists.

     > GOVERNANCE - Will the combined company have a better or worse governance profile than the current governance profiles of the respective parties to the transaction? If the governance profile is to change for the worse, the burden is on the company to prove that other issues (such as valuation) outweigh any deterioration in governance.


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COMPENSATION

Executive Pay Evaluation

Underlying all evaluations are five global principles that most investors expect corporations to adhere to in designing and administering executive and director compensation programs:

     1. Maintain appropriatepay-for-performance alignment, with emphasison long-term shareholder value: This principle encompasses overall executive pay practices, which must be designed to attract, retain, and appropriately motivate the key employees whodriveshareholder value creation over the long term. It will take into consideration, amongother factors, the link between pay and performance; the mix between fixed and variable pay; performance goals; and equity-based plan costs;

     2. Avoid arrangements tha trisk"pay forfailure": This principle addresses theappropriateness of long or indefinite contracts, excessiveseverancepackages, andguaranteed compensation;

     3. Maintain an independentand effective compensation committee: This principle promotes oversight of executive pay programs by directors with appropriate skills, knowledge, experience, anda sound process for compensation decision-making (E.G., including access to independent expertise and advicewhen needed);

     4. Provide shareholders with clear, comprehensive compensation disclosures: This principle underscores the importance of informative and timely disclosures that enable shareholders to evaluate executive pay practices fully and fairly;

     5. Avoid inappropriate pay to non-executive directors: This principle recognizes the interests of shareholders in ensuring that compensation to outside directors does not compromise their independence and ability to make appropriate judgments inoversee ng managers' pay and performance. At the market level, it may incorporate a variety of generally accepted best practices.

ADVISORY VOTES ON EXECUTIVE COMPENSATION--MANAGEMENT PROPOSALS (MANAGEMENT SAY-ON-PAY)

GENERAL RECOMMENDATION: Vote case-by-case on ballot items related to executive pay and practices, as well as certain aspects of outside director compensation.

Vote against Advisory Votes on Executive Compensation (Management
Say-on-Pay--MSOP) if:

     > There is a significant misalignment between CEO pay and company performance (PAY FOR PERFORMANCE);

     >    The company maintains significant PROBLEMATIC PAY PRACTICES ;

     > The board exhibits a significant level of POOR COMMUNICATION AND RESPONSIVENESS to shareholders.

Vote against or withhold from the members of the Compensation Committee and potentially the ful l board if:

     > There is no MSOP on the ballot, and an against vote on an MSOP is warranted due to pay for performance misalignment, problematic pay practices, or the lack of adequate responsiveness on compensation issues raised previously, or a combination thereof;

     > The board fails to respond adequately to a previous MSOP proposal that received less than 70 percent support of votes cast;

     > The company has recently practiced or approved problematic pay practices, including option repricing or option backdating; or

     >    The situation is egregious.

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PRIMARY EVALUATION FACTORS FOR EXECUTIVE PAY

PAY-FOR-PERFORMANCE EVALUATION

ISS annually conducts a pay-for-performance analysis to identify strong or satisfactory alignment between pay and performance over a sustained period. With respect to companies in the Russell 3000 or Russell 3000E Indices (6), this analysis considers the following:

     1.   Peer Group (7) Alignment:

     > The degree of alignment between the company's annualized TSR rank and the CEO's annualized total pay rank within a peer group, each measured over a three-year period.

     > The multiple of the CEO's total pay relative to the peer group median.

     2. Absolute Alignment (8) -- the absolute alignment between the trend in CEO pay and company TSR over the prior five fiscal years -- i.e. , the difference between the trend in annual pay changes and the trend in annualized TSR during the period.

If the above analysis demonstrates significant unsatisfactory long-term pay-for-performance alignment or, in the case of companies outside the Russell indices, misaligned pay and performance are otherwise suggested, our analysis may include any of the following qualitative factors, as relevant to evaluating how various pay elements may work to encourage or to undermine long-term value creation and alignment with shareholder interests:

     >    The ratio of performance-to time-based equity awards;

     >    The overall ratio of performance-based compensation;

     >    The completeness of disclosure and rigor of performance goals;

     >    The company's peer group benchmarking practices;

     > Actual results of financial/operational metrics, such as growth in revenue, profit, cash flow, etc. , both absolute and relative to peers;

     > Special circumstances related to, for example, a new CEO in the prior FY or anomalous equity grant practices (e. g. , bi-annual awards);

     >    Realizable pay (9) compared to grant pay; and

     >    Any other factors deemed relevant.

PROBLEMATIC PAY PRACTICES

The focus is on executive compensation practices that contravene the global pay principles, including:

     > Problematic practices related to non-performance-based compensation elements;

     >    Incentives that may motivate excessive risk-taking; and


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(6) The RUSSELL 3000E Index includes approximately 4,000 of the largest U. S. equity securities.

(7) The revised peer group is generally comprised of 14-24 companies that are selected using market cap, revenue (or assets for certain financial firms), GICS industry group, and company's selected peers' GICS industry group, with size constraints, via a process designed to select peers that are comparable to the subject company in terms of revenue/assets and industry, and also within a market cap bucket that is reflective of the company's. For Oil, Gas & Consumable Fuels companies, market cap is the only size determinant.

(8) Only Russell 3000 Index companies are subject to the Absolute Alignment analysis.

(9) ISS research reports include realizable pay for S&P1500 companies.

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     >    Options Backdating.

PROBLEMATIC PAY PRACTICES RELATED TO NON-PERFORMANCE-BASED COMPENSATION
ELEMENTS

Pay elements that are not directly based on performance are generally evaluated case-by-case considering the context of a company's overall pay program and demonstrated pay-for-performance philosophy. Please refer to ISS' Compensation FAQ document for detail on specific pay practices that have been identified as potentially problematic and may lead to negative recommendations if they are deemed to be inappropriate or unjustified relative to executive pay best practices. The list below highlights the problematic practices that carry significant weight in this overall consideration and may result in adverse vote recommendations:

> Repricing or replacing of underwater stock options/SARS without prior shareholder approval (including cash buyouts and voluntary surrender of underwater options);

> Excessive perquisites or tax gross-ups, including any gross-up related to a secular trust or restricted stock vesting;

> New or
extended agreements that provide for:

     > CIC payments exceeding 3 times base salary and average/target/most recent bonus;

     > CIC severancepayments withoutinvoluntary job loss or substantial diminution of duties ("single" or "modified single" triggers);

     > CIC payments with excisetax gross-ups (including "modified" gross-ups).

INCENTIVES THAT MAY MOTIVATE EXCESSIVE RISK-TAKING

     >    Multi-year guaranteed bonuses;

     > A single or common performance metric used for short- and long-term plans;

     >    Lucrative severance packages;

     >    High pay opportunities relative to industry peers;

     >    Disproportionate supplemental pensions; or

     > Mega annual equity grants that provide unlimited upside with no downside risk.

Factors that potentially mitigate the impact of risky incentives include rigorous claw-back provisions and robust stock ownership/holding guidelines.

OPTIONS BACKDATING

The following factors should be examined case-by-case to allow for distinctions to be made between "sloppy" plan administration versus deliberate action or fraud:

     > Reason and motive for the options backdating issue, such as inadvertent vs. deliberate grant date changes;

     >    Duration of options backdating;

     >    Size of restatement due to options backdating;

     > Corrective actions taken by the board or compensation committee, such as canceling or re-pricing backdated options, the recouping of option gains on backdated grants; and

     > Adoption of a grant policy that prohibits backdating, and creates a fixed grant schedule or window period for equity grants in the future.

COMPENSATION COMMITTEE COMMUNICATIONS AND RESPONSIVENESS

Consider the following factors case-by-case when evaluating ballot items related to executive pay on the board's responsiveness to investor input and engagement on compensation issues:

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     > Failure to respond to majority-supported shareholder proposals on executive pay topics; or

     > Failure to adequately respond to the company's previous say-on-pay proposal that received the support of less than 70 percent of votes cast, taking into account:

          >    The company's response, including:

               > Disclosure of engagement efforts with major institutional investors regarding the issues that contributed to the low level of support;

               > Specific actions taken to address the issues that contributed to the low level of support;

               >    Other recent compensation actions taken by the company;

     >    Whether the issues raised are recurring or isolated;

     >    The company's ownership structure; and

     > Whether the support level was less than 50 percent, which would warrant the highest degree of responsiveness.

EQUITY-BASED AND OTHER INCENTIVE PLANS


> GENERAL RECOMMENDATION: Vote case-by-case on certain equity-based compensation plans (10) depending on a combination of certain plan features and equity grant practices, where positive factors may counterbalance negative factors, and vice versa, as evaluated using an "equity plan scorecard" (EPSC) approach with three pillars:

     > PLAN COST: Thetotal estimated costof thecompany's equity plans relativeto industry/marketcap peers, measured by the company's estimated Shareholder ValueTransfer (SVT) inrelation to peers andconsidering both:

          > SVT based on new shares requested plus shares remaining for future grants, plus outstanding unvested/unexercised grants; and

          > SVT based only on new shares requested plus shares remaining for future grants.

     >    PLAN FEATURES:

          > Automatic single-triggered award vesting upon a change in control (CIC);

          >    Discretionary vesting authority;

          >    Liberal share recycling on various award types;

          >    Lack of minimum vesting period for grants made under the plan.

     >    GRANT PRACTICES:

          > The company's three year burn rate relative to its industry/market cap peers;

          > Vesting requirements in most recent CEO equity grants (3-year look-back);

          > The estimated duration of the plan (based on the sum of shares remaining available and the new shares requested, divided by the average annual shares granted in the prior three years);

          > The proportion of the CEO's most recent equity grants/awards subject to performance conditions;

          >    Whether the company maintains a claw-back policy;

          > Whether the company has established post exercise/vesting share-holding requirements.

Generally vote against the plan proposal if the combination of above factors indicates that the plan is not, overall, in shareholders' interests, or if any of the following egregious factors apply:

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 (10) Proposals evaluated under the EPSC policy generally include those to approve or amend (1) stock option plans for employees and/or employees and directors, (2) restricted stock plans for employees and/or employees and directors, and (3) omnibus stoc k incentive plans for employees and/or employees and directors.


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     > Awards may vest in connection with a liberal change-of-control definition;

     > The plan would permit repricing or cash buyout of underwater options without shareholder approval (either by expressly permitting it -- for NYSE and Nasdaq listed companies -- or by not prohibiting it when the company has a history of repricing -- for non-listed companies);

     > The plan is a vehicle for problematic pay practices or a significant pay-for-performance disconnect under certain circumstances; or

     > Any other plan features are determined to have a significant negative impact on shareholder interests.

SOCIAL/ENVIRONMENTAL ISSUES

GLOBAL APPROACH

Issues covered under the policy include a wide range of topics, including consumer and product safety, environment and energy, labor standards and human rights, workplace and board diversity, and corporate political issues. While a variety of factors goes into each analysis, the overall principle guiding all vote recommendations focuses on how the proposal may enhance or protect shareholder value in either the short or long term.


> GENERAL RECOMMENDATION: Generally vote case-by-case, taking into consideration whether implementation of the proposal is likely to enhance or protect shareholder value, and in addition the following will also be considered:

     > If the issues presented in the proposal are more appropriately or effectively dealt with through legislation or government regulation;

     > If the company has already responded in an appropriate and sufficient manner to the issue(s) raised in the proposal;

     > Whether the proposal's request is unduly burdensome (scope or timeframe) or overly prescriptive;

     > The company's approach compared with any industry standard practices for addressing the issue(s) raised by the proposal;

     > If the proposal requests increased disclosure or greater transparency, whether or not reasonable and sufficient information is currently available to shareholders from the company or from other publicly available sources; and

     > If the proposal requests increased disclosure or greater transparency, whether or not implementation would reveal proprietary or confidential information that could place the company at a competitive disadvantage.

CLIMATE CHANGE/GREENHOUSE GAS (GHG) EMISSIONS

> GENERAL RECOMMENDATION: Generally vote for resolutions requesting that a company disclose information on the impact of climate change on its operations and investments, considering:

     > Whether the company already provides current, publicly-available information on the impacts that climate change may have on the company as well as associated company policies and procedures to address related risks and/or opportunities;

     > The company's level of disclosure is at least comparable to that of industry peers; and

     > There are no significant controversies, fines, penalties, or litigation associated with the company's environmental performance.

Generally vote for proposals requesting a report on greenhouse gas (GHG) emissions from company operations and/or products and operations, unless:

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     > The company already discloses current, publicly-available information on the impacts that GHG emissions may have on the company as well as associated company policies and procedures to address related risks and/or opportunities;

     > The company's level of disclosure is comparable to that of industry peers; and

     > There are no significant, controversies, fines, penalties, or litigation associated with the company's GHG emissions.

Vote case-by-case on proposals that call for the adoption of GHG reduction goals from products and operations, taking into account:

     > Whether the company provides disclosure of year-over-year GHG emissions performance data;

     >    Whether company disclosure lags behind industry peers;

     >    The company's actual GHG emissions performance;

     > The company's current GHG emission policies, oversight mechanisms, and related initiatives; and

     > Whether the company has been the subject of recent, significant violations, fines, litigation, or controversy related to GHG emissions.

Political Activities

LOBBYING

> GENERAL RECOMMENDATION: Vote case-by-case on proposals requesting information on a company's lobbying (including direct, indirect, and grassroots lobbying) activities, policies, or procedures, considering:

     > The company's current disclosure of relevant lobbying policies, and management and board oversight;

> The company's disclosure regarding trade associations or other groups that it supports, or is a member of, that engage in lobbying activities; and

     > Recent significant controversies, fines, or litigation regarding the company's lobbying-related activities.

POLITICAL CONTRIBUTIONS

> GENERAL RECOMMENDATION: Generally vote for proposals requesting greater disclosure of a company's political contributions and trade association spending policies and activities, considering:

     > The company's policies, and management and board oversight related to its direct political contributions and payments to trade associations or other groups that may be used for political purposes;

     > The company's disclosure regarding its support of, and participation in, trade associations or other groups that may make political contributions; and

     > Recent significant controversies, fines, or litigation related to the company's political contributions or political activities.

Vote against proposals barring a company from making political contributions. Businesses are affected by legislation at the federal, state, and local level; barring political contributions can put the company at a competitive disadvantage.

Vote against proposals to publish in newspapers and other media a company's political contributions. Such publications could present significant cost to the company without providing commensurate value to shareholders.

POLITICAL TIES

> GENERAL RECOMMENDATION: Generally vote against proposals asking a company to affirm political nonpartisanship in the workplace, so long as:


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     > There are no recent, significant controversies, fines, or litigation regarding the company's political contributions or trade association spending; and

     > The company has procedures in place to ensure that employee contributions to company-sponsored political action committees (PACs) are strictly voluntary and prohibit coercion.

Vote against proposals asking for a list of company executives, directors, consultants, legal counsels, lobbyists, or investment bankers that have prior government service and whether such service had a bearing on the business of the company. Such a list would be burdensome to prepare without providing any meaningful information to shareholders.






This document and all of the information contained in it, including without limitation all text, data, graphs, and charts (collectively, the "Information") is the property of Institutional Shareholder Services Inc. (ISS), its subsidiaries, or, in some cases third party suppliers.

The Information has not been submitted to, nor received approval from, the United States Securities and Exchange Commission or any other regulatory body. None of the Information constitutes an offer to sell (or a solicitation of an offer to buy), or a promotion or recommendation of, any security, financial product or other investment vehicle or any trading strategy, and ISS does not endorse, approve, or otherwise express any opinion regarding any issuer, securities, financial products or instruments or trading strategies.

The user of the Information assumes the entire risk of any use it may make or permit to be made of the Information.

ISS MAKES NO EXPRESS OR IMPLIED WARRANTIES OR REPRESENTATIONS WITH RESPECT TO THE INFORMATION AND EXPRESSLY DISCLAIMS ALL IMPLIED WARRANTIES (INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF ORIGINALITY, ACCURACY, TIMELINESS, NON-INFRINGEMENT, COMPLETENESS, MERCHANTABILITY, AND FITNESS for A PARTICULAR PURPOSE) WITH RESPECT TO ANY OF THE INFORMATION.

Without limiting any of the foregoing and to the maximum extent permitted by law, in no event shall ISS have any liability regarding any of the Information for any direct, indirect, special, punitive, consequential (including lost profits), or any other damages even if notified of the possibility of such damages. The foregoing shall not exclude or limit any liability that may not by applicable law be excluded or limited.



ISS >
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                                 O'CONNOR EQUUS

                                     PART C

                               OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS.

(1)  Financial Statements:

     Part A: The financial highlights of the Registrant for the fiscal year ended September 30, 2015 and the fiscal period ended September 30, 2014 are included in Part A of this registration statement in the section entitled "Financial Highlights."

     Part B: The Registrant's audited financial statements for the fiscal year ended September 30, 2015 in the Registrant's 2015 Annual Report, filed electronically with the Securities and Exchange Commission pursuant to
     Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

(2)  EXHIBITS

     (a)(i) Certificate of Trust dated February 3, 2014, is incorporated herein by reference to Exhibit (a)(i) of the Registrant's Registration Statement on Form N-2 (File No. 333-193931), filed with the SEC via EDGAR Accession No. 0001135428-14-000069 on February 13, 2014.

     (a)(ii) Agreement and Declaration of Trust dated February 3, 2014, is incorporated herein by reference to Exhibit (a)(ii) of the Registrant's Registration Statement on Form N-2 (File No. 333-193931), filed with the SEC via EDGAR Accession No. 0001135428-14-000069 on February 13, 2014.

     (b) Amended and Restated By-Laws, dated September 18, 2014, are filed herewith.

     (c)     Voting Trust Agreement -- NOT APPLICABLE.

     (d) Instruments Defining Rights of Shareholders -- none other than the Declaration of Trust and By-laws.

     (e)     Dividend Reinvestment Plan -- NOT APPLICABLE.

     (f)     NOT APPLICABLE.

     (g) Investment Advisory Agreement, dated May 30, 2014, between Registrant and UBS O'Connor LLC (the "Adviser") is incorporated herein by reference to Exhibit (g) of Pre- Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-193931), filed with the SEC via EDGAR Accession No. 0001135428-14-000407 on June 10, 2014.

     (h) Distribution Agreement, dated May 27, 2014, between Registrant and SEI Investments Distribution Co. is incorporated herein by reference to Exhibit (h) of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-

             193931), filed with the SEC via EDGAR Accession No.
             0001135428-14-000407 on June 10, 2014.

     (i)     Bonus or Profit Sharing -- NOT APPLICABLE.

     (j) Custody Agreement, dated May 15, 2014, between Registrant and Union Bank, N.A. is incorporated herein by reference to Exhibit (j) of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-193931), filed with the
             SEC via EDGAR Accession No. 0001135428-14-000407 on June 10, 2014.

     (k)     Other Material Contracts:

               (i) Administration Agreement between Registrant and SEI Investments Global Funds Services is incorporated herein by reference to Exhibit (k)(i) of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-193931), filed with the SEC via EDGAR Accession No. 0001135428-14-000407 on June 10, 2014.

              (ii) Transfer Agency Agreement, dated May 21, 2014, between Registrant and Atlantic Shareholder Services, LLC is incorporated herein by reference to Exhibit (k)(ii) of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-193931), filed with the SEC via EDGAR Accession No. 0001135428-14-000407 on June 10, 2014.

             (iii) Expense Limitation Agreement, dated May 30, 2014, between Registrant and the Adviser is incorporated herein by reference to Exhibit (k)(iii) of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-193931), filed with the SEC via EDGAR Accession No. 0001135428- 14-000407 on June 10, 2014.

     (l) Opinion and Consent of Morgan, Lewis & Bockius LLP is filed herewith.

     (m)     NOT APPLICABLE.

     (n) Consent of Independent Registered Public Accounting Firm is filed herewith.

     (o)     Omitted Financial Statements -- NOT APPLICABLE.

     (p) Initial Capital Agreements, dated May 20, 2014 are incorporated herein by reference to Exhibit (p) of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-193931), filed with the SEC via EDGAR Accession No. 0001135428-14-000407 on June 10, 2014.

     (q)     NOT APPLICABLE.

     (r)     Code of Ethics:

               (i) The Code of Ethics for the Registrant is incorporated herein by reference to Exhibit (r)(i) of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-193931), filed with the SEC via EDGAR Accession No. 0001135428-14-000407 on June 10, 2014.

              (ii) The Code of Ethics for the Adviser is incorporated herein by reference to Exhibit (r)(ii) of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2 (File No. 333-193931), filed with the SEC via EDGAR Accession No. 0001135428-14-000407 on June 10, 2014.

             (iii) The Code of Ethics for SEI Investments Distribution Co., dated September 1, 2015, is filed herewith.

              (iv) The Code of Ethics for SEI Investments Global Funds Services dated February 2015, is filed herewith.

     (s)     Powers of Attorney for Mssrs. William M. Doran, Jon C. Hunt, Thomas
             P. Lemke, Randall S. Yanker, Nicholas Vagra and Robert Kerns are incorporated herein by reference to Exhibit (s) of Pre-Effective Amendment No. 2 to the Registrant's Registration Statement on
             Form N-2 (File No. 333-193931), filed with the SEC via EDGAR Accession No. 0001135428-14-000407 on June 10, 2014.

ITEM 26. MARKETING ARRANGEMENTS.

The information contained under the heading "The Plan of Distribution" in this Registration Statement is incorporated by reference.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Not applicable.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL.

The information in the Statement of Additional Information under the headings "Control Persons and Principal Shareholders" and "Trustees and Officers of the Fund" is incorporated by reference.

ITEM 29. NUMBERS OF HOLDERS OF SECURITIES.

The following table sets forth the number of record holders of the Registrant's common stock as of January 26, 2016:


              TITLE OF CLASS                     NUMBER OF RECORD HOLDERS
              --------------                     ------------------------
              Class A shares                              80

ITEM 30. INDEMNIFICATION.

Reference is made to Article VII of the Registrant's Agreement and Declaration of Trust and Article VI of the Registrant's Bylaws. Article VII, Section 2 of the Agreement and Declaration of Trust provides that the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Registrant, nor for the act or omission of any other Trustee, and, subject to the provisions of the Registrant's Bylaws, the Registrant out of its assets may indemnify and hold harmless each and every Trustee and officer of the Registrant from and against any and all claims, demands, costs, losses, expenses and damages whatsoever arising out of or related to such Trustee's or officer's performance of his or her duties as a Trustee or officer of the Registrant; provided that nothing therein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Registrant or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Article VI, Section 2 of the Bylaws provides generally that the Registrant shall indemnify any Trustee or officer of the Registrant who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Registrant) by reason of the fact that such person is or was a Trustee or officer of the Registrant, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if it is determined that such person acted in good faith and reasonably believed: (a) in the case of conduct in his official capacity as an agent of the Registrant, that his conduct was in the Registrant's best interests; (b) in all other cases, that his conduct was at least not opposed to the Registrant's best interests; and (c) in the case of a criminal proceeding, that he had no reasonable cause to believe the conduct of that person was unlawful.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant furnishes the following undertaking: "Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission ("SEC") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue."

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

The Adviser serves as the investment adviser to O'Connor EQUUS. The Adviser's principal office is located at One North Wacker Drive, 32nd Floor, Chicago, Illinois 60606. The Adviser is an SEC-registered investment adviser under the Investment Advisers Act of 1940, as amended.

The directors, officers and partners of the Adviser have not been engaged with any other business, profession, vocation or employment of a substantial nature within the last two fiscal years for their own account or in the capacity of director, officer, employee, partner, or trustee, except as described in the Prospectus or Statement of Additional Information filed herewith or the Adviser's Form ADV, as filed with the SEC (File No. 801-57469), and incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS.

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are maintained at the following locations:

     RECORDS RELATING TO:                                    ARE LOCATED AT:

     Registrant's Investment Adviser                         UBS O'Connor LLC
                                                             One North Wacker Drive, 32nd Floor
                                                             Chicago, Illinois 60606



                                        C-4


     Registrant's Fund Administrator and Fund                SEI Investments Global Funds Services
     Accountant                                              One Freedom Valley Drive
                                                             Oaks, Pennsylvania 19456

     Registrant's Custodian                                  Union Bank, N.A.
                                                             350 California Street, 6th Floor
                                                             San Francisco, CA 94104

     Registrant's Distributor(s)                             SEI Investments Distribution Co.
                                                             One Freedom Valley Drive
                                                             Oaks, Pennsylvania 19456

     Registrant's Transfer Agent                             Atlantic Fund Services, LLC
                                                             Three Canal Plaza
                                                             Portland, Maine 04101

ITEM 33. MANAGEMENT SERVICES.

Not applicable.

ITEM 34. UNDERTAKINGS.

(1)  Not applicable.

(2)  Not applicable.

(3)  Not applicable.

(4)  The Registrant undertakes:

     (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C under the Securities Act of 1933; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

     (e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

          (i) any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

          (ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

          (iii) any other communication that is an offer in the offering made by the Registrant to the purchaser.

(5)  Not applicable.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of the Registration Statement under Rule 486(b) under the Securities Act of 1933, as amended, and has duly caused this Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oaks, Commonwealth of Pennsylvania on the 28th day of January, 2016.

                                                       O'Connor EQUUS
                                                       (Registrant)

                                                       By:         *
                                                           -----------------
                                                           Nicholas J. Vagra
                                                           President


Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                        TITLE                          DATE

     *                           Trustee                        January 28, 2016
---------------------
William M. Doran

     *                           Trustee                        January 28, 2016
---------------------
Jon C. Hunt

     *                           Trustee                        January 28, 2016
---------------------
Thomas P. Lemke

     *                           Trustee                        January 28, 2016
---------------------
Randall S. Yanker

     *                           President                      January 28, 2016
---------------------
Nicholas J. Vagra

     *                           Treasurer, Controller &        January 28, 2016
---------------------            Chief Financial Officer
Robert Kerns

* By: /s/ Dianne M. Descoteaux
      ------------------------
      Dianne M. Descoteaux
      Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NUMBER      DESCRIPTION

(b)                 Amended and Restated By-Laws, dated September 18, 2014
(l)                 Opinion and Consent of Morgan, Lewis & Bockius LLP
(n)                 Consent of Independent Registered Public Accounting Firm
(r)(iii) The Code of Ethics for SEI Investments Distribution Co., dated September 1, 2015
(r)(iv) The Code of Ethics for SEI Investments Global Funds Services, dated February 2015